The shape of things to come

annual report 2007

Contents

Cover: South Beach, Singapore's revolutionary New Eco-Quarter, will redefine the city's skyline and set new benchmarks in green development.

Shaping The Singapore Landscape

A property pioneer since 1963, City Developments Limited (CDL) is a listed international property and hotel conglomerate involved in real estate development and investment, hotel ownership and management, as well as the provision of hospitality solutions.

With a global presence in gateway cities across Asia, Europe, North America and New Zealand/Australia, CDL has more than 250 subsidiaries and associated companies together with 5 listed companies on notable stock exchanges.

Backed by a track record of over 22,000 luxurious and quality homes to its name, CDL's properties are synonymous with prestige, good value, outstanding quality and a choice investment.

CDL is one of the biggest landlords in Singapore with over 4 million square feet of lettable office, industrial, retail and residential space. It also owns one of the largest land banks amongst private developers with over 4.5 million square feet that has the potential of being developed into more than 9 million square feet of gross floor area.

CDL strongly advocates a "Safe and Green" culture and has strict adherence to its Environmental, Health and Safety (EHS) policy which was instituted in 2003. CDL was the first private property developer in Singapore to be awarded the ISO 14001 (Environmental Management System) certification by the Building and Construction Authority for its commitment to raising environmental standards in its projects and incorporating eco-friendly features into its developments. CDL also received the OHSAS 18001 (Occupational Health and Safety Management System) certification for establishing an EHS policy to monitor the environmental impact of its operations and improve workplace safety.

In managing its investment properties, CDL was also the first private property developer in Singapore to be awarded the ISO 14001 and ISO 9001 (Quality Management System) certifications for 14 of its commercial buildings.

Millennium & Copthorne Hotels plc (M&C), the London-listed international hotel arm of CDL, is a dynamic hotel group that owns and operates over 110 hotels in 18 countries around the world, with a number of them being located in major gateway cities. CDL also has a dedicated subsidiary, the Hong Kong-listed City e-Solutions Limited, which provides technology solutions for the global hospitality industry.

Beyond its business operations, CDL believes in giving back to the community. It remains committed to an extensive range of Corporate Social Responsibility (CSR) programmes aimed at caring for the needy, raising awareness about the environment, nurturing the youth and promoting the arts. For its sustained commitment and outstanding contributions to the community and the environment, CDL was conferred the prestigious President's Social Service Award and President's Award for the Environment in 2007. It has also been listed on the coveted FTSE4Good Social Responsibility Index since 2002.

Five-Year **Financial Summary**

	2007 $m	2006 $m	2005 $m	2004 $m	2003[2] $m
Share capital	**1,991**	1,991	461	453	414
Reserves	**3,208**	2,743	4,087	3,899	4,189
Shareholders' equity	**5,199**	4,734	4,548	4,352	4,603
Minority interests	**1,718**	1,646	1,527	1,469	2,069
Total liabilities	**5,302**	4,624	4,820	5,301	6,387
	12,219	11,004	10,895	11,122	13,059
Property, plant and equipment	**4,039**	3,893	7,062	7,111	9,146
Investment properties[2]	**2,468**	2,426	-	-	-
Development properties	**2,578**	2,282	1,886	1,943	2,238
Other assets	**3,134**	2,403	1,947	2,068	1,675
	12,219	11,004	10,895	11,122	13,059
Revenue	**3,106**	2,547	2,374	2,380	2,326
Profit before income tax (including share of after-tax profit of associates and jointly-controlled entities)	**955**	692	404	503	214
Profit for the year attributable to equity holders of the Company	**725**	352	200	227	152
Ordinary dividend (net)					
– final	**68** [1]	56	55	53	50
– special interim	**75**	54	–	–	–
– special final	**114** [1]	75	36	–	331
Ordinary dividend (gross) per share					
– final	**7.5 cents** [1]	7.5 cents	7.5 cents	7.5 cents	7.5 cents
– special interim	**10.0 cents**	7.5 cents	–	–	–
– special final	**12.5 cents** [1]	10.0 cents	5.0 cents	–	50.0 cents
Net asset value per share	**$5.72**	$5.21	$5.12	$4.99	$5.56
Basic earnings per share	**78.3 cents**	37.0 cents	20.8 cents	25.3 cents	18.8 cents
Diluted earnings per share	**76.0 cents**	36.6 cents	20.5 cents	25.0 cents	18.8 cents

Notes:

(1) Dividends proposed for financial year ended 31 December 2007 are tax exempt (one-tier) and will be subject to the approval of the ordinary shareholders at the forthcoming Annual General Meeting.

(2) The financial information presented has not been restated for the effects of changes in the accounting policies or accounting standards during the periods presented. In particular, the financial information for the year ended 31 December 2003 has not been restated for changes in accounting policies effected on or after 1 January 2005. In addition, with the Group's adoption of FRS 40 *Investment Property* in 2007, investment properties, which were previously included in property, plant and equipment, are separately classified on the balance sheet. The financial information for 2006 has been restated to reflect this reclassification, but no reclassification has been made in the financial information for 2005 and earlier years.

Financial Highlights

- ○ Property Development
- ○ Hotel Operations
- ● Rental Properties
- ● Others

- ○ East & South East Asia
- ● North America & Europe
- ● Australia & New Zealand

Revenue
$million



2,547
3,106
2006
2007

Revenue by Activity
$million



47
168
1,847
485
56
201
1,987
862
2006
2007

Revenue by Region
$million



195
1,188
1,164
187
1,243
1,676
2006
2007

Profit Before Income Tax
$million



692
955
2006
2007

Profit Before Income Tax by Activity
$million



39
30
397
226
29
134
286
506
2006
2007

Profit Before Income Tax by Region
$million



58
114
520
52
119
784
2006
2007

Profit for the Year Attributable to Equity Holders of the Company
$million



352
725
2006
2007

Basic Earnings per Share
cents



37.0
78.3
2006
2007

Net Asset Value per Share
$



5.21
5.72
2006
2007

Ordinary Dividend (net)
$million



185
257*
2006
2007

Shareholders' Equity
$million



4,734
5,199
2006
2007

Gross Assets
$million



11,004
12,219
2006
2007

* Figure for 2007 includes proposed ordinary dividend of $182 million.

shaping our

As Singapore's property pioneer, CDL has been leading the way in shaping the city of the future. With the introduction of dynamic architectural icons and landmark residences such as One Shenton at the heart of the new Downtown at Marina Bay, CDL enlivens the cityscape – and adds to the vibrancy of this global city.



shapingourenvironment

Recognising the need for environmentally-sustainable business practices, CDL has been taking bold steps in implementing innovative green design and state-of-the-art technology in its developments since 2001. Designed for energy and water efficiency, haute luxury residence Cliveden at Grange is the latest recipient of the pinnacle BCA Green Mark Platinum Award – CDL's third Platinum win, and the highest number accorded to any developer.



shaping

Always a step ahead of the [illegible] constantly pushing boundaries in architectural design, building technology and green innovation. More than just sculptural icons against the cityscape, properties like the upcoming revolutionary Eco-Quarter South Beach development will propel Singapore towards greater heights in environmental sustainability on the global stage.





On behalf of the Board of Directors, I am pleased to report record profits in the history of the City Developments Limited Group.

LOCAL INDUSTRY REVIEW

The Singapore economy grew robustly in 2007 with a GDP growth of 7.7%. For the fourth quarter, unemployment rate dropped to its lowest level in a decade to 1.6%.

In tandem with the sizzling economy, the construction sector also grew by a hefty 46% with volume of contracts awarded hitting $24.5 billion. It was way above the earlier estimate of $19 billion to $22 billion.

The property market performed very well with the residential property price index increasing by 31.2% during the year. Transaction volume for the primary market also achieved a new record with 14,811 units sold during the year.

In the rental market, house rental surged by 41.2%, yet another record in the residential market.

However, it must be noted that the bulk of these increases were registered in the first 9 months. Transaction volume and rental increase have slowed down in Q4 due to concern in the volatile financial market triggered by the sub-prime crisis.

The office market was extremely robust in 2007. Islandwide, occupancy improved from 89.7% in 2006 to 92.7% in 2007. The strong demand and limited supply led to a steep rental increase of more than 50% for the year.

GROUP PERFORMANCE

In the year under review, the Group has achieved sterling results, buoyed by the outstanding performance of the property development sector of the Group. Revenue increased by 22.0% to $3.11 billion from $2.55 billion in 2006. Profit for core earnings after tax and minority interest soared to $725.0 million, a 106.2% increase from 2006 of $351.7 million without divestment gains and fair value gains on investment properties. The Group's record profit achieved in 2007 is its best since its inception in 1963.

The Group adopts the conservative policy of depreciating its investment properties as allowed under Financial Reporting Standard (FRS) 40. However, if the Company and its subsidiaries had adopted a revaluation policy as commonly practised by practically all Singapore listed developers, its profit after tax and minority interest would have surged to $2.8 billion after taking into account the fair value gains on investment properties from 2006 to 2007 (not taking into account net book value). The Group holds the view that by taking the valuation route, this will reflect inappropriately the unrealised profits due to market fluctuations from year to year. Therefore, it has continued to adopt the conservative policy of depreciating its investment properties as allowed by FRS, providing a consistent, yearly assessment of its core cash generation earnings.

Excluding the one-off gain arising from the divestment of its long leasehold interest in four Singapore hotels to CDL Hospitality Trusts (CDLHT) in 2006 of $150.9 million, 2007 total profit before tax increased by $413.2 million or 76.3% to $954.6 million as compared to the corresponding year.

All three core segments of the Group – property development, hotel operations and rental properties have performed well and contributed significantly to the Group's stellar results.

As a result of the good performance, Basic Earnings Per Share of the Group increased by 111.6% to 78.3 cents from 37.0 cents for 2006.

The Board is pleased to propose the payment of an additional special ordinary dividend of 12.5 cents per share, in addition to the normal ordinary dividend of 7.5 cents per share. All such dividends will be tax exempt (1-tier) dividends. Together with the special interim dividend of 10 cents paid on 30 October 2007, the total dividend proposed and paid/payable by the Group to its ordinary shareholders for the year under review amounts to 30 cents per share.

Property

2007 was a very active and rewarding year for the property market and a very successful one for the Group. It sold a total of 1,655 units with sales value hitting a record $3.38 billion, about 22% higher than 2006's sales value of $2.77 billion.

During the year, the Group successfully launched five new residential projects, three of which are in the high-end segment.

In January, the Group launched the iconic 341-unit One Shenton which is located in the exciting Marina Bay area. This project met with very good response and is now substantially sold.

Next, the boutique 59-unit The Solitaire, nestled in District 10's lush residential area of Balmoral Park was successfully launched in March and all the units were snapped up within a week after the soft launch.

In June, the Group launched its super luxurious Cliveden at Grange. This prominent 110-unit freehold, upmarket project with iconic architecture and charming landscaping comes with one apartment per floor and offers virtually 360° panoramic views of the surrounding. Todate, 89 out of the 100 units released have been sold.

In the mid-market segment, the Group launched Botannia, a 50:50 joint venture project, located in the West Coast area. More than 93% of the 493 units have been sold.

In November, the Group launched Phase 1 of its Wilkie Studio located at Mount Sophia. This exclusive freehold 40-unit petite development is located within an up-and-coming desirable residential district. Almost 90% of the units launched have been sold.

During the year, the Group booked in profits from Monterey Park, City Square Residences and Tribeca as well as previously completed projects such as Chelsea Gardens and The Equatorial. Other joint venture developments contributing to the Group's profits include St. Regis Residences, The Sail @ Marina Bay, The Oceanfront @ Sentosa Cove, Residences @ Evelyn, Parc Emily, Savannah CondoPark, Edelweiss Park, Ferraria Park, The Pier at Robertson and Botannia.

Profits were also recognised from strata units bought from third parties for resale namely, Cuscaden Residences, 7 Draycott Drive and The Imperial.

However, no profit recognition had been made yet for One Shenton, The Solitaire, Cliveden at Grange and Wilkie Studio as these projects are still in the initial stage of construction. These projects account for $1.735 billion of sales value.

The office market performed strongly with healthy increases in occupancy and rental rates. Capital value of offices rose by 32.6% in 2007.

The Group's extensive portfolio of office properties continued to enjoy good occupancy of over 95.5%. Existing rentals are being progressively revised upwards to reflect the improved market conditions when leases are due for renewal. Given the improving office rental yields, the Group has ample time to review its strategy with options to continue retaining its commercial properties at a low cost base, monetise its commercial portfolio and/or extract maximum value by selling its assets wholesale or individually.

For the year under review, the Group acquired land bank at approximately $1.345 billion (including the Group's share of joint venture projects) which will serve as a pipeline for future development. A major acquisition was the high profile tripartite, joint venture iconic South Beach development, located along Beach Road in the Marina Bay / Raffles City area. Together with two prominent, internationally renowned partners led by the Group, the consortium was awarded this strategic, highly coveted site, through an intense competitive tender exercise based on design first, and then price. South Beach is an equal partnership among the three conglomerates at a tender price of $1.688 billion. In line with the Group's commitment as a Green developer, South Beach is envisioned as a revolutionary Eco-Quarter, incorporating sustainable environmental elements; thereby heralding a new generation of environmentally conscious businesses.

Hotel

The 2007 results of Millennium & Copthorne Hotels plc (M&C), which the Group has a 53% interest, have outperformed market expectations and mark the fourth consecutive year of healthy revenue and growth. The 5-year compound annual growth rate of profit before tax is 21.4%. The excellent results are due to strong operational profits enhanced by the prime location and quality of our hotels in gateway cities including London, New York and Singapore. The hotel operations have increased operating profit by a compound annual growth rate of 21.2% since 2003 while the margin has increased from 13.0% to 21.6%.

M&C's profit after tax and minority interest was £149.4 million (2006: £100.1 million) and basic earnings per share increased by 47.0% to 50.7p.

The sterling results are due to the success of M&C's business strategy blueprint that was incorporated in 2004 and updated in 2006. Since then, M&C has been delivering consistent year-on-year growth, reaching yet another record in 2007. This is a testament of the strength of the M&C team which does not overly rely on any one individual.

CURRENT YEAR PROSPECTS

Property

Singapore has revised its economic growth forecast downwards from 4% to 6% from the previous 4.5% to 6.5% for 2008 due to external economic conditions that have deteriorated and increased downside risks.

In an affirmative step towards making Singapore even more attractive to wealthy investors, the government has in its recent Budget speech announced the removal of estate duty with immediate effect. This move will incentivise high net worth individuals to make long-term investments in Singapore thus enhancing its status as a global wealth management hub. The property market, especially the high-end segment, is likely to be a benefactor of this initiative since real estate has always been of strong interest to such investors.

The sub-prime issue has affected the property market with subdued sentiments as investors adopt a wait-and-see attitude. Operating in a global economy today, it is inevitable that Singapore and its regional neighbours will be affected should the world economies fall into a worldwide recession, triggered by the US. Fundamentally, market sentiments are the driving force. Investors should continue to look at Singapore favourably as our restructured economy is beginning to bear fruit.

In the short term, depending on when the global economy stabilises, the property market will likely remain subdued. The high-end properties which have seen steep phenomenal price growth over the last year has become

passive but consolidating. The mid-tier market remains healthy but will not be as vigorous as anticipated. Although the mass property market may appear to be experiencing strong growth, it is still not widespread yet. Property prices for the mass market are still below the last peak of 1996, leaving more room for growth in this segment. The super-rich investors from Russia, Middle East and even hedge-fund managers have yet to come into Singapore in a big way. With Singapore developing into a global city and placed into the limelight, it can be a very attractive place to invest for these well-heeled clienteles, as in London.

Depending on the market conditions, the Group may consider launching the following projects in the coming months.

The first is Shelford Suites, located along Shelford Road, off Dunearn Road. This exclusive, boutique freehold condominium comprising only 77 apartments, is set in the midst of an exclusive private residential estate and in close proximity to excellent schools.

The second is a joint venture property sited along Pasir Ris Drive 1, strategically located minutes from the Pasir Ris MRT station. This condominium targeted at the mass market will comprise 10 blocks of 15 to 16-storey towers, yielding 724 units with two, three and four-bedroom apartments as well as penthouses. In its lush tranquil setting, in close proximity to numerous amenities, this project will appeal to many homebuyers and investors. The Group has a 51% share in this development and the project will be launched in phases.

The third project is the redevelopment of the former Lock Cho apartments at Thomson Road. This 336-unit freehold development with two 36-storey towers will cater to the mid-tier market. This will be an exciting project as it is well located in an area that is experiencing rejuvenation.

The fourth development is the much awaited Quayside Collection at Sentosa Cove. This integrated project comprising commercial space, a 228-unit luxurious residential development and a proposed 249-room, five-star waterfront hotel is designed to be the entertainment and leisure hub of Sentosa Cove. Like St. Regis, the hotel and residences will be branded. The Group is the only developer to have large mixed-use choice sites that enable it to bring new, branded living concepts to Singapore.

The world economic outlook for the first half of 2008 remains uncertain. The Group is fortunate to have pre-sold sales value of about $6.2 billion of its projects between 2006 and 2007. The better-than-expected substantial profits locked in will continue to be recognised progressively based on construction progress.

In Singapore, developers book in profits based on the construction progress of any housing project as prescribed by the Controller of Housing. Therefore, many developers, large or small, who have pre-sold their properties with healthy profit margin will not be adversely affected should there be a slow-down in the economy as they will continue to recognise their gains progressively for the next two to three years. Hence, many can afford to pace or delay their launches in a slower market.

As the Group's gearing is relatively low, it is not pressured to launch new projects. It has the financial muscle to weather this period of uncertainty even for the next three years. Even if the Group defers or paces its launches, it will proceed with the construction for its projects where construction cost has been favourably secured earlier. It may also consider constructing selected projects when the construction cost stablises at a reasonable level. It expects that when sentiments improve and when the market begins to recover, there would be pent-up demand which the Group will be in the position to meet.

Moving forward, the performance of the property market will largely depend on how the sub-prime crisis pans out and its impact on global economies. The property market scenario today is very different from a year ago. Formulated policies and plans for 2008 based on the buoyant conditions of 2007 will need to be revised quickly to meet the changes in the current market condition. As proven in the past, the Singapore property market is a very important pillar that complements the other sectors of the economy. It is therefore vital that stakeholders of the property industry remain nimble by reviewing and modifying their practices quickly so that they stay relevant, thereby minimising potential problems and arrest them ahead of time.

Given Singapore's strong fundamentals, accompanied with forward looking strategies which have enabled Singapore to be a choice city to live, work and play, the Group is confident that Singapore will remain very attractive

to the investment community locally and globally, especially since its restructured economy has just started to bear fruit for this city. Singapore has created its own brand with much equity and is poised for a new era of growth.

Nevertheless, it must be emphasised that property investment is not a short term commitment. History has shown that investing in real estate in Singapore with a medium to long term perspective has provided higher returns, through en bloc sales or value appreciation of the properties over time. Real estate is not as liquid as stock and shares and it can never be reduced to zero value even in a downturn. In the longer term, it is likely to outperform many other classes of assets. Properties are a well established hedge against inflation. Under current high inflationary environment, this would be an opportune time to purchase properties as housing loan rates are still very attractive. Importantly, property buyers must be able to service their instalment payments within their means. With fewer property buyers in the market, more will opt to rent which will raise the rental yields for apartments.

The office sector remains buoyant. The potential office supply may be delayed as there is a strain on the construction industry. Between now till possibly 2011, rentals are likely to remain healthy due to the limited supply coming on-stream and growing demand. As one of the biggest landlords in Singapore, the Group will benefit from the office crunch and pent-up demand as many of its key tenant leases are up for renewal during this period. While there are concerns that office rentals have gone up significantly recently, many forget that this sector has not grown much, except in the last two years, as rental increases also suffer a lag time since rental rates are often locked in over a period of time. Hence, many of the low rental rates were committed during the lull period of the property market and the improvements are evident when leasing contracts are up for renewal.

The Group is expediting the development of Tampines Grande commercial plot located near Tampines Central. This modern office complex with about 361,662 square feet of GFA is targeted to be completed by 2009. This will enable the Group to further tap on the strong demand for office space as more companies move their backroom business operations into the suburbs.

On the retail front, the Group's investment commitment in the private real estate fund Real Estate Capital Asia Partners, L.P. (RECAP) which acquired Jungceylon complex at Patong Beach, Phuket's largest shopping mall with about 1.5 million square feet of retail space, has opened for business with 86% of the complex leased out. The 421-room Millennium Resort Patong Phuket, located next to the mall also opened its doors in January 2008.

In Singapore, the 700,000 square feet City Square Mall located at the junction of Serangoon and Kitchener Road, with the Farrer Park MRT station at its basement, is an attractive retail mall as it stands to provide an estimated 1.3 million potential customer base. The street-like retail design concept within the 5-storey atrium has been carefully designed to maximise shop visibility, providing a unique shopping experience. Slated to open in 2009, negotiations with anchor tenants are progressing well.

The hospitality industry in Singapore is also performing strongly. The Group has successfully capitalised on the CDL Hospitality Trusts (CDLHT) platform to extract greater revenue in light of the favourable market conditions. While there are fears that the Integrated Resort (IR) hotels when built by 2010/2011 will flood the city with an oversupply of hotel rooms, the Group holds a different view. Although there may be an initial impact of short term oversupply, this will not be significant as the operators of the IR have their own marketing mechanism to attract their profiled clienteles to fill their rooms. In fact, the IR operators feel that they may not have sufficient rooms in the longer term. The IRs will make Singapore an even more exciting and attractive city with increased visitorship for business and leisure travellers. Moreover, some of these visitors may enjoy their stay so much as to purchase a property as their vacation or second home. The Group anticipates that the next wave of good business will be in 2011 when the two IRs are opened and operating successfully.

Diversification

Besides the diversification through the ownership and management of its hotel portfolio, the Group continues with its strategy to expand overseas either through real estate funds such as RECAP or by direct real estate investments. Recently, it has made overseas real estate investments/acquisitions in South Korea (Seoul), Russia (Moscow), Thailand (Bangkok and Phuket) and China (Beijing and Tianjin). As part of the Group's diversification efforts, it continues to explore new business opportunities in promising overseas markets in South Korea, China, India, Japan, Vietnam and Eastern Europe / Commonwealth of Independent States (CIS) countries across the various property market segments.

The Group continues to remain steadfast to be the proxy to the Singapore property market as this upcoming global city is beginning to reap the benefits of a restructured economy. It is confident that when the IRs are successfully operational, accompanied with mega high profile events and investments flowing into Singapore, this city will take the next quantum leap forward, with a sustainable burst of growth opportunities which will greatly benefit the real estate sector.

Hotel

M&C has managed to expand its global hotel portfolio with a well spread-out presence. Located in key gateway cities, the hotels are mainly business hotels which cater to a broad spectrum of travellers. Even if travel in the US market should slow down, M&C hotels should not be adversely affected as its hotel presence and revenue stream are well distributed.

M&C continues its successful twin strategy of being both a hotel owner and operator as it enjoys excellent cash generation capability and at the same time, capitalises on its hotel assets value over time through better operating performance, redevelopment or natural appreciation of its real estate value.

Four new hotels were also opened in 2007 in Qatar (Doha), Egypt (Sharm el Sheikh), Phuket and the 325-room Grand Millennium Sukhumvit in Thailand.

In 2008, the Grand Millennium Beijing, a 521-room 27-storey hotel located in the heart of Beijing's new financial and business district will be opened in the first half of the year. Another two hotels in China under management contracts will also be opening in Chengdu and Wuxi. Other scheduled hotel openings include Abu Dhabi, Dubai, Kuwait, Egypt (Sharm el Sheikh) and UK (Sheffield). Management contracts have also increased to 23 from 21 in 2006.

CDL Hospitality Trusts, which M&C has a 38.5% interest, purchased Novotel Clarke Quay Hotel in June 2007 for $219.6 million and now has six hotels under its portfolio.

M&C has a robust balance sheet, a strong asset position and low debt. In 2007, its gearing is reduced to 18.3% as compared to 20.5% in 2006. Its interest cover ratio, excluding share of joint ventures and associates, other operating income and impairment improved from 4.6 times in 2006 to 8.5 times in 2007. M&C is ideally positioned to swiftly capitalise on new opportunities down the road which may arise as a result of the change in the current economic climate.

In the first four weeks of trading in 2008, M&C achieved a RevPAR growth of 11% as compared to the same period in 2007 of 9.2%.

GROUP PROSPECTS

Property development will continue to make significant contribution with locked-in profits yet to be recognised from its pre-sold residential projects. Some may be concerned that the US sub-prime issue may impact the hospitality business. However, the Group is fortunate to have its hotels well spread-out geographically and therefore, it is unlikely to be materially affected by this uncertain environment. As world travel increases with greater accessibility to more budget and super-large aircraft options, the Group stands to benefit as its hotels cater to business, MICE and leisure travellers. Healthy rental renewals and tight office supply auger well for the office rental segment.

The Group is confident that all three core segments of its business – property development, hotel operations and rental properties have been performing well and the prospects are good. With the above, the Group's earnings growth is assured and it should remain profitable over the next 12 months.

APPRECIATION

On behalf of the Board of Directors, I would like to thank our stakeholders, including our shareholders, customers and business associates, for their continued support. My appreciation also goes to my fellow Directors for their invaluable counsel, and to the Management and staff for their unwavering dedication and hard work in the past year.

Kwek Leng Beng
Executive Chairman
28 February 2008

董事主席报告

本人谨代表董事部同人，欣然呈报城市发展有限公司取得历史性盈利纪录一年的业绩报告。

本地行业回顾

2007年新加坡经济增长强劲，国内生产总值增长率为7.7%。第四季度失业率下降至十年来最低的1.6%。

伴随着经济的蓬勃发展，建筑业方面也取得高达46%的增长，合同总量达到245亿新元，远高于之前预计的190亿至220亿新元。

房地产市场表现优异，住宅产业价格指数上升了31.2%。在本年度，主要市场成交量达到14,811个单位，创出新纪录。

在租赁市场，房屋租赁价格激增41.2％，创下住宅市场的另一项纪录。

然而，必须指出的是，大部分的增长均发生在头9个月。第四季度，由于次贷危机引发金融市场动荡，交易量和租金增幅已经放缓。

2007年办公楼市场表现非常强劲。本岛的租用率由2006年的89.7%增加至2007年的92.7%。强劲的需求和有限的供应导致租金陡涨，增幅超过50%。

集团业绩

本财政年度，集团因房地产发展部分的杰出表现，取得了辉煌的业绩。营业额由2006年的25.5亿新元增长22.0%至31.1亿新元。核心收入税后利润和少数股东权益从2006年的3.517亿新元增长到7.250亿新元，增幅达106.2%，尚不包括脱售收益和投资资产重估增值。集团在2007年创造了自1963年创立以来的最佳盈利纪录。

集团依照财务报告准则(FRS 40)对投资产业采取保守会计政策。不过，如果公司及其附属子公司采取其他几乎所有新加坡上市发展商普遍采用的评估政策，同时计入投资资产2006年至2007年的重估增值(不考虑净帐面价值)，其税后利润及少数股东权益将激增至28亿新元。集团认为，因市场每年都在波动，采取评估方式将反映不适当的不切实际的收益。因此，集团将依照财务报告准则继续对其投资产业采取保守会计政策，以为其核心现金收入提供一个连贯和一致的年度评估。

不计入其于2006脱售新加坡四家酒店的长期租赁权益于城市发展酒店服务信托(CDLHT)所产生的一次性收益1.509亿新元，以年对年比较，2007年总税前利润增加4.132亿新元或76.3%至9.546亿新元。

集团的所有三个核心业务——房地产发展、酒店营业和租赁产业均表现优异，为集团取得辉煌业绩作出了重大贡献。

基于良好的业绩表现，集团的每股基本盈利从2006年的37.0分增长111.6%，达到78.3分。

集团欣然提议，除了每股7.5分的普通股息外，派发每股12.5分的额外特别股息。所有这些股息均为免税股息(一级)。连同2007年10月30日支付的10分特别中期股息，本财政年度集团支付／应支付的总股息为每股30分。

产业

2007年是房地产市场非常活跃和有意义的一年，也是集团取得巨大成功的一年。集团共售出1,655个单位，销售额总值创下33.8亿新元的纪录，比2006年27.7亿新元的销售额总值增长约22%。

这一年中，集团成功推出了5个新的住宅项目，其中3个属于高端项目。

1月，集团推出了有341个单位的标志性项目珊顿一号，座落于令人瞩目的滨海湾地区。此项目获得非常好的反响，现已基本售完。

随后，位于第10邮区百森乐园住宅区拥有59个单位的精品项目宝绿居于3月成功推出，所有单位在预售的一个星期之后便被抢购一空。

6月，集团推出了超豪华项目凯林豪庭。这个高端项目拥有110个单位，永久地契，地标性建筑设计，周围景观迷人，公寓每层一户，拥有近乎360°的全幅景观。迄今为止，推出市场的100个单位已售出89个。

在中端市场，集团推出了位于西海岸地区50:50的合资项目柏绿园。493个单位中超过93%已经售出。

11月，集团推出了位于苏菲亚山的汇吉楼一期。这个独特的40个永久地契单位的小型项目座落于一个具有升值潜力的住宅地区，约90%的单位已售出。

这一年中，集团从愉林园、城市雅居、翠碧家以及之前完成的项目如彩丽园和贵都园等获取了收益。其他的合资发展项目包括瑞吉雅居、滨海舫、升涛舫、傲世园、Parc Emily、百馨园、艾得薇、Ferraria Park、乐滨轩和柏绿园，也为集团的业绩作出了贡献。

从第三方整体购买再转售的 Cuscaden Residences, 7 Draycott Drive 和The Imperial，也取得了收益。

此外，盈利还未进账的项目有珊顿一号、宝绿居、凯林豪庭和汇吉楼，这些项目尚处于初期施工阶段，销售额总值共17.35亿新元。

办公楼市场表现强劲，租用率和租金均健全成上升。2007年办公楼资本价值提高了32.6%。

集团所拥有的办公楼产业继续保持超过95.5%的良好租用率。现行租金在租约到期进行更新时正逐步跟着上升的市场状况上调，由于办公楼租赁情况的改善，集团有充裕的时间来检讨其策略与方案，以继续保持其低成本的商用物业，套现其商业组合，或通过整体出售或个别出售来获得最大利润。

本财政年度，集团收购的土地储备约为13.45亿新元（包括合资项目的股份），这将成为未来发展的管道。一项重大的行动是三方合资标下位于滨海湾／莱佛士市区的美芝路标志性发展项目South Beach。以集团为首，联合两个实力雄厚的国际著名合作伙伴，通过激烈的招标竞争，以设计为先，再以价格为后的招标程序，成功赢得这一具有战略意义、倍受关注的项目。South Beach的三个股东以均等的方式支付16.88亿新元的标价。按照集团作为一个绿色发展商的承诺，South Beach被设计为一个革命性的"环保商区"，纳入可持续性环保要素，预示着一个注重环保商业的新时代。

酒店

集团占有53%股权的千禧国尊酒店（M&C）2007年的业绩表现优于市场预期，标志着连续第四年的稳健收入来源和增长，5年来税前利润综合年增长率为21.4%。优异的成绩，来自于我们位于世界门户城市包括伦敦、纽约和新加坡的酒店因位居首要地段和优异品质，经营利润大幅提高。自2003年利润率由13.0%增长至21.6%以来，酒店业务的利润综合年增长率为21.2%。

千禧国尊酒店的税后利润及少数股东权益为1.494亿英镑（2006年为1.001亿英镑），每股基本盈利上升 47.0% 至50.7 便士。

千禧国尊酒店的优异成果，来自于酒店在2004年制定并于2006年修订的成功商业策略蓝图。从那时起，千禧国尊酒店便取得一年又一年的持续增长，并在2007年创下又一纪录。这是一个不过度依赖任何个体的团队整体力量的信约。

今年展望

产业

因外部经济条件出现恶化，负面因素增加，新加坡已经调低其2008年的经济增长预测，由之前的4.5%至6.5%，调低为4%至6%。

为使新加坡增加对富裕投资者的吸引力，政府已在其最近的预算案致词中宣布取消遗产税，即时生效，这是值得肯定的一步。这个改变将吸引拥有高额净资产的个人在新加坡作长期投资，从而加强新加坡作为全球财富管理中枢的地位。房地产市场尤其是高端市场，很可能从这一措施中受惠，因为这些投资者们一直对投资地产具有浓厚兴趣。

次贷危机使房地产市场信心减低，投资者采取了观望的态度。在全球化的今天，不可避免的，新加坡和其区域邻国将受到因美国引发的全球性经济衰退的影响。从根本上说，市场信心是推动的力量。基于我国的经济重组正开始结出硕果，投资者仍然继续对新加坡的发展保持乐观。

短期内，房地产市场可能会继续放缓，这取决于全球经济何时稳定下来。高端市场去年价格涨幅惊人，现在已处于守势但仍然坚挺。中端市场依然很健康，但将不如预期般蓬勃。大众市场地产价格仍低于1996年的高峰期，还有更多增长空间。来自俄罗斯、中东的超级富豪甚至对冲基金经理人还没有大步进入新加坡。随着新加坡发展成为一个国际性都市和令人瞩目的城市，它将可能成为一个对这些富裕阶层客户具有强大吸引力的地方，就像伦敦一样。

依据市场情况，集团可能考虑在未来数个月推出以下项目。

首先是位于赐福路、杜尼安路的清风雅筑。这个独特的精品永久地契共管公寓只有77套，处于一个独有的私人住宅区中央，邻近优秀学校。

第二个是位于巴西立第一通道的合资项目，距巴西立地铁站不远。这个针对大众市场的共管公寓包括10幢15至16层的高楼，共724个单位，包括二、三和四卧房式公寓以及顶层公寓。郁郁葱葱的宁静环境，靠近各种便利设施，此项目将吸引众多购房者和投资者。集团拥有此发展项目51%的股权，项目将分期推出。

第三个是位于汤申路的再发展项目前禄梓公寓。项目为永久地契，336个单位，将发展两幢36层的高楼，面向中端市场。这将是一个令人振奋的项目，因为位处一个正在翻新发展的良好地段。

第四个发展项目是期待已久的升涛湾Quayside Collection。此综合发展项目包括商业空间、一个228个单位的豪华住宅项目和一个拥有249间客房的五星级濒水酒店，旨在发展成为升涛湾的休闲和娱乐中心。如同圣瑞吉一样，酒店和公寓都将是著名品牌。集团是在此地拥有大型综合用地的唯一发展商，能够为新加坡带来全新及品牌生活概念。

2008年上半年世界经济展望仍不明朗。幸运的是，集团已在2006至2007年期间预售总值62亿新元的房地产项目，其已锁定的优于预期的丰厚利润将根据施工进度陆续进账。

在新加坡，发展商通常依据所掌控房屋发展项目的工程施工进度来预计利润值。因此，不少发展商，或大或小都已预售其发展项目，其健全的利润率将不会受到不利影响，即使经济出现缓慢下降，他们在未来的两至三年中也会继续有所收益。因此，大多能承担在一个放慢的市场状态下调整步伐或延迟推出新项目。

对本集团而言，因资产负债较低，因此推出新项目不会构成压力。它有足够的财力度过接下来三年不确定的时期。即使集团延迟或调整其项目发布，它也将连同建筑方一起着手使其发展项目的建筑成本尽早顺利处于安全地带。当建筑成本处于一个合理水平时，它也会选择项目进行建设。它预计，当信心改善市场开始复苏时，将会出现被压抑的市场需求，届时集团将处于合适的位置以给予满足。

向前展望，房地产市场的表现很大程度上取决于次贷危机的结果及其对全球经济的冲击。今天的房地产市场已与一年之前大不相同，依据2007年顺利的情况而为2008年制定的一些政策和计划需要加以修订，以适应当前市场的快速变化。如同过去已被证明的，新加坡房地产市场是一个非常重要的支柱，补充了其他经济部分的发展。因此，对房地产行业的利益相关方来说，迅速检讨和修订其习惯做法及行为显得极为重要，这可减少潜在的问题并提前加以解决。

新加坡的稳固基础，加之其前瞻性的战略眼光，使新加坡成为一个生活、工作和娱乐的理想选择。集团相信新加坡对于本地和国际投资团体仍然非常具有吸引力，尤其是这座城市自经济重组以来刚刚开始结出果实。新加坡已经形成自己更加公正的品牌，也为一个发展的新时代作好了准备。

但是，必须强调的是，房地产投资不是一个短期的行为。历史已经证明，在新加坡投资房地产，从中期至长期的角度来看，随着时间推移通过整体销售或产业升值，能够提供较高的回报。房地产不会象股票证券一样波动，即使在低迷时也从不会减为零价值。长远而，它很可能超过其他很多类别的资产。房地产也是应对通货膨胀的一个好手段。在当前高通货膨胀的环境下，购置物业将是一个好的时机，而且房屋贷款利率仍非常有吸引力。重要的是，置业者必须能够依据自己的经济能力支付分期付款。相对市场上的少数买家，更多人将选择出租公寓以获取更高的出租收益。

办公楼部分依然乐观。因为建筑行业有一些吃紧，潜在的办公楼供给可能会出现延迟。从现在至2011年，由于持续的供应力有限而需求继续增长，租金有可能保持健康状况。作为新加坡最大的产业主之一，集团将会从紧张的供给和被压抑的需求中收益，因为在此期间许多主要租户的租约得以更新。虽然有人担心最近办公楼租金明显提高，但很多人忘记了这个部分并没有增长太多，除过去两年外，在之前一段时间内租金涨幅也经历了一个痛苦的过程，租金率常常处于停滞状态。因此，当租约更新时，许多在房地产平静时期所签的低租金被提高是显而易见的。

集团加速发展位于淡滨尼中心的淡滨尼宏道商业计划。这座现代化的综合办公大厦总建筑面积为361,662平方英尺，将于2009年完工。鉴于越来越多金融机构把后勤业务迁移到市区以外，这将使集团进一步满足市场对办公楼空间的强大需求。

零售方面，集团投资私人房地产基金Real Estate Capital Asia Partners, L.P. (RECAP)，在泰国普吉岛巴东海滩建造普吉最大的购物中心Jungceylon Complex，拥有大约150万平方英尺的零售空间，中心的86%已租出并已开业。位于中心旁拥有421间客房的千禧巴东度假村，也于2008年1月开业迎宾。

在新加坡，700,000平方英尺的城市广场座落于实龙岗路和吉真那路路口，与花拉公园地铁站底层相连，是一个具有吸引力的零售商场，估计约有130万的潜在客户群。按街头式零售设计概念精心设计的5层商厦，提供了一个独特的购物体验。城市广场预计于2009年开业，与主要租户的谈商目前进展良好。

新加坡的酒店服务业也表现强劲。鉴于有利的市场条件，集团已经成功借助城市发展酒店服务信托 (CDLHT) 这个平台，以获取更多的收益。虽然有人担心综合度假胜地 (IR) 的酒店在2010／2011年建好后会挤满市场，酒店客房会供过于求，但集团持有不同看法。虽然短期内的过量供应会产生一些初步影响，但影响不会很大，

因为综合度假胜地方面有他们自己的市场营销机制，吸引他们的客户以填满酒店客房。事实上，综合度假胜营业者甚至觉得长期而言，他们的客房可能还不够。综合度假胜地将使新加坡变成一个更令人兴奋和有吸引力的城市，增加更多的商务和休闲旅客。此外，部分旅客可能会非常享受呆在这里，于是购买物业作为度假或第二个家。集团预计，下一波的良好市场行情将会出现在2011年，那时两个综合度假胜地均已开业并得以成功运行。

多元化

除了通过拥有和管理酒店实现经营多元化之外，集团继续推行海外市场扩张战略，或通过房地产基金如RECAP，或直接投资房地产。最近，集团进行房地产投资或收购的海外市场包括韩国(首尔)、俄罗斯(莫斯科)、泰国(曼谷和普吉)和中国(北京和天津)。作为集团多元化战略的一部分，集团继续在有前景的海外市场如韩国、中国、印度、日本、越南和东欧／独联体，从房地产市场的各个层面探索新的商业机会。

集团继续巩固在新加坡市场的代表性地位，这个即将来临的全球性都市正在开始收获经济重组的果实。相信当综合度假胜地成功运行后，大量的高端活动和投资涌入新加坡，这个城市将伴随着可持续增长的商机而实现下一个大飞跃，这将对房地产行业极为有利。

酒店

千禧国尊酒店以良好开放的布局扩展全球酒店业务取得优异成效。这些酒店位于各国的门户城市，主要为商务酒店，面向广泛的客户群。即使美国旅游市场放缓，千禧国尊酒店也应该不会受到不利影响，因为酒店的布局和收入来源分布均匀。

酒店继续推行其既是酒店业主也做酒店经营者的双重投资策略，这将带来良好的现金收入。同时，投资酒店资产，随着时间的推移，通过更好的经营业绩，翻新改建，或其地产价值自然升值，可取得良好收益。

2007年有4家新酒店开业，分别位于卡塔尔(多哈)、埃及(沙姆沙伊赫)、普吉岛和拥有325间客房的泰国曼谷千禧素坤逸大酒店。

2008年，座落于北京新的金融商业区中心地带，拥有521间客房27层楼高的北京千禧大酒店将于上半年开业。在中国的另两家管理合约酒店也将在成都无锡开业，其它计划开业的酒店包括阿布扎比、迪拜、 科威特、埃及(沙姆沙伊赫)和英国(谢菲尔德)。酒店管理合约也由2006年的21个增加到23个。

千禧国尊酒店占38.5%股权的城市发展酒店服务信托于2007年6月以2.196亿新元收购 Novotel Clarke Quay Hotel，目前其名下酒店共有6家。

千禧国尊酒店具有稳健的资产负债表，优良的资产状况和低债务。它的资产与负债比率相较 2006年的20.5%，下降为18.3%。其利息保障倍数，不计入合资公司和子公司股份及其它经营收入和损耗，从2006年的4.6倍提高到2007年的8.5倍。千禧国尊酒店目前处于一个理想的位置和状态，可依据当前经济形势的变化迅速开拓新的商机。

2008年头4个星期，千禧国尊酒店客房平均出售收益(RevPAR)增长11.2%，2007年同期则为9.2%。

集团前景展望

房地产发展将继续作出重大贡献，这基于那些已经先前预售还尚未进帐的住宅项目可带来锁定的利润。有人可能担心美国次贷危机会影响酒店服务业务，但幸运的是集团酒店布局和收入来源分布均匀，因而在这种不确定的环境下不可能遭受重大影响。随着国际旅游业务增长，选择更多的廉价和超大型飞机出行极为便利，集团的酒店坚持面向商务、MICE和休闲旅客以持续创造效益。办公租赁部分，良好的租赁续约和健全的办公楼产品将继续带来优异表现。

集团相信，所有三个核心业务——房地产发展、酒店营业和租赁产业都将表现良好，前景光明。综上所述，集团的收入增长将得到保障，未来12个月也将继续保持盈利。

致谢

我谨代表董事部，感谢我们的利益相关者包括我们的股东、客户和商业伙伴一如既往的支持。我也对董事部同仁的宝贵意见、管理层和职员们过去一年的辛勤工作和努力奉献，致以深深的谢意。

郭令明
执行主席
2008年2月28日

Board of **Directors**



Kwek Leng Beng



Kwek Leng Joo



Chee Keng Soon



Chow Chiok Hock

Kwek Leng Beng, 67

Appointed as Director and Executive Chairman of City Developments Limited (CDL) since 1 October 1969 and 1 January 1995 respectively, Mr Kwek was re-elected on 26 April 2007. He also sits on the Nominating Committee of CDL.

Mr Kwek is the Chairman of London-listed Millennium & Copthorne Hotels plc (M&C) and Hong Leong Asia Ltd. (HLA). He is also the Chairman and Managing Director of Hong Leong Finance Limited (HLF) and Hong Kong-listed City e-Solutions Limited (CES).

Mr Kwek holds a law degree, LL.B (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators. He has extensive experience in the finance business, having grown from day one with the original Hong Leong Finance Limited which has since merged its finance business with Singapore Finance Limited (now known as HLF). He also has vast experience in the real estate business, the hotel industry as well as the trading and manufacturing business.

Kwek Leng Joo, 54

Appointed as Director and Managing Director of CDL since 8 February 1980 and 1 January 1995 respectively, Mr Kwek is an Executive Director of CES and also sits on the boards of HLF and M&C.

Mr Kwek holds a Diploma in Financial Management and has extensive experience in property development and investment.

Mr Kwek is also Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. Other appointments include Chairmanship of the Board of Trustees of National Youth Achievement Award Council, and Chinese Language & Culture Funds Management Committee as well as the Immediate Past President of the Singapore Chinese Chamber of Commerce and Industry.

Chee Keng Soon, 75

Appointed a Director of CDL since 29 March 1995, Mr Chee was last re-appointed a Director on 26 April 2007 pursuant to Section 153(6) of the Companies Act, Chapter 50. He is also the Chairman of the Audit, Nominating and Remuneration Committees of CDL.

Mr Chee had previously held the position of Auditor General for more than 20 years and had served on the board of Inland Revenue Authority of Singapore. Mr Chee holds a Bachelor of Arts (Honours) degree in Geography from University of Malaya.

Chow Chiok Hock, 69

Appointed a Director of CDL since 1 October 1969, Mr Chow was last re-elected on 26 April 2006. He also sits on the Remuneration Committee of CDL.

Mr Chow has extensive experience in real estate and was actively involved in the management and development of the Grand Hyatt Taipei. He presently sits on the boards of Hong Leong Holdings Limited and other companies in the Hong Leong Group.


Foo See Juan


Kwek Leng Peck


Han Vo-Ta


Tang See Chim

Foo See Juan, 67
Appointed a Director of CDL since 2 June 1986, Mr Foo was last re-elected on 26 April 2007. He also sits on the Audit and Nominating Committees of CDL.

Mr Foo holds a Bachelor of Law degree from the National University of Singapore and is a partner of a law firm. He presently sits on the boards of various companies in the CDL Group.

Kwek Leng Peck, 51
Appointed a Director of CDL since 1 August 1987, Mr Kwek was last re-elected on 26 April 2006. He is an Executive Director of HLA and CES and also sits on the boards of HLF, M&C, New York-listed China Yuchai International Limited and Malaysia-listed Tasek Corporation Berhad.

Mr Kwek holds a Diploma in Accountancy and has over 27 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management.

Han Vo-Ta, 59
Appointed a Director of CDL since 20 September 1988, Mr Vo-Ta was last re-elected on 27 April 2005. He also sits on the Audit Committee of CDL.

Mr Vo-Ta holds Bachelor of Science and Master of Science degrees in Management from Massachusetts Institute of Technology and is presently a member of the Board of Trustees of SIM University. Mr Vo-Ta was previously an international banker, having worked with Bank of Montreal in Montreal, Toronto, Manila and Singapore. He was also General Manager of Singapore Finance, President of the Singapore Canadian Business Association, co-founder & past President of the MIT Club of Singapore, Senior Advisor of UBS AG and member of the Governing Council of Singapore Institute of Management.

Mr Vo-Ta presently sits on the boards of various companies in the CDL Group.

Tang See Chim, 75
Appointed a Director of CDL since 28 August 1995, Mr Tang was last re-appointed a Director on 26 April 2007 pursuant to Section 153(6) of the Companies Act, Chapter 50. He also sits on the Audit and Remuneration Committees of CDL.

Mr Tang, an Advocate & Solicitor of the Supreme Court of Singapore and a Barrister-at-law, Middle Temple, is presently the Consultant to the law firm of David Lim & Partners, Singapore. He also holds a Bachelor of Science (Honours) degree in Economics (University of London).

Mr Tang also sits on the boards of G.K. Goh Holdings Limited, HupSteel Limited, New Toyo International Holdings Ltd and Dutech Holdings Limited. His other appointments include honorary legal adviser to Ren Ci Community Hospital, Singapore Hospice Council and Nanyang Girls' High School.

Senior **Management**



Chia Ngiang Hong



Goh Ann Nee



Tan Seng Chee



Eddie Wong

Chia Ngiang Hong, Group General Manager
Mr Chia Ngiang Hong joined City Developments Limited (CDL) in 1981 and has about 30 years of experience in the real estate industry in Singapore and the region. He graduated from the University of Singapore with a degree in Bachelor of Science in Estate Management (Honours). He obtained his Masters in Business Administration with distinction from University of Hull, UK.

Mr Chia is a Fellow of the Singapore Institute of Surveyors & Valuers (SISV) and the current First Vice President of Real Estate Developers' Association of Singapore. He is also a Certified Property Manager with Institute of Real Estate Management (USA).

Goh Ann Nee, Chief Financial Officer
Ms Goh Ann Nee was appointed as CDL's Chief Financial Officer in 2005. Prior to joining CDL, she was the Vice President (Finance) at Millennium & Copthorne International Limited. Ms Goh graduated from the University of Glasgow.

A Chartered Accountant, Ms Goh is a member of the Institute of Chartered Accountants in England and Wales and is also a member of the Institute of Certified Public Accountants of Singapore. Ms Goh started her career with Coopers & Lybrand (now known as Pricewaterhouse Coopers) based in London and has had an international financial management career in multinational companies from industries including chemicals, logistics and process controls automation.

Tan Seng Chee, Chief Information Officer
Trained as an engineer, Mr Tan Seng Chee has about 25 years of experience in the IT industry. He graduated from the University of Singapore with a Bachelor of Engineering (Mechanical) degree, Master of Science (Industrial Engineering) and a post graduate diploma in Computer Science from the British Computer Society.

Mr Tan joined CDL in 2000 and has much experience working with many diverse applications and systems in both in-house IT departments and IT vendor environment.

Eddie Wong, General Manager (Projects)
Mr Eddie Wong has been in the construction industry for nearly 30 years and joined CDL in 1981. He has a Masters degree in International Environmental Management from The University of Adelaide and a Diploma in Building from Singapore Polytechnic.

Mr Wong is a Fellow of the Society of Project Managers. He is also a Steering Committee Member of the Energy Sustainability Unit (Partner of the Economic Development Board), and a member of the Construction Industry IT Standards Committee which develops standards for the construction industry.

As an Industry Ambassador appointed by the Building and Construction Authority, Mr Wong is actively involved in fostering connections with industry peers and community to improve the built environment.

Heads of Department

Deputy General Managers
Esther An, Corporate Affairs
Anthony Chia, Design & Projects
Ng Tiong Bee, Property
Suzy Ong, Treasury
Sharifah Shakila Shah, Legal
Sim Boon Hwee, Business Development and Asset Management
Corinne Yap, Leasing

Assistant General Managers
Anthony Goh, Investment Property
Lee Mei Ling, Marketing
Catherine Loh, Corporate Secretarial Services
George Tan, Administration
Kelly Tan, Projects
Tay Cheow Chuan, Development Property
Sherine Toh, Human Resource
Jacqueline Wong, Investment/Development Property

Senior Managers
Allen Ang, Projects (Commercial)
Foo Chui Mui, Customer Relationship Management
Belinda Lee, Corporate Communications
Ng Mui Siang, Internal Audit
Wong Chung Jeu, Projects (Residential)

Corporate Structure

as at 29 February 2008



Hong Leong Group Singapore
City Developments Limited*
96 Subsidiary Companies
29 Associated Companies
9 Limited Liability Corporations
52%
City e-Solutions Limited*
13 Subsidiary Companies
4 Associated Companies
53%
Millennium & Copthorne Hotels plc*
99%
Target Realty Limited
5 Subsidiary Companies
Asia
New Zealand/Australia
Europe
North America
Republic Hotels & Resorts Limited
(100%)
20 Subsidiary Companies
1 Associated Company
Grand Plaza Hotel Corporation*
(66%)[1]
1 Associated Company
20 Subsidiary Companies
10 Associated Companies
1 Subsidiary Company
CDL Hotels Holdings New Zealand Limited
(100%)
1 Subsidiary Company
Millennium & Copthorne Hotels New Zealand Limited*
(70%)
40 Subsidiary Companies
1 General Partnership
37 Subsidiary Companies
1 Associated Company
17 Limited Liability Corporations
15 Limited Partnerships
2 General Partnerships
KIN Holdings Limited
(61%)
Kingsgate International Corporation Limited
(100%)
9 Subsidiary Companies
CDL Investments New Zealand Limited*
(64%)
1 Subsidiary Company
10 Subsidiary Companies
MCHNZ Investments Limited
(100%)
4 Associated Companies

Notes: [1] Held through a 60% subsidiary company of Millennium & Copthorne Hotels plc and a wholly-owned subsidiary company of Republic Hotels & Resorts Limited

* Listed Companies

Corporate Network


Russia
United Kingdom
Germany
France
United States
South Korea
Japan
Egypt
Kuwait
Qatar
China
United Arab Emirates
Hong Kong
Taiwan
Thailand
Philipines
Malaysia
Singapore
Indonesia
Australia
New Zealand

Headquartered in Singapore, CDL is a dynamic property and hotel conglomerate with a presence in gateway cities around the world.

Beyond making a distinctive imprint on the Singapore cityscape, CDL's local presence is matched by the strategic growth of its international portfolio.

The Group's global expansion has included the diversification into hospitality management and the acquisition of hotel assets, driven by CDL's London-listed subsidiary, Millennium & Copthorne Hotels plc (M&C), one of the world's largest hotel groups.

Through more than 250 subsidiaries and associated companies, along with 5 companies listed on notable stock exchanges in Auckland, Hong Kong, London, Manila and Singapore, the Group owns and manages a strong portfolio of residential and investment properties, in addition to hotels, across Asia, Europe, North America and New Zealand/Australia.

In 2007, the Group continued to expand its global footprint through strategic investment and development partnerships in China, South Korea, Russia and Thailand.

Note: Information as at 28 February 2008

City Developments Limited ("CDL" or the "Company") is committed to maintaining good corporate governance in accordance with the principles and guidelines set out in the Code of Corporate Governance released by the Council on Corporate Disclosure and Governance in 2005 ("CCDG Code") and has adopted a set of internal guidelines on corporate governance ("Internal CG Guidelines") aligned with the CCDG Code.

The following describes the Company's corporate governance policies and practices which include, *inter alia,* specific references to the principles and guidelines as set out in the CCDG Code.

BOARD MATTERS

CCDG Code Principle 1: The Board's Conduct of Affairs

The Board oversees the Company's business. Its primary functions are to set corporate policy, provide guidance and approval of strategic plans and direction for the Company, review management performance, establish and oversee the framework for internal controls and risk management, and assume responsibility for good corporate governance. These functions are either carried out directly by the Board or through committees established by the Board, namely, the Board Committee ("BC"), the Audit Committee ("AC"), the Nominating Committee ("NC"), the Remuneration Committee ("RC"), and the City Developments Share Option 2001 Scheme Committee ("Scheme Committee"), all collectively referred to hereafter as the "Committees". The composition of each Committee can be found under the corporate directory section in this Annual Report 2007.

The delegation of authority by the Board to the Committees enables the Board to achieve operational efficiency by empowering these Committees to decide on matters within their respective written terms of reference and/or limits of delegated authority and yet maintain control over major policies and decisions.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The Company's Articles of Association allow for the meetings of its Board and Committees to be held via teleconferencing.

The attendance of the Directors at meetings of the Board and Committees, as well as the frequency of such meetings, is disclosed on page 28. Notwithstanding such disclosure, the Board is of the view that the contribution of each Director should not be focused only on his attendance at meetings of the Board and/or Committees. A Director's contribution may also extend beyond the confines of the formal environment of such meetings, through the sharing of views, advice, experience and strategic networking relationships which would further the interests of the Company.

The BC, which comprises 5 Directors with the majority of its members being non-executive, assists the Board in the discharge of its duties by deliberating on operational matters requiring Board review that may arise between the full Board meetings. It assists the Board, in particular, in approving banking-related matters such as the opening, closing and maintenance of banking accounts of the Company and the acceptance of banking facilities up to certain limits extended to the Company, operational matters relating to property development and other matters determined by the Board from time to time. The Board has also adopted an internal guide wherein certain key matters are specifically reserved for approval by the Board such as the setting of strategic decisions or policies or financial objectives which are, or may be significant, in terms of future profitability or performance of the Group and decisions to commence, discontinue or modify significantly any business activity or to enter or withdraw from a particular market sector.

Every newly appointed Director receives a formal letter, setting out his general duties and obligations as a director pursuant to the relevant legislations and regulations. Newly appointed Directors are also welcome to meet with the management and be briefed by them on the Company's business and governance practices. The Company encourages the Directors to keep updated with the latest changes to the relevant laws and regulations affecting the Company and to receive further relevant training of their choice in connection with the discharge of their duties. Such relevant courses include programmes conducted by the Singapore Institute of Directors and Singapore Exchange Securities Trading Limited ("SGX-ST"). Each Director also receives a manual containing information on a director's duties and responsibilities, corporate information of the Group, and Company and Board policies including the Internal CG Guidelines which also cover the internal code of business and ethical conduct, internal code on securities trading, whistle-blowing procedure, and a schedule of matters specifically reserved for the Board's approval. Directors are also provided regular updates

and briefings from time to time by professional advisers, auditors, management and the company secretaries on new laws, rules, regulations, listing requirements, governance practices, changes in accounting standards and business and risk management issues applicable or relevant to the performance of their duties and obligations as directors.

The Company has adopted an Internal Code of Business and Ethical Conduct crystallising the Company's business principles and practices with respect to matters which may have ethical implications. The Code provides a communicable and understandable framework for staff to observe the Company's principles such as honesty, integrity, responsibility and accountability at all levels of the organisation and in the conduct of the Company's business in their relationships with customers, suppliers and amongst employees, including situations where there are potential conflicts of interests.

Directors' Attendance at Board and Committee Meetings in 2007

	Board	AC	NC	RC	Scheme Committee
	Number of Meetings held: 4	Number of Meetings held: 8	Number of Meetings held: 1	Number of Meetings held: 2	Number of Meetings held: Nil
Name of Directors	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended
Kwek Leng Beng	4	N.A.	1	N.A.	N.A.
Kwek Leng Joo	4	N.A.	N.A.	N.A.	N.A.
Chee Keng Soon	4	8	1	2	N.A.
Chow Chiok Hock	4	N.A.	N.A.	2	N.A.
Foo See Juan	4	7	1	N.A.	N.A.
Kwek Leng Peck	4	N.A.	N.A.	N.A.	N.A.
Han Vo-Ta	4	7	N.A.	N.A.	N.A.
Tang See Chim	4	6	N.A.	2	N.A.

CCDG Code Principle 2: Board Composition and Guidance

The Board currently comprises 8 members. All members of the Board except for the Chairman and the Managing Director are non-executive Directors. Of the 6 non-executive Directors, the Board considers 4 of them, being half of the Board, to be independent, thus providing for a strong and independent element on the Board capable of exercising objective judgment on corporate affairs of the Group. No individual or small group of individuals dominates the Board's decision making.

The independent non-executive Directors are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim. Mr Foo See Juan is a partner of a legal firm which renders professional legal services to the Group from time to time. Nevertheless, the Board (excluding Mr Foo in respect of the deliberation of his own independence) has considered Mr Foo to be independent as he is capable of maintaining his objectivity and independence at all times in the carrying out of his duties and responsibilities as an independent Director.

The Board comprises business leaders and professionals with financial, banking, legal and business management backgrounds. The Board has reviewed its composition, taking into account the scope and nature of the operations of the Group, and is satisfied that the current size of the Board is appropriate and allows for effective decision making. The standing of the members of the Board in the business and professional communities, and their combined business, management and professional experience, knowledge and expertise provide the necessary core competencies to meet the Group's needs and to allow for diverse and objective perspectives on the Group's strategic direction and growth. Non-executive Directors of the Company are encouraged to participate actively in Board meetings in the development of the Company's strategic plans and direction, and in the review and monitoring of management's performance against set targets.

CCDG Code Principle 3: Chairman and Chief Executive Officer

The Board recognises that best practices of corporate governance advocate that the chairman of the board and the chief executive officer should in principle be separate persons to ensure an appropriate balance of power, increased accountability and greater capacity of the board for independent decision making. The Board also recognises that there may be instances where the two roles are performed by one person for valid reasons, and that such a practice is not uncommon both locally and in other developed jurisdictions.

Mr Kwek Leng Beng is the Executive Chairman of the Company and the Chairman of the Board. The holding of these dual roles by the same Director, together with the strengths brought to these roles by a person of Mr Kwek Leng Beng's stature and experience has been considered by the Board. There are internal controls in place to allow effective oversight by the Board to ensure appropriate balance and authority for the Board to exercise objective decision-making. In view of the management structure detailed in the following paragraphs, the Board is of the view that it is currently unnecessary to effect a separation of the role of the Chairman of the Board from that of the Executive Chairman to facilitate the Group's decision-making and implementation process.

As Chairman of the Board, Mr Kwek Leng Beng bears primary responsibility for the workings of the Board, by ensuring its effectiveness on all aspects of its role, exercising control over the quality, quantity and timeliness of information flow between the Board and management, ensuring effective communication with shareholders, facilitating the effective contribution of non-executive Directors, and overseeing the Group's corporate governance and conduct. As Executive Chairman, Mr Kwek Leng Beng is the most senior executive in the Company and provides overall leadership and strategic vision for the Group.

He is assisted by his brother, Mr Kwek Leng Joo, the Managing Director of the Company, in charting broad direction, strategies and policies of the Group. The Managing Director also has charge of the overall co-ordination of the management team for the effective implementation of business strategies and policies and is supported by the Group General Manager of the Company in the management of the day to day operations of the Group.

A key management staff, Mr Chia Ngiang Hong is not related to the Chairman or the Managing Director. Mr Chia, who joined the Group in 1981, holds a Bachelor of Science (Hons) degree in Estate Management from the University of Singapore and a Distinction in Masters in Business Administration from the University of Hull, United Kingdom, and is also a Fellow of the Singapore Institute of Surveyors & Valuers and a Certified Property Manager with the Institute of Real Estate Management, USA.

With the establishment of various Committees with power and authority to perform key functions beyond the authority of, or without undue influence from, the Chairman and/or the Managing Director, and the putting in place of various internal controls to allow for effective Board oversight, the Board is of the view that there are adequate accountability safeguards to enable the Board to exercise objective decision-making and to ensure an appropriate balance of power and authority within the spirit of good corporate governance.

CCDG Code Principle 4: Board Membership

The NC's main role as set out in its written terms of reference is to recommend all Board and Committee appointments and re-appointments, determine independence of each Director, and identify new directors who have the appropriate knowledge, experience and skills to contribute effectively to the Board. 2 out of the 3 members of the NC, including the NC chairman, are independent.

When considering the re-nomination and re-election of Directors, the NC takes into account their contribution to the effectiveness of the Board and the competing time commitments faced by Directors with multiple board representations. Notwithstanding that some of the Directors have multiple board representations, the NC is satisfied that each Director is able to carry and has been adequately carrying out his duties as a Director of the Company. The Directors submit themselves for re-nomination or re-election at regular intervals and the Articles of Association of the Company provide that at least one-third of the Directors for the time being, other than the Managing Director, shall retire as Directors at each Annual General Meeting of the Company. The Managing Director is appointed by the Board for such period (except that where an appointment is for a fixed term, such term shall not exceed five years) and upon such terms as the Board thinks fit.

In reviewing and recommending to the Board any new Director appointments, the NC takes into consideration the current Board size and its mix, the additional skills and experience that will bolster the core competencies of the Board, the search process for the identification of suitable candidates and once identified, the appropriate knowledge, experience and skills of the candidates who in its opinion, are fit and proper and qualified for office.

Key information regarding the Directors is set out on pages 22 to 23 of this Annual Report 2007.

CCDG Code Principle 5: Board Performance

The Company has in place a formal assessment of the effectiveness of the Board as a whole and the contribution by each Director to the effectiveness of the Board. The NC assesses each Director's performance and evaluates the Board's performance as a whole annually, using objective and appropriate quantitative and qualitative criteria which were recommended by the NC and approved by the Board. Quarterly performance indicators which include a comparison of the Company's performance (including segmental performance) for the financial period under review against the Company's performance for the corresponding period in previous years and also *vis-à-vis* industry peers and industry averages, and other indicators such as the Company's share price performance over a historical period and *vis-à-vis* industry peers, are furnished to the Board.

Assessment parameters for Directors' performance include their level of participation at Board and Committee meetings and the quality of their contribution to Board processes and the business strategies and performance of the Group. The NC's evaluation of the individual Directors for the financial year ended 31 December 2007 ("FY 2007") was facilitated this year with feedback from individual Directors on areas relating to the Board's competencies and effectiveness. The results of the evaluation process would be used by the NC, in its consultation with the Chairman of the Board, to effect continuing improvements on Board processes.

CCDG Code Principle 6: Access to Information

Prior to each meeting, the respective members of the Board and the Committees are provided with the meeting agenda and the relevant papers submitted by the management, containing complete, adequate and timely information to enable full deliberation on the issues to be considered at the respective meetings. Management staff and the Company's auditors, who can provide additional insight into the matters for discussion, are also invited from time to time to attend such meetings. The company secretaries attend all Board meetings and ensure that all Board procedures are followed. The company secretaries, together with other management staff of the Company, also ensure that the Company complies with all applicable statutory and regulatory rules.

On an ongoing basis, the Directors have separate and independent access to the Company's senior management and the company secretaries. The Directors, whether as a group or individually, are entitled to take independent professional advice at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant the same.

REMUNERATION MATTERS

CCDG Code Principle 7: Procedures for Developing Remuneration Policies

The RC comprises 3 non-executive Directors, majority of whom including the chairman of the RC are independent. The RC's principal responsibilities as set out in its written terms of reference are to review and recommend for the endorsement of the Board, a framework of remuneration and the specific remuneration packages for each Board member, including the Executive Chairman, the Managing Director and also for the Group General Manager. In setting remuneration packages, the RC also ensures that the remuneration policies are in line with the strategic objectives and corporate values of the Company.

CCDG Code Principle 8: Level and Mix of Remuneration

In determining remuneration packages, the RC, with the assistance of the human resource advisors or consultants within and outside the Group, if required, considers the level of remuneration based on the Company's remuneration policy which comprises the following 3 distinct objectives:

- To ensure that the remuneration packages are competitive in attracting and retaining employees capable of meeting the Company's needs.
- To reward employees for achieving corporate and individual performance targets in a fair and equitable way.
- To ensure that the remuneration reflects duties and responsibilities.

The remuneration of the non-executive Directors are set at a level appropriate to their degree of contribution, taking into account attendance and time spent, and their respective responsibilities. No Director is involved in deciding his own remuneration.

Longer term incentive schemes are encouraged, as and when appropriate.

CCDG Code Principle 9: Disclosure of Remuneration

The total compensation packages for employees including the Executive Chairman, the Managing Director and the Group General Manager comprise a fixed component (in the form of a base salary and fixed allowances) and a variable component (which includes year-end and variable bonuses, and benefits-in-kind, where applicable), taking into account amongst other factors, the individual's performance, the performance of the Group and industry practices. The breakdown (in percentage terms) of the Directors' remuneration for FY 2007 is set out below.

Directors' Remuneration for FY 2007

	Base Salary* %	Variable Bonuses/ Allowances* %	Board/ Committee Fees** %	Other Benefits %	Total %
Above $7,750,000 and up to $8,000,000					
Kwek Leng Beng^	12	82	5	1	100
Above $6,750,000 and up to $7,000,000					
Kwek Leng Joo^	13	84	3	-	100
Above $250,000 and up to $500,000					
Chow Chiok Hock^	-	90	10	-	100
$250,000 and below					
Chee Keng Soon	-	-	100	-	100
Foo See Juan^	-	-	100	-	100
Kwek Leng Peck^	-	-	100	-	100
Han Vo-Ta	-	-	100	-	100
Tang See Chim	-	-	100	-	100

* The salary and variable bonuses/allowances are inclusive of employer's central provident fund contributions.

** These fees comprise Board and Committee fees for FY 2007, which are subject to approval by shareholders as a lump sum at the 2008 Annual General Meeting as well as Audit Committee fees for FY 2007 that have already been approved by shareholders at the last Annual General Meeting.

^ Remuneration of these Directors includes remuneration paid or payable by subsidiaries of the Company.

No options were granted by the Company to subscribe for unissued shares in the Company during FY 2007.

The remuneration of the top 5 key executives (who are not Directors) is not disclosed in this Annual Report 2007 as such disclosure does not appear to be standard industry practice currently, given the highly competitive industry conditions. The RC will continue to review the practice of the industry in this regard, weighing the advantages and disadvantages of such disclosure.

During FY 2007, none of the Directors had immediate family members not disclosed above who were employees of the Company and whose personal annual remuneration exceeded $150,000.

ACCOUNTABILITY AND AUDIT

CCDG Code Principle 10: Accountability

The Board provides shareholders with quarterly and annual financial results. Results for the first 3 quarters are released to shareholders within 45 days of the end of each quarter whilst annual results are released within 60 days from the financial year end. In presenting the Company's annual and quarterly results, the Board aims to provide shareholders

with a balanced and understandable assessment of the Company's performance and financial position with a commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which it operates.

The management provides the Executive Directors and members of the AC with monthly financial summary of the Group's performance.

The Directors recognise that they have overall responsibility to ensure accurate financial reporting for the Group and for the Group's system of internal controls. The Board confirms that, with the assistance of the AC, it reviews the effectiveness of the Group's financial reporting and internal controls system, which are monitored through a programme of internal audits, and is satisfied with the adequacy of such internal controls system.

CCDG Code Principle 11: Audit Committee

The AC comprises 4 non-executive Directors, all of whom including the chairman of the AC are independent. The AC has sufficient financial management expertise and experience amongst its members to discharge its functions within its written terms of reference. The AC is authorised by the Board to investigate any matters it deems appropriate within its terms of reference and has full access to and co-operation of management. It may invite any Director, executive officer or employee of the Company to attend its meetings and is also authorised to seek external professional advice to enable it to discharge its functions.

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Group's financial reporting process and material internal controls, including financial, operational, compliance and risk management controls. Other duties within its written terms of reference include:

- to review with management and, where appropriate, with the external auditors on the quarterly and full year financial statements issued by the Group before their submission to the Board to ensure their completeness, accuracy and fairness;
- to review, on an annual basis, the scope and results of the audit and its cost-effectiveness and the independence and objectivity of the external auditors;
- to review the effectiveness of the internal audit function;
- to make recommendations to the Board on the appointment, re-appointment and removal of external auditors, and to approve the remuneration and terms of engagement of the external auditors; and
- to review interested person transactions.

The AC held 8 meetings during the year and carried out its duties as set out within its terms of reference. It also met with the internal and external auditors, each separately without the presence of management. Having reviewed the nature and extent of the non-audit services provided to the Group by the external auditors for FY 2007, the AC is of the opinion that the provision of such non-audit services would not affect the independence and objectivity of the external auditors. The AC has recommended to the Board the nomination of KPMG for re-appointment as external auditors.

CDL has in place a whistle-blowing procedure where staff of the Company can raise in confidence concerns on possible improprieties relating to accounting, financial reporting, internal controls and auditing matters. Under these procedures, arrangements are in place for independent investigation of such matters raised and for appropriate follow up action to be taken.

INTERESTED PERSON TRANSACTIONS

On 29 May 2003, the Company obtained shareholders' approval for the Company, its subsidiaries and its associated companies not listed on the SGX-ST or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control, to enter into transactions within the categories of Interested Person Transactions set out in the Company's circular to shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance

with the review procedures set out in the said circular (the "IPT Mandate"). The IPT Mandate was last renewed by the shareholders on 26 April 2007 and given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the Group to undertake such transactions in an expeditious manner, shareholders' approval will be sought at the coming Annual General Meeting of the Company for the renewal of the IPT Mandate.

The AC has confirmed that an independent financial adviser's opinion is not required for the renewal of the IPT Mandate as the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the IPT Mandate was obtained on 29 May 2003, and such methods and procedures continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

Particulars of interested person transactions required to be disclosed under Rule 907 of the Listing Manual of the SGX-ST are as follows:

Interested Persons	Aggregate value of all interested person transactions in FY 2007 (excluding transactions less than $100,000 and transactions conducted under the IPT Mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted in FY 2007 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	$45,201,907*	Property-related: (leases, marketing, construction award, and car park operation and management services)	$3,483,043
Directors and their relatives	$26,909,410**		Nil

* The figure comprises the aggregate value of shareholders' loans extended to joint ventures involving interested persons, and where applicable, interest accured on shareholders' loans, in FY 2007, which were announced on 22 February 2008 pursuant to Rule 916(3). The shareholders' loans referred herein have been extended by all the joint venture parties or shareholders in proportion to their equity interest in the respective joint ventures and on the same terms and conditions, including the interest rate, if any, accrued or to be accrued on the shareholders' loans.

** The figure comprises the aggregate value of transactions of the sales of property units in the Group's development projects to Directors of the Company and their relatives and the provision of consultancy services by an associate of a Director of the Company to the Group.

The above interested person transactions were carried out on normal commercial terms and were not prejudicial to the interests of the Company and its minority shareholders.

CCDG Code Principle 12: Internal Controls

The Directors recognise that they have overall responsibility to ensure accurate financial reporting for the Group and for the Group's system of internal controls. Internal and external auditors conduct regular reviews of the system of internal controls, and material internal control weaknesses are brought to the attention of the AC and to management for remedial action. While no system can provide absolute assurance against material loss or financial misstatement, the Group's internal financial controls are designed to provide reasonable assurance that assets are safeguarded, that proper accounting records are maintained, and that financial information used within the business and for publication is reliable. In reviewing these controls, the Directors have had regard to the risks to which the business is exposed, the likelihood of such risks occurring and the costs of protecting against them.

The Board confirms that, with the assistance of the AC, it reviews the effectiveness of the Group's financial, operational and compliance controls and risk management systems which are monitored through a programme of internal and external audits together with regular reviews by the management of the Company's risk management processes and procedures, and is satisfied with the adequacy of such internal controls system.

CCDG Code Principle 13: Internal Audit

The Internal Audit ("IA") function is independent of the activities it audits. The Head of IA's primary reporting line is to the chairman of the AC with an administrative line of reporting to the Group General Manager of the Company. IA operates within the framework stated in its Internal Audit Charter which is approved by the AC. The standards of the Internal Audit Charter are consistent with the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. IA's responsibilities include evaluating the reliability, adequacy and effectiveness of the internal controls and risk management processes of the Company, ensuring that the internal controls of the Company result in prompt and accurate recording of transactions and proper safeguarding of assets, and ensuring that there are processes in place so that recommendations raised in internal audit reports are dealt with in a timely manner with outstanding exceptions or recommendations being closely monitored.

The Company has a well-established IA function with formal procedures for internal auditors to report their audit findings to the AC and to management. The AC reviews the adequacy of the internal audit function through a review of the internal auditors' activities on a quarterly basis and is satisfied that the internal audit function has adequate resources and appropriate standing within the Group to perform its functions properly.

COMMUNICATION WITH SHAREHOLDERS

CCDG Code Principle 14: Communication with Shareholders

The Company announces its quarterly and full-year results within the mandatory period. Material and price-sensitive information is publicly released via SGXNET on a timely basis. All shareholders of the Company receive the summary report and/or annual report of the Company and the notice of the Annual General Meeting, which notice is also advertised in the press and released via SGXNET. Shareholders and investors can access information on the Company at its website at www.cdl.com.sg which provides, *inter alia,* corporate announcements, press releases and the latest financial results as disclosed by the Company on SGXNET. From time to time, the Company's senior management holds briefings with analysts and the media to coincide with the release of the Group's half-year and full-year results.

CCDG Code Principle 15: Greater Shareholder Participation

At general meetings of the Company, shareholders are given the opportunity to communicate their views and ask the Directors and the management questions regarding matters affecting the Company. The chairman of the AC, NC and RC and the external auditors were present at the last Annual General Meeting, and will endeavour to be present at the coming Annual General Meeting to address, and to assist the Directors in addressing queries raised by the shareholders.

In accordance with the Articles of Association of the Company, shareholders may appoint one or two proxies to attend and vote in their absence. CPF investors of the Company's securities may attend shareholders' meetings as observers provided they have submitted their requests to do so with their agent banks within a specified timeframe.

INTERNAL CODE ON DEALINGS IN SECURITIES

The Company has adopted an internal code on securities trading which provides guidance and internal regulation with regard to dealings in the Company's securities by its Directors and officers. These guidelines prohibit dealing in the Company's securities while in possession of unpublished material price-sensitive information in relation to such securities and during the "closed period", which is defined as two weeks before the date of announcement of results for each of the first three quarters of the Company's financial year and one month before the date of announcement of the full-year financial results.

Corporate Directory

Board of Directors
Executive
Kwek Leng Beng, Executive Chairman
Kwek Leng Joo, Managing Director

Non-Executive
Chee Keng Soon, Independent
Chow Chiok Hock
Foo See Juan, Independent
Kwek Leng Peck
Han Vo-Ta, Independent
Tang See Chim, Independent

Board Committee
Kwek Leng Beng
Kwek Leng Joo
Chow Chiok Hock
Kwek Leng Peck
Han Vo-Ta

Audit Committee
Chee Keng Soon, Chairman
Foo See Juan
Han Vo-Ta
Tang See Chim

Nominating Committee
Chee Keng Soon, Chairman
Kwek Leng Beng
Foo See Juan

Remuneration Committee
Chee Keng Soon, Chairman
Chow Chiok Hock
Tang See Chim

City Developments
Share Option Scheme 2001 Committee
Chee Keng Soon, Chairman
Kwek Leng Joo
Chow Chiok Hock
Foo See Juan
Tang See Chim

Secretaries
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Registrars and Transfer Office
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Tel: 6227 6660

Registered Office
36 Robinson Road
#04-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6225 4959
Email: enquiries@cdl.com.sg

Auditors
KPMG
Certified Public Accountants, Singapore
16 Raffles Quay
#22-00 Hong Leong Building
Singapore 048581
(Partner-in-charge:
Tham Sai Choy,
appointment commenced from the
audit of the financial statements
for the year ended
31 December 2005)

Principal Bankers
Australia and New Zealand Banking Group Limited
BNP Paribas
Bank of China Limited
Calyon
Citibank, N.A.
Commerzbank Aktiengesellschaft
Crédit Industriel et Commercial
DBS Bank Ltd.
DZ Bank AG
Industrial and Commercial Bank of China Limited
Mizuho Corporate Bank, Ltd.
Norddeutsche Landesbank Girozentrale
Oversea-Chinese Banking Corporation Limited
Standard Chartered Bank
Société Générale
Sumitomo Mitsui Banking Corporation
The Bank of Nova Scotia Asia Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Hongkong and Shanghai Banking Corporation Limited
The Royal Bank of Scotland plc
United Overseas Bank Limited



CDL unveils the stunning new addition to the city's skyline at the One Shenton press conference – its first property launch for the year.

JANUARY

- One Shenton, the 341-unit landmark luxury residence located in the heart of the Central Business District, was launched with great success. Crowds of over a thousand thronged the show suite of CDL's first property launch for the year.

- "Reed Sculpture", the winning piece of the inaugural CDL Singapore Sculpture Award held in 2003, was officially unveiled. CDL commissioned the piece into a full-sized sculpture for public display at Robertson Quay, beside its residential development, The Pier at Robertson.

FEBRUARY

- CDL strengthened its presence in the Thomson vicinity, with the purchase of The Albany, a prime residential freehold site in District 11, for $65 million.

- In support of youth development, CDL's flagship building, Republic Plaza, was the venue of the annual National Vertical Marathon, organised by students from the Nanyang Technological University (NTU) Sports Club.

MARCH

- The Solitaire, a freehold 59-unit boutique luxury development in District 10 was released for sale. Response was overwhelming and it was fully sold within a week after its soft launch.

- In a joint venture with Wing Tai Land Pte. Ltd., CDL jointly purchased Anderson 18, a prime freehold residential site in District 10 for $477.7 million. This land parcel measuring 112,098 square feet will allow for the creation of a 36-storey luxury residence.

- CDL purchased Hong Leong Garden Condominium for $131.5 million. Located in the tranquil West Coast area, this 266,076 square feet site can be redeveloped up to 12-storeys in height with a maximum potential gross floor area of 425,722 square feet.

- CDL acquired another three freehold sites in District 11 to add to its sizeable purchases in the prime Thomson Road vicinity. The purchase of Concorde Residences, and the adjoining Balestier Court and Bright Building for a total of $81.3 million will further enhance its presence in the Thomson area. The three amalgamated sites, along with an adjoining state land, have a maximum potential gross floor area of 168,600 square feet and can be built to a maximum height of 36 storeys.

APRIL

- Botannia, a joint-venture residential project with CapitaLand, located at West Coast Rise, was launched for sale. Sprawled across 400,000 square feet, response to this 493-unit mid-tier condominium development has been strong with the development being more than 93% sold to date.

- CDL further enlarged its land bank portfolio in the Thomson area with the purchase of Thomson Mansions, an 18-unit apartment block adjacent to The Albany, for $30 million.

MAY

- CDL's industry captaincy in green innovation was recognised with the award of two Green Mark Platinum awards at the Building and Construction Authority Awards (BCA) 2007. With its win for City Square Mall (commercial) and The Oceanfront @ Sentosa Cove (residential), CDL is the first private developer to have been awarded this high honour, which has previously been accorded only to public sector developments. CDL received a total of 10 awards, including two Best Buildable Design Awards (Butterworth 33 and The Pier at Robertson), three Construction Excellence Awards (Monterey Park, Savannah CondoPark and The Esparis Executive Condominium), one Universal Design Award (The Pier at Robertson) and another two Green Mark Awards (Botannia – Green Mark Gold and Buckley 18 – Green Mark Gold^{Plus}), for its projects.

- CDL purchased the 86,110 square feet Tampines Grande commercial plot located at the bustling Tampines Regional Centre. The plot can be developed into a modern office complex with a gross floor area of 361,662 square feet.

- Savannah CondoPark, Singapore's first Eco-Condo, received the FIABCI Prix d'Excellence as a finalist under the Residential Category. This prestigious Award recognises projects of outstanding achievement and overall merit that best embody excellence in all real estate disciplines involved in its creation.

- CDL displays its strong spirit of volunteerism and creativity during the Assisi Hospice Teddy Bank Fund-Raising Campaign. Collectively, all 300 CDL employees raised almost $60,000 within a month, which went towards the palliative care of the Hospice's adult and children patients suffering from cancer and other life-limiting illnesses.

- CDL has been a committed supporter of initiatives that develop the creative skills, talent and character of young Singaporeans. For its continuous partnership and generous support towards youth development, CDL was conferred The Distinguished Partner of the National Youth Achievement Award.

- CDL Hospitality Trusts (CDLHT) announced the purchase of the 398-room Novotel Clarke Quay Hotel for $201 million (excluding a potential tax liability of approximately $18.8 million). With this purchase, CDLHT becomes the biggest hotel owner in Singapore, in terms of number of rooms. The purchase was completed in June 2007. CDLHT is a stapled group comprising CDL Hospitality Real Estate Investment Trust and CDL Hospitality Business Trust, and is 38.5%-owned by CDL's subsidiary, Millennium & Copthorne Hotels plc (M&C).

JUNE

- Cliveden at Grange, an ultra-luxurious residence in the prestigious District 10 residential enclave was soft-launched. Comprising 110 exclusive spacious apartments housed in four 24-storey towers (1 twin and 3 single towers), residents will enjoy the exclusiveness of one unit per floor and virtually 360 degree panoramic vistas of its surrounding landscapes.

- M&C's hotel in Kuala Lumpur, Malaysia was re-branded as Millennium Hotel Kuala Lumpur following an extensive refurbishment programme in 2007. Comprising 468 elegant and contemporary guest rooms, including 30 suites, the hotel is the first Millennium hotel in Malaysia. To reflect the unsurpassed standards of luxury it offers, the hotel has since been re-branded as the Grand Millennium Kuala Lumpur.

JULY

- CDL was conferred the Watermark Award by the PUB (Public Utilities Board) which recognises significant contributions towards Singapore's water sustainability and advocating the importance of conserving water resource through the 3P model (People, Private and Public sectors).

- In recognition of CDL's outstanding and consistent contribution towards Singapore's national defence, it was awarded the highest distinction at the Total Defence Awards. The Home Team NS Awards for Employers (Special Award), was presented jointly by the Ministry of Defence and the Ministry of Home Affairs to commemorate 40 years of National Service.

AUGUST

- CDL announced that it entered into a memorandum of understanding with DC Chemical Company Limited to jointly develop a large-scale integrated commercial, hotel and residential project in Incheon, South Korea. The investment equity for the 1.55 million square metres site will be between US$150 million and US$300 million.

- CDL reports sterling growth in Q2 2007 at its Half Year 2007 Analyst/Media Briefing. The Group achieved record profits in its 45-year history, with attributable profit after tax and minority interests soaring to $194.4 million, an increase of 333.0% over the same period in the previous year (Q2 2006: $44.9 million). The Group's profit after tax and minority interests and basic earnings per share for the first half of the year also increased substantially by 272.2% to $320.5 million and by 292.0% to 34.5 cents respectively.

SEPTEMBER

- CDL, in partnership with the Singapore Art Museum, presented The 3rd CDL Singapore Sculpture Award Exhibition. The week-long Exhibition comprised the winning pieces and selected entries by both established sculptors and budding talents from the biennial Award.

- A consortium comprising Scottsdale Properties Pte. Ltd., an indirect subsidiary of CDL, Istithmar Beach Road Fze and Elad Group Singapore Pte. Ltd. was awarded the tender of the Beach Road site at $1.688 billion by the Urban Redevelopment Authority. With a winning combination of modern architectural design and environmentally-friendly features, South Beach will be a revolutionary Eco-Quarter in Singapore. The development will have a total gross floor area of approximately 1.6 million square feet.


Ministry of the Environment

For its long-term commitment and outstanding contributions to the community and towards environmental sustainability, CDL was conferred the President's Social Service Award (left) and President's Award for the Environment (right) respectively.

OCTOBER

- CDL expands its global footprint with a US$125 million venture in Russia. The Group signed an agreement to acquire a 50% stake in Soft Proekt, which owns the Iris Congress Hotel and a 9-storey serviced apartment building in Moscow.

- In line with CDL's Green corporate philosophy, CDL's Property Division (Investment Properties) achieved the ISO 14001:2004 (Environmental Management System) and ISO 9001:2000 (Quality Management System) certification for 14 of its commercial buildings. In 2003, CDL was the first private developer to receive the ISO 14001 certification for Project Development and Project Management.

- For its significant contribution to the promotion and development of the arts in Singapore, CDL was presented with the Patron of the Arts Award by the National Arts Council. CDL had previously been a recipient of the Friend of the Arts Award since 1997.

- CDL was voted one of Singapore's most transparent companies in the SIAS (Securities Investors Association Singapore) Investors' Choice Awards 2007.

- M&C officially opened Millennium Sukhumvit Bangkok Hotel (now rebranded as the Grand Millennium Sukhumvit Bangkok) in Bangkok, Thailand. The five-star hotel, conveniently located in one of the city's prime central areas along Asoke Road, has 325 guestrooms and suites.

- As part of its drive promoting eco-awareness amongst its stakeholders, CDL initiated the "1°C Up" campaign across five of its commercial buildings (Republic Plaza, City House, Fuji Xerox Towers, Plaza by the Park and Central Mall – offices). Under this pilot programme, tenants were encouraged to contribute to environmental conservation by adjusting the air-conditioning temperature in their offices upwards by 1°C.

NOVEMBER

- CDL, in a joint venture with US-based Wachovia Development Corporation, acquired 44 units of CDL's Cliveden at Grange for an aggregate sale price of $432.4 million. The units, comprising two full towers, were sold to the joint venture company it formed with Wachovia. The development received very positive response, in particular from foreign buyers, with over 90% of the units sold to foreigners.

- CDL was conferred the pinnacle President's Social Service Award for its firm long-term commitment and outstanding voluntary contributions to the community. CDL was the only corporation accorded this prestigious honour in 2007.


South Beach

CDL and its partners present South Beach, Singapore's revolutionary Eco-Quarter, at the South Beach Building Agreement Signing Ceremony.

- Wilkie Studio, a 40-unit freehold development located in the heart of the arts and culture district at the Selegie vicinity, was launched for sale. The boutique development was well received and almost 90% of the units released have been sold.

- CDL purchased another 15-year leasehold site to enhance its presence at Tampines Regional Centre. Located beside the Tampines Grande commercial plot it purchased in the second quarter of 2007, the Tampines Concourse plot land parcel can be developed into a modern 3-storey office complex with a gross floor area of 124,011 square feet.

DECEMBER

- CDL was the proud recipient of the President's Award for the Environment, which recognises its significant contributions to sustaining the environment through good practices both within and beyond the organisation. CDL is the first corporate recipient to receive this honour, which is presented by the Office of the President of the Republic of Singapore.

- The St. Regis Singapore made headlines as the first international luxury hotel to open in Singapore over the last decade. Managed by Starwood Hotels & Resorts, the 299-room hotel is the first St. Regis hotel in South East Asia to offer the legendary St. Regis hospitality. Adjoining the hotel is the exclusive 173-unit St. Regis Residences, Singapore. The St. Regis Hotel and Residences is a joint venture between CDL, Hong Leong Holdings Limited and TID Pte. Ltd..

- Tianjin Trophy Real Estate Co. Ltd, an indirect subsidiary of CDL, entered into a Sale & Purchase Agreement to acquire a 36-storey office building with a gross floor area of 382,119 square feet, in Tianjin, China for approximately US$66.6 million.

2007 was a year of remarkable achievements – lined with highly-successful launches of luxury residential landmarks and culminating in the Group's successful win of a highly-coveted land parcel in the city's Civic District. Together, these milestones attest to the Group's visionary leadership; as well as astute management strategy of forging and leveraging on the strength of key partnerships.

SHAPING THE URBANSCAPE

Taking the lead in sculpting the cityscape, CDL's key launches in 2007 are definitive architectural masterpieces that add a new dimension to Singapore's skyline.

In January, the new Downtown welcomed a jewel: One Shenton, an iconic residence with a one-of-a-kind sculptural silhouette. Located at the fringe of Marina Bay, the 341-unit luxury development met with overwhelming response during its launch.

Capturing the uptrend in a booming property market, the freehold 59-unit boutique luxury residence, The Solitaire, was launched. A phenomenal success, it was fully sold within a week after its soft launch.

With the emerging mid-tier market segment, the Group launched its joint-venture project, Botannia. Comprising 493 apartment units, the 956-year leasehold development has met with enthusiastic response, with over 93% sold.

In the wake of the success of its earlier high-end property launches, CDL released selective units in its haute 110-unit residential landmark, Cliveden at Grange for sale. With its unsurpassed location, distinctive architecture and exclusivity, Cliveden at Grange has attracted strong foreign interest.

In a joint venture with US-based Wachovia Development Corporation, the Group acquired 44 units or two towers of the development for an aggregate sale price of $432.4 million. This purchase, made five months after the soft-launch, is in line with the Group's business strategy of leveraging on the capital appreciation potential of its developments.

Response from individual buyers and retail investors, in particular foreigners, has been enthusiastic, with over 90% of the units sold to foreigners.

As a round-up to the year, Wilkie Studio, a boutique 40-unit residence near the Selegie arts enclave was launched. Response has been positive and sales are progressing well with almost 90% of the released units sold.

SHAPING TOMORROW, TODAY

Extending beyond iconic architecture of the present, the Group will continue to play a significant role in leaving its imprint on the landscape through notable acquisitions, both commercial and residential.



The city's haute residential landmark, Cliveden at Grange, offers virtually 360 degree panoramas from every unit.

Local Acquisitions

In one of the most closely-watched commercial project tenders of the decade, a CDL-led consortium which includes two other high profile global players, Istithmar Group and Elad Group, emerged triumphant. The consortium was awarded the bid to build an iconic mixed-use development at a major strategic site at Beach Road, based not only on its tender price of $1.688 billion but other factors including design and concept, and environmental sustainability.

The consortium's proposal, South Beach, is designed by prominent British architectural firm Foster + Partners. As Singapore's first Eco-Quarter, the development comprises two towers rising up to 45 storeys in height and four conserved blocks that will house premium office space, two luxury hotels, exclusive city residences and exquisite retail space, and has a total gross floor area of about 1.6 million square feet.

Also on the commercial front, CDL purchased the Tampines Grande and the adjoining Tampines Concourse plots at the bustling Tampines Regional Centre. The land parcels can be developed into office complexes with gross floor areas of 361,662 and 124,011 square feet respectively.

Strengthening its position in the luxury residential segment, CDL, in a 50:50 joint venture with Wing Tai Land Pte. Ltd., through Summervale Properties Pte. Ltd., purchased Anderson 18 for $477.7 million. The sizeable 112,098 square feet freehold site will allow for the creation of an ultra-luxurious 36-storey residence that befits its prestigious location.

The Group also concentrated on residential areas with strong potential for growth. In line with this strategic land acquisition policy, CDL made several sizeable purchases to further strengthen its presence in the Thomson vicinity. Apart from adding to its land bank, the Group believes in creating value beyond the purchase of each individual plot.

In February 2007, CDL made a successful bid for The Albany, a site measuring 41,688 square feet, for $65 million. This was quickly followed by the acquisition of another three freehold sites nearby for $81.3 million. Comprising Concorde Residences, Balestier Court and Bright Building,



Live amidst tranquil and luxuriant surroundings at The Solitaire, a boutique luxury residence at Balmoral Park.


OPENING

The St. Regis Singapore opening was marked by the symbolic Handover Ceremony, with the handing over of the key to the hotel manager and operator.

the amalgamated parcel, along with an adjoining state land, will give a total land area of 60,548 square feet. Adding on the further purchase of Thomson Mansions, a 17,445 square feet site that lies adjacent to The Albany for $30 million, CDL has secured a sizeable plot with a total land area of 133,169 square feet (including adjoining pieces of state land). CDL will enjoy greater flexibility in site development with this land parcel.

Global Acquisitions & Investment

Leveraging on its wealth of experience in property development, CDL entered into a memorandum of understanding with DC Chemical Company Limited to jointly develop a 1.55 million square metres integrated commercial, hotel and residential project in Incheon, South Korea. It will invest equity between US$150 and US$300 million in total for the large-scale project, which is expected to be completed before the 2014 Asian Games, which the city would be hosting.

CDL also extended its presence to Russia, with the signing of an agreement to acquire a 50% stake in Soft Proekt, which is valued at a total of US$125 million. Soft Proekt owns the 211-room Iris Congress Hotel and a 9-storey serviced apartment building in Moscow. The development of a mixed-use complex on a vacant plot of land adjoining the existing hotel is being planned. CDL's hospitality arm, Millennium & Copthorne Hotels plc (M&C), is currently in negotiations for the management and operation of the hotel.

Through its global investments, the Group is well-poised to benefit from the fast-growing China economy. CDL, through its indirect subsidiary, Tianjin Trophy Real Estate Co. Ltd, entered into a Sale & Purchase Agreement to acquire a 36-storey office building with a gross floor area of 382,119 square feet, in Tianjin, China for approximately US$66.6 million, subject to completion.

REIT Acquisitions

Raising the stakes in the investment landscape is CDL Hospitality Real Estate Investment Trust (H-REIT), the first hotel real estate investment trust in Asia (with the exception of Japan), which added the 398-room Novotel Clarke Quay to its portfolio of hotels. With this purchase, H-REIT successfully expanded its portfolio by more than 20 per cent, from 1,926 to 2,324 rooms, making the main board listed CDL Hospitality Trusts (CDLHT) the biggest hotel owner in Singapore, based on the number of rooms.

SHAPING THE HIGH LIFE

Beyond redefining lifestyles through iconic residences, CDL also believes in bringing the experience of impeccable hospitality to new heights, with the opening of the first international luxury hotel in Singapore in over a decade.

The St. Regis Singapore embodies the exquisite hospitality and elegance that St. Regis is renowned for. Managed by Starwood Hotels & Resorts, the 299-room hotel is located at the prestigious Tanglin district. Adjoining the hotel is the exclusive 173-unit St. Regis Residences, Singapore's first branded residences. The St. Regis Hotel and Residences is a joint venture between CDL, Hong Leong Holdings Limited and TID Pte. Ltd..

As one of the world's fastest-growing hotel companies, M&C embarked on its strategic expansion plans with the opening of new five-star Millennium properties, including the Millennium Towers Hotel Dubai, the Millennium Oy Oun Hotel Sharm el Sheikh and the Millennium Resort Patong Phuket.

To meet the needs of today's discerning international traveller, M&C introduced its crown jewel – the Grand Millennium brand. Located in major gateways and key cities, the Grand Millennium represents a new era of lavish hotel experience. This top-tier brand within M&C's portfolio of Millennium, Copthorne and Kingsgate properties was unveiled with the launch of the 468-room Grand Millennium Kuala Lumpur and 325-room Grand Millennium Sukhumvit Bangkok.

Apart from M&C's strategy of focusing on actively maximising yield management opportunities, the Group is also carrying out refurbishment works on several existing hotels, while simultaneously expanding its portfolio in East Asia, Middle East, Europe and United States.

Note: Information as at 28 February 2008

Corporate Social Responsibility Report

On behalf of the Board, I am pleased to present CDL's Corporate Social Responsibility (CSR) Report for 2007. While it has been a robust year of record earnings for CDL, we have continued to sustain our CSR commitment to our stakeholders. CSR remains an integral part of CDL's corporate mission and we are motivated to challenge ourselves to make more environmental advancements in the property arena and to invest in the development and welfare of the community.



In recognition of its sustained commitment to youth development, CDL was presented with The Distinguished Partner of the NYAA by Prime Minister Mr Lee Hsien Loong, at the Awards Ceremony.

RISK MANAGEMENT

Since 2002, CDL has established a formal risk management framework to enable significant business risks within the Company's property investment, development and management arm to be identified, assessed, evaluated, monitored and managed. Further enhancements to the framework were implemented in 2007 with the assistance of independent consultants to manage strategic business risks which are reflective of the changes in markets, products and emerging best practices. Risk management continues to play an important part in the Company's business activities and is an essential component of its planning process.

For more information detailing the Company's risk management process for the year under review, please see pages 47 and 48.

ENGAGING OUR INVESTORS

Affirming the importance of corporate transparency and open communication with the investing community, CDL has ensured that its quarterly financial results are announced timely. The top management provided a review of the Group's performance and its future plans to fund managers, analysts and the media during the half-yearly and full-year financial results briefing sessions. Information presented at these briefings was made available on SGXNET and the Group's website for easy access by all.

In 2007, the top management continued the practice of presenting to our shareholders our vision and strategy at the Annual General Meeting as we had received very positive feedback when a presentation was made for the first time in 2006. Ample time was also given to address all queries by the shareholders during the question and answer session.

It was a busy year for the top management who participated in various investor conferences around the world to meet and field queries from current and potential investors. The Group remained accessible for one-to-one meetings and responsive to investor queries received in the course of the year.

Pinnacles of Distinction in 2007

For the Business	
President's Award for the Environment	The first corporate recipient in recognition of its significant and long-term contributions towards environmental sustainability through its business and community efforts
Building and Construction Authority Awards	Garnered 10 awards including two Green Mark Platinum Awards
Royal Society for the Prevention of Accidents	The only company in Singapore to be conferred the Gold Award for outstanding Occupational Health and Safety Management for two consecutive years in 2006 and 2007
Green Office Label Certification	For achieving good environmental performance in an office
ISO 14001: 2004 (Environmental Management System) & **ISO 9001: 2000** (Quality Management System)	Awarded to 14 CDL Investment Properties
For the Community	
President's Social Service Award	For its firm commitment and outstanding voluntary contributions to the community over the years
CSR Recognition Award	For sustained commitment towards CSR
The Distinguished Partner of the NYAA	For its continuous partnership and strong support of National Youth Achievement Award (NYAA) towards youth development
Watermark Award	For significant contributions towards Singapore's water sustainability
Patron of the Arts Award 2007	In recognition of its contributions to the arts

ENHANCING ENVIRONMENTAL PERFORMANCE

Developing and Managing Sustainable Quality Developments

CDL has continued to stretch the boundaries in developing environmentally sustainable projects which are of quality that caters to the lifestyle needs of our customers. Using a holistic approach, CDL takes the entire environmental supply chain into consideration. From design, use of materials, to construction and finally the maintenance and lifespan, all of these elements are carefully assessed when making plans for our properties.

We constantly source and incorporate new, innovative and state-of-the-art technologies to help build greener developments so as to minimise the use of natural resources and to mitigate our impact on the environment. In 2007, we set another industry benchmark by being the first private developer to attain the highest honour – BCA Green Mark Platinum Awards by the Building and Construction Authority (BCA) for environmental sustainability. The Oceanfront @ Sentosa Cove (residential) and City Square Mall (commercial) were awarded this prestigious award which had previously only been accorded to public sector developments.

Furthermore, with the established Environmental, Health and Safety (EHS) Policy firmly in place since 2003, all our developments are subject to stringent independent audits also known as the CDL 5-Star EHS Assessment system conducted every quarter. Complemented by training and peer learning, the EHS performances of the developments have been positive.

We measure and monitor our energy and water usage as well as our waste management at our worksites. This will enable us to establish our own benchmarks for further progress.



City Square Mall, Singapore's first Eco-Mall, is the first private commercial project to receive the BCA Green Mark Platinum Award.

With the incorporation of more eco-friendly designs, use of better technology and more stringent site controls, the use of energy and fresh water has been reduced by as much as 20%. However, the increase in construction waste is due to the fact that there were also more projects in the finishing stages (when more waste is generated) in 2007 as compared to 2006.

In 2007, CDL's Property Division (Investment Properties) achieved the coveted ISO 14001: 2004 (Environmental Management System) and ISO 9001: 2000 (Quality Management System) certification for 14 commercial buildings it manages – a first in Singapore.

Constantly striving to achieve even higher standards of environmental and management performance, the Property Division has in place an Integrated Management System which provides high-quality, pro-active, excellent service as well as a safe and green environment for the tenants. Key areas such as tenant satisfaction, consumption levels of precious natural resources such as water and energy are closely monitored to improve performance.

CDL's Environmental Performance – Resources used in project development

(per square metre of gross floor area)


kWh
71
55
2006
2007
Energy
m³
0.9
0.7
2006
2007
Fresh Water
kg
49.2
65.9
2006
2007
Construction waste generated



Designed for water and energy efficiency, The Oceanfront @ Sentosa Cove is the first private residential project to receive the BCA Green Mark Platinum Award.

The Property Division has already been successfully running a recycling programme in 17 of its commercial properties. However, taking recycling up one notch, food recycling was also incorporated at Plaza by the Park in November 2007. There, the food waste from the food court is collected daily and recycled to generate renewable energy from bio-gas and compost. If successful, there are plans to expand this programme further.

Influencing Our Stakeholders – Offices Go Green!

In 2007, "Climate Change" was the buzz word as more governments and corporations reviewed their business processes and looked at ways to reduce their carbon footprints. Leveraging on this rising eco-awareness and as one of Singapore's largest landlords, it was timely for us to embark on a campaign that could proactively involve our tenants to play a part in conserving the environment.

In yet another pioneering green initiative, CDL kicked off the pilot programme "1°C Up" in five commercial buildings in October 2007 including Republic Plaza, City House, Fuji Xerox Towers, Plaza by the Park and Central Mall (offices). In this innovative programme, CDL hopes to encourage our tenants to make an active contribution towards the green cause by agreeing to raise the air-conditioning temperature in their office by 1°C and yet not compromising on their comfort levels.

With much enthusiastic support from our tenants, an overwhelming participation rate of over 90% was achieved. Heartened by such positive response, CDL extended the programme to another six buildings in December. While the monetary savings may not be substantial, an independent consultant estimates that with good participation, the carbon emissions from these 11 buildings can be reduced by about 1.5 million kg per year which is equivalent to 6,000 trees required to absorb the same amount of carbon emitted into the environment each year.

Walking the talk, CDL established video-conferencing facilities in the office to enhance productivity and lessen the need for business travel. As part of CDL's "Let's Work Green!" initiative to promote green practices at the workplace, a customised cutlery set was given to employees to reduce the use of disposable cutlery so as to conserve natural resources.

IMPACTFUL SOCIAL INITIATIVES

Valuing Our People

2007 has been a challenging year as a thriving economy has also created a tight labour market. CDL has always placed great emphasis on the importance of the human asset in the corporation. We continue to offer a comprehensive range of policies and practices that not only cultivate and enhance the talent and skills of our employees but helps create a positive environment that places immense value on a quality workplace and work-life balance for all employees.

More information can be obtained in the Human Resource Review on page 46.

REACHING OUT TO THE COMMUNITY

Sharing its success with the community has also been a guiding principle for CDL. We firmly believe in looking beyond making monetary contributions by actively engaging the community. We have been energetically managing a wide range of sustainable outreach initiatives that require alternative resources such as time and skill. CDL has also been a strong supporter of the government's 3P Partnership Model with efforts that encompass the People, Private and Public sectors.

Our focus in the community remains in four core areas, namely the environment, the arts, youth development and the less fortunate.

Cultivating Eco-Consciousness

Project Eco-Office, an outreach initiative founded by CDL and Singapore Environment Council (SEC) in 2002 received heightened interest amongst the business community. The 2007 Project Eco-Office Seminar titled "Converting your Office into a Green Office" saw an enthusiastic turnout of over 150 top management executives from all over the island. The list of Green Office Label Recipients has also grown steadily and 17 new offices were certified green in 2007 in addition to another three re-certified offices including CDL.

Project Eco-Office also took to the airwaves for the first time in a four-day radio campaign on 93.8Live. Listeners had the opportunity to find out more about Project Eco-Office and also to learn from two new Green Office Label recipients who shared their motivation and strategy in creating a green office. 93.8Live has an estimated 270,000 PMEB (Professionals, Managers, Executives and Businessmen) listeners tuning in weekly.



To cultivate environmental consciousness amongst the youths of today, CDL has been "adopting" schools such as Catholic High School under the NEA's Corporate & School Partnership Programme.



"All the Essentially Essential", the winning work of the 3rd CDL Singapore Sculpture Award by Tan Wee Lit, was created for the designated sculpture site at East Coast Park.

CDL also strongly supported the National Environment Agency (NEA)'s Clean and Green Singapore (CGS) campaign in November 2007 in three key events. Together with SEC, we presented the "Green Living Exhibition", a mobile home-living exhibition display which promotes green practices at home at the CGS Opening Ceremony held at Bishan Park. The event attracted more than 20,000 visitors. To drive the green message home, a Green Living Guide Pamphlet and an attractive fridge magnet with water-saving tips were given to visitors.

Together with other corporate sponsors, CDL joined in the CGS Corporate Environmental Outreach Run 2007 at Semakau Landfill as a platinum sponsor. CDL employees gamely joined in the run and planted the Sea Hibiscus Triple Color to commemorate the event. Funds raised at the event were channeled to six local environment-related Non-Governmental Organisations.

For the last decade, CDL has been a corporate patron of China Exploration and Research Society, whose mission is to conduct research as well as nature and culture conservation projects in remote regions of China. CDL continued its annual financial aid, plus an in-kind contribution of hotel room accommodation.

CDL also produced its 11th calendar in the "Beauty of Nature" series which highlights the importance of nature conservation. Distributed to its business associates and employees, the calendar reinforces the message on the need to protect our environment daily.

Developing Youths

Helping to groom and develop the youths towards the progress of Singapore remains a significant area of focus. As Singapore strives to become an education and research hub, CDL played its part in the advancement of education in Singapore with contributions to the Nanyang Technological University (NTU) Wee Kim Wee Legacy Fund, REDAS Research & Education Fund as well as bursaries for needy students from Singapore Polytechnic.

To further cultivate the heightened interest in CSR, CDL was the main sponsor of the National University of Singapore (NUS) CSR Awareness Month organised by the NUS Students' CSR Group and NUS Business School. The activities included a speaker series, film screening and exhibition.

In addition, helping our youth "scale to new heights", CDL supported the annual National Vertical Marathon (NVM), organised by the NTU Sports Club. CDL's flagship building, Republic Plaza which is one of the tallest skyscrapers in Singapore, was scaled by some 1,629 sports enthusiasts — a record in the event's 13-year history. CDL sponsored the venue as well as prizes for the CDL Corporate Challenge, a new category introduced to inspire stakeholders such as our tenants and business associates to participate. CDL employees also sweated it out in the Special Olympics Challenge by assisting 36 intellectually disabled students ascend the building in relay-style.

For the third year running, CDL participated in NEA's Corporate and School Partnership Programme. Besides Catholic High School (Primary), which CDL had "adopted" in 2005, it also took under its wing Catholic High School (Secondary) and St. Nicholas Girls' School (Primary and Secondary). The schools' environmental projects were showcased to over 13,000 visitors at the CGS Schools Carnival 2007. CDL employees also lent a hand and volunteered their time at St. Nicholas Girls' School to mentor and assist the students with their project.

CDL continued to support its long-standing partner National Youth Achievement Award (NYAA) Council, one of Singapore's most established youth organisations with some 130,000 participants, dedicated to nurturing the skills and talents of the youths to benefit the community.

Sustaining the Arts

The 3rd CDL Singapore Sculpture Award and Exhibition was held in September 2007. This initiative has firmly established itself as a key competition in the local arts



Beyond raising $60,000 for Assisi Hospice in its "Teddy Bank" fund-raising campaign, CDL employees put their creativity to the test by decorating the Teddy Banks for the enjoyment of Assisi's patients.

calendar. Based on the theme "Aspirations", Tan Wee Lit, 29 years old, a postgraduate student at The School of the Art Institute of Chicago, took home the top prize in the Open Category with his art piece "All the Essentially Essential". 13-year-old See Wenhan, a student from Victoria School, won the top prize in the Student Category with "Peaceful Waves". With close to half of the participants in the Student Category ranging between the ages of 12 and 14, it certainly underscores the competition's success as a platform in nurturing artistic creativity in the young.

In January 2007, CDL also created history when it unveiled the "Reed Sculpture" by Peter Chen, the winning work commissioned from the inaugural CDL Singapore Sculpture Award. The sculpture was the first donation made under the National Heritage Board's Public Art Tax Incentive Scheme.

Photography is another art form that CDL has been promoting amongst the youths. The 2nd Singapore Young Photographer Award (SYPA) was launched in 2007 to discover budding talents. The "CDL Young Architectural Photographer Award", a sub-category of SYPA, aims to cultivate more interest in the photography and appreciation of architecture.

CDL was also an integral partner of circa2007, a photo outreach programme, managed by NTU, comprising a series of talks, workshops and exhibitions targeted at youths.

Lending a Hand to the Less Privileged

CDL kept close to its heart many long-standing beneficiaries and helped spread much goodwill and cheer with a host of activities round the year. We are proud to have cultivated an engaged workforce through the company's employee volunteer programme, City Sunshine Club (CSC), which facilitates and encourages staff and their families to participate in voluntary work.

CSC's major programmes aim at improving the lives of the lonely elderly through befriending visits and outings, nurturing children at risk of delinquency and supporting CDL's community outreach activities. A dynamic "pro-giving" environment has been instrumental in inspiring the employees to actively engage in community work. In 2005 and 2006, employee volunteerism was 70%. In 2007, some 2,242 manhours were contributed.

Since February 2007, CSC expanded its youth programme to include the youths at Kolam Ayer, volunteering at Viriya Community Services. For the first time, CSC also helped to organise a stay-in character building camp at the SAF Yacht Club for these less privileged youths.

CDL also supported multiple Assisi Hospice programmes, having built a close working relationship with the organisation since 1999. All 300 CDL employees participated in the "Teddy Bank" Fund-Raising Campaign, rallying the support of their family, friends and business associates, and raised some $60,000 in one month. Employees even dressed up the Teddy Banks in a pageant judged by the children from the Hospice! CSC volunteers continued to build a close rapport with the children in their annual twice-yearly hosting and befriending outings and helped to paint and touch up the Hospice with the help of our business associates in 2007.

For two weeks, CDL employees rendered their time and effort, giving up their lunch hours to help sell Duck Adoption Certificates for the Great Singapore Duck Race outside CDL buildings. Employees also contributed by approaching their business associates for donations and the funds raised went to Touch Community Services.

It is my hope that this Report has provided an insight into some of CDL's CSR programmes in 2007. CSR is an unending journey and one that we will continue to draw on our experience, commitment and dedication. It is an integral component that serves CDL's mission to be the partner of choice for our investors, business associates, employees, customers and the community at large.

Kwek Leng Joo
Managing Director



A display of creativity and team spirit — one of the Best Dressed Teams at the annual CDL Staff Day.

Underscoring the belief that human capital drives its success, CDL has always been committed to engage and retain the best talent; develop capabilities; reward top performers; and encourage the adoption of healthy lifestyle and work-life balance amongst employees.

REALISING POTENTIAL

As part of its talent retention strategy, CDL is committed to the personal and professional development of its employees through the sponsorship of full-time training courses and part-time certificate programmes. Beyond functional skills training, emphasis is also placed on teambuilding and the development of people management skills such as leadership, communication relationship management and creative problem skills.

TOWARDS AN ENGAGED WORKFORCE

Recognising that employee engagement is key to driving the organisation ahead, CDL's senior management maintains its focus on nurturing employer-employee communication and fostering an open relationship with employees.

A three-dimensional developmental strategy is adopted to enhance employee engagement: promoting workplace health and work-life harmony, social and recreational bonding and communication.

Promoting Workplace Health & Work-Life Harmony

CDL recognises that work-life harmony creates a quality, motivated and dedicated workforce. To help its employees harmonise their work and personal commitments, CDL has in place various family-friendly policies, such as flexible start-and-end work-hours options, maternity, paternity and childcare leave.

In 2007, CDL initiated "CDL Family Month", where a series of family-focused programmes such as "Eat-With-Your-Family Day", family trips and talks was specially organised for staff. Held over a month, these activities are aimed at nurturing and improving the relationships between employees and their families.

Employees are also given a voice in implementing work-life harmony through a dedicated work-life committee, which comprises staff representatives across all departments, as well as an annual health and lifestyle survey disseminated to all employees. Feedback from employees, obtained through the survey, is taken into consideration by the Human Resource division in policy planning. In addition, the work-life committee is tasked with the planning and execution of family friendly health-related policies and programmes, which includes free weekly aerobics classes, health and family talks, family day trips and annual health screening for staff and their families.

In recognition of its sustained commitment towards a healthy work-life, CDL has been a recipient of the Singapore Health Award since 2002.

Fostering a Culture of Team Spirit

As part of its strategy to cultivate an engaged and committed workforce, CDL constantly seeks innovative ways to improve employee communication as well as staff bonding and team work.

Through employee-run clubs such as StaffConnect @ CDL (SC) and City Sunshine Club (CSC), employees have the opportunity to socialise and participate in structured programmes such as the annual CDL Staff Day. SC, a task force made up of representatives from various departments, organises activities that foster a sense of belonging and promote team work amongst staff; while CSC is CDL's employee volunteers club that promotes the spirit of volunteerism through community work with beneficiaries such as Lions Befrienders, as well as fund-raising programmes with charities such as Assisi Hospice.

CDL also participated in sports and recreational activities organised by its parent company, Hong Leong Group (HLG). Attesting to its strong team spirit and perseverance, CDL clinched the champion title in the Hong Leong Group Olympics 2007, organised by the HLG Sports & Recreation Club.

Employee Engagement with Open Communication

To foster a collaborative atmosphere of trust and empowerment, CDL encourages its employees to participate actively in its various employee engagement channels from the start of their career with the Group.

All new employees undergo an orientation programme to familiarise them with CDL's vision, mission, corporate culture and key operations; and all employees participate in regular dialogue sessions held by the Managing Director and senior management team. Other structured internal communication channels such as VoiceBox, a dedicated e-suggestion box which allows employees to share comments and suggestions with the senior management team through an internal e-mail system, reinforce CDL's culture of open communication.

Risk Management

Risk management continues to play an important part in the Company's business activities and is an essential component of its planning process. The Board has overall responsibility for determining the nature of its business risks and to ensure that risks in new and existing businesses are managed and business plans and strategies accord with the risks appetite that the Group undertakes to achieve its corporate objectives.

To assist the Board in its risk management oversight, the Audit Committee reports to the Board on matters relating to the risk management function of the Company. The Audit Committee, in its review of the effectiveness of the Group's internal controls system, including risk management systems, oversees the results of the work of internal and external audits. In addition, a Risk Management Committee ("RM Committee"), whose members comprise senior management, is responsible for maintaining a risk management framework which will provide the Board with a systematic and enterprise-wide view of the risks involved in property investment, development and management activities, and assists in the implementation of risk management policies and systems.

The RM Committee had, since 2002, established a formal risk management framework to enable significant business risks within the Company's property investment, development and management arm to be identified, assessed, evaluated, monitored and managed. The procedures and processes implemented have been benchmarked against other international standards and current risk management practices. Further to a review by a firm of independent consultants in the previous year, the Company has during the year under review engaged a firm of independent consultants to assist in implementing further enhancements to its existing risk management framework.

The Company regularly reviews its significant strategic business risks; considers the effectiveness of the Group's system of internal controls to limit, mitigate and monitor identified risks; and considers the implementation of further action plans to manage strategic business risks which are reflective of changes in markets, products and emerging best practices. The controls set out within the risk management framework are intended to manage, and not expected to eliminate, all risks of failure to achieve business objectives. These controls provide reasonable, but not absolute, assurance against material misstatement of management and financial information or against financial losses and fraud. The results of the risk evaluation are documented in a risk register. The RM Committee reports on a periodic basis, and at least once annually, to the Audit Committee on the overall risks positions, including mitigating measures and treatment plans.

The Audit Committee has reviewed the Company's risk management system, policies, processes and procedures and is satisfied that there are adequate internal controls in place to manage the significant risks identified. The Audit Committee has further directed the implementation of procedures to monitor and report the occurrence or potential occurrence of significant risk events to the Board.

The risks incorporated within the Company's formal risk management framework include the following:

OPERATING RISKS

The risk management framework is integrated into the management processes at operational levels, with the respective management at divisional and departmental levels being responsible for identifying, assessing, mitigating and managing the operating risks within each of their functional areas. The implementation and use of a system of internal controls, and operating, reporting and monitoring processes and procedures (including processes involving due diligence and collation of market intelligence and feedback), supported by information technology systems and constant development of human resource skills through recruitment and training, are important elements of the risk management framework, to mitigate risks relating to product and service quality assurance management, costs control management, design and product innovation, market intelligence, marketing / sales and leasing management, financial control management and regulatory compliances in the Company's operations.

INVESTMENT AND PORTFOLIO RISKS

Risk evaluation forms an integral aspect of the Company's investment strategy. Balancing risk and return across asset types and geographic regions are primary considerations to achieve continued corporate profitability and portfolio growth. This risk assessment includes macro and project specific risks analysis encompassing rigorous due diligence, financial modeling and sensitivity analysis on key investment assumptions and variables. Each investment proposal is objectively evaluated to fit the corporate strategy and investment objective. Potential business synergies including collaboration risks assessments are identified early to ensure business partnership objectives and visions are well-aligned and collaboration partners are like-minded and compatible.

TREASURY & FINANCIAL RISKS

The Group is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks include credit risks, liquidity risks and market risks, including interest rate risks and foreign currency risks.

The Group has a system of controls in place to create an acceptable balance between the cost of risks occurring and the cost of managing the risks. The management

continually monitors the Group's risk management process to ensure that an appropriate balance between risk and control is achieved. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities.

It is, and has been throughout the current and previous financial year, the Group's policy that no derivatives shall be undertaken for speculative purposes except for the use as hedging instruments where appropriate and cost efficient.

Credit Risk - The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of these financial assets.

Transactions involving financial instruments are entered into only with counterparties that are of acceptable credit quality. Cash and fixed deposits are placed with banks and financial institutions which are regulated.

Liquidity Risk - The Group monitors its liquidity risk and maintains a level of cash and cash equivalents, and credit facilities deemed adequate by management to finance the Group's operations and to mitigate the effects of fluctuations in cash flows.

Interest Rate Risk - The Group's exposure to market risk changes in interest rates relates primarily to its interest-bearing financial assets and debt obligations. The Group adopts a policy of managing its interest rate exposure by maintaining a debt portfolio with both fixed and floating rates of interest. Where appropriate, the Group uses interest rate derivatives to hedge its interest rate exposure for specific underlying debt obligations.

Foreign Currency Risk - The Group is exposed to foreign currency risks on sales, purchases and borrowings that are denominated in a currency other than the respective functional currency of the Group's entities.

The Group manages its foreign exchange exposure by a policy of matching receipts and payments, and asset purchases and borrowings in each individual currency. Forward foreign exchange contracts are used purely as a hedging tool, where an active market for the relevant currencies exists, to minimise the Group's exposure to movements in exchange rates on firm commitments and specific transactions.

Wherever necessary, the Group finances its property, plant and equipment purchases by using the relevant local currency cash resources and arranging for bank facilities denominated in the same currency. This enables the Group to limit translation exposure to its balance sheet arising from consolidation of the Group's overseas net assets.

HUMAN RESOURCE RISKS

The Group recognises human resource as an important contributing factor towards the stable growth of the Group, and accordingly efforts are taken to enhance the processes for recruitment, compensation, training and development of employees. Identification of core competencies is critical in the employee selection and development processes, and the implementation of performance assessment and management programs, coupled with career development and training programs, are part of the Group's human resource strategy to improve work performance, maximise competencies, increase staff commitment and retention, and develop further an effective succession planning program within the organisation. The management also supports work-life harmony programs and family-friendly policies as part of its efforts to help employees achieve a balanced life between work and family and at the same time create a quality workplace.

CRISIS RISKS

Operating in an environment with potential threats of terrorism, epidemic outbreaks and information systems failure, the management has put in place a business continuity plan to mitigate the risks of interruption and catastrophic loss to its operations and information database arising from such potential threats. The business continuity plan includes identification of alternate recovery centers, and the establishment of clear operational procedures to enable communication, continuity of critical business functions and recovery of database in the event of a crisis incident. Periodic incident management drills are conducted to familiarise employees with the emergency response and crisis management plans of the Company. The maintenance of adequate insurance coverage for the Group's assets, and the protection of and continued investment in the security and integrity of its information technology systems and database which are highly integrated with its business processes, are also part of the Group's control processes for the protection of its assets.

HOTEL OPERATIONS RISKS

The Group's hotel arm, under Millennium & Copthorne Hotels plc ("M&C"), includes within its internal control framework, processes for the management of key risks to the success of the M&C group, which are periodically reviewed by M&C's audit committee and board. These processes include, but are not limited to, risks relating to the protection of the M&C group's brands and intellectual property rights, exposure to litigation, market share and competition, human resource, customer satisfaction, health and safety issues, treasury and financial performance, acquisition opportunities, insurance, hotel and information technology systems and infrastructure, and global and regional political, economic and financial market developments.

Singapore Market Review

RESIDENTIAL

2007 was a record breaking year for the residential property market, which witnessed blistering performances in both sales activity and transaction prices. The Urban Redevelopment Authority's (URA) property market information showed an all time high take-up of around 15,000 new private residential units sold by developers in 2007, an increase of approximately 33% year-on-year.

In 2007, prices of private residential properties increased by 31.2%, compared with the 10.2% increase in 2006. Unlike in 2006 where improved capital values were mainly driven by prices of private apartments in Core Central Region (CCR), price appreciation in 2007 was more widespread throughout the whole island where prices rose by 32.7% in CCR, 30.4% in Rest of Central Region (RCR) and 26.4% in Outside Central Region (OCR). CCR comprises the prime districts (9, 10, 11, Downtown Core and Sentosa Cove), while RCR refers to the area within the Central Region that is outside CCR.

The sterling performance was prevalent in all segments of the residential market, from mass market to mid-tier projects as well as the luxury and high-end projects. The star performer however, was the high-end market.

Although the traditional prime residential districts (9-11) and central districts (1-4), which include the Orchard Road area, Sentosa Cove and the Marina Bay area achieved record prices and strong take-up, developers also enjoyed brisk sales and premiums in new residential hotspots at areas such as Buona Vista, Balestier and Keppel Road, in addition to choice locations in the East and West Coast areas.

The year also witnessed a foreign brigade of property investors including private equities, finance houses and pension fund managers who went into "bulk buying" of projects, thus providing further impetus for growth in sales activity.

In 2008, the residential property market is expected to remain relatively healthy given the forecast of sustainable economic growth of between 4% and 6%, low interest rate environment, low unemployment rate of 1.6% (a 10-year low according to preliminary data by the Ministry of Manpower on 31 January 2008), continued arrival of more expatriates and foreign expertise leading up to the opening of the two Integrated Resorts and Marina Bay Financial Centre in 2010, as well as continuous efforts by the government in remaking Singapore's economy with new and sustainable growth engines.



Shelford Suites, CDL's boutique 77-unit residence off Dunearn Road, will be launched in 2008.

Rental growth in 2007 was 41% and is expected to remain strong in 2008 with limited new residential units completing in the next 2 years. This is expected to underpin investors' confidence and sustain capital values as the market digests the US sub-prime situation.

OFFICE

Favourable economic conditions, bolstered by a fifth consecutive year of growth in the global economy and Singapore's reputation as an international financial centre and hub city, have resulted in rapid business expansion in the banking and financial related sectors and service industries. Incidentally, such buoyant conditions coupled with an existing supply crunch of office space have benefited the office property market which grew from strength to strength in 2007.

The URA property market information showed that prices of office space increased by 32.6% and rentals rose 56.1% for the year. According to a CB Richard Ellis market report, Grade A office space rents grew 96.5% year-on-year to average $17.15 per square foot per month in the fourth quarter 2007. The URA statistics also showed that the island-wide vacancy rate has dropped to 6.8% in the fourth quarter of 2007 with Grade A office vacancy hovering at 0.2%, the lowest since the Asian Financial Crisis.

Moving forward, office supply is expected to remain tight with limited new space coming onto the market over the next 2 to 3 years. Hence, any new supply should be easily absorbed as demand for office space is likely to remain buoyant, averaging about 2 million square feet per annum in the next few years.



The St. Regis Singapore – the first hotel in South East Asia to offer the legendary St. Regis experience.

RETAIL

It was another bumper year for the retail industry in 2007 with better retail sales and rental. CB Richard Ellis reported a total retail sales of $23.83 billion year to date which is 7.1% higher than 2006. The year 2007 saw the completion of 625,388 square feet of retail floor space with the introduction of new retail malls like The Central in Clarke Quay, AMK Hub in Ang Mo Kio and Square 2 in Novena.

According to the URA statistics, vacancy rate island-wide was the lowest since 1997 at 7.2% and overall rentals for shop space have increased by 18.2% year-on-year. In addition, a report by Colliers International indicated that average monthly gross rents for prime ground floor retail space in Orchard reached $42.25 per square foot.

Come 2008/2009, shoppers can look forward to many new and exciting concept stores, flagship stores and new entrants to the retail market as approximately 2 million square feet of retail space will be added. This includes ION Orchard (663,000 square feet), Orchard Central at Somerset (250,000 square feet), and Iluma at Victoria Street (191,580 square feet). Demand will continue to be underpinned by sustainable economic growth, low unemployment rate and an expected influx of tourists for international events such as the upcoming 2008 FORMULA 1™ SingTel Singapore Grand Prix, as well as other tourist attractions.

HOTEL

A new record performance for the Singapore tourism sector in 2007 was announced by the Singapore Tourism Board (STB) as a new high of 10.3 million visitors (5.4% increase over 2006) arrived in Singapore and a new record of about $13.8 billion in tourism receipts (11.3% over 2006) were generated. The STB has set its targets for 2008 to attract 10.8 million visitor arrivals and to achieve $15.5 billion in tourism receipts.



The demand for Grade A office space such as Republic Plaza, CDL's flagship building, will continue to remain strong in 2008.

On the back of buoyant demand and continued supply crunch of hotel rooms in 2007, the STB statistics showed that both average room rate and average occupancy rate registered all-time record highs of $202 (23.1% increase over 2006) and 87% (1.7% increase over 2006) respectively.

The year 2007 also saw the opening of the St. Regis Singapore, the first internationally-branded luxury hotel to open here in 11 years. The outlook for the hotel industry looks bright in 2008, with many new tourism developments including the launch of the Singapore Flyer, the inaugural 2008 FORMULA 1™ SingTel Singapore Grand Prix and the Singapore Airshow. To meet the growth in the tourism sector, a new supply of 1,476 hotel rooms has been projected by the Ministry of National Development (MND) to be added in 2008.

○ Property Development ○ Hotel Operations ● Rental Properties ● Others

Revenue by Activity
$million


2007
862 1,987 201 56
Total: 3,106
2006
485 1,847 168 47
Total: 2,547

Profit Before Income Tax(*) by Activity
$million


2007
506 286 134 29
Total: 955
2006
226 397 30 39
Total: 692

* Includes share of after-tax profit of associates and jointly-controlled entities.

PROPERTY DEVELOPMENT

Revenue surged by $376.8 million (or 77.7%) to $861.8 million (2006: $485.0 million) while a pre-tax profit has more than doubled to $506.3 million (2006: $225.8 million).

The increase in revenue is mainly attributable to contributions from Botannia, Chelsea Gardens, Tribeca and higher revenue generated from Butterworth 33, City Square Residences, 7 Draycott Drive, The Equatorial and The Imperial. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, The Oceanfront @ Sentosa Cove, Ferraria Park, St. Regis Residences, Cuscaden Residences and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in pre-tax profit, which is in-line with the improvement in revenue, is also attributed to profit recognised for The Oceanfront @ Sentosa Cove, higher contributions from The Sail @ Marina Bay, Parc Emily and St. Regis Residences.

HOTEL OPERATIONS

Revenue improved by $140.1 million (or 7.6%) to $1,986.5 million (2006: $1,846.4 million). The increase in revenue is a result of higher Group RevPAR achieved on the back of buoyant market conditions, particularly in New York, London and Singapore.

Pre-tax profit decreased by $111.2 million to $285.4 million (2006: $396.6 million) mainly due the absence of one-off gain of $150.9 million on the disposal of long leasehold interest in four Singapore hotels in the third quarter of 2006 to CDL Hospitality Trusts (CDLHT) and increase in impairment losses provided on hotels, partially mitigated by the improved performance of hotel operations.

RENTAL PROPERTIES

Revenue increased by 19.9% to $201.5 million (2006: $168.1 million) as a result of general improvement in average rental rates and occupancy.

Pre-tax profit has accelerated to $133.6 million (2006: $30.0 million) mainly due to improvement in revenue and write-back of impairment losses on investment properties previously provided. It is also further enhanced by the profit contribution from CDLHT.

OTHERS

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has improved by 18.8% to $56.3 million (2006: $47.4 million) due to higher dividend income and management fees earned.

Pre-tax profit for this segment decreased by $10.5 million to $29.3 million (2006: $39.8 million) due to lower mark-to-market gain recognised from financial assets held for trading and exchange loss arising from foreign currency denominated loans.

Property Portfolio Analysis

Land Bank as at 1 January 2008

Analysis by Tenure

Total: 4.6 million square feet



99-year Leasehold
32.5%
67.5%
FH/999-year Leasehold

Analysis by Sector

Total: 4.6 million square feet



16.2%
7.3%
10.2%
66.3%

- Residential
- Industrial
- Residential-Overseas
- Commercial & Hotel Projects

Analysis by Development Stage

Total: 4.6 million square feet



Under Construction
14.0%
86.0%
Planning Stage

Planning Stage
Breakdown by Sector
Total: 3.9 million square feet



14.8%
8.5%
11.8%
64.9%

Under Construction
Breakdown by Sector
Total: 0.7 million square feet



25.0%
75.0%

Property Portfolio Analysis

Investment Properties as at 1 January 2008

Analysis by Sector

Total lettable: 6.1 million square feet


15.7%
5.1%
9.9%
51.8%
17.5%
Office
Industrial
Retail
Residential
Others

Analysis by Tenure

Total lettable: 6.1 million square feet

99-year Leasehold & below


17.7%
82.3%

FH/999-year Leasehold

FH/999-year Leasehold
Breakdown by Sector
Total lettable area: 5 million square feet


19.0%
6.2%
49.7%
7.3%
17.8%

99-year Leasehold & below
Breakdown by Sector
Total lettable area: 1.1 million square feet


15.9%
22%
62.1%

Major Properties

COMMERCIAL PROPERTIES	TENURE	SITE AREA (SQ. METRES)	APPROXIMATE LETTABLE/ STRATA/FLOOR AREA (SQ. METRES)	EFFECTIVE GROUP INTEREST (%)
Republic Plaza the flagship of CDL, is a 66-storey state-of-the-art intelligent office tower at Raffles Place, in the heart of Singapore's financial district.	999-year lease	6,765	73,246	100
Central Mall comprises a cluster of conservation shophouses at Havelock Road/Magazine Road.	99-year lease wef 15.05.1993	4,806	5,078	100
Central Mall (Office Tower) is a 7-storey office-cum-retail building located at Havelock Road/ Magazine Road.	Freehold	2,828	12,226	100
New Tech Park is a high-technology industrial park at Lorong Chuan, off Braddell Road.	999-year lease	39,798	56,309	42.8
City House is a 23-storey office building situated at Robinson Road/Cross Street within the Central Business District.	999-year lease	1,272	14,601	100
Fuji Xerox Towers is a part 15-storey/part 38-storey commercial office building situated at the intersection of Anson Road, Keppel Road, Tanjong Pagar Road and Bernam Street, near the western fringe of the Central Business District.	Freehold	5,394	33,116	100
Plaza-By-The-Park is an 11-storey commercial building located at 51 Bras Basah Road.	999-year lease	4,972	22,469	100
Chinatown Point is a 25-storey commercial complex comprising two 5-storey shopping podium blocks, a 20-storey office tower and two basement levels. It is located at New Bridge Road in Chinatown.	99-year lease wef 12.11.1980	9,206	16,898	100
Palais Renaissance is a 16-storey retail-cum-office complex with 3 basements located at Orchard Road.	Freehold	3,175	10,225	100
GB Building is a 28-storey office building located at 143 Cecil Street.	99-year lease wef 12.10.1982	2,583	7,650	100
Delfi Orchard is an 11-storey commercial-cum-residential complex located at Orchard Road.	Freehold	1,882	6,253	100
Citilink Warehouse Complex is an 8-storey warehouse located at Pasir Panjang Road.	Freehold	14,152	9,597	100
Cideco Industrial Complex is an 8-storey industrial building located at Genting Lane.	Freehold	5,478	12,489	100
Pantech 21 is a computer centre located at Pandan Loop.	99-year lease wef 27.01.1984	6,900	12,916	100
City Industrial Building is an 11-storey flatted factory building at Tannery Lane.	Freehold	3,150	11,841	100
Tanglin Shopping Centre is a shopping-cum-office complex situated at Tanglin Road within the Orchard Road tourist district. The Group also owns 325 carpark lots.	Freehold	6,365	6,285	53

COMMERCIAL PROPERTIES	TENURE	SITE AREA (SQ METRES)	APPROXIMATE LETTABLE/ STRATA/FLOOR AREA (SQ METRES)	EFFECTIVE GROUP INTEREST (%)
The Arcade is a 20-storey office-cum-shopping complex situated at Collyer Quay within the Central Business District.	999-year lease	2,035	4,411	100
Commerce Point is a 19-storey office building located at Phillip Street, close to Raffles Place.	999-year lease	776	7,633	100
Katong Shopping Centre is a 7-storey shopping-cum-office complex situated along Mountbatten Road. The Group also owns 323 carpark lots.	Freehold	8,167	8,280	100
Tagore 23 Warehouse is a 4-storey warehouse located at Tagore Lane.	Freehold	7,418	12,066	100
King's Centre is an 8-storey office-cum-retail waterfront development located at Havelock Road, along the Singapore River.	99-year lease wef 09.02.1984	5,186	8,341	100
Grand Copthorne Waterfront is a 30-storey, 539-room hotel-cum-retail waterfront development, located at Havelock/Kim Seng Road, along the Singapore River.	Freehold (Retail) Freehold reversionary interest (Hotel)	10,860	2,835 (Retail) 46,169 (Hotel)	100
The Corporate Office is a 21-storey office building situated at the junction of Robinson Road and McCallum Street, within the Central Business District.	Freehold	1,490	10,206	99
HOTELS				
The St. Regis Singapore is a 20-storey 299-room luxury hotel that is located at Tanglin Road/Tomlinson Road.	999 years	6,677	30,844	33
SERVICED APARTMENTS				
Le Grove is the Group's first serviced apartments project located at Orange Grove Road, off Orchard Road.	Freehold	8,012	8,921	100
OVERSEAS PROPERTIES				
Umeda Pacific Building is an 11-storey commercial building located in the prime business district of Osaka, Japan.	Freehold	887	6,396	100
Millennium Hilton Bangkok is a 32-storey 542-room hotel-cum-retail waterfront development located at Charoen Nakorn Road, along the Chao Phraya River in Bangkok, Thailand.	Freehold	10,104	78,345	100
Exchange Tower is a 42-storey retail-cum-office building located in the prime business district at Sukhumvit Road, Bangkok, Thailand.	Freehold	6,464	40,981	39
Tianjin Junyi Plaza Tower 2 is a 36-storey office building located at Junyi Road, Tianjin, People's Republic of China.	50 years	4,678	35,501	100
The Biltmore Court & Tower is situated at 500/520 South Grand Avenue, Los Angeles, CA 90071.	Freehold	4,417	34,249	53

Major Properties
for development and/or resale

DESCRIPTION & LOCATION	SITE AREA (SQ. METRES)	TENURE	EFFECTIVE GROUP INTEREST (%)
RESIDENTIAL			
The Albany & Thomson Mansions + State Land	6,747	Freehold	100
Anderson 18	10,414	Freehold	50
Buckley Mansion/9 Buckley Road	6,347	Freehold	100
Concorde Residences, Balestier Court & Bright Building + State Land	5,625	Freehold	100
Futura	8,086	Freehold	50
Garden Hotel	9,493	Freehold	100
Hong Leong Garden Condominium	24,719	956 years	100
Jalan Kolam Ayer, JB, Malaysia	24,739	Freehold	100
Jalan Waspada, JB, Malaysia	6,368	Freehold	100
Lock Cho Apartment & Adjoining Developments + State Land	16,706	Freehold	100
Lucky Tower	15,718	Freehold	100
Pasir Ris Land Parcels 1, 2 and 3 + State Land	113,589	99 years	51
Pasir Ris Land Parcels 4 and 5	84,102	999 years	51
The Quayside Collection, Sentosa Cove	23,263	99 years	100
12, 14 & 16 Shelford Road	7,113	Freehold	100
15, 19 & 21 Swiss Club Road	19,842	Freehold	100
Tampines Road/Upper Changi Road North	83,249	Freehold	33
INDUSTRIAL DEVELOPMENT			
Jalan Lam Huat	15,564	Freehold	100
100F Pasir Panjang Road	2,900	Freehold	100
100G Pasir Panjang Road	11,219	Freehold	99
421 Tagore Avenue	13,314	Freehold	100
COMMERCIAL/HOTEL			
The Quayside Collection, Sentosa Cove	25,348	99 years	100
Tampines Grande	8,000	99 years	100
Tampines Concourse/Tampines Avenue 5	11,521	15 years	100
MIXED DEVELOPMENT			
South Beach Project	34,959	99 years	33

Major Properties
in the course of development

DESCRIPTION	LOCATION	SITE AREA (SQ. METRES)	GROSS FLOOR AREA (SQ. METRES)	TENURE	EFFECTIVE GROUP INTEREST (%)	APPROXIMATE PERCENTAGE COMPLETION (%)	EXPECTED COMPLETION DATE
RESIDENTIAL DEVELOPMENT							
Parc Emily	Mount Emily Road/ Niven Road	11,978	25,154	Freehold	50	84	2008
St. Regis Residences	Tanglin Road/ Tomlinson Road/ Cuscaden Road	10,106	46,275	999 years	33	80	2008
The Sail @ Marina Bay	Marina Boulevard	9,091	118,182	99 years	50	78	2008
Botannia	West Coast Park	37,847	60,555	956 years	50	34	2009
City Square Residences	Kitchener Road/ Serangoon Road/ Jalan Besar	22,379	100,484	Freehold	100	64	2009
Ferraria Park Condominium	Flora Drive	32,305	54,698	Freehold	33	30	2009
Tribeca	Havelock Road/ Kim Seng Road	5,485	22,413	Freehold	100	17.5	2010
The Oceanfront @ Sentosa Cove	Sentosa Cove	18,316	45,789	99 years	50	21	2010
The Solitaire	Balmoral Park/ Stevens Road	6,570	10,512	Freehold	100	*	2010
Boulevard Hotel Site	Cuscaden Road/ Orchard Boulevard	12,127	37,352	Freehold	40	*	2011
Cliveden at Grange	Grange Road/ Jalan Arnap	12,857	27,000	Freehold	100	*	2011
One Shenton	Shenton Way	3,875	47,644	99 years	100	*	2011
Wilkie Studio	Upper Wilkie Road	2,876	5,057	Freehold	100	*	2011
Oseania Resort	Ancol, Jakarta	22,698	70,435	Leasehold	30	*	–
COMMERCIAL DEVELOPMENT							
City Square Mall	Kitchener Road/ Serangoon Road/ Jalan Besar	14,920	65,642	Freehold	100	22	2009

*work less than 10% completed

Major Properties

HOTELS*	TENURE	SITE AREA (SQ METRES)	NUMBER OF ROOMS	EFFECTIVE GROUP INTEREST (%)
ASIA				
Hotel Nikko Hong Kong 72 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	75-year term from 28.11.1984 and may be renewable for a further term of 75 years	2,850	463	25
JW Marriott Hotel, Hong Kong Pacific Place, 88 Queensway, Hong Kong	75-year term from 18.04.1985 and may be renewable for a further term of 75 years	10,690	602	13
Millennium Hotel Sirih Jakarta Jalan Fachrudin 3, Jakarta 10250, Indonesia	The title is held under a Hak Guna Bangunan (i.e. Right to Build) and a 40-year lease wef 14.04.1984 and 22.01.1986 for approximate site area of 7,137 sq. metres and 212 sq. metres respectively	7,296	390	42
The Heritage Hotel Manila Roxas Boulevard at cnr of EDSA Pasay City, Metropolitan Manila, Philippines	Fee Simple	9,888	448	34
Copthorne Orchid Hotel Penang Tanjong Bungah, 11200 Penang, Malaysia	Freehold	10,329	318	53
Grand Millennium Kuala Lumpur 160 Jalan Bukit Bintang, 55100 Kuala Lumpur, Malaysia	Freehold	7,899	461	53
Copthorne Orchid Hotel Singapore 214 Dunearn Road, Singapore	Freehold	16,629	440	53
Grand Millennium Beijing Dongsanhuan North Road, Chaoyang District, Beijing, PRC (expected year of opening is 2008)	10-year term from 11.12.2006 with options to extend for up to 40 years	5,997	521	16
(Hotel under construction) Mohamed Sultan Road/ Nanson Road (expected year of opening is 2009)	99-year lease commencing Feb 2007	2,932	370	53
Millennium Seoul Hilton 395 Namdaemun-ro 5-Ga, Chung-gu, Seoul, Korea	Freehold	18,760	685	53
Grand Hyatt Taipei Taipei World Trade Centre, Sung Shou Road, Taipei, Taiwan	50-year term extendable to 80-year term wef 07.03.1990	14,317	856	42
Grand Millennium Sukhumvit Bangkok Sukhumvit Soi 21, Asoke Road, Bangkok, Thailand	30-year term from 02.02.2005 with option to renew for a further term of 30 years	5,053	326	26

* Hotel information as at 27 February 2008

HOTELS*	TENURE	SITE AREA (SQ. METRES)	NUMBER OF ROOMS	EFFECTIVE GROUP INTEREST (%)
EUROPE				
Millennium Bailey's Hotel London Kensington 140 Gloucester Road, London SW7 4QH, England	Freehold	1,932	211	53
Millennium Hotel London Mayfair Grosvenor Square, Mayfair London W1K 2HP, England	Leasehold to year 2096	4,260	348	53
Millennium Hotel London Knightsbridge 17 Sloane Street, Knightsbridge, London SW1X 9NU, England	Leasehold to year 2091	809	222	53
Millennium Gloucester Hotel London Kensington Harrington Gardens, London SW7 4LH, England	Freehold	6,348	610	53
Millennium Hotel Glasgow George Square, Glasgow G2 1DS, Scotland	Leasehold to year 2109	9,398	117	53
Millennium Hotel Paris Opéra 12 Boulevard Haussmann, 75009 Paris, France	Freehold	1,093	163	53
Millennium Hotel Paris Charles de Gaulle Zone Hoteliere, Allée du Verger, 95700 Roissy-en-France, France	Freehold	11,657	239	53
Copthorne Hotel Hannover Würzburger Strasse 21, 30800 Hannover-Laatzen, Germany	Short Lease	13,165	222	53
Millennium Hotel & Resort Stuttgart Plieninger Strasse 100, 70567 Stuttgart, Germany	Short Lease	39,094	451	53
Copthorne Hotel Aberdeen 122 Huntly Street, Aberdeen AB10 1SU, Scotland	Freehold	1,302	89	44
Copthorne Hotel Birmingham Paradise Circus, Birmingham B3 3HJ, England	Freehold	2,188	212	53
Copthorne Hotel Cardiff Caerdydd Copthorne Way, Culverhouse Cross, Cardiff CF5 6DH, Wales	Freehold	26,305	135	53
Copthorne Hotel And Resort Effingham Park London Gatwick West Park Road, Copthorne, West Sussex RH10 3EU, England	Freehold	161,878	122	53
Copthorne Hotel London Gatwick Copthorne Way, Copthorne, West Sussex RH10 3PG, England	Freehold	404,694	227	53

* Hotel information as at 27 February 2008

Major Properties

HOTELS*	TENURE	SITE AREA (SQ. METRES)	NUMBER OF ROOMS	EFFECTIVE GROUP INTEREST (%)
EUROPE				
Copthorne Hotel Manchester Clippers Quay, Salford Quays, Manchester M50 3SN, England	Leasehold to year 2135	9,800	166	53
Copthorne Hotel Merry Hill-Dudley The Waterfront, Level Street, Brierley Hill, Dudley, West Midlands DY5 1UR, England	Finance Lease	13,734	138	53
Copthorne Hotel Newcastle The Close, Quayside, Newcastle upon Tyne NE1 3RT, England	Freehold	9,200	156	50
Copthorne Hotel Slough Windsor Cippenham Lane, Slough, Berkshire SL1 2YE, England	Freehold	6,880	219	53
Copthorne Tara Hotel London Kensington Scarsdale Place, Kensington, London W8 5SR, England	Freehold	19,860	834	53
Copthorne Hotel Plymouth Armada Way, Plymouth PL1 1AR, England	Long Leasehold	1,853	135	53
NORTH AMERICA				
Millennium Broadway Hotel New York 145 West 44th Street, New York, NY 10036-4012, USA	Freehold	2,122	750	53
Millenium Hilton 55 Church Street, New York, NY 10007, USA	Freehold	1,680	569	53
Millennium Alaskan Hotel Anchorage 4800 Spenard Road, Anchorage, AK 99517-3236, USA	Freehold/Leased to year 2040	20,639	248	53
Millennium Biltmore Hotel Los Angeles 506 South Grand Avenue, Los Angeles, CA 90071, USA	Freehold	6,533	683	53
Millennium Bostonian Hotel Boston 26 North Street, At Faneuil Hall Marketplace, Boston, MA 02109, USA	Freehold	2,796	201	53
Millennium Hotel Cincinnati 150 West Fifth Street, Cincinnati, OH 45202, USA	Freehold/Leased to year 2074	6,839	872	53
Millennium Harvest House Boulder 1345 28th Street, Boulder, CO 80302-6899, USA	Freehold	64,019	269	53
Millennium Knickerbocker Hotel Chicago 163 East Walton Place, Chicago, IL 60611, USA	Freehold	2,007	305	53

* Hotel information as at 27 February 2008

HOTELS*	TENURE	SITE AREA (SQ METRES)	NUMBER OF ROOMS	EFFECTIVE GROUP INTEREST (%)
NORTH AMERICA				
Millennium Maxwell House Nashville 2025 Metro Centre Boulevard, Nashville, TN 37228, USA	Leased to year 2030	36,421	287	53
Millennium Resort, Scottsdale McCormick Ranch 7401 North Scottsdale Road, Scottsdale, AZ 85208, USA	Leased to year 2033	32,819	125	53
Millennium Hotel Minneapolis 1313 Nicollet Mall, Minneapolis, MN 55403, USA	Leased to year 2030 (with three 5-year options)	4,537	321	53
Millennium Hotel St. Louis 200 South 4th Street, St. Louis, MO 63102-1804, USA	Freehold	17,034	780	53
Millennium UN Plaza Hotel New York 1 UN Plaza, 44th Street at 1st Avenue, New York, NY 10017-3575, USA	Freehold/Leased to year 2079	4,554	427	53
Millennium Hotel Durham 2800 CampusWalk Avenue, Durham, NC 27705-4479, USA	Freehold	42,814	313	53
Comfort Inn Beaver Creek 161 West Beaver Creek Boulevard, Avon, CO 81620-5510, USA	Freehold	11,209	146	53
Eldorado Hotel Santa Fe & Spa 309 West San Francisco Street, Santa Fe, NM 87501-2115, USA	Indirect Interest	7,349	219	11
Pine Lake Trout Club 17021 Chillicothe Road, Chagrin Falls, OH 44023-0282, USA	Freehold	331,121	6	53
Millennium Airport Hotel Buffalo 2040 Walden Avenue, Buffalo, NY 14225-5186, USA	Leased to year 2012	31,726	300	53
Best Western Lakeside 7769 W Irlo Bronson Memorial Highway, Kissimmee, FL 34747-1750, USA	Freehold	93,796	651	53
Wynfield Inn Orlando Convention Center 6263 Westwood Boulevard Orlando, FL 32821, USA	Freehold	29,425	299	53

* Hotel information as at 27 February 2008

Major Properties

HOTELS*	TENURE	RIGHT OF RENEWAL	SITE AREA (SQ. METRES)	NUMBER OF ROOMS	EFFECTIVE GROUP INTEREST (%)
NEW ZEALAND/AUSTRALIA					
Millennium Hotel Christchurch 14 Cathedral Square, Christchurch, New Zealand	Leasehold to year 2010	1 x 5 years	1,417	179	37
Millennium Hotel Queenstown Cnr Frankton Road & Stanley St., Queenstown, New Zealand	Freehold		7,453	220	26
Millennium Hotel Rotorua Cnr Eruera & Hinemaru Streets, Rotorua, New Zealand	Freehold/Leasehold land	Perpetual	10,109	227	37
Copthorne Hotel Auckland Anzac Avenue 150 Anzac Avenue, Auckland, New Zealand	Leasehold land	Perpetual	2,495	110	26
Copthorne Hotel Auckland Harbour City Quay Street, Auckland, New Zealand	Leasehold to year 2020		2,407	187	37
Copthorne Hotel & Resort Bay of Islands Tau Henare Drive, Paihia, New Zealand	Leasehold to year 2021	2 x 33 years	62,834	179	18
Copthorne Hotel Christchurch Central 776 Colombo Street, Christchurch, New Zealand	Freehold		2,154	220	37
Copthorne Hotel Christchurch Durham Street Cnr Durham & Kilmore Streets, Christchurch, New Zealand	Leasehold to year 2015		1,734	161	26
Copthorne Hotel & Resort Queenstown Lakefront Cnr Adelaide Street & Frankton Road, Queenstown, New Zealand	Freehold		18,709	241	37
Copthorne Hotel Oriental Bay Wellington 73 Roxburgh Street, Wellington, New Zealand	Freehold		3,904	116	26
Copthorne Hotel Wellington Plimmer Towers Cnr Boulcott Street & Glimer Terrace, Wellington, New Zealand	Leasehold to year 2008	2 x 3 years	3,982	94	26
Kingsgate Hotel Parnell Auckland 92-102 Gladstone Road, Parnell, Auckland, New Zealand	Leasehold to year 2010	1 x 2 years	7,650	114	26
Kingsgate Hotel Dunedin Upper Moray Place, Dunedin, New Zealand	Freehold		2,193	55	26
Kingsgate Hotel Greymouth 32 Mawhera Quay, Greymouth, New Zealand	Freehold/Leasehold land	Perpetual	2,807	102	37
Kingsgate Hotel Rotorua Fenton Street Rotorua, New Zealand	Freehold		35,935	136	36

* Hotel information as at 27 February 2008

HOTELS*	TENURE	SITE AREA (SQ. METRES)	NUMBER OF ROOMS	EFFECTIVE GROUP INTEREST (%)
NEW ZEALAND/AUSTRALIA				
Kingsgate Hotel Palmerston North 110 Fitzherbert Avenue, Palmerston North, New Zealand	Freehold	15,514	151	26
Kingsgate Hotel Terraces Queenstown 88 Frankton Road, Queenstown, New Zealand	Freehold/ Strata Titled	4,713	85	26
Kingsgate Hotel Te Anau 20 Lakefront Drive, Te Anau, New Zealand	Freehold	8,819	94	37
OWNED BY CDL HOSPITALITY TRUSTS				
ASIA				
Grand Copthorne Waterfront Hotel Singapore# 392 Havelock Road, Singapore	75-year leasehold interest commencing from 19.07.2006	10,860	550	20
M Hotel Singapore# 81 Anson Road, Singapore	75-year leasehold interest commencing from 19.07.2006	2,134	413	20
Copthorne King's Hotel Singapore 403 Havelock Road, Singapore	Approximately 61-year leasehold interest expiring on 31.01.2067	5,637	310	20
Orchard Hotel Singapore# 442 Orchard Road, Singapore	75-year leasehold interest commencing from 19.07.2006	8,588	653	20
Orchard Hotel Shopping Arcade, Singapore# 442 Orchard Road, Singapore	75-year leasehold interest commencing from 19.07.2006	4,939 (nett lettable area)	N.A.	20
Novotel Clarke Quay 177A River Valley Road, Singapore	97 years and 30 days leasehold interest commencing 02.04.1980	12,925	398	20
NEW ZEALAND				
Rendezvous Hotel Auckland 71-87 Mayoral Drive, Auckland, New Zealand	Freehold	5,910	455	20

* Hotel Information as at 27 February 2008

\# The Group has freehold reversionary interest of the property at the expiry of the 75-year lease.

Statutory Reports and Accounts

Directors' Report

We are pleased to submit this report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2007.

Directors

The directors in office at the date of this report are as follows:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Manag ng Director)
Chee Keng Soon
Chow Chiok Hock
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Principal Activities

The principal activities of the Company are those of a property developer and owner, and investment holding.

The principal activities of the subsidiaries are those of property developers and owners, hotel owners and operators, club operator and owner, investment in properties and in shares, property management, project management and consultancy services and providers of information technology and procurement services.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Company a party to any arrangements whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Directors' Interests in Shares or Debentures

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, share options, warrants and/or debentures of the Company or of related corporations, either at the beginning or at the end of the financial year. The directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the immediate and ultimate holding company of the Company.

Directors' Interests in Shares or Debentures (cont'd)

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, particulars of interests of directors who held office at the end of the financial year (including those of their spouses and infant children) in shares and/or share options in the Company and in related corporations are as follows:

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	**At end of the year**
The Company		
Ordinary Shares		
Kwek Leng Beng	397,226	397,226
Kwek Leng Joo	65,461	65,461
Kwek Leng Peck	43,758	43,758
Tang See Chim	11,000	11,000
Preference Shares		
Kwek Leng Beng	144,445	144,445
Kwek Leng Joo	100,000	100,000
Tang See Chim	4,000	4,000
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd.		
Ordinary Shares		
Kwek Leng Beng	2,320	2,320
Kwek Leng Joo	1,290	1,290
Kwek Leng Peck	304	304
Subsidiaries		
City e-Solutions Limited		
Ordinary Shares of HK$1 each		
Kwek Leng Beng	3,286,980	3,286,980
Kwek Leng Joo	1,436,000	1,436,000
Kwek Leng Peck	2,082,200	2,082,200
Foo See Juan	8,363	8,363

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
Subsidiaries (cont'd)		
Millennium & Copthorne Hotels New Zealand Limited Ordinary Shares		
Kwek Leng Beng	3,000,000	3,000,000
Related Corporations		
Hong Leong Finance Limited Ordinary Shares		
Kwek Leng Beng	4,603,567	4,603,567
Kwek Leng Joo	703,610	703,610
Kwek Leng Peck	517,359	517,359
Foo See Juan	22,981	22,981
Options to subscribe for the following number of ordinary shares under the Hong Leong Finance Share Option Scheme 2001		
Kwek Leng Beng	2,044,000	2,422,000
Hong Leong Holdings Limited Ordinary Shares		
Kwek Leng Beng	259,000	259,000
Kwek Leng Joo	210,000	210,000
Chow Chiok Hock	1,000	1,000
Kwek Leng Peck	381,428	381,428
Hong Leong Asia Ltd. Ordinary Shares		
Kwek Leng Beng	600,000	600,000
Kwek Leng Peck	1,000,000	1,000,000
Foo See Juan	-	20,000
Options to subscribe for the following number of ordinary shares under the Hong Leong Asia Share Option Scheme 2000		
Kwek Leng Beng	60,000	60,000
Kwek Leng Peck	100,000	350,000

Directors' Interests in Shares or Debentures (cont'd)

	Holdings in which the director, his spouse and infant children have a direct interest	
	At beginning of the year	At end of the year
Related Corporations (cont'd)		
Hong Realty (Private) Limited **Ordinary Shares**		
Kwek Leng Beng	1,110	1,110
Kwek Leng Joo	510	510
Kwek Leng Peck	150	150
Euroform (S) Pte. Limited **Ordinary Shares**		
Kwek Leng Joo	50,000	50,000
Sun Yuan Holdings Pte Ltd **Ordinary Shares**		
Kwek Leng Beng	15,000,000	15,000,000
Hong Leong-Summit Pte Ltd **Ordinary Shares**		
Han Vo-Ta	920,000	920,000

	Other holdings in which the director is deemed to have an interest	
	At beginning of the year	At end of the year
Immediate and Ultimate Holding Company		
Hong Leong Investment Holdings Pte. Ltd. **Ordinary Shares**		
Kwek Leng Beng	68,596	68,596

The directors' interests in the Company as disclosed above remained unchanged as at 21 January 2008.

Directors' Interests in Contracts

During the financial year, the Company and/or its related corporations have in the normal course of business entered into transactions with directors and/or their affiliated parties, being related parties and parties in which some of the directors are deemed to have an interest, with the directors having disclosed their interests in such transactions pursuant to Section 156 of the Companies Act, Chapter 50. Such transactions may comprise loans, deposits, provision of nominee and corporate advisory services, foreign exchange transactions, insurance transactions, property-related transactions, construction-related transactions, industrial-related transactions, consumer-related transactions, investing in real estate used for hospitality and/or hospitality-related purposes, purchase/sale of investments or investment products, property, industrial and consumer biodegradable and non-biodegradable products, goods including vehicles, parts and accessories and provision and receipt of after-sales services, hotel-related transactions, procurement services, information technology services, e-commerce-related transactions, management and consultancy services and/or other transactions carried out on normal commercial terms and in the normal course of business of the Company and/or its related corporations.

However, the directors have neither received nor become entitled to receive any benefit arising out of these transactions other than those to which they may be entitled as customers, suppliers, directors and members of these corporations.

Except as disclosed above and in the accompanying financial statements, and except for remuneration and professional fees received from the related corporations, since the end of the last financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company and/or its related corporations with the director, or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Share Options

By the Company

The City Developments Share Option Scheme 2001 (CDL Scheme), which was approved by shareholders of the Company on 30 January 2001, is administered by a committee comprising the following members (Scheme Committee):

Chee Keng Soon (Chairman)	– Appointed on 14 May 2007
Kwek Leng Joo	
Chow Chiok Hock	– Appointed on 14 May 2007
Foo See Juan	
Tang See Chim	– Appointed on 14 May 2007

(a) Under the terms of the CDL Scheme, the Scheme Committee may make offers of the grant of options to:

(i) Group Employees and Parent Group Employees (both as defined in the CDL Scheme) which may be exercisable during an option exercise period commencing from the date that the option vests and expiring on the day preceding the tenth anniversary of its date of grant; and

(ii) Non-Executive Directors, Parent Group Non-Executive Directors and Associated Company Employees (all three as defined in the CDL Scheme) which may be exercisable during an option exercise period commencing from the date that the option vests and expiring on the day preceding the fifth anniversary of its date of grant.

Options granted under the CDL Scheme may have subscription prices that are, at the Scheme Committee's discretion, (i) Market Price Options; or (ii) Discount Price Options; or (iii) Incentive Price Options (all three as defined in the CDL Scheme).

The aggregate number of ordinary shares over which options may be granted under the CDL Scheme on any date, when added to the number of ordinary shares issued and issuable in respect of all options granted under the CDL Scheme, shall not exceed 8% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company on the day preceding the relevant date of grant. The aggregate number of ordinary shares which may be offered by way of grant of options to Parent Group Employees and Parent Group Non-Executive Directors collectively under the CDL Scheme shall not exceed 20% of the total number of ordinary shares available under the CDL Scheme.

Share Options (cont'd)

By the Company (cont'd)

(b) No options have been granted since the commencement of the CDL Scheme.

(c) There were no unissued shares of the Company under option as at the end of the financial year.

(d) The CDL Scheme shall continue to be in force at the discretion of the Scheme Committee for a maximum period of 10 years commencing from its adoption on 30 January 2001.

By Subsidiaries

Millennium & Copthorne Hotels plc (M&C)

The following share option schemes of M&C continue to be in operation:
(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme;
(ii) Millennium & Copthorne Hotels Executive Share Option Scheme;
(iii) Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006; and
(iv) Millennium & Copthorne Hotels Long Term Incentive Plan

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

(a) The Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (M&C 2003 Scheme) was approved by the shareholders at the Annual General Meeting of M&C held on 21 May 2002. There are 2 parts of the M&C 2003 Scheme, namely the "Approved" part for which approval from the United Kingdom Inland Revenue has been obtained, and the "Unapproved" part which is not designed for the United Kingdom Inland Revenue approval and which is used primarily where employees have more than £30,000 worth of outstanding approved options or are not based in the United Kingdom. Except to the extent required to obtain the United Kingdom Inland Revenue approval, the Approved and Unapproved parts of the M&C 2003 Scheme are in all material aspects identical. The operation of the M&C 2003 Scheme is supervised by M&C's Remuneration Committee comprising The Viscount Thurso (Chairman), Christopher Keljik, Christopher Sneath, John Sclater and Charles Kirkwood.

(b) Under the terms of the M&C 2003 Scheme,

(i) All employees of M&C, its subsidiaries and joint ventures (including directors who are required to devote substantially the whole of their working time to the business of the M&C Group who are not within 6 months of contractual retirement ages) will be eligible to participate in the M&C 2003 Scheme.

(ii) No option may be granted to an individual if it would cause the aggregate exercise price of options granted to him in any year under the M&C 2003 Scheme to exceed 200% of his basic salary, other than in exceptional circumstances (where the limit is 400% of basic salary).

(iii) No payment will be required for the grant of an option. Acquisition price upon the exercise of an option will not be less than the higher of:

- the average of the middle-market quotations of a share on the London Stock Exchange on the 3 dealing days immediately prior to grant date, provided that no such dealing day may fall prior to the date on which M&C last announced its results for any period; and

- the nominal value of a share (unless the option is expressed to relate only to existing shares).

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(i) *Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (cont'd)*

(c) No options may be granted which would cause the number of shares issued or issuable pursuant to options granted in the previous 10 years under the M&C 2003 Scheme or under any other share option scheme, or issued in that period under any employee share scheme (other than an option scheme) to exceed 10% of M&C's issued ordinary share capital from time to time. Not more than 5% of M&C's issued ordinary share capital from time to time may relate to discretionary share schemes.

(d) During the financial year under review, (i) no options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 444,055 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C 2003 Scheme.

As at the end of the financial year, there were 779,094 unissued shares under options pursuant to the M&C 2003 Scheme. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

Date granted	Balance at beginning of year	Exercised during the year	Cancelled/ Lapsed/ Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
Part I						
10.03.2003	39,275	(20,837)	(3,801)	14,637	1.9350	10.03.2006 - 09.03.2013
16.03.2004	51,764	(31,195)	(10,284)	10,285	2.9167	16.03.2007 - 15.03.2014
24.03.2005	37,645	-	(7,529)	30,116	3.9842	24.03.2008 - 23.03.2015
Part II						
10.03.2003	547,242	(97,669)	(20,258)	429,315	1.9350	10.03.2006 - 09.03.2013
16.03.2004	332,919	(273,361)	-	59,558	2.9167	16.03.2007 - 15.03.2014
24.03.2005	352,725	(20,993)	(96,549)	235,183	3.9842	24.03.2008 - 23.03.2015
	1,361,570	(444,055)	(138,421)	779,094		

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

(a) The Millennium & Copthorne Hotels Executive Share Option Scheme (M&C 1996 Scheme) is divided into two parts, Part A which was approved by the United Kingdom Inland Revenue under Schedule 9 of the United Kingdom Income and Corporation Taxes Act 1988 on 12 April 1996 and Part B, which was an unapproved executive share option scheme designed for the United Kingdom (UK) and non-UK executives of M&C.

(b) The M&C 1996 Scheme is administered by the M&C Remuneration Committee comprising The Viscount Thurso (Chairman), Christopher Keljik, Christopher Sneath, John Sclater and Charles Kirkwood.

(c) Under the terms of Part A of the M&C 1996 Scheme, the board may offer any full time director or employee of M&C and its subsidiaries (M&C Group) (other than anyone within two years of retirement, or anyone who has a material interest in a close company and is thereby rendered ineligible under Paragraph 8, Schedule 9 of the United Kingdom Income and Corporation Taxes Act 1988), to participate in Part A of the M&C 1996 Scheme.

A person is eligible to be granted an option under Part B if he is a director or employee of any member of the M&C Group which is required to devote the whole or substantially the whole of his working time to the service of any member of the M&C Group.

Where an option has been exercised under Part B, the board may elect to pay cash to the executive concerned instead of issuing ordinary shares.

(d) No option shall be granted under the M&C 1996 Scheme in the period of 5 calendar years beginning with the year 1996 which would, at the time they are granted, cause the number of shares in M&C which shall have been or may be issued in pursuance of options granted in that period, or shall have been issued in that period otherwise than in pursuance of options, under the M&C 1996 Scheme or under any other employees' share option scheme adopted by M&C to exceed such number as representing 5% of the ordinary share capital of M&C in issue at that time.

(e) No option shall be granted under the M&C 1996 Scheme in any year which would, at the time they are granted, cause the number of shares in M&C which shall have been or may be issued in pursuance of options granted in the period of 10 calendar years ending with that year, or have been issued in that period otherwise than in pursuance of options, under the M&C 1996 Scheme or under any other employees' share scheme adopted by M&C to exceed such number as representing 10% of the ordinary share capital of M&C in issue at that time.

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(ii) *Millennium & Copthorne Hotels Executive Share Option Scheme (cont'd)*

(f) The total subscription price payable for ordinary shares under options granted in any 10-year period (leaving out of account options which have been exercised) to any person under the M&C 1996 Scheme may not exceed four times the higher of the executive's total annual remuneration at that time and the total remuneration paid by the M&C Group to the executive in the preceding 12 months.

(g) During the financial year under review, (i) no options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 14,551 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C 1996 Scheme.

As at the end of the financial year, there were 164,814 unissued shares under options pursuant to the M&C 1996 Scheme. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

Date granted	Balance at beginning of year	Exercised during the year	Balance at end of year	Exercise price per share £	Exercise period
Part A					
05.03.1998	6,509	–	6,509	4.6087	05.03.2001 – 04.03.2008
15.03.2002	8,527	(8,527)	–	3.2250	15.03.2005 – 14.03.2012
	15,036	(8,527)	6,509		
Part B					
14.03.2001	69,364	–	69,364	4.3250	14.03.2004 – 13.03.2008
20.03.2001	6,024	(6,024)	–	4.3500	20.03.2004 – 19.03.2008
15.03.2002	88,941	–	88,941	3.2250	15.03.2005 – 14.03.2009
	164,329	(6,024)	158,305		

(iii) *Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006*

(a) The Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006 (M&C Sharesave Schemes) are the United Kingdom Inland Revenue approved schemes under which the executive directors of M&C and the M&C Group employees are eligible to participate.

(b) Under the terms of the M&C Sharesave Schemes, M&C Group employees were to enter into a 3-year or 5-year savings contract, with an option to purchase shares at a pre-determined exercise price on maturity of the savings contract. The first such scheme was introduced in 1996 with a life of ten years. A replacement scheme was approved by the shareholders at M&C's Annual General Meeting on 4 May 2006.

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(iii) *Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006 (cont'd)*

(c) No payment is required for the grant of an option.

(d) The options may be exercised upon maturity provided that the monies agreed under the savings contract are fully paid and the participant continues to hold office or employment with M&C. The M&C Sharesave Schemes provide that shares in M&C can be purchased at the option price up to the value of the accrued savings and interests in the event of retirement at normal retirement age, redundancy, injury, disability or by the employees' estate in the event of their death.

(e) M&C may grant options up to the value of a savings contract at maturity. Participants cannot enter into contracts where their savings, in aggregate, would exceed £250 per month.

(f) During the financial year under review, (i) 54,013 options were granted to subscribe for ordinary shares of £0.30 each in M&C; and (ii) 59,568 ordinary shares of £0.30 each in M&C were issued following the exercise of the subscription rights set out in the M&C Sharesave Schemes.

As at the end of the financial year, there were 278,397 unissued shares under options pursuant to the M&C Sharesave Schemes. Details of the options to subscribe for ordinary shares of £0.30 each in M&C are set out below:

Date granted	Balance at beginning of year	Granted during the year	Exercised during the year	Cancelled/ Lapsed/ Forfeited during the year	Balance at end of year	Exercise price per share £	Exercise period
08.05.2001	5,915	-	-	(5,915)	-	3.1360	01.07.2006 – 31.12.2006
21.05.2002	19,488	-	(17,221)	-	2,267	2.9200	01.07.2007 – 31.12.2007
28.04.2003	13,942	-	-	(13,942)	-	1.5040	01.07.2006 – 31.12.2006
28.04.2003	60,277	-	(1,840)	(2,528)	55,909	1.5040	01.07.2008 – 31.12.2008
20.04.2004	45,016	-	(40,507)	(805)	3,704	2.3400	01.07.2007 – 31.12.2007
20.04.2004	25,566	-	-	(139)	25,427	2.3400	01.07.2009 – 31.12.2009
23.03.2005	51,171	-	-	(19,006)	32,165	3.0800	01.07.2008 – 31.12.2008
23.03.2005	31,111	-	-	(2,146)	28,965	3.0800	01.07.2010 – 31.12.2010
19.06.2006	71,888	-	-	(24,385)	47,503	3.2500	01.08.2009 – 31.01.2010
19.06.2006	38,724	-	-	(4,953)	33,771	3.2500	01.08.2011 – 31.01.2012
26.03.2007	-	31,919	-	(2,178)	29,741	5.2000	01.07.2010 – 31.12.2010
26.03.2007	-	22,094	-	(3,149)	18,945	5.2000	01.07.2012 – 31.12.2012
	363,098	54,013	(59,568)	(79,146)	278,397		

(iv) *Millennium & Copthorne Hotels plc Long Term Incentive Plan*

The Millennium & Copthorne Hotels plc Long Term Incentive Plan (LTIP) was approved at the M&C Annual General Meeting held on 4 May 2006. Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries. The level of awards made under the terms of the LTIP are determined by M&C's Remuneration Committee.

Share Options (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc (M&C) (cont'd)

(iv) Millennium & Copthorne Hotels plc Long Term Incentive Plan (cont'd)

Vesting of Performance Share Awards is subject to the achievement of stretching performance targets. Consistent with the performance measures for M&C's executive share options schemes, earnings per share (EPS) targets have been chosen so that participants are incentivised to deliver significant earnings growth which, in turn, should return substantial shareholder value.

The performance condition applying to Performance Share Awards require M&C's EPS to grow, in real terms, over a period of three consecutive financial years after award. Performance Share Awards will vest on the third anniversary of the award being made, subject to the EPS growth targets being met. Awards will not be subject to re-testing.

During the financial year under review, Performance Share Awards were made over 435,027 ordinary shares of £0.30 each in M&C. Details of the Performance Share Awards are set out below:

Date of award	Balance at beginning of year	Awards made during the year	Awards vested during the year	Awards lapsed during the year	Balance at end of year	Vesting date
01.09.2006	266,152	–	(4,984)	(60,313)	200,855	01.09.2009
27.03.2007	–	360,015	–	(176,007)	184,008	27.03.2010
18.09.2007	–	75,012	–	–	75,012	18.09.2010
	266,152	435,027	(4,984)	(236,320)	459,875	

City e-Solutions Limited (CES)

(a) The City e-Solutions Limited Share Option Scheme (CES Scheme) which was adopted by the shareholders of CES at the Annual General Meeting of CES held on 27 April 2005, is administered by a scheme committee to be set up (CES Scheme Committee).

(b) The subscription price of the CES shares under the CES Scheme shall be a price determined by the CES Scheme Committee at its absolute discretion which may require the achievement of performance targets by the Grantee as specified by the CES Scheme Committee. The subscription price shall not be less than the highest of:

   (i) the official closing price of the CES shares as stated in the daily quotations sheets of the Hong Kong Stock Exchange on the Offer Date;

   (ii) the average of the official closing price of the CES shares as stated in the daily quotations sheets of the Hong Kong Stock Exchange for the five business days immediately preceding the Offer Date; and

   (iii) the nominal value of a CES share.

(c) During the financial year under review, (i) no options were granted to subscribe for ordinary shares of HK$1.00 each in CES; and (ii) no ordinary shares of HK$1.00 each in CES were issued pursuant to the CES Scheme.

   As at the end of the financial year, there were no unissued shares under options pursuant to the CES Scheme.

The options granted by the subsidiaries of the Company, namely, M&C and CES, do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

Directors' Report

Ability to Meet Obligations

No contingent liability or other liability of the Group or of the Company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group or of the Company misleading.

Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this report is made.

Audit Committee

The Audit Committee comprises 4 non-executive members of the Board, all of whom are independent. The members of the Audit Committee at the date of this report are:

Chee Keng Soon (Chairman)
Foo See Juan
Han Vo-Ta
Tang See Chim

The Audit Committee met 8 times during the financial year ended 31 December 2007 and performed the functions set out in Section 201B(5) of the Companies Act, Chapter 50. In performing its functions, the Audit Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Group's system of internal controls. The Audit Committee also reviewed the consolidated financial statements and the financial statements of the Company for the financial year ended 31 December 2007 as well as the auditors' report thereon.

The Audit Committee has recommended to the Board of Directors that the auditors, KPMG, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

Directors' Report

Auditors

The auditors, KPMG, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

Kwek Leng Beng
Executive Chairman

Kwek Leng Joo
Managing Director

Singapore
7 March 2008

Statement by Directors

In our opinion:

(a) the financial statements set out on pages 80 to 166 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2007 and the results, recognised income and expenses and cash flows of the Group for the year ended on that date in accordance with the provisions of the Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

Kwek Leng Beng
Executive Chairman

Kwek Leng Joo
Managing Director

Singapore
7 March 2008

Independent Auditors' Report

Members of the Company
City Developments Limited

We have audited the financial statements of City Developments Limited (the Company) and its subsidiaries (the Group), which comprise the balance sheets of the Group and the Company as at 31 December 2007, the income statement, statement of recognised income and expenses and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 80 to 166.

Directors' responsibility for the financial statements

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the Act) and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the aud.t evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion:

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2007 and the results, recognised income and expenses and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

KPMG
Certified Public Accountants

Singapore
7 March 2008

Balance Sheets

As at 31 December 2007

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Non-current assets					
Property, plant and equipment	3	**4,038,315**	3,893,041	**104,202**	65,923
Investment properties	4	**2,468,253**	2,425,788	**281,942**	276,429
Investments in:					
- subsidiaries	5	**-**	-	**2,258,755**	2,219,682
- associates	6	**277,615**	116,990	**-**	-
- jointly-controlled entities	7	**553,213**	289,014	**34,159**	50,054
Financial assets	8	**183,880**	152,858	**39,307**	39,582
Other non-current assets	9	**248,324**	277,354	**127,897**	137,202
		7,769,600	7,155,045	**2,846,262**	2,788,872
Current assets					
Development properties	10	**2,578,015**	2,281,858	**1,428,690**	1,469,935
Consumable stocks		**14,877**	14,507	**-**	-
Financial assets	8	**67,509**	70,703	**-**	-
Trade and other receivables	11	**1,076,947**	705,328	**2,278,295**	1,376,141
Cash and cash equivalents	14	**711,602**	776,924	**103,027**	99,741
		4,448,950	3,849,320	**3,810,012**	2,945,817
Total assets		**12,218,550**	11,004,365	**6,656,274**	5,734,689
Equity attributable to equity holders of the Company					
Share capital	15	**1,991,397**	1,991,397	**1,991,397**	1,991,397
Reserves	16	**3,207,387**	2,743,138	**2,343,449**	1,914,961
		5,198,784	4,734,535	**4,334,846**	3,906,358
Minority interests		**1,717,613**	1,645,564	**-**	-
Total equity	17	**6,916,397**	6,380,099	**4,334,846**	3,906,358
Non-current liabilities					
Interest-bearing borrowings	19	**3,235,377**	2,316,947	**1,618,809**	589,384
Employee benefits	24	**36,999**	45,178	**-**	-
Other liabilities	25	**74,739**	53,323	**21,336**	10,070
Provisions	26	**3,464**	5,548	**-**	-
Deferred tax liabilities	27	**426,812**	467,267	**45,999**	22,955
		3,777,391	2,888,263	**1,686,144**	622,409
Current liabilities					
Trade and other payables	28	**585,002**	572,641	**249,932**	542,253
Interest-bearing borrowings	19	**796,290**	1,031,471	**351,647**	610,427
Employee benefits	24	**15,718**	16,336	**1,625**	1,477
Other liabilities	25	**2,236**	2,498	**-**	-
Provision for taxation		**115,894**	110,701	**32,080**	51,765
Provisions	26	**9,622**	2,356	**-**	-
		1,524,762	1,736,003	**635,284**	1,205,922
Total liabilities		**5,302,153**	4,624,266	**2,321,428**	1,828,331
Total equity and liabilities		**12,218,550**	11,004,365	**6,656,274**	5,734,689

The accompanying notes form an integral part of these financial statements.

Consolidated Income Statement

Year ended 31 December 2007

	Note	Group 2007 S'000	Group 2006 $'000
Revenue	29	**3,106,106**	2,546,804
Cost of sales		**(1,478,150)**	(1,179,145)
Gross profit		**1,627,956**	1,367,659
Other operating income	30	**29,202**	187,519
Administrative expenses		**(522,757)**	(460,792)
Other operating expenses		**(396,230)**	(420,726)
Profit from operating activities		**738,171**	673,660
Finance income		**49,218**	42,468
Finance costs		**(119,486)**	(138,718)
Net finance costs	30	**(70,268)**	(96,250)
Share of after-tax profit of associates		**16,254**	5,956
Share of after-tax profit of jointly-controlled entities		**270,456**	108,912
Profit before income tax		**954,613**	692,278
Income tax expense	31	**(65,394)**	(129,312)
Profit for the year	30	**889,219**	562,966
Attributable to:			
Equity holders of the Company			
- Ordinary shareholders		**712,089**	338,755
- Preference shareholders		**12,904**	12,904
		724,993	351,659
Minority interests		**164,226**	211,307
Profit for the year		**889,219**	562,966
Earnings per share			
- Basic	32	**78.3 cents**	37.0 cents
- Diluted	32	**76.0 cents**	36.6 cents

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Recognised Income and Expenses

Year ended 31 December 2007

	Group	
	2007	**2006**
	$'000	**$'000**
Translation differences arising on consolidation of foreign subsidiaries	**(64,111)**	(110,133)
Exchange differences on hedges of net investment in foreign entities	**(775)**	(1,437)
Exchange differences on monetary items forming part of net investment in foreign entities	**(14,851)**	(7,881)
Change in fair value of equity investments available for sale	**1,409**	4,045
Share of other reserve movements of an associate	**-**	(6,738)
Actuarial losses on defined benefit plans	**(1,573)**	(2,755)
Net losses recognised directly in equity	**(79,901)**	(124,899)
Profit for the year	**889,219**	562,966
Total recognised income and expenses for the year	**809,318**	438,067
Attributable to:		
Equity holders of the Company	**679,994**	290,470
Minority interests	**129,324**	147,597
	809,318	438,067

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement

Year ended 31 December 2007

	Group 2007 $'000	Group 2006 $'000
Operating activities		
Profit before income tax	**954,613**	692,278
Adjustments for:		
Depreciation and amortisation	**136,139**	155,705
Dividend income	**(14,150)**	(9,647)
Gain on dilution and disposal of investment in an associate	**(8,228)**	–
Finance income	**(49,218)**	(42,468)
Finance costs	**119,486**	135,085
Impairment losses on property, plant and equipment	**20,320**	10,042
Loss on liquidation of a jointly-controlled entity	**24**	1,247
Profit on sale of investments	**(310)**	(205)
Profit on sale of property, plant and equipment and long leasehold interests in hotels	**(1,812)**	(153,581)
Property, plant and equipment written off	**22,163**	3,429
Share of after-tax profits of associates	**(16,254)**	(5,956)
Share of after-tax profits of jointly-controlled entities	**(270,456)**	(108,912)
Units in an associate received and receivable in lieu of fee income	**(8,242)**	–
Value of employee services received for issue of share options	**2,340**	1,822
Write-back of impairment losses on investment properties	**(75,017)**	(822)
	811,398	678,017
Changes in working capital:		
Development properties	**(249,663)**	(198,046)
Stocks, trade and other receivables	**76,670**	(82,457)
Trade and other payables	**99,597**	(2,991)
Employee benefits	**(24,535)**	(3,012)
Cash generated from operations	**713,467**	391,511
Income tax paid	**(98,152)**	(62,121)
Cash flows from operating activities carried forward	**615,315**	329,390

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement

Year ended 31 December 2007

	Note	Group 2007 $'000	Group 2006 $'000
Cash flows from operating activities brought forward		**615,315**	329,390
Investing activities			
Acquisition of a subsidiary (net of cash acquired)	34	**-**	(48,674)
Capital expenditure on investment properties		**(10,471)**	(13,270)
Dividends received			
- an associate		**19,953**	-
- financial investments		**12,429**	8,379
- jointly-controlled entities		**34,500**	28,204
Interest received		**46,649**	48,934
Proceeds from disposal of interest in an associate		**4,771**	-
Proceeds from liquidation of a jointly-controlled entity		**77**	-
Proceeds from sale of property, plant and equipment and long leasehold interests in hotels		**402**	869,106
Purchase of financial assets		**(30,699)**	(51,509)
Purchase of investments in associates		**(150,727)**	(229,640)
Purchase of investments in jointly-controlled entities		**(37,483)**	(250)
Purchase of intangible assets		**-**	(5)
Payments for purchase of property, plant and equipment and lease premium		**(485,762)**	(164,055)
Cash flows from investing activities		**(596,361)**	447,220
Financing activities			
Advances (to)/from related parties		**(348,934)**	2,896
(Return of capital to)/Capital contribution from minority shareholders		**(23,735)**	12,001
Dividends paid		**(260,002)**	(198,123)
Finance lease payments		**(6,474)**	(5,734)
Fixed deposits pledged to a financial institution		**-**	1,026
Interest paid (including amounts capitalised as property, plant and equipment and development properties)		**(153,330)**	(151,471)
Net proceeds from revolving credit facilities and short-term bank borrowings		**528,893**	116,761
Payment of financing transaction costs		**(3,901)**	(1,571)
Proceeds from bank borrowings		**871,468**	232,993
Proceeds from issuance of bonds and notes		**515,882**	479,031
Proceeds from issue of shares		**-**	51,251
Repayment of bank borrowings		**(740,736)**	(787,158)
Repayment of bonds and notes		**(450,920)**	(300,455)
Repayment of other long-term liabilities		**(2,541)**	(405)
Cash flows from financing activities		**(74,330)**	(548,958)
Net (decrease)/increase in cash and cash equivalents		**(55,376)**	227,652
Cash and cash equivalents at beginning of the year		**774,605**	569,767
Effect of exchange rate changes on balances held in foreign currencies		**(8,663)**	(22,814)
Cash and cash equivalents at end of the year	14	**710,566**	774,605

Significant non-cash transactions

Management fee income of $8,242,000 (2006: $Nil) is received and receivable by the Group in the form of units in an associate.

Dividends amounting to $20,749,000 (2006: $4,559,000) were paid by a subsidiary to its minority shareholders in the form of scrip dividends.

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

Year ended 31 December 2007

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on 7 March 2008.

1 Domicile and activities

City Developments Limited (the Company) is incorporated in the Republic of Singapore and has its registered office at 36 Robinson Road, #04-01 City House, Singapore 068877.

The principal activities of the Company are those of a property developer and owner and investment holding.

The principal activities of the subsidiaries are those of property developers and owners, hotel owners and operators, a club operator and owner, investment in properties and in shares, property management, project management and consultancy services and providers of information technology and procurement services.

The consolidated financial statements for the year ended 31 December 2007 relate to the Company and its subsidiaries (together referred to as the Group) and the Group's interests in associates and jointly-controlled entities.

The directors consider the immediate and ultimate holding company to be Hong Leong Investment Holdings Pte. Ltd., a company incorporated in the Republic of Singapore.

2 Summary of significant accounting policies

2.1 Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (FRS).

The financial statements have been prepared on the historical cost basis, except that certain financial assets and financial liabilities are stated at fair value. The financial statements are presented in Singapore dollars which is the Company's functional currency. All financial information has been rounded to the nearest thousand, unless otherwise stated.

The preparation of financial statements in conformity with FRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following areas:

Note 2.2	Assessment of ability to control or exert significant influence over partly-owned investments
Note 2.17	Measurement of profit attributable to properties under development
Note 2.20	Estimation of provisions for current and deferred taxation
Note 3 and 4	Measurement of recoverable amounts of hotel and investment properties
Note 5	Measurement of recoverable amounts of investments in subsidiaries
Note 24	Valuation of defined benefit employee obligations
Note 38	Valuation of financial instruments that are not actively traded

Except as set out in Note 2.6, the accounting policies set out below have been applied consistently to all periods presented in these financial statements.

2 Summary of significant accounting policies (cont'd)

2.2 Consolidation

Business combinations

Business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

The excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the income statement in the period of the acquisition.

Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account, as is the extent to which the Group benefits from the activities of the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the accounting policies of subsidiaries are different from those adopted by the Group, adjustments have been made to their financial statements in order that accounting policies are consistently applied in the consolidated financial statements.

Associates and jointly-controlled entities

Associates are companies in which the Group has significant influence, but not control, over their financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. Jointly-controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly-controlled entities are accounted for using the equity method. The consolidated financial statements include the Group's share of the income and expenses of associates and jointly-controlled entities, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group's share of losses exceeds its interest in an associate or a jointly-controlled entity, the carrying amount of that interest (including any long-term interests that, in substance, form part of the Group's net investment in the associate or jointly-controlled entity) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Jointly-controlled assets

Joint venture arrangements which involve the use of the assets that are jointly controlled (whether or not owned jointly), without the establishment of a separate entity, are referred to as jointly-controlled assets. The Group recognises its interests in jointly-controlled assets using proportionate consolidation.

The Group combines its share of each of the assets, liabilities, income and expenses of the joint venture with the similar items, line by line, in its consolidated financial statements. Consistent accounting policies are applied for like transactions and events in similar circumstances.

The joint venture is proportionately consolidated until the date on which the Group ceases to have joint control over the jointly-controlled assets.

Transactions eliminated on consolidation

Intra-group balances and any unrealised income or expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly-controlled entities are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Accounting for subsidiaries, associates and jointly-controlled entities by the Company

Investments in subsidiaries, associates and jointly-controlled entities are stated in the Company's balance sheet at cost less impairment losses.

2 Summary of significant accounting policies (cont'd)

2.3 Foreign currencies

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currencies at the exchange rate at the date on which the fair value was determined.

Foreign currency differences arising on retranslation are recognised in the income statement, except for differences arising on the retranslation of monetary items that in substance form part of the Group's net investment in a foreign operation (see below), available-for-sale equity instruments and financial liabilities designated as hedges of the net investment in a foreign operation (see Note 2.7).

Foreign operations

The assets and liabilities of foreign operations are translated to Singapore dollars at exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to Singapore dollars at exchange rates prevailing at the dates of the transactions. Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after 1 January 2005 are treated as assets and liabilities of the foreign operation and at the closing rate. For acquisitions prior to 1 January 2005, the exchange rates at the date of acquisition were used.

Foreign currency differences are recognised in the exchange fluctuation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the exchange translation reserve is transferred to the income statement as part of the gain or loss on disposal.

Net investment in a foreign operation

Exchange differences arising from monetary items that in substance form part of the Group's net investment in a foreign operation are recognised in equity in the consolidated financial statements. When the hedged net investment is disposed of, the cumulative amount in equity is transferred to the income statement as an adjustment to the profit or loss arising on disposal.

2.4 Property, plant and equipment

Owned assets

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.

Property that is being constructed for future use as investment property is accounted for as property, plant and equipment until the end of the construction or development, at which time it is transferred to investment properties.

Leased assets

Leases whereby the Group assumes substantially all risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired through finance leases are capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the income statement. Capitalised leased assets are depreciated over the shorter of the economic useful life of the asset and the lease term.

2 Summary of significant accounting policies (cont'd)

2.4 Property, plant and equipment (cont'd)

Depreciation

No depreciation is provided on freehold and 999-year leasehold land. For freehold and leasehold properties under development and renovation-in-progress, no depreciation is provided until these items have been completed. Freehold and leasehold properties under development are transferred to other asset categories at the carrying value on the date of transfer.

Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives (or lease term, if shorter) of each part of an item of property, plant and equipment.

The estimated useful lives are as follows:

Freehold and leasehold land and buildings		
• Core component of hotel buildings	-	50 years, or lease term if shorter
• Surface finishes and services of hotel buildings	-	30 years, or lease term if shorter
Furniture, fittings, plant and equipment and improvements	-	3 to 20 years

Residual values ascribed to the core component of hotel buildings depend on the nature, location and tenure of each hotel property. No residual values are ascribed to surface finishes and services of hotel buildings.

Depreciation methods, useful lives and residual values are reviewed, and adjusted as appropriate, at each reporting date.

2.5 Intangible assets

Goodwill

Goodwill and negative goodwill arise on the acquisition of subsidiaries, associates and jointly-controlled entities.

Acquisitions prior to 1 January 2001

Goodwill represented the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets and liabilities of the acquiree.

Goodwill and negative goodwill on acquisitions were written off against reserves in the year of acquisition.

Goodwill and negative goodwill that had previously been taken to reserves are not taken to the income statement when (a) the business is disposed of or (b) the goodwill is impaired.

Acquisitions occurring between 1 January 2001 and 1 January 2005

There was no goodwill arising from acquisition of subsidiaries occurring between 1 January 2001 and 1 January 2005.

Acquisitions on or after 1 January 2005

Goodwill represents the excess of the cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill arising on the acquisition of subsidiaries is presented in intangible assets. Goodwill arising on the acquisition of associates and jointly-controlled entities is presented together with investments in associates and jointly-controlled entities.

Goodwill is measured at cost less impairment losses. Goodwill is tested for impairment as described in Note 2.12. Negative goodwill is recognised immediately in the income statement.

2 Summary of significant accounting policies (cont'd)

2.5 Intangible assets (cont'd)

Goodwill (cont'd)

Acquisitions of minority interest

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortisation and impairment losses. Other intangible assets are amortised in the income statement on a straight-line basis over their estimated useful lives of 15 years, from the date on which they are available for use.

2.6 Investment properties

Investment properties are properties held either to earn rental income or capital appreciation or both. These do not include properties for sale in the ordinary course of business, or used in the production nor those used for the supply of goods or services or for administrative purposes.

Investment properties are stated at cost less accumulated depreciation and impairment losses.

Depreciation

No depreciation is provided on freehold and 999-year leasehold land included in the investment properties.

Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives (or lease term, if shorter) of each component investment properties.

The estimated useful lives are as follows:-

Freehold and leasehold properties	-	50 years, or lease term if shorter
Leasehold land	-	Lease term between 85 to 96 years
Furniture, fittings, plant and equipment and improvements	-	3 to 20 years

Depreciation methods and useful lives are reviewed, and adjusted as appropriate, at each reporting date.

Transfers

Transfers to, or from, investment property shall be made where there is a change in use, evidenced by:

(a) commencement of owner-occupation, for a transfer from investment properties to property, plant and equipment;

(b) commencement of development with a view to sell, for a transfer from investment properties to development properties; and

(c) end of owner-occupation, for a transfer from property, plant and equipment to investment properties.

Change in accounting policy

The Group and the Company adopted FRS 40 *Investment Property* on 1 January 2007. On adoption of FRS 40, the Group and the Company reclassified the carrying values of their investment properties and related plant and equipment and improvements to investment properties. However, these properties continue to be stated at cost less accumulated depreciation and impairment losses, which was the policy in use before 1 January 2007, when investment properties and related plant and equipment and improvements were accounted for under FRS 16 *Property, Plant and Equipment*.

The change in accounting policy, which in the current financial statements was limited to a change in the descriptions of the properties, has been applied retrospectively in accordance to FRS 8 *Accounting Policies, Changes* in *Accounting Estimates and Errors*.

Except as disclosed above, the change in accounting policy had no impact on the opening accumulated profits of the Group and the Company, other financial statement line items and earnings per share.

2 Summary of significant accounting policies (cont'd)

2.7 Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, interest-bearing borrowings, other liabilities and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or transfers substantially all the risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e. the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group's obligations specified in the contract expire or are discharged or cancelled.

Available-for-sale financial assets

The Group's investments in certain equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than for impairment losses, and foreign exchange gains and losses on available-for-sale monetary items (see Note 2.3), are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss in equity is transferred to the income statement.

Where an investment in an equity security classified as available-for-sale does not have a quoted market price in an active market and other methods of determining fair value do not result in a reasonable estimate, the investment is measured at cost less impairment losses.

Financial assets at fair value through profit or loss

An instrument is classified as at fair value through profit or loss if it is acquired principally for the purpose of selling in the short term or is designated as such upon initial recognition. Financial instruments are designated as financial assets at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in the income statement when incurred. Financial instruments designated as financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognised in the income statement.

Others

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

Derivative financial instruments and hedging activities

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative financial instruments are recognised initially at fair value; attributable transaction costs are recognised in the income statement when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

2 Summary of significant accounting policies (cont'd)

2.7 Financial instruments (cont'd)

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to the income statement in the same period that the hedged item affects profit or loss.

Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Hedge of net investment in a foreign operation

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of the Group's net investment in a foreign operation are recognised in the exchange fluctuation reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in the income statement. When the hedged net investment is disposed of, the cumulative amount in equity is transferred to the income statement as an adjustment to the profit or loss on disposal.

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognised in the income statement as part of foreign currency gains and losses.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognised immediately in the income statement.

2.8 Interest-free intercompany loans

Loans to subsidiaries

In the Company's financial statements, interest-free intercompany loans to subsidiaries are stated at fair value at inception. The difference between the fair values and the loan amounts at inception is recognised as additional investments in the Company's financial statements. Subsequently, these loans are measured at amortised cost using the effective interest method.

Such balances are eliminated in full in the consolidated financial statements.

Loans from subsidiaries

In the Company's financial statements, interest-free intercompany loans from subsidiaries are stated at fair value at inception. The difference between the fair values and the loan amounts at inception is recognised as distribution income in the Company's income statement. Subsequently, these loans are measured at amortised cost using the effective interest method.

Such balances are eliminated in full in the Group's consolidated financial statements.

2 Summary of significant accounting policies (cont'd)

2.9 Development properties

Development properties are those properties which are held with the intention of development and sale in the ordinary course of business. They are stated at the lower of cost plus, where appropriate, a portion of attributable profit, and estimated net realisable value, net of progress billings. Net realisable value represents the estimated selling price less costs to be incurred in selling the property.

The cost of properties under development comprise specifically identified costs, including acquisition costs, development expenditure, borrowing costs and other related expenditure. Borrowing costs payable on loans funding a development property are also capitalised, on a specific identification basis, as part of the cost of the development property until the completion of development.

2.10 Consumable stocks

Consumable stocks comprise principally food and beverage and other hotel related consumable stocks. Stocks are valued at the lower of cost and net realisable value. Cost is determined on a first-in, first-out basis.

2.11 Cash and cash equivalents

Cash and cash equivalents comprise cash balances and bank deposits. Bank overdrafts that are repayable on demand and that form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

2.12 Impairment

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in the income statement. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to the income statement.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the income statement. For available-for-sale financial assets that are equity securities and measured at amortised cost, the reversal is recognised directly in equity. For available-for-sale financial assets that are equity securities and measured at cost less impairment losses, an impairment loss is not reversed.

Impairment of non-financial assets

The carrying amounts of the Group's non-financial assets, other than consumable stocks and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. For goodwill, the recoverable amount is estimated at each reporting date, and as and when indicators of impairment are identified.

2 Summary of significant accounting policies (cont'd)

2.12 Impairment (cont'd)

Impairment of non-financial assets (cont'd)

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

2.13 Share capital

Ordinary share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Preference share capital

Preference shares are classified as equity if they are non-redeemable or are redeemable but only at the option of the Company and dividend payments are discretionary. Dividends on preference shares classified as equity are recognised as distributions within equity.

Dividends on non-redeemable preference shares are recognised as a liability in the period in which they are incurred.

2.14 Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

Defined benefit plans

The Group's net obligation in respect of defined benefit post-employment plans, including pension plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

The Group recognises all actuarial gains and losses arising from defined benefit plans directly in equity immediately.

Long-term service benefits

The Group's net obligation in respect of long-term service benefits, other than post-employment plans, is the amount of future benefit that employees have earned in return for their service in current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of the Group's obligations.

2 Summary of significant accounting policies (cont'd)

2.14 Employee benefits (cont'd)

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A provision is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans where the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Share-based payment transactions

The share-based incentive schemes allow the Group's employees to acquire shares of one of the Company's listed subsidiaries. The fair value of options and awards granted are recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to exercise options granted or for share awards to vest. The fair value of the share awards or grants are measured using a stochastic model, taking into account the performance conditions applying to the share options and awards. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is due to share prices not achieving the threshold for vesting.

2.15 Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with the contract.

Capital expenditure

A provision for capital expenditure is recognised for the Group's contractual obligation to incur capital expenditure under the terms of the hotel operating agreements.

2.16 Financial guarantee contracts

Financial guarantees are financial instruments issued by the Group that requires the issuer to make specified payments to reimburse the holder for the loss it incurs because a specified debtor fails to meet payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts entered into before 1 January 2006

Financial guarantee contracts are accounted for as insurance contracts. A provision is recognised based on the Company's estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date. The provision is assessed by reviewing individual claims and tested for adequacy by comparing the amount recognised and the amount that would be required to settle the guarantee contract.

Financial guarantee contracts entered into on or after 1 January 2006

Financial guarantees are recognised initially at fair value and are classified as financial liabilities. Subsequent to initial measurement, the financial guarantees are stated at the higher of the initial fair value less cumulative amortisation and the amount that would be recognised if they were accounted for as contingent liabilities. When financial guarantees are terminated before their original expiry date, the carrying amount of the financial guarantees is transferred to the income statement.

2 Summary of significant accounting policies (cont'd)

2.17 Revenue recognition

Development properties for sale

The Group recognises income on property development projects when the risks and rewards of ownership have been transferred to the buyer through either the transfer of legal title or equitable interest in a property. In cases where the Group is obliged to perform any significant acts after the transfer of legal title or an equitable interest, revenue is recognised as the acts are performed based on the percentage of completion method under Recommended Accounting Practice (RAP) 11 *Pre-completion Contracts for the Sale of Development Property* issued by the Institute of Certified Public Accountants of Singapore in October 2005. Under RAP 11, when (a) construction is beyond a preliminary stage, (b) minimum down payment criterion is met, (c) sale prices are collectible, and (d) aggregate sales proceeds and costs can be reasonably estimated, the percentage of completion method is an allowed alternative. If any of the above criteria are not met, pre-completion proceeds received are accounted for as deposits until such criteria are met.

Under the percentage of completion method, the percentage of completion is measured by reference to the work performed, based on the ratio of costs incurred to date to the estimated total costs for each contract. Profits are recognised only in respect of finalised sales agreements to the extent that such profits relate to the progress of the construction work.

The Group's current policy of recognising revenue using the percentage of completion method on its development projects in Singapore is an allowed alternative under RAP 11. The impact on the financial statements, had revenue on the Singapore projects been recognised using the completion of construction method, is as follows:

	Group	
	2007	**2006**
	$'000	**$'000**
Decrease in revenue	283,396	124,366
Decrease in profit for the year	341,872	67,916
Decrease in opening accumulated profits	144,114	76,198
Decrease in development properties as at 1 January	71,422	31,918
Decrease in development properties as at 31 December	239,884	71,422
Decrease in investments in jointly-controlled entities as at 1 January	87,942	51,102
Decrease in investments in jointly-controlled entities as at 31 December	292,912	87,942

Rental and car park income

Rental income (net of any lease incentives) is recognised on a straight-line basis over the lease term. Contingent rentals, which include gross turnover rental, are recognised as income in the accounting period on a receipt basis.

Car park income are recognised on an accrual basis.

Hotel income

Revenue from hotel operations is recognised on an accrual basis, upon rendering of the relevant services.

Dividends

Dividend income is recognised in the income statement when the shareholder's right to receive payment is established.

2.18 Operating leases

Where the Group has the use of assets under operating leases, payments made under the leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

2 Summary of significant accounting policies (cont'd)

2.19 Finance income and expense

Finance income comprises mainly interest income on funds invested, mark-to-market gain on financial assets at fair value through profit or loss and gain on hedging instruments that are recognised in the income statement. Interest income is recognised as it accrues, using the effective interest method.

Finance expense comprise interest expense on borrowings, amortisation of transactions costs capitalised, mark-to-market loss on financial assets at fair value through profit or loss and loss on hedging instruments that are recognised in the income statement. All borrowing costs are recognised in the income statement using the effective interest method, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale.

2.20 Income tax expense

Income tax expense comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and joint ventures to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, and current tax liabilities and assets are intended to be settled on a net basis.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2.21 Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group comprises three principal business segments, namely hotel operations, property development and rental properties. These segments operate in three principal geographical areas, namely, Asia, North America and Europe and Australia and New Zealand.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location where the services are rendered and the products are sold. Segment assets are based on the geographical location of the assets.

Notes to the Financial Statements

Year ended 31 December 2007

3 Property, Plant and Equipment

	Freehold land and buildings $'000	Leasehold land and buildings $'000	Freehold properties $'000	Leasehold properties $'000	Freehold and leasehold properties under development $'000	Furniture, fittings, plant and equipment and improvements $'000	Renovation-in-progress $'000	Total $'000
Group								
Cost								
At 1 January 2006,								
as previously reported	4,036,962	2,045,225	402,475	1,034,197	48,310	1,378,296	164,925	9,110,390
Transfers to investment properties								
on the adoption of FRS 40	(628,714)	(998,115)	(402,475)	(1,034,197)	–	(57,873)	(142,178)	(3,263,552)
At 1 January 2006, restated	3,408,248	1,047,110	–	–	48,310	1,320,423	22,747	5,846,838
Additions	1,584	3,706	–	–	54,744	68,348	36,505	164,887
Acquisition of subsidiaries	146,204	–	–	–	–	–	–	146,204
Disposals	(515,399)	(9,271)	–	–	–	(272,831)	(114)	(797,615)
Written off during the year	(20)	–	–	–	–	(25,665)	(6)	(25,691)
Reclassifications and transfers	13,323	1,214	–	–	–	15,693	(30,230)	–
Transfers from investment properties	–	2,131	–	–	–	–	–	2,131
Transfers to development properties	(72,971)	–	–	–	–	(2,634)	–	(75,605)
Translation differences on								
consolidation	(73,825)	(8,616)	–	–	–	(23,422)	446	(105,417)
At 31 December 2006, restated	2,907,144	1,036,274	–	–	103,054	1,079,912	29,348	5,155,732
At 1 January 2007,								
as previously reported	3,651,447	2,032,262	429,481	846,503	103,054	1,137,287	29,348	8,229,382
Transfers to investment properties								
on the adoption of FRS 40	(744,303)	(995,988)	(429,481)	(846,503)	–	(57,375)	–	(3,073,650)
At 1 January 2007, restated	2,907,144	1,036,274	–	–	103,054	1,079,912	29,348	5,155,732
Additions	38,906	9,151	–	–	283,943	56,091	19,008	407,099
Disposals	(1,749)	(114)	–	–	–	(28,652)	–	(30,515)
Written off during the year	–	–	–	–	–	(25,218)	–	(25,218)
Reclassifications and transfers	13,934	(872)	–	–	–	17,851	(30,913)	–
Transfers to development properties	(716)	–	–	–	–	–	–	(716)
Translation differences on								
consolidation	(93,896)	(35,329)	–	–	71	(32,524)	(249)	(161,927)
At 31 December 2007	2,863,623	1,009,110	–	–	387,068	1,067,460	17,194	5,344,455

3 Property, Plant and Equipment (cont'd)

	Freehold land and buildings $'000	Leasehold land and buildings $'000	Freehold properties $'000	Leasehold properties $'000	Freehold and leasehold properties under development $'000	Furniture, fittings, plant and equipment and improvements $'000	Renovation-in-progress $'000	Total $'000
Group								
Accumulated depreciation and impairment losses								
At 1 January 2006, as previously reported	564,777	263,630	116,093	280,596	-	823,254	-	2,048,350
Transfers to investment properties on the adoption of FRS 40	(83,497)	(153,701)	(116,093)	(280,596)	-	(40,517)	-	(674,404)
At 1 January 2006, restated	481,280	109,929	-	-	-	782,737	-	1,373,946
Charge for the year	19,855	6,191	-	-	-	78,014	-	104,060
Disposals	(97,625)	(23,368)	-	-	-	(89,163)	-	(210,156)
Written off during the year	-	-	-	-	-	(22,262)	-	(22,262)
Impairment losses	1,591	-	-	-	-	8,451	-	10,042
Transfers from investment properties	-	748	-	-	-	-	-	748
Transfers to development properties	(840)	-	-	-	-	(1,139)	-	(1,979)
Translation differences on consolidation	3,874	3,081	-	-	-	1,337	-	8,292
At 31 December 2006, restated	408,135	96,581	-	-	-	757,975	-	1,262,691
At 1 January 2007, as previously reported	491,543	257,362	139,787	231,672	-	790,189	-	1,910,553
Transfers to investment properties on the adoption of FRS 40	(83,408)	(160,781)	(139,787)	(231,672)	-	(32,214)	-	(647,862)
At 1 January 2007, restated	408,135	96,581	-	-	-	757,975	-	1,262,691
Charge for the year	18,932	5,278	-	-	-	66,705	-	90,915
Disposals	-	-	-	-	-	(27,704)	-	(27,704)
Written off during the year	-	-	-	-	-	(3,055)	-	(3,055)
Impairment losses	6,075	11,539	-	-	-	2,706	-	20,320
Reclassifications	(4,345)	4,543	-	-	-	(198)	-	-
Translation differences on consolidation	(7,894)	(7,207)	-	-	-	(21,926)	-	(37,027)
At 31 December 2007	420,903	110,734	-	-	-	774,503	-	1,306,140
Carrying amount								
At 1 January 2006, restated	2,926,968	937,181	-	-	48,310	537,686	22,747	4,472,892
At 31 December 2006, restated	2,499,009	939,693	-	-	103,054	321,937	29,348	3,893,041
At 31 December 2007	2,442,720	898,376	-	-	387,068	292,957	17,194	4,038,315

During the financial year, interest capitalised as cost of property, plant and equipment amounted to $2,589,000 (2006: $526,000).

3 Property, Plant and Equipment (cont'd)

	Freehold land and buildings $'000	Leasehold land and buildings $'000	Freehold properties $'000	Leasehold property $'000	Freehold properties under development $'000	Furniture, fittings, plant and equipment and improvements $'000	Total $'000
Company							
Cost							
At 1 January 2006, as previously reported	408,428	93,732	11,238	8,359	48,310	99,460	669,527
Transfers to investment properties on the adoption of FRS 40	(214,264)	(93,732)	(11,238)	(8,359)	–	(9,367)	(336,960)
At 1 January 2006, restated	194,164	–	–	–	48,310	90,093	332,567
Additions	–	–	–	–	8,806	8,425	17,231
Disposals	(191,594)	–	–	–	–	(71,610)	(263,204)
Written off during the year	–	–	–	–	–	(304)	(304)
At 31 December 2006, restated	2,570	–	–	–	57,116	26,604	86,290
At 1 January 2007, as previously reported	195,506	93,732	40,722	8,359	57,116	27,961	423,396
Transfers to investment properties on the adoption of FRS 40	(192,936)	(93,732)	(40,722)	(8,359)	–	(1,357)	(337,106)
At 1 January 2007, restated	2,570	–	–	–	57,116	26,604	86,290
Additions	–	–	–	–	39,109	1,211	40,320
Disposals	–	–	–	–	–	(482)	(482)
Written off during the year	–	–	–	–	–	(1,098)	(1,098)
At 31 December 2007	2,570	–	–	–	96,225	26,235	125,030
Accumulated depreciation and impairment losses							
At 1 January 2006, as previously reported	37,671	13,177	3,326	2,586	–	51,767	108,527
Transfers to investment properties on the adoption of FRS 40	(22,536)	(13,177)	(3,326)	(2,586)	–	(4,175)	(45,800)
At 1 January 2006, restated	15,135	–	–	–	–	47,592	62,727
Charge for the year	866	–	–	–	–	6,237	7,103
Disposals	(16,001)	–	–	–	–	(33,429)	(49,430)
Written off during the year	–	–	–	–	–	(33)	(33)
At 31 December 2006, restated	–	–	–	–	–	20,367	20,367
At 1 January 2007, as previously reported	23,496	14,830	19,082	2,753	–	20,883	81,044
Transfers to investment properties on the adoption of FRS 40	(23,496)	(14,830)	(19,082)	(2,753)	–	(516)	(60,677)
At 1 January 2007, restated	–	–	–	–	–	20,367	20,367
Charge for the year	–	–	–	–	–	1,963	1,963
Disposals	–	–	–	–	–	(443)	(443)
Written off during the year	–	–	–	–	–	(1,059)	(1,059)
At 31 December 2007	–	–	–	–	–	20,828	20,828
Carrying amount							
At 1 January 2006, restated	179,029	–	–	–	48,310	42,501	269,840
At 31 December 2006, restated	2,570	–	–	–	57,116	6,237	65,923
At 31 December 2007	2,570	–	–	–	96,225	5,407	104,202

During the financial year, interest capitalised as cost of property, plant and equipment amounted to $419,000 (2006: $281,000).

3 Property, Plant and Equipment (cont'd)

Property, plant and equipment with the following carrying values were acquired under finance lease arrangements:

	Group		Company	
	2007	**2006**	**2007**	**2006**
	$'000	**$'000**	**$'000**	**$'000**
Freehold buildings	–	19,332	–	–
Furniture, fittings, plant and equipment and improvements	**216**	318	**14**	21
	216	19,650	**14**	21

There is no acquisition by the Group of property, plant and equipment under finance leases during the year (2006: $306,000).

In 2007, upon the Group and the Company assessing the carrying value of their property, plant and equipment for indications of impairment, the carrying amounts of certain property, plant and equipment of the Group were written down by $20,320,000 (2006: $10,042,000). The impairment losses were included in "other operating expenses".

An impairment loss of $2,706,000 (2006: $8,451,000) on a leasehold hotel located in the United Kingdom held by a subsidiary was recognised following an assessment by the subsidiary's management that there is a likelihood of exiting the lease when it expires in 2011 due to deterioration in the hotel business. The estimate of recoverable amount was based on the value-in-use of the said property using management's estimates of cash flows in the period to the expiry of the lease and a discount rate of 8.0% (2006: 7.8%) per annum. The 2007 impairment losses recognised relates to additions to property, plant and equipment capitalised during the year.

The remaining impairment losses charged of $17,614,000 (2006: $1,591,000) were in relation to hotel properties. The estimates of recoverable amount were based on the value of hotel properties on the value-in-use basis determined by external valuers using discount rates ranging from 10.8% to 12.0% (2006: 14.0%) per annum as applicable to the nature and location of the assets in question.

Included in property, plant and equipment are certain hotel properties of the Group with carrying value totalling $541,516,000 (2006: $1,576,760,000) which are mortgaged to certain financial institutions to secure credit facilities (refer to Notes 20 and 22 for more details of the facilities).

4 Investment properties

	Group $'000
Cost	
At 1 January 2006, as previously reported	–
Transfers from property, plant and equipment on the adoption of FRS 40	3,263,552
At 1 January 2006, restated	3,263,552
Additions	13,270
Transfer to development properties	(196,623)
Transfers to property, plant and equipment	(2,131)
Translation differences on consolidation	(4,418)
At 31 December 2006, restated	3,073,650
At 1 January 2007, as previously reported	–
Transfers from property, plant and equipment on the adoption of FRS 40	3,073,650
At 1 January 2007, restated	3,073,650
Additions	10,471
Translation differences on consolidation	(3,072)
At 31 December 2007	3,081,049
Accumulated depreciation and impairment losses	
At 1 January 2006, as previously reported	–
Transfers from property, plant and equipment on the adoption of FRS 40	674,404
At 1 January 2006, restated	674,404
Charge for the year	45,684
Transfer to development properties	(69,202)
Transfers to property, plant and equipment	(748)
Impairment loss	10,064
Write-back of impairment losses	(10,886)
Translation differences on consolidation	(1,454)
At 31 December 2006, restated	647,862
At 1 January 2007, as previously reported	–
Transfers from property, plant and equipment on the adoption of FRS 40	647,862
At 1 January 2007, restated	647,862
Charge for the year	42,989
Write-back of impairment losses	(75,017)
Translation differences on consolidation	(3,038)
At 31 December 2007	612,796
Carrying amount	
At 1 January 2006, restated	2,589,148
At 31 December 2006, restated	2,425,788
At 31 December 2007	2,468,253
Fair value	
At 31 December 2006	4,179,014
At 31 December 2007	6,334,488

4 Investment properties (cont'd)

	Company $'000
Cost	
At 1 January 2006, as previously reported	–
Transfers from property, plant and equipment on the adoption of FRS 40	336,960
At 1 January 2006, restated	336,960
Additions	146
At 31 December 2006, restated	337,106
At 1 January 2007, as previously reported	–
Transfers from property, plant and equipment on the adoption of FRS 40	337,106
At 1 January 2007, restated	337,106
Additions	302
At 31 December 2007	337,408
Accumulated depreciation and impairment losses	
At 1 January 2006, as previously reported	–
Transfers from property, plant and equipment on the adoption of FRS 40	45,800
At 1 January 2006, restated	45,800
Charge for the year	4,813
Impairment loss	10,064
At 31 December 2006, restated	60,677
At 1 January 2007, as previously reported	–
Transfers from property, plant and equipment on the adoption of FRS 40	60,677
At 1 January 2007, restated	60,677
Charge for the year	4,853
Write-back of impairment loss	(10,064)
At 31 December 2007	55,466
Carrying amount	
At 1 January 2006, restated	291,160
At 31 December 2006, restated	276,429
At 31 December 2007	281,942
Fair value	
At 31 December 2006	520,080
At 31 December 2007	776,354

4 Investment properties (cont'd)

Investment properties comprise commercial, residential and industrial properties that are leased to external customers. Generally, each of the leases is fixed for a period of 2 to 3 years or more, and subsequent renewals are negotiated at prevailing market rate and terms.

The fair value of investment properties located in Singapore is based on in-house valuations conducted by a licensed appraiser who is also an officer of the Company. The licensed appraiser has appropriate recognised professional qualifications and has recent experience in the location and category of the investment properties being valued. The fair value is based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction. The valuation is based on the income method which takes into consideration the estimated net rent (using the current and projected average rental rates and occupancy), and a capitalisation rate applicable to the nature and type of asset in question. As a check, a comparison is made against relevant market transactions.

The fair value of investment properties located overseas is determined by independent licenced appraisers who have appropriate recognised professional qualification and recent experience in the location and category of the investment properties being valued. Fair values are determined having regard to recent market transactions for similar properties in the same locations.

In 2007, upon the Group and the Company assessing the carrying values of their investment properties for indications of impairment, the Group and the Company reversed impairment losses of $75,017,000 (2006: $10,886,000) and $10,064,000 (2006: $Nil) respectively recognised in prior years as a result of an improvement in the property market in Singapore and Japan. The impairment losses reversed are reflected as reductions of "other operating expenses". In 2006, both the Group and Company recognised an impairment loss of $10,064,000 which was included in "other operating expenses".

Investment properties of the Group with a total carrying amount of $953,660,000 (2006: $963,094,000) are mortgaged to certain financial institutions to secure credit facilities (refer to Notes 20 and 22 for more details of the facilities).

5 Investments in and balances with subsidiaries

	Note	Company 2007 $'000	Company 2006 $'000
Investments in subsidiaries			
Unquoted shares, at cost		**2,257,512**	2,257,512
Discount implicit in non-current inter-company balances		**9,269**	9,441
Impairment losses		**(8,026)**	(47,271)
		2,258,755	2,219,682
Balances with subsidiaries			
Amounts owing by subsidiaries			
- trade, interest-free		**1,475**	1,484
- non-trade, interest-free		**840,662**	812,416
- non-trade, interest-bearing		**1,234,106**	387,456
		2,076,243	1,201,356
Impairment losses		**(35,029)**	(43,784)
		2,041,214	1,157,572
Receivable within 1 year	11	**1,913,317**	1,020,370
Receivable after 1 year	9	**127,897**	137,202
		2,041,214	1,157,572
Amounts owing to subsidiaries			
- trade, interest-free		**482**	314
- non-trade, interest-free		**89,925**	383,014
Repayable within 1 year	28	**90,407**	383,328

5 Investments in and balances with subsidiaries (cont'd)

The amounts owing by and to subsidiaries are unsecured. In respect of interest-bearing amounts, interest at 0.70% to 4.75% (2006: 0.47% to 4.02%) per annum was charged. The balances with subsidiaries that are presented as receivable or repayable within 1 year are receivable or repayable on demand.

Included in amounts owing by subsidiaries receivable after 1 year is $48,975,000 (2006: $49,973,000) which form part of the Company's net investment in subsidiaries. Settlement of the loans is neither planned nor likely to occur in the foreseeable future.

The change in impairment losses in respect of amounts owing by subsidiaries during the year is as follows:

	Company	
	2007 $'000	**2006 $'000**
At 1 January	**43,784**	22,960
(Write-back)/Charge of impairment losses	**(8,755)**	20,824
At 31 December	**35,029**	43,784

During the year, the Company assessed the recoverable amount of its investments in subsidiaries. Based on this assessment, the Company reversed impairment losses of $39,245,000 (2006: $29,110,000) on its investments in certain subsidiaries. Impairment losses were quantified under the value-in-use method using management's estimates of the future underlying cash flows in the subsidiaries expected in the future, and discount rates ranging from 3.8% to 4.3% (2006: 3.8% to 4.0%) per annum. The reversal of the impairment losses was a result of a recovery of the Singapore property market.

Further details regarding subsidiaries are set out in Note 41.

6 Investments in and balances with associates

		Group		Company	
	Note	**2007 $'000**	**2006 $'000**	**2007 $'000**	**2006 $'000**
Investments in associates		**277,615**	116,990	**–**	–
Balances with associates					
Amounts owing by associates					
- trade		**505**	195	**9**	–
- non-trade		**2,244**	–	**–**	–
		2,749	195	**9**	–
Receivable:					
- Within 1 year	11	**505**	195	**9**	–
- After 1 year	9	**2,244**	–	**–**	–
		2,749	195	**9**	–
Amounts owing to an associate payable within 1 year					
- trade	28	**6,067**	5,222	**–**	8

6 Investments in and balances with associates (cont'd)

The amounts owing by and to associates were unsecured and interest free.

The amounts presented as receivable or repayable within 1 year are repayable on demand.

The non-current amount owing by associates of $2,244,000 (2006: $Nil) comprises a foreign currency denominated loan to an associate for which settlement is neither planned nor likely to occur in the foreseeable future. As the amount is in substance a part of the Group's net investment in the entity, it is stated at cost.

Included in the Group's investments in associates is an investment in the quoted equity of an associate whose fair value as at balance sheet date based on published price quotations is $744,750,000 (2006: $459,792,000).

Further details regarding the associates are set out in Note 41.

Summarised financial information relating to the associates, which is not adjusted for the percentage of ownership held by the Group, is as follows:

	2007 $'000	2006 $'000
Total assets	**1,172,900**	973,303
Total liabilities	**370,753**	397,564
Revenue	**91,519**	28,189
Profit after tax	**41,145**	15,035

7 Investments in and balances with jointly-controlled entities

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Investments in jointly-controlled entities					
Investments in jointly-controlled entities		**553,213**	289,014	**37,385**	52,495
Impairment losses		**-**	–	**(3,226)**	(2,441)
		553,213	289,014	**34,159**	50,054
Balances with jointly-controlled entities					
Amounts owing by jointly-controlled entities:					
- trade, interest-free		**2,217**	6,890	**820**	5,683
- non-trade, interest-bearing		**494,588**	460,434	**370,618**	384,981
- non-trade, interest-free		**360,930**	108,006	**–**	–
		857,735	575,330	**371,438**	390,664
Impairment losses		**(48,793)**	(92,700)	**(43,630)**	(92,700)
		808,942	482,630	**327,808**	297,964
Receivable:					
- Within 1 year	11	**787,880**	391,928	**327,808**	297,964
- After 1 year	9	**21,062**	90,702	**-**	–
		808,942	482,630	**327,808**	297,964

7 Investments in and balances with jointly-controlled entities (cont'd)

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Amounts owing to jointly-controlled entities:					
- trade, interest-free		**1**	–	**–**	–
- non-trade, interest-free		**23,772**	40,479	**–**	15,475
	28	**23,773**	40,479	**–**	15,475

The change in impairment losses in respect of balances with jointly-controlled entities is as follows:

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
At 1 January	**92,700**	60,000	**92,700**	60,000
(Write-back)/Charge of impairment losses	**(43,578)**	32,700	**(49,070)**	32,700
Translation differences on consolidation	**(329)**	–	**–**	–
At 31 December	**48,793**	92,700	**43,630**	92,700

The amounts owing by and to jointly-controlled entities are unsecured. In respect of interest-bearing amounts, interest at rates ranging from 0.6% to 4.8% (2006: 0.6% to 4.5%) per annum and 1.5% to 2.5% (2006: 1.5% to 3.5%) per annum were charged by the Group and the Company respectively.

The amounts presented as receivable or repayable within 1 year are repayable on demand. Included in the non-current amounts owing by jointly-controlled entities are foreign currency denominated loans to jointly-controlled entities amounting to $21,062,000 (2006: $10,879,000) for which settlement is neither planned nor likely to occur in the foreseeable future. As the amounts are in substance a part of the Group's net investment in the entities, they are stated at cost. The remaining non-current receivables from jointly-controlled entities are repayable on demand but are not expected to be repaid within the next 1 year.

Further details regarding jointly-controlled entities are set out in Note 41.

In total, the Group's share of the jointly-controlled entities' results, assets, liabilities and commitments is as follows:

	2007 $'000	2006 $'000
Results		
Revenue and other operating income	**795,127**	381,494
Cost of sales and other expenses	**(464,244)**	(245,031)
Profit before income tax	**330,883**	136,463
Income tax expense	**(50,744)**	(18,469)
Minority interest	**(9,683)**	(9,082)
Profit for the year	**270,456**	108,912

7 Investments in and balances with jointly-controlled entities (cont'd)

	2007 $'000	2006 $'000
Assets and liabilities		
Non-current assets	**583,423**	516,879
Current assets	**2,004,598**	855,035
Total assets	**2,588,021**	1,371,914
Current liabilities	**(932,920)**	(474,772)
Non-current liabilities	**(1,101,888)**	(608,128)
Total liabilities	**(2,034,808)**	(1,082,900)
Commitments		
Development expenditure contracted but not provided for in the financial statements:		
- land purchases for which deposits have been paid	**129,285**	136,468
- construction costs	**130,793**	202,603
	260,078	339,071
Capital expenditure contracted but not provided for in the financial statements	**1,867**	–
Non-cancellable operating lease payables	**1,700**	16
Non-cancellable operating lease receivables	**11,191**	8,428

8 Financial assets

	Group		Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Non-current financial assets				
Unquoted equity investments available for sale				
- fellow subsidiaries	**3,388**	3,372	**3,290**	3,290
- non-related companies	**118,623**	91,529	**1,340**	1,340
	122,011	94,901	**4,630**	4,630
Impairment losses	**(5,249)**	(5,956)	**-**	–
	116,762	88,945	**4,630**	4,630
Quoted equity investments available for sale				
- fellow subsidiaries	**41,238**	41,566	**34,677**	34,952
- non-related companies	**25,880**	22,347	**-**	–
	67,118	63,913	**34,677**	34,952
Total	**183,880**	152,858	**39,307**	39,582

8 Financial assets (cont'd)

	Group 2007 $'000	Group 2006 $'000
Current financial assets		
Quoted investments held for trading		
- equity investments	**32,589**	32,267
- debt securities	**150**	12,270
Unquoted investments held for trading		
- equity investments	**8,650**	4,603
- bond funds	**26,120**	21,563
	67,509	70,703

The unquoted investments available for sale and held for trading are measured at cost less impairment losses as the fair value cannot be determined reliably as there are restrictions in the ability to transfer these shares. In addition, the variability in the range of reasonable fair value estimates derived from valuation techniques is expected to be significant. The Group does not intend to dispose off these investments in the foreseeable future.

Held-for-trading debt securities have interest rates of 8.5% (2006: 1.6% to 6.0%) per annum and mature within 1 year (2006: 50 months).

9 Other non-current assets

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Amounts owing by:					
- subsidiaries	5	**-**	–	**127,897**	137,202
- jointly-controlled entities	7	**21,062**	90,702	**-**	–
- associates	6	**2,244**	–	**-**	–
Deferred tax assets	27	**3,158**	4,800	**-**	–
Deposit receivables		**4,472**	3,993	**-**	–
Intangible assets		**45**	60	**-**	–
Lease premium prepayments		**217,343**	177,799	**-**	–
		248,324	277,354	**127,897**	137,202

Lease premium prepayments relate to the non-current portion of upfront premiums paid in respect of long leasehold land of hotel properties where land title is not anticipated to be passed to the Group.

10 Development properties

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Properties in the course of development, at cost	**2,351,166**	1,482,940	**1,422,570**	1,052,360
Attributable profit	**221,150**	66,646	**186,819**	66,646
	2,572,316	1,549,586	**1,609,389**	1,119,006
Progress billings	**(643,202)**	(182,671)	**(438,511)**	(154,581)
	1,929,114	1,366,915	**1,170,878**	964,425
Properties for development and resale representing mainly land, at cost	**269,315**	258,764	**-**	-
Completed units, at cost	**207,600**	348,586	**7,897**	109,823
	2,406,029	1,974,265	**1,178,775**	1,074,248
Allowance for foreseeable losses	**(76,919)**	(88,109)	**-**	(1,032)
	2,329,110	1,886,156	**1,178,775**	1,073,216
Share of jointly-controlled assets				
Properties in the course of development, at cost	**280,411**	428,869	**281,413**	429,632
Attributable profit	**18,734**	9,619	**18,734**	9,619
	299,145	438,488	**300,147**	439,251
Progress billings	**(61,818)**	(160,681)	**(61,818)**	(160,681)
	237,327	277,807	**238,329**	278,570
Properties for development and resale representing mainly land, at cost	**-**	11,053	**-**	11,053
Completed units, at cost	**11,578**	111,033	**11,586**	111,287
	248,905	399,893	**249,915**	400,910
Allowance for foreseeable losses	**-**	(4,191)	**-**	(4,191)
	248,905	395,702	**249,915**	396,719
Total development properties	**2,578,015**	2,281,858	**1,428,690**	1,469,935
During the year, interest capitalised (net of interest income) as cost of development properties amounted to	**36,453**	17,741	**18,105**	15,414

The Group uses the percentage of completion method to recognise revenue on its development projects in Singapore. The impact on the financial statements, had revenue on the Singapore development projects been recognised using the completion of construction method, is set out in Note 2.17.

Development properties of the Group with a carrying amount of $155,614,000 (2006: $257,073,000) is mortgaged to a financial institution to secure a credit facility (refer to Note 20).

11 Trade and other receivables

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Trade receivables		**149,707**	173,913	**29,676**	41,650
Impairment losses		**(4,319)**	(4,831)	**(2)**	(27)
		145,388	169,082	**29,674**	41,623
Other receivables		**30,571**	41,394	**8,361**	7,840
Impairment losses		**(302)**	(304)	**(1,512)**	(1,514)
		30,269	41,090	**6,849**	6,326
Deposits, prepayments and tax recoverable		**102,848**	84,797	**352**	221
Derivative financial instruments		**-**	94	**-**	-
Lease premium prepayments		**2,141**	2,252	**-**	-
Accrued receivables	12	**7,789**	6,398	**273**	228
Amounts owing by:					
- subsidiaries	5	**-**	-	**1,913,317**	1,020,370
- associates	6	**505**	195	**9**	-
- jointly-controlled entities	7	**787,880**	391,928	**327,808**	297,964
- fellow subsidiaries	13	**127**	9,492	**13**	9,409
		1,076,947	705,328	**2,278,295**	1,376,141

The maximum exposure to credit risk for trade receivables, other receivables and amounts owing by subsidiaries, associates, jointly-controlled entities and fellow subsidiaries at the balance sheet date by business segment is:

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Property development	**816,325**	427,354	**1,766,961**	913,508
Hotel operations	**135,835**	141,298	**249**	317
Rental properties	**2,758**	27,945	**327,208**	297,155
Others	**9,251**	15,190	**183,252**	164,712
	964,169	611,787	**2,277,670**	1,375,692

11 Trade and other receivables (cont'd)

Impairment losses

The ageing of trade receivables at the balance sheet date is:

	Gross 2007 $'000	Impairment losses 2007 $'000	Gross 2006 $'000	Impairment losses 2006 $'000
Group				
Not past due	**79,396**	**59**	113,003	57
Past due 0 – 30 days	**41,240**	**65**	38,432	12
Past due 31 – 60 days	**12,412**	**603**	8,570	1,122
Past due 61 – 90 days	**3,706**	**1,527**	4,193	1,244
More than 90 days	**12,953**	**2,065**	9,715	2,396
	149,707	**4,319**	173,913	4,831
Company				
Not past due	**26,293**	**-**	37,321	–
Past due 0 – 30 days	**1,463**	**-**	3,156	–
Past due 31 – 60 days	**1,418**	**-**	130	–
Past due 61 – 90 days	**120**	**-**	956	–
More than 90 days	**382**	**2**	87	27
	29,676	**2**	41,650	27

The change in impairment losses in respect of trade and other receivables during the year is as follows:

	Group		Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
At 1 January	**5,135**	7,723	**1,541**	1,631
Charge/(Write-back) of impairment losses	**50**	(795)	**-**	(67)
Impairment losses utilised	**(412)**	(1,608)	**(25)**	(4)
Translation differences on consolidation	**(152)**	(185)	**(2)**	(19)
At 31 December	**4,621**	5,135	**1,514**	1,541

The Group's historical experience in the collection of trade and other receivables falls within the recorded allowances. Due to this factor, management believes that no additional credit risks beyond amount provided for collection losses is inherent in the Group's trade and other receivables.

Trade receivables that were not past due relate to a wide range of customers for whom there has not been a significant change in the credit quality.

12 Accrued receivables

Accrued receivables represent mainly the remaining balances of sales consideration to be billed. In accordance with the Group's accounting policy, income is recognised on the sale of certain development properties on the progress of the construction work. Upon receipt of the Temporary Occupation Permit, the balance of sales consideration to be billed is included as accrued receivables.

13 Amounts owing by and to fellow subsidiaries

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Amounts owing by fellow subsidiaries					
- trade		**60**	32	**13**	6
- non-trade		**67**	9,460	**-**	9,403
	11	**127**	9,492	**13**	9,409
Amounts owing to fellow subsidiaries					
- trade		**17**	–	**17**	–
- non-trade		**426**	210	**–**	–
	28	**443**	210	**17**	–

Fellow subsidiaries are subsidiaries of the immediate holding company which are subject to common control. The amounts owing by and to fellow subsidiaries are interest-free, unsecured and repayable on demand.

14 Cash and cash equivalents

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Amounts held under the Singapore development project rules, withdrawals from which are restricted to project-related payments		**95,192**	43,055	**86,117**	41,061
Fixed deposits placed with financial institutions which are:					
- fellow subsidiaries		**38,051**	21,054	**–**	–
- others		**207,882**	509,365	**13,000**	51,976
		245,933	530,419	**13,000**	51,976
Cash at banks and in hand		**370,477**	203,450	**3,910**	6,704
Cash and cash equivalents		**711,602**	776,924	**103,027**	99,741
Bank overdrafts	19	**(1,036)**	(2,319)		
Cash and cash equivalents in the consolidated cash flow statement		**710,566**	774,605		

15 Share capital

	Company			
	2007		2006	
	Number of shares	$'000	Number of shares	$'000
Issued and fully paid ordinary share capital with no par value:				
At 1 January	**909,301,330**	**1,661,179**	888,801,058	444,400
Issue of shares during the year	**-**	**-**	20,500,272	50,848
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	**-**	**-**	-	1,165,931
At 31 December	**909,301,330**	**1,661,179**	909,301,330	1,661,179
Issued and fully paid non-redeemable convertible non-cumulative preference share capital with no par value:				
At 1 January	**330,874,257**	**330,218**	330,874,257	16,544
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	**-**	**-**	-	313,674
At 31 December	**330,874,257**	**330,218**	330,874,257	330,218
Total share capital		**1,991,397**		1,991,397

Ordinary share capital

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at General Meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

On 11 May 2004, the Company issued 82,718,564 bonus warrants, which were subsequently listed on the Official List of the Singapore Exchange Securities Trading Limited on 13 May 2004. Each bonus warrant carried the right to subscribe in cash for one ordinary share of the Company at the exercise price of $2.50, subject to adjustments under certain circumstances in accordance with the terms and conditions of the bonus warrants as set out in a Deed Poll dated 6 May 2004.

As at 31 December 2007, there were no outstanding bonus warrants as bonus warrants which were not exercised as at 10 May 2006 (date of expiry of the subscription rights comprised in the bonus warrants) had lapsed. In 2006, the Company issued 20,500,272 new ordinary shares arising from the exercise of subscription rights by bonus warrants holders.

Preference share capital

On 9 June 2004, the Company issued 330,874,257 non-redeemable convertible non-cumulative preference shares (Preference Shares), then of par value of $0.05 each, at an issue price of $1.00 each, which were subsequently listed on the Official List of the Singapore Exchange Securities Trading Limited on 14 June 2004. The Preference Shares are convertible at the sole option of the Company at any time on or after the second anniversary of the date of issue of the Preference Shares, into fully-paid ordinary shares of the Company at the conversion ratio of 0.136 ordinary share for each Preference Share.

15 Share capital (cont'd)

In the event the Company exercises its right of conversion, the Company shall pay to preference shareholders a one-off preference cash dividend at the fixed rate of 64% (net) of the issue price for each Preference Share (Additional Preference Dividend) and any preference dividend accrued but unpaid.

As at 31 December 2007, a maximum number of 44,998,898 (2006: 44,998,898) ordinary shares are issuable upon full conversion at the sole option of the Company of all the Preference Shares.

Holders of Preference Shares have no voting rights, except under certain circumstances provided for in the Companies Act as set out in the Company's Articles of Association.

The Preference Shares rank:

(i) *pari passu* without any preference or priority among themselves; and

(ii) in priority over the ordinary shares in respect of (a) payment of the Preference Dividend (when, as and if declared) and the Additional Preference Dividend; and (b) in the event of a winding-up of or return of capital by the Company, payment of any Preference Dividend that has accrued to holders of Preference Shares and is unpaid, the Additional Preference Dividend (whether or not then due) as well as the amount paid up on the Preference Shares (including the premium paid thereon).

Capital management

The Group's primary objective in capital management is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and to continue to maintain its future development and growth of the business.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders or issue new shares or other financial instruments.

The Group monitors capital using a net debt equity ratio, which is defined as net borrowings divided by total capital employed (including minority interests).

	Group	
	2007	**2006**
	$'000	**$'000**
Total borrowings	**4,039,498**	3,356,061
Cash and cash equivalents	**(711,602)**	(776,924)
Net debt	**3,327,896**	2,579,137
Total capital employed	**6,916,397**	6,380,099
Net debt equity ratio	**0.48**	0.40

No changes were made to the above objectives, policies or process during the years ended 31 December 2006 and 2007.

16 Reserves

	Group		Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Capital reserve	**147,132**	147,132	**63,743**	63,743
Hedging reserve	**(189)**	(189)	**-**	-
Fair value reserve	**26,857**	25,448	**19,483**	19,228
Share option reserve	**4,964**	2,757	**-**	-
Exchange fluctuation reserve	**36,166**	81,748	**-**	-
Accumulated profits	**2,992,457**	2,486,242	**2,260,223**	1,831,990
	3,207,387	2,743,138	**2,343,449**	1,914,961

The capital reserve comprises mainly negative goodwill on the consolidation of subsidiaries.

Hedging reserve comprises the Group's share of the hedging reserve of an associate which relates to the effective portion of the cumulative net change in fair value of cash flow hedging instruments relating to hedged transactions that have not yet occurred.

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investments are derecognised.

The share option reserve comprises the cumulative value of employee services received for the issue of share options.

The exchange fluctuation reserve comprises:

(a) foreign exchange differences arising from the translation of the financial statements of foreign entities whose functional currencies are different from the presentation currency of the Company;

(b) the gain or loss on instruments used to hedge the Group's net investment in foreign entities that are determined to be effective hedges; and

(c) exchange differences on monetary items which form part of the Group's net investment in foreign operations, provided certain conditions are met.

The accumulated profits of the Group include profits of $333,901,000 (2006: $102,110,000) attributable to associates and jointly-controlled entities.

17 Total equity

	Note	Share capital $'000	Share premium $'000	Capital reserve $'000
Group				
At 1 January 2006		460,944	1,492,324	148,143
Translation differences arising on consolidation of foreign subsidiaries		–	–	–
Exchange differences on hedges of net investment in foreign entities		–	–	–
Exchange differences on monetary items forming part of net investment in foreign entities		–	–	–
Change in fair value of equity investments available for sale		–	–	–
Share of other reserve movements of an associate		–	–	(3,351)
Actuarial losses on defined benefit plans		–	–	–
Net (losses)/gains recognised directly in equity		–	–	(3,351)
Profit for the year		–	–	–
Total recognised income and expenses for the year		–	–	(3,351)
Issue of ordinary shares	15	50,848	403	–
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	15	1,479,605	(1,492,727)	–
Change of interest in subsidiaries		–	–	2,340
Value of employee services received for issue of share options		–	–	–
Dividends	33	–	–	–
At 31 December 2006		1,991,397	–	147,132

Hedging reserve $'000	Fair value reserve $'000	Share option reserve $'000	Exchange fluctuation reserve $'000	Accumulated profits $'000	Total attributable to equity holders of the Company $'000	Minority interests $'000	Total equity $'000
–	21,403	1,792	142,075	2,281,135	4,547,816	1,527,445	6,075,261
–	–	–	(54,861)	–	(54,861)	(55,272)	(110,133)
–	–	–	(1,324)	–	(1,324)	(113)	(1,437)
–	–	–	(4,142)	–	(4,142)	(3,739)	(7,881)
–	4,045	–	–	–	4,045	–	4,045
(189)	–	–	–	–	(3,540)	(3,198)	(6,738)
–	–	–	–	(1,367)	(1,367)	(1,388)	(2,755)
(189)	4,045	–	(60,327)	(1,367)	(61,189)	(63,710)	(124,899)
–	–	–	–	351,659	351,659	211,307	562,966
(189)	4,045	–	(60,327)	350,292	290,470	147,597	438,067
–	–	–	–	–	51,251	–	51,251
–	–	–	–	13,122	–	–	–
–	–	7	–	–	2,347	9,487	11,834
–	–	958	–	–	958	864	1,822
–	–	–	–	(158,307)	(158,307)	(39,829)	(198,136)
(189)	25,448	2,757	81,748	2,486,242	4,734,535	1,645,564	6,380,099

17 Total equity (cont'd)

	Note	Share capital $'000	Capital reserve $'000
Group			
At 1 January 2007		1,991,397	147,132
Translation differences arising on consolidation of foreign subsidiaries		–	–
Exchange differences on hedges of net investment in foreign entities		–	–
Exchange differences on monetary items forming part of net investment in foreign entities		–	–
Change in fair value of equity investments available for sale		–	–
Actuarial losses on defined benefit plans		–	–
Net gains/(losses) recognised directly in equity		–	–
Profit for the year		–	–
Total recognised income and expenses for the year		–	–
Net return of capital to minority interests		–	–
Value of employee services received for issue of share options		–	–
Dividends	33	–	–
At 31 December 2007		1,991,397	147,132

	Hedging reserve $'000	Fair value reserve $'000	Share option reserve $'000	Exchange fluctuation reserve $'000	Accumulated profits $'000	Total attributable to equity holders of the Company $'000	Minority interests $'000	Total equity $'000
	(189)	25,448	2,757	81,748	2,486,242	4,734,535	1,645,564	6,380,099
	–	–	–	(37,017)	–	(37,017)	(27,094)	(64,111)
	–	–	–	(407)	–	(407)	(368)	(775)
	–	–	–	(8,158)	–	(8,158)	(6,693)	(14,851)
	–	1,409	–	–	–	1,409	–	1,409
	–	–	–	–	(826)	(826)	(747)	(1,573)
	–	1,409	–	(45,582)	(826)	(44,999)	(34,902)	(79,901)
	–	–	–	–	724,993	724,993	164,226	889,219
	–	1,409	–	(45,582)	724,167	679,994	129,324	809,318
	–	–	–	–	–	–	(23,735)	(23,735)
	–	–	2,207	–	–	2,207	1,993	4,200
	–	–	–	–	(217,952)	(217,952)	(35,533)	(253,485)
	(189)	26,857	4,964	36,166	2,992,457	5,198,784	1,717,613	6,916,397

18 Equity compensation benefits

By the Company

Under the terms of the City Developments Share Option Scheme 2001 (CDL Scheme), offers of the grant of options may be made to:

(i) Group Employees and Parent Group Employees (both as defined in the CDL Scheme) which may be exercisable during an option exercise period commencing from the date that the option vests and expiring on the day preceding the tenth anniversary of its date of grant; and

(ii) Non-Executive Directors, Parent Group Non-Executive Directors and Associated Company Employees (all three as defined in the CDL Scheme) which may be exercisable during an option exercise period commencing from the date that the option vests and expiring on the day preceding the fifth anniversary of its date of grant.

Options granted under the CDL Scheme may have subscription prices that are, at the Scheme Committee's discretion, (i) Market Price Options; or (ii) Discount Price Options; or (iii) Incentive Price Options (all three as defined in the CDL Scheme).

The aggregate number of ordinary shares over which options may be granted under the CDL Scheme on any date, when added to the number of ordinary shares issued and issuable in respect of all options granted under the CDL Scheme, shall not exceed 8% of the total number of issued ordinary shares in the capital of the Company on the day preceding the relevant date of grant. The aggregate number of ordinary shares which may be offered by way of grant of options to Parent Group Employees and Parent Group Non-Executive Directors collectively under the CDL Scheme shall not exceed 20% of the total number of ordinary shares available under the CDL Scheme.

No options have been granted since the commencement of the CDL Scheme.

There were no unissued shares of the Company under option as at the end of the financial year.

The CDL Scheme shall continue to be in force at the discretion of the CDL Scheme Committee for a maximum period of 10 years commencing from its adoption on 30 January 2001.

By Subsidiaries

City e-Solutions Limited

The City e-Solutions Limited Share Option Scheme (CES Scheme) was adopted by the shareholders of CES at the Annual General Meeting of CES held on 27 April 2005.

The subscription price of the CES shares under the CES Scheme shall be a price determined by the CES Scheme Committee at its absolute discretion which may require the achievement of performance targets by the Grantee as specified by the CES Scheme Committee. The subscription price shall not be less than the highest of:

(i) the official closing price of the CES shares as stated in the daily quotations sheet of the Hong Kong Stock Exchange on the Offer Date;

(ii) the average of the official closing price of the CES shares as stated in the daily quotations sheets of the Hong Kong Stock Exchange for the five business days immediately preceding the Offer Date; and

(iii) the nominal value of a CES share.

During the financial year under review, (i) no options were granted to subscribe for ordinary shares of HK$1.00 each in CES; and (ii) no ordinary shares of HK$1.00 each in CES were issued pursuant to the CES Scheme.

As at the end of the financial year, there were no unissued shares under options pursuant to the CES Scheme.

The options granted by CES do not entitle the holders of the options, by virtue of such holding, to any rights to participate in any share issue of any other company.

18 Equity compensation benefits (cont'd)

By Subsidiaries (cont'd)

Millennium & Copthorne Hotels plc

Millennium & Copthorne Hotels plc (M&C) has the following share option schemes:

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme;

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme;

(iii) Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006; and

(iv) Millennium & Copthorne Hotels Long-Term Incentive Plan.

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

(a) The Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (M&C 2003 Scheme) was approved by the shareholders at the Annual General Meeting of M&C held on 21 May 2002. There are 2 parts of the M&C 2003 Scheme, namely the "Approved" part for which approval from the United Kingdom Inland Revenue has been obtained, and the "Unapproved" part which is not designed for the United Kingdom Inland Revenue approval and which is used primarily where employees have more than £30,000 worth of outstanding approved options or are not based in the United Kingdom. Except to the extent required to obtain the United Kingdom Inland Revenue approval, the Approved and Unapproved parts of the M&C 2003 Scheme are in all material aspects identical.

(b) Under the terms of the M&C 2003 Scheme,

(i) All employees of M&C, its subsidiaries and joint ventures (including directors who are required to devote substantially the whole of their working time to the business of the M&C Group who are not within 6 months of contractual retirement ages) will be eligible to participate in the M&C 2003 Scheme.

(ii) No option may be granted to an individual if it would cause the aggregate exercise price of options granted to him in any year under the M&C 2003 Scheme to exceed 200% of his basic salary, other than in exceptional circumstances (where the limit is 400% of basic salary).

(iii) No payment will be required for the grant of an option. Acquisition price upon the exercise of an option will not be less than the higher of:

- the average of the middle-market quotations of a share on the London Stock Exchange on the 3 dealing days immediately prior to grant date, provided that no such dealing day may fall prior to the date on which M&C last announced its results for any period; and

- the nominal value of a share (unless the option is expressed to relate only to existing shares).

(c) No options may be granted which would cause the number of shares issued or issuable pursuant to options granted in the previous 10 years under the M&C 2003 Scheme or under any other share option scheme, or issued in that period under any employee share scheme (other than an option scheme) to exceed 10% of M&C's issued ordinary share capital from time to time. Not more than 5% of M&C's issued ordinary share capital from time to time may relate to discretionary share schemes.

18 Equity compensation benefits (cont'd)

Millennium & Copthorne Hotels plc (cont'd)

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

(a) The Millennium & Copthorne Hotels Executive Share Option Scheme (M&C 1996 Scheme) is divided into two parts, Part A which was approved by the United Kingdom Inland Revenue under Schedule 9 of the United Kingdom Income and Corporation Taxes Act 1988 on 12 April 1996 and Part B, which was an unapproved executive share option scheme designed for the United Kingdom (UK) and non-UK executives of M&C.

(b) Under the terms of Part A of the M&C 1996 Scheme, the board may offer any full time director or employee of M&C and its subsidiaries (M&C Group) (other than anyone within two years of retirement, or anyone who has a material interest in a close company and is thereby rendered ineligible under Paragraph 8, Schedule 9 of the United Kingdom Income and Corporation Taxes Act 1988), to participate in Part A of the M&C 1996 Scheme.

A person is eligible to be granted an option under Part B if he is a director or employee of any member of the M&C Group which is required to devote the whole or substantially the whole of his working time to the service of any member of the M&C Group.

Where an option has been exercised under Part B, the board may elect to pay cash to the executive concerned instead of issuing ordinary shares.

(c) No option shall be granted under the M&C 1996 Scheme in the period of 5 calendar years beginning with the year 1996 which would, at the time they are granted, cause the number of shares in M&C which shall have been or may be issued in pursuance of options granted in that period, or shall have been issued in that period otherwise than in pursuance of options, under the M&C 1996 Scheme or under any other employees' share option scheme adopted by M&C to exceed such number as representing 5% of the ordinary share capital of M&C in issue at that time.

(d) No option shall be granted under the M&C 1996 Scheme in any year which would, at the time they are granted, cause the number of shares in M&C which shall have been or may be issued in pursuance of options granted in the period of 10 calendar years ending with that year, or have been issued in that period otherwise than in pursuance of options, under the M&C 1996 Scheme or under any other employees' share scheme adopted by M&C to exceed such number as representing 10% of the ordinary share capital of M&C in issue at that time.

(e) The total subscription price payable for ordinary shares under options granted in any 10-year period (leaving out of account options which have been exercised) to any person under the M&C 1996 Scheme may not exceed four times the higher of the executive's total annual remuneration at that time and the total remuneration paid by the M&C Group to the executive in the preceding 12 months.

(iii) Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006

(a) The Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006 (M&C Sharesave Schemes) are the United Kingdom Inland Revenue approved schemes under which the executive directors of M&C and the M&C Group employees are eligible to participate.

(b) Under the terms of the M&C Sharesave Schemes, M&C Group employees were to enter into a 3-year or 5-year savings contract, with an option to purchase shares at a pre-determined exercise price on maturity of the savings contract. The first such scheme was introduced in 1996 with a life of ten years. A replacement scheme was approved by the shareholders at M&C's Annual General Meeting on 4 May 2006.

(c) No payment is required for the grant of an option.

18 Equity compensation benefits (cont'd)

Millennium & Copthorne Hotels plc (cont'd)

(iii) Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006 (cont'd)

(d) The options may be exercised upon maturity provided that the monies agreed under the savings contract are fully paid and the participant continues to hold office or employment with M&C. The M&C Sharesave Schemes provide that shares in M&C can be purchased at the option price up to the value of the accrued savings and interests in the event of retirement at normal retirement age, redundancy, injury, disability or by the employees' estate in the event of their death.

(e) M&C may grant options up to the value of a savings contract at maturity. Participants cannot enter into contracts where their savings, in aggregate, would exceed £250 per month.

(iv) Millennium & Copthorne Hotels Long-Term Incentive Plan

The Millennium & Copthorne Hotels Long-Term Incentive Plan (LTIP) was approved at the M&C Annual General Meeting held on 4 May 2006. Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries. The level of awards made under the terms of the LTIP are determined by M&C's Remuneration Committee.

Vesting of Performance Share Awards is subject to the achievement of stretching performance targets. Consistent with the performance measures for M&C's executive share options schemes, earnings per share (EPS) targets have been chosen so that participants are incentivised to deliver significant earnings growth which, in turn, should return substantial shareholder value.

The performance condition applying to Performance Share Awards require M&C's EPS to grow, in real terms, over a period of three consecutive financial years after award. Performance Share Awards will vest on the third anniversary of the award being made, subject to the EPS growth targets being met. Awards will not be subject to re-testing.

18 Equity compensation benefits (cont'd)

Details of the options granted under the M&C option schemes on the unissued ordinary shares of £0.30 each in a subsidiary, M&C, as at the end of the financial year, presented in Sterling Pound, are as follows:

(i) Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme

2006

Date of grant of options	Exercise price per share £	Options outstanding as at 1 January 2006	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding as at 31 December 2006	Options exercisable as at 31 December 2006	Exercise period
Part I									
10.03.2003	1.9350	63,822	–	(23,255)	(1,292)	–	39,275	39,275	10.03.2006 – 09.03.2013
16.03.2004	2.9167	62,049	–	(10,284)	(1)	–	51,764	–	16.03.2007 – 15.03.2014
24.03.2005	3.9842	52,703	–	(7,529)	(7,529)	–	37,645	–	24.03.2008 – 23.03.2015
Part II									
10.03.2003	1.9350	1,126,129	–	(125,657)	(453,230)	–	547,242	547,242	10.03.2006 – 09.03.2013
16.03.2004	2.9167	594,720	–	(41,143)	(220,658)	–	332,919	–	16.03.2007 – 15.03.2014
24.03.2005	3.9842	676,248	–	(143,065)	(180,458)	–	352,725	–	24.03.2008 – 23.03.2015
		2,575,671	–	(350,933)	(863,168)	–	1,361,570	586,517	

2007

Date of grant of options	Exercise price per share £	Options outstanding as at 1 January 2007	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding as at 31 December 2007	Options exercisable as at 31 December 2007	Exercise period
Part I									
10.03.2003	1.9350	39,275	–	(20,837)	(3,801)	–	14,637	14,637	10.03.2006 – 09.03.2013
16.03.2004	2.9167	51,764	–	(31,195)	(10,284)	–	10,285	10,285	16.03.2007 – 15.03.2014
24.03.2005	3.9842	37,645	–	–	(7,529)	–	30,116	–	24.03.2008 – 23.03.2015
Part II									
10.03.2003	1.9350	547,242	–	(97,669)	(20,258)	–	429,315	429,315	10.03.2006 – 09.03.2013
16.03.2004	2.9167	332,919	–	(273,361)	–	–	59,558	59,558	16.03.2007 – 15.03.2014
24.03.2005	3.9842	352,725	–	(20,993)	(96,549)	–	235,183	–	24.03.2008 – 23.03.2015
		1,361,570	–	(444,055)	(138,421)	–	779,094	513,795	

Notes to the Financial Statements

Year ended 31 December 2007

18 Equity compensation benefits (cont'd)

(ii) Millennium & Copthorne Hotels Executive Share Option Scheme

2006

Date of grant of options	Exercise price per share £	Options outstanding as at 1 January 2006	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding as at 31 December 2006	Options exercisable as at 31 December 2006	Exercise period
Part A									
05.03.1998	4.6087	6,509	–	–	–	–	6,509	6,509	05.03.2001 - 04.03.2008
19.11.1999	3.9856	7,526	–	(7,526)	–	–	–	–	19.11.2002 - 18.11.2009
17.03.2000	3.3500	8,955	–	–	(8,955)	–	–	–	17.03.2003 - 16.03.2010
23.10.2000	3.9500	7,594	–	(7,594)	–	–	–	–	23.10. 2003 - 22.10.2010
20.03.2001	4.3500	48,272	–	(41,376)	(6,896)	–	–	–	20.03.2004 - 19.03.2011
15.03.2002	3.2250	26,356	–	(17,829)	–	–	8,527	8,527	15.03.2005 - 14.03.2012
		105,212	–	(74,325)	(15,851)	–	15,036	15,036	

2007

Date of grant of options	Exercise price per share £	Options outstanding as at 1 January 2007	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding as at 31 December 2007	Options exercisable as at 31 December 2007	Exercise period
Part A									
05.03.1998	4.6087	6,509	–	–	–	–	6,509	6,509	05.03.2001 - 04.03.2008
15.03.2002	3.2250	8,527	–	(8,527)	–	–	–	–	15.03.2005 - 14.03.2012
		15,036	–	(8,527)	–	–	6,509	6,509	

2006

Date of grant of options	Exercise price per share £	Options outstanding as at 1 January 2006	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding as at 31 December 2006	Options exercisable as at 31 December 2006	Exercise period
Part B									
05.03.1999	4.8321	40,436	–	–	–	(40,436)	–	–	05.03.2002 - 04.03.2006
19.11.1999	3.9856	47,670	–	(47,670)	–	–	–	–	19.11.2002 - 18.11.2006
17.03.2000	3.3500	18,369	–	(10,414)	(7,955)	–	–	–	17.03.2003 - 16.03.2007
23.10.2000	3.9500	5,570	–	(5,570)	–	–	–	–	23.10.2003 - 22.10.2007
14.03.2001	4.3250	120,231	–	–	(50,867)	–	69,364	69,364	14.03.2004 - 13.03.2008
20.03.2001	4.3500	131,714	–	(74,190)	(30,810)	(20,690)	6,024	6,024	20.03.2004 - 19.03.2008
15.03.2002	3.2250	150,418	–	(33,119)	(28,358)	–	88,941	88,941	15.03.2005 - 14.03.2009
		514,408	–	(170,963)	(117,990)	(61,126)	164,329	164,329	

2007

Date of grant of options	Exercise price per share £	Options outstanding as at 1 January 2007	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding as at 31 December 2007	Options exercisable as at 31 December 2007	Exercise period
Part B									
14.03.2001	4.3250	69,364	–	–	–	–	69,364	69,364	14.03.2004 - 13.03.2008
20.03.2001	4.3500	6,024	–	(6,024)	–	–	–	–	20.03.2004 - 19.03.2008
15.03.2002	3.2250	88,941	–	–	–	–	88,941	88,941	15.03.2005 - 14.03.2009
		164,329	–	(6,024)	–	–	158,305	158,305	

18 Equity compensation benefits (cont'd)

(iii) Millennium & Copthorne Hotels Sharesave Schemes 1996 and 2006

2006

Date of grant of options	Exercise price per share £	Options outstanding as at 1 January 2006	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding as at 31 December 2006	Options exercisable as at 31 December 2006	Exercise period
09.05.2000	3.1000	4,134	–	–	–	(4,134)	–	–	01.07.2005 – 31.12.2005
08.05.2001	3.1360	22,161	–	(10,435)	(5,811)	–	5,915	5,915	01.07.2006 – 31.12.2006
21.05.2002	2.9200	10,341	–	–	–	(10,341)	–	–	01.07.2005 – 31.12.2005
21.05.2002	2.9200	21,074	–	–	(1,586)	–	19,488	–	01.07.2007 – 31.12.2007
28.04.2003	1.5040	122,244	–	(98,000)	(10,302)	–	13,942	13,942	01.07.2006 – 31.12.2006
28.04.2003	1.5040	109,417	–	(12,679)	(36,461)	–	60,277	–	01.07.2008 – 31.12.2008
20.04.2004	2.3400	49,363	–	–	(4,347)	–	45,016	–	01.07.2007 – 31.12.2007
20.04.2004	2.3400	28,499	–	–	(2,933)	–	25,566	–	01.07.2009 – 31.12.2009
23.03.2005	3.0800	67,407	–	–	(16,236)	–	51,171	–	01.07.2008 – 31.12.2008
23.03.2005	3.0800	39,479	–	–	(8,368)	–	31,111	–	01.07.2010 – 31.12.2010
19.06.2006	3.2500	–	73,728	–	(1,840)	–	71,888	–	01.08.2009 – 31.01.2010
19.06.2006	3.2500	–	43,677	–	(4,953)	–	38,724	–	01.08.2011 – 31.01.2012
		474,119	117,405	(121,114)	(92,837)	(14,475)	363,098	19,857	

2007

Date of grant of options	Exercise price per share £	Options outstanding as at 1 January 2007	Options granted during the year	Options exercised during the year	Options forfeited during the year	Options expired during the year	Options outstanding as at 31 December 2007	Options exercisable as at 31 December 2007	Exercise period
08.05.2001	3.1360	5,915	–	–	–	(5,915)	–	–	01.07.2006 – 31.12.2006
21.05.2002	2.9200	19,488	–	(17,221)	–	–	2,267	2,267	01.07.2007 – 31.12.2007
28.04.2003	1.5040	13,942	–	–	–	(13,942)	–	–	01.07.2006 – 31.12.2006
28.04.2003	1.5040	60,277	–	(1,840)	(2,528)	–	55,909	–	01.07.2008 – 31.12.2008
20.04.2004	2.3400	45,016	–	(40,507)	–	(805)	3,704	3,704	01.07.2007 – 31.12.2007
20.04.2004	2.3400	25,566	–	–	(139)	–	25,427	–	01.07.2009 – 31.12.2009
23.03.2005	3.0800	51,171	–	–	(19,006)	–	32,165	–	01.07.2008 – 31.12.2008
23.03.2005	3.0800	31,111	–	–	(2,146)	–	28,965	–	01.07.2010 – 31.12.2010
19.06.2006	3.2500	71,888	–	–	(24,385)	–	47,503	–	01.08.2009 – 31.01.2010
19.06.2006	3.2500	38,724	–	–	(4,953)	–	33,771	–	01.08.2011 – 31.01.2012
26.03.2007	5.2000	–	31,919	–	(2,178)	–	29,741	–	01.07.2010 – 31.12.2010
26.03.2007	5.2000	–	22,094	–	(3,149)	–	18,945	–	01.07.2012 – 31.12.2012
		363,098	54,013	(59,568)	(58,484)	(20,662)	278,397	5,971	

18 Equity compensation benefits (cont'd)

(iv) Millennium & Copthorne Hotels plc Long-Term Incentive Plan

Date of award	Balance at beginning of year	Awards awarded during the year	Awards vested during the year	Awards forfeited during the year	Awards expired during the year	Balance at end of year	Vesting date
2006							
01.09.2006	-	266,152	-	-	-	266,152	01.09.2009
2007							
01.09.2006	266,152	-	(4,984)	(60,313)	-	200,855	01.09.2009
27.03.2007	-	360,015	-	(176,007)	-	184,008	27.03.2010
18.09.2007	-	75,012	-	-	-	75,012	18.09.2010
	266,152	435,027	(4,984)	(236,320)	-	459,875	

For options exercised during 2007, the weighted average share price at the date of exercise is £6.66 (2006: £4.70). Options were exercised on a regular basis throughout the year. The options outstanding as at 31 December 2007 have an exercise price in the range of £1.504 to £5.20 and a weighted average contractual life of 4 years (2006: 6 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a stochastic model.

The share option pricing model involves six variables, namely the exercise price, share price at grant date, expected life of option (note (a) below), expected volatility of share price (note (b) below), risk free interest rate and expected dividend yield (note (c) below).

The variables used in estimating the fair value of options and awards granted under the M&C option schemes, presented in Sterling Pound, are as follows:

	Date of grant	Awards/ Options granted	Share price prevailing on date of grant £	Exercise price £	Fair value £	Expected term (years)	Expected volatility	Expected dividend yield	Risk free interest rates
2007									
LTIP (directors)	27.03.2007	360,015	6.7850	-	6.535	3	-	1.25%	-
LTIP (non-directors)	18.09.2007	75,012	4.9025	-	4.655	3	-	1.73%	-
Sharesave Scheme (3 year)	26.03.2007	31,919	6.7250	5.200	2.238	3.25	20.5%	1.26%	5.31%
Sharesave Scheme (5 year)	26.03.2007	22,094	6.7250	5.200	2.789	5.25	28.1%	1.26%	5.21%
2006									
LTIP (directors)	01.09.2006	67,834	4.5175	Nil	4.293	3	-	1.70%	-
LTIP (non-directors)	01.09.2006	198,318	4.5175	Nil	4.293	3	-	1.70%	-
Sharesave Scheme (3 year)	01.08.2006	73,728	4.1200	3.250	1.283	3.25	24.6%	1.87%	4.74%
Sharesave Scheme (5 year)	01.08.2006	43,677	4.1200	3.250	1.620	5.25	32.3%	1.87%	4.71%

Note (a)

Directors: 30% exercise after 3 years if gain; 25% of the remainder in following years using reducing balance method; 1% exercise in years 4 to 10 (on reducing balance method) and the balance of options exercised at maturity (year 10) if "in the money".

Non-directors: 45% after 3 years if gain; 25% of the remainder in following years using reducing balance method; 10% exercise in years 1 to 3 (straight-line); 5% exercise on third anniversary; 5% exercise in years 4 to 10 (on reducing balance method) and the balance of options exercised at maturity (year 10) if "in the money".

Note (b)

The expected volatility is based upon the movement in the share price over a certain period until the grant date. The length of the period is close to the expected term of the option granted.

Note (c)

The expected dividend yield is based upon dividends announced in the 12 months prior to grant calculated as a percentage of the share price on the date of grant.

19 Interest-bearing borrowings

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Term loans	20	**2,281,369**	1,707,042	**1,289,116**	606,711
Finance lease creditors	21	**213**	6,561	**15**	20
Bonds and notes	22	**1,597,367**	1,557,215	**529,643**	517,799
Bank loans	23	**151,682**	75,281	**151,682**	75,281
Bank overdrafts	14	**1,036**	2,319	**–**	–
		4,031,667	3,348,418	**1,970,456**	1,199,811
Repayable:					
- Within 1 year		**796,290**	1,031,471	**351,647**	610,427
- After 1 year but within 5 years		**3,180,132**	2,316,947	**1,566,887**	589,384
- After 5 years		**55,245**	–	**51,922**	–
		4,031,667	3,348,418	**1,970,456**	1,199,811

20 Term loans

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Secured		**423,951**	682,277	**–**	–
Unsecured		**1,857,418**	1,024,765	**1,289,116**	606,711
	19	**2,281,369**	1,707,042	**1,289,116**	606,711
Repayable:					
- Within 1 year		**418,802**	533,767	**50,000**	277,169
- After 1 year but within 5 years		**1,859,244**	1,173,275	**1,239,116**	329,542
- After 5 years		**3,323**	–	**–**	–
		2,281,369	1,707,042	**1,289,116**	606,711

The term loans are obtained from banks and financial institutions.

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Secured term loans				
Repayable:				
- Within 1 year	**1,086**	256,083	**–**	–
- After 1 year but within 5 years	**419,542**	426,194	**–**	–
- After 5 years	**3,323**	–	**–**	–
	423,951	682,277	**–**	–

20 Term loans (cont'd)

The secured term loans are generally secured by:

- mortgages on the borrowing subsidiaries' development, investment and hotel properties (see Notes 10, 4 and 3); and
- assignment of all rights and benefits to sale, lease and insurance proceeds in respect of development, investment and hotel properties.

The Group's secured term loans bear interest at rates ranging from 2.33% to 9.37% (2006: 3.38% to 8.17%) per annum during the year.

	Group		Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Unsecured term loans				
Repayable:				
- Within 1 year	**417,716**	277,684	**50,000**	277,169
- After 1 year but within 5 years	**1,439,702**	747,081	**1,239,116**	329,542
	1,857,418	1,024,765	**1,289,116**	606,711

The Group's unsecured term loans bear interest at rates ranging from 1.14% to 7.42% (2006: 0.41% to 7.42%) per annum during the year. The Company's unsecured term loans bear interest at rates ranging from 1.85% to 4.57% (2006: 0.54% to 4.77%) per annum during the year.

21 Finance lease creditors

At the balance sheet date, the Group and the Company had obligations under finance leases that are repayable as follows:

	Note	Principal $'000	Interest $'000	Payments $'000
Group				
2007				
Repayable:				
- Within 1 year		70	4	74
- After 1 year but within 5 years		143	6	149
	19	213	10	223
2006				
Repayable:				
- Within 1 year		6,351	1,109	7,460
- After 1 year but within 5 years		210	22	232
	19	6,561	1,131	7,692
Company				
2007				
Repayable:				
- Within 1 year		6	1	7
- After 1 year but within 5 years		9	–	9
	19	15	1	16
2006				
Repayable:				
- Within 1 year		5	1	6
- After 1 year but within 5 years		15	1	16
	19	20	2	22

Under the terms of the lease agreements, no contingent rents are payable. The Group's and the Company's finance lease obligations bear interest at rates ranging from 3.33% to 8.00% (2006: 2.70% to 7.96%) and 6.51% (2006: 6.51%) per annum respectively during the year.

22 Bonds and notes

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Secured		**454,947**	475,194	**-**	–
Unsecured		**1,142,420**	1,082,021	**529,643**	517,799
	19	**1,597,367**	1,557,215	**529,643**	517,799
Repayable:					
- Within 1 year		**224,700**	413,753	**149,959**	257,972
- After 1 year but within 5 years		**1,320,745**	1,143,462	**327,762**	259,827
- After 5 years		**51,922**	–	**51,922**	-
		1,597,367	1,557,215	**529,643**	517,799
Secured bonds and notes					
Repayable:					
- Within 1 year		**-**	125,780	**-**	–
- After 1 year but within 5 years		**454,947**	349,414	**-**	–
		454,947	475,194	**-**	–

Secured bonds and notes comprise the following:

(i) $105 million (2006: $125 million) non-guaranteed secured notes (Notes) issued by a subsidiary bearing interest at rates of 5.49% to 6.11% (2006: 4.95% to 5.69%) per annum during the year. The Notes are redeemable at their principal amounts in February 2010 and are secured by a mortgage on the land and hotel building of a subsidiary and an assignment of insurance proceeds in respect of insurance over the said property; and

(ii) $350 million (2006: $350 million) medium term notes (MTNs) which comprise 4 series of notes issued by a subsidiary as part of a $700 million secured MTN programme established in 2001. The MTNs bear interest at rates ranging from 3.73% to 3.88% (2006: 3.73% to 3.88%) per annum and are secured by a mortgage over the commercial building and land jointly owned by two subsidiaries, as well as rental and insurance proceeds to be derived from the said properties. Unless previously redeemed or purchased and cancelled, the MTNs are redeemable at their principal amounts on their respective maturity dates from January 2009 to October 2011 (2006: January 2009 to October 2011).

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Unsecured bonds and notes				
Repayable:				
- Within 1 year	**224,700**	287,973	**149,959**	257,972
- After 1 year but within 5 years	**865,798**	794,048	**327,762**	259,827
- After 5 years	**51,922**	–	**51,922**	-
	1,142,420	1,082,021	**529,643**	517,799

Unsecured bonds and notes comprise:

(i) $530 million (2006: $518 million) MTNs which comprise 10 series of notes issued by the Company at various interest rates as part of a $700 million unsecured MTN programme established in 1999. The MTNs bear interest at rates ranging from 2.35% to 5.50% (2006: 2.35% to 5.50%) per annum. Unless previously redeemed or purchased and cancelled, the MTNs are redeemable at their principal amounts on their respective maturity dates from February 2008 to November 2014 (2006: from February 2007 to June 2010);

(ii) $613 million (2006: $564 million) MTNs which comprise 12 series of notes issued by a subsidiary as part of a $1 billion unsecured MTN programme established in 2002 bearing interest at rates ranging from 3.02% to 7.12% (2006: 2.70% to 6.37%) per annum. Unless previously redeemed or purchased and cancelled, the MTNs are redeemable at their principal amounts on their respective maturity dates from December 2008 to September 2012 (2006: from June 2007 to April 2011).

23 Bank loans

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Bank loans (unsecured) repayable within 1 year	19	**151,682**	75,281	**151,682**	75,281

Interest is charged at 0.66% to 3.79% (2006: 0.31% to 3.96%) per annum during the year.

24 Employee benefits

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Net liability for:				
- defined benefit obligations	**36,785**	45,178	**-**	-
- short-term accumulating compensated absences	**15,472**	15,988	**1,625**	1,477
- long service leave	**460**	348	**-**	-
	52,717	61,514	**1,625**	1,477
Repayable:				
- Within 1 year	**15,718**	16,336	**1,625**	1,477
- After 1 year	**36,999**	45,178	**-**	-
	52,717	61,514	**1,625**	1,477

Net liability for defined benefit obligations

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Present value of unfunded obligations	**14,789**	19,867	**-**	-
Present value of funded obligations	**110,891**	112,352	**-**	-
Fair value of plan assets	**(88,895)**	(87,041)	**-**	-
Liability for defined benefit obligations	**36,785**	45,178	**-**	-

The Group operates various funded pension schemes which are established in accordance with local conditions and practices within the countries concerned. The most significant funds are described below:

United Kingdom (UK)

The Group makes contributions to a pension scheme (the Millennium & Copthorne Pension Plan) for its UK employees, which was set up in 1993. The scheme is a funded defined benefit arrangement with different categories of membership. The Trustees of the Plan have appointed Russell Investments Ltd (formerly known as The Frank Russell Company Limited) and Legal and General Investment Management Limited as the investment managers of the Millennium & Copthorne Pension Plan. The assets of the Millennium & Copthorne Pension Plan are held separately from those of the Group.

24 Employee benefits (cont'd)

United Kingdom (UK) (cont'd)

The contributions required are determined by a qualified actuary on the basis of triennial valuations using the projected unit credit method. The last full actuarial valuation of this scheme was carried out by a qualified independent actuary as at 6 April 2005 and this has been updated on an approximate basis to 31 December 2007. The contributions of the Group during the year were 20.5% (2006: 20.5%) of pensionable salary, plus enhanced contributions of $3.3 million (£1.1 million) per annum to remove the plan's deficit. The same rate of contribution is expected to be paid during 2008.

As the defined benefit section is closed to new entrants, the current service cost, as a percentage of pensionable payroll is likely to increase as the membership ages, although it will be applied to a decreasing pensionable payroll. The assumptions which have the most significant effect on the results of the valuation are those relating to mortality, the discount rate and the rates of increase in salaries and pensions.

Korea

The Group makes contributions to a defined benefit pension plan for its employees. The contributions required are determined by an external qualified actuary using the projected unit credit method. The most recent valuation was carried out on 31 December 2007. The contributions of the Group were 10.9% (2006: 17.0%) of the employees' earnings. The assumptions which have the most significant effect on the results of the valuations are those relating to the discount rate and the rate of increase in salaries.

Taiwan

The Group makes contributions to a defined benefit pension plan for its employees. The contributions required are determined by an external qualified actuary using the projected unit credit method. The most recent valuation was carried out on 31 December 2007. The contributions of the Group were 6% (2006: 6%) of the employees' earnings. The assumptions which have the most significant effect on the results of the valuations are those relating to the discount rate and the rate of increase in salaries.

The assets of each scheme have been taken at market value and the liabilities have been calculated using the following principal assumptions:

	2007 UK	2007 Korea	2007 Taiwan	2006 UK	2006 Korea	2006 Taiwan
Inflation rate	3.20%	2.50%	–	3.10%	2.30%	–
Discount rate*	5.90%	7.00%	2.75%	5.23%	5.00%	2.50%
Rate of salary increase	3.70%	5.00%	3.00%	3.60%	5.00%	3.00%
Rate of pension increases	3.20%	–	–	3.10%	–	–
Annual expected return on plan assets	7.24%	5.00%	2.75%	6.17%	4.00%	2.50%

The life expectancies underlying the value of the accrued liabilities for the Millennium & Copthorne Pension Plan, based on retirement age of 65, are as follows:

	2007 years	2006 years
Males	**25**	22
Females	**28**	25

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which due to the timescale covered, may not be necessarily borne out in practice. The present value of the schemes' liabilities are derived from cash flow projections over long periods and are inherently uncertain. The expected annual return on UK plan assets for 2007 of 7.24% (2006: 6.17%) has been calculated using a 7.70% (2006: 6.48%) return on equity (representing 75% (2006: 75%) of the plan assets) and a 5.90% (2006: 5.23%) return on bonds (representing 25% (2006: 25%) of the plan assets).

* The discount rate used in respect of the UK pension scheme of 5.90% (2006: 5.23%) was based on the yield of the Merrill Lynch over-15 year AA rated corporate bond index.

24 Employee benefits (cont'd)

	Group 2007 $'000	Group 2006 $'000
Expense recognised in the income statement		
Current service costs	**5,754**	5,503
Interest on obligations	**6,214**	5,833
Expected return on plan assets	**(4,868)**	(4,104)
Defined benefit obligation expenses	**7,100**	7,232
The expense is recognised in the following line items in the income statement:		
Cost of sales	**3,201**	2,342
Administrative expenses	**3,275**	4,690
Other operating expenses	**624**	200
Defined benefit obligation expenses	**7,100**	7,232
Actual return on plan assets	**3,152**	5,235
Actuarial losses recognised directly in equity		
Cumulative amount at 1 January	**22,176**	17,724
Recognised during the year	**(1,988)**	4,452
Cumulative amount at 31 December	**20,188**	22,176
Changes in the present value of defined benefit obligations		
Defined benefit obligations as at 1 January	**132,219**	123,063
Actuarial (gains)/losses	**(3,703)**	5,583
Benefits paid	**(9,060)**	(10,248)
Contributions received	**304**	325
Interest cost	**6,214**	5,833
Service cost	**5,754**	5,503
Translation differences on consolidation	**(6,048)**	2,160
Defined benefit obligations at 31 December	**125,680**	132,219
Changes in the fair value of plan assets		
Fair value of plan assets at 1 January	**87,041**	77,186
Expected return	**4,868**	4,104
Actuarial (losses)/gains	**(1,715)**	1,131
Contributions by employees	**304**	325
Contributions by employer	**12,057**	12,342
Benefits paid	**(8,750)**	(9,923)
Translation differences on consolidation	**(4,910)**	1,876
Fair value of plan assets at 31 December	**88,895**	87,041

24 Employee benefits (cont'd)

The fair values of plan assets in each category are as follows:

	Group	
	2007 $'000	2006 $'000
Equity	**49,190**	48,067
Bonds	**16,278**	15,465
Cash	**23,427**	23,509
Fair value of plan assets	**88,895**	87,041

Trend analysis

Amounts for the current and previous four periods are as follows:

	2003 $'000	2004 $'000	2005 $'000	2006 $'000	2007 $'000
Present value of defined benefit obligations	(93,141)	(112,989)	(123,063)	(132,219)	(125,680)
Fair value of plan assets	61,993	71,252	77,186	87,041	88,895
Deficit in the plan	(31,148)	(41,737)	(45,877)	(45,178)	(36,785)
Experience adjustments on plan liabilities	(2,950)	(597)	(714)	2,158	(1,871)
Changes in assumptions underlying the present value of plan liabilities	1,812	(10,248)	(12,955)	(7,741)	5,574
Actual return less expected return on plan assets	3,479	402	6,388	1,131	(1,716)

25 Other liabilities

	Group		Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Advances from minority shareholders of subsidiaries (unsecured and interest charged at 1.5% per annum for 2006)	-	125	-	-
Deferred real estate tax payable in 10 equal annual instalments commencing in July 1999	**3,892**	6,115	-	-
Miscellaneous (principally deposits received and payables)	**14,051**	14,619	-	-
Rental deposits	**38,902**	27,313	**4,198**	2,957
Non-current retention sums payable	**20,130**	7,649	**17,138**	7,113
	76,975	55,821	**21,336**	10,070
Repayable:				
- Within 1 year	**2,236**	2,498	-	-
- After 1 year	**74,739**	53,323	**21,336**	10,070
	76,975	55,821	**21,336**	10,070

26 Provisions

	Onerous contracts $'000	Capital expenditure $'000	Total $'000
Group			
At 1 January 2007	5,119	2,785	7,904
Provisions made	75	10,152	10,227
Provisions utilised	(990)	(3,917)	(4,907)
Translation differences on consolidation	(174)	36	(138)
At 31 December 2007	4,030	9,056	13,086
Current			9,622
Non-current			3,464
			13,086

The onerous contracts relate to an onerous lease and the balance will be released over the life of the lease until 2014.

The provisions for capital expenditure relate to the Group's obligations to incur capital expenditure under the term of the hotel operating agreements.

27 Deferred tax liabilities

Movements in deferred tax assets and liabilities of the Group (prior to offsetting of balances) during the year are as follows:

	At 1 January 2006, as previously reported $'000	Effect on the adoption of FRS 40 $'000	At 1 January 2006, restated $'000	Recognised in income statement (Note 31) $'000	Recognised in equity $'000	Transfer to provision for taxation $'000	Transfer to investments in associates $'000	Translation differences on consolidation $'000	At 31 December 2006, restated $'000
Group									
Deferred tax liabilities									
Property, plant and equipment	502,290	(34,821)	467,469	6,537	–	–	(840)	(14,676)	458,490
Investment properties	–	34,821	34,821	53	–	–	–	(454)	34,420
Financial assets	4,953	–	4,953	–	962	–	–	–	5,915
Development properties	(4,619)	–	(4,619)	18,124	–	–	–	–	13,505
Others	(6,758)	–	(6,758)	7,940	–	(36)	–	–	1,146
	495,866	–	495,866	32,654	962	(36)	(840)	(15,130)	513,476
Deferred tax assets									
Property, plant and equipment	–	–	–	(35)	–	–	–	1	(34)
Tax losses	(53,765)	–	(53,765)	20,929	–	–	–	3,059	(29,777)
Others	(8,552)	–	(8,552)	(12,884)	–	–	–	238	(21,198)
	(62,317)	–	(62,317)	8,010	–	–	–	3,298	(51,009)
	433,549	–	433,549	40,664	962	(36)	(840)	(11,832)	462,467

27 Deferred tax liabilities (cont'd)

	At 1 January 2007, as previously reported $'000	Effect on the adoption of FRS 40 $'000	At 1 January 2007, restated $'000	Recognised in income statement (Note 31) $'000	Recognised in equity $'000	Transfer to investments in associates $'000	Translation differences on consolidation $'000	At 31 December 2007 $'000
Group								
Deferred tax liabilities								
Property, plant and equipment	492,910	(34,420)	458,490	(50,212)	-	864	(19,742)	389,400
Investment properties	-	34,420	34,420	(635)	-	-	(309)	33,476
Financial assets	5,915	-	5,915	-	(437)	-	-	5,478
Development properties	13,505	-	13,505	29,932	-	-	-	43,437
Others	1,146	-	1,146	2,213	36	-	-	3,395
	513,476	-	513,476	(18,702)	(401)	864	(20,051)	475,186
Deferred tax assets								
Property, plant and equipment	(34)	-	(34)	26	-	-	-	(8)
Tax losses	(29,777)	-	(29,777)	7,385	-	-	622	(21,770)
Others	(21,198)	-	(21,198)	(11,203)	1,704	-	943	(29,754)
	(51,009)	-	(51,009)	(3,792)	1,704	-	1,565	(51,532)
	462,467	-	462,467	(22,494)	1,303	864	(18,486)	423,654

	At 1 January 2006, as previously reported $'000	Effect on the adoption of FRS 40 $'000	At 1 January 2006, restated $'000	Recognised in income statement $'000	Recognised in equity $'000	At 31 December 2006, restated $'000
Company						
Deferred tax liabilities						
Property, plant and equipment	19,618	(3,200)	16,418	(16,240)	-	178
Investment properties	-	3,200	3,200	136	-	3,336
Financial assets	4,442	-	4,442	-	366	4,808
Development properties	(4,619)	-	(4,619)	18,124	-	13,505
Others	996	-	996	132	-	1,128
	20,437	-	20,437	2,152	366	22,955

	At 1 January 2007, as previously reported $'000	Effect on the adoption of FRS 40 $'000	At 1 January 2007, restated $'000	Recognised in income statement $'000	Recognised in equity $'000	At 31 December 2007 $'000
Deferred tax liabilities						
Property, plant and equipment	3,514	(3,336)	178	277	-	455
Investment properties	-	3,336	3,336	(298)	-	3,038
Financial assets	4,808	-	4,808	-	(530)	4,278
Development properties	13,505	-	13,505	23,562	-	37,067
Others	1,128	-	1,128	33	-	1,161
	22,955	-	22,955	23,574	(530)	45,999

27 Deferred tax liabilities (cont'd)

Deferred tax liabilities and assets are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority. The amounts, determined after appropriate offsetting, are as follows:

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Deferred tax assets	9	**3,158**	4,800	**-**	–
Deferred tax liabilities		**(426,812)**	(467,267)	**(45,999)**	(22,955)
		(423,654)	(462,467)	**(45,999)**	(22,955)

Deferred tax assets have not been recognised in respect of the following items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom:

	Group 2007 $'000	Group 2006 $'000
Deductible temporary differences	**47,821**	103,007
Tax losses	**120,351**	116,581
	168,172	219,588

The deductible temporary differences do not expire under current tax legislations. The tax losses are subject to agreement by the tax authorities and compliance with tax regulations in the respective countries in which certain subsidiaries operate.

The tax losses with expiry dates are as follows:

	Group 2007 $'000	Group 2006 $'000
Expiry dates		
- Within 1 to 5 years	**6,917**	902

28 Trade and other payables

	Note	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Trade payables		**103,184**	94,358	**18,113**	8,638
Deferred income		**42,408**	42,692	**581**	640
Accruals		**329,832**	286,332	**131,642**	109,451
Other payables		**42,331**	54,685	**883**	2,869
Rental and other deposits		**29,575**	38,851	**2,545**	12,755
Retention sums payable		**7,389**	9,812	**5,744**	9,089
Amounts owing to:					
- subsidiaries	5	**-**	–	**90,407**	383,328
- an associate	6	**6,067**	5,222	**-**	8
- jointly-controlled entities	7	**23,773**	40,479	**-**	15,475
- fellow subsidiaries	13	**443**	210	**17**	–
		585,002	572,641	**249,932**	542,253

29 Revenue

Revenue of the Group includes property development income, income from owning and operating hotels, gross rental income, income from provision of information technology and procurement services, dividend income, project management and consultancy fees, property management fees, club income and net results from sale of investments but excludes intra-group transactions.

Property development income consists mainly of sale proceeds of commercial and residential properties and projects under development.

	Group 2007 $'000	Group 2006 $'000
Dividends from investments:		
- fellow subsidiaries		
- quoted	**4,243**	2,502
- unquoted	**3,375**	2,532
- others		
- quoted equity investments	**6,406**	2,901
- unquoted equity investments	**126**	1,712
Hotel operations	**1,986,513**	1,846,378
Property development	**861,791**	484,980
Rental and car park income from investment properties	**201,467**	168,066
Others	**42,185**	37,733
	3,106,106	2,546,804

30 Profit for the year

The following items have been included in arriving at profit for the year:

	Group 2007 $'000	Group 2006 $'000
Other operating income		
Business interruption insurance proceeds	**-**	15,928
Exchange gain (net)	**-**	6,043
Gain on dilution and disposal of investment in an associate	**8,228**	-
Management fees and miscellaneous income	**18,852**	11,762
Profit on sale of investments	**310**	205
Profit on sale of property, plant and equipment and long leasehold interests in hotels	**1,812**	153,581
	29,202	187,519
Staff costs		
Wages and salaries	**771,402**	734,790
Contributions to defined contribution plans	**27,469**	16,340
Increase in liability for defined benefit plans	**7,100**	7,232
Value of employee services received for issue of share options	**2,340**	1,822
Increase/(Decrease) in liability for long service leave	**32**	(23)
Increase in liability for short-term accumulating compensated absences	**65**	164
	808,408	760,325
Less:		
Staff costs capitalised in:		
- development properties	**(1,026)**	(1,039)
- property, plant and equipment	**(197)**	(73)
	807,185	759,213

30 Profit for the year (cont'd)

	Group	
	2007 $'000	2006 $'000
Other expenses		
Allowance for foreseeable losses on development properties made/(written back)	**16,783**	(38,561)
Amortisation of intangible assets	**12**	14
Amortisation of upfront premiums on long leasehold land of hotel properties	**2,223**	2,314
Depreciation of:		
- investment properties	**42,989**	45,684
- property, plant and equipment	**90,915**	104,060
Direct operating expenses arising from rental of investment properties (excluding depreciation)	**74,308**	63,352
Exchange loss (net)	**8,711**	–
Write-back of impairment losses on investment properties (net)	**(75,017)**	(822)
Impairment losses on property, plant and equipment	**20,320**	10,042
Charge/(Write-back) of impairment losses on:		
- trade and other receivables	**50**	(795)
- deposits	**–**	3,133
- amounts owing by jointly-controlled entities	**(43,578)**	32,700
Loss on liquidation of a jointly-controlled entity	**24**	1,247
Non-audit fees		
- auditors of the Company	**827**	503
- other auditors of the subsidiaries	**2,300**	1,801
Operating lease expenses	**113,161**	37,944
Property, plant and equipment written off	**22,163**	3,429
Finance income		
Interest income		
- associates	**150**	–
- fellow subsidiaries	**578**	721
- fixed deposits with financial institutions	**33,604**	24,827
- jointly-controlled entities	**7,304**	6,093
- others	**104**	1,303
Mark-to-market gain on financial assets held for trading (net)	**7,427**	8,919
Others	**51**	605
Total finance income carried forward	**49,218**	42,468

30 Profit for the year (cont'd)

	Group	
	2007 $'000	2006 $'000
Total finance income brought forward	**49,218**	42,468
Finance costs		
Interest expense		
- banks	**87,048**	82,174
- bonds and notes	**65,760**	66,278
- others	**588**	4,619
Amortisation of transaction costs capitalised	**3,639**	3,633
Mark-to-market loss on financial assets held for trading	**3,264**	–
Others	**105**	-
Total finance costs	**160,404**	156,704
Finance costs capitalised in development properties and property, plant and equipment	**(40,918)**	(17,986)
Finance costs charged to income statement	**119,486**	138,718
Net finance costs	**70,268**	96,250

Included in the mark-to-market loss on financial assets held for trading is a loss of $6,299,000 (2006: gain of $5,998,000) recognised on shares of a listed subsidiary which are held by the Group for trading purposes. As these shares are held for trading purposes, and not as part of the controlling block of shares held in the subsidiary, the relevant portion of equity represented is not consolidated.

Finance costs of the Group and the Company have been capitalised at rates ranging from 0.37% to 6.27% (2006: 0.37% to 6.00%) and 0.37% to 4.57% (2006: 0.37% to 4.77%) per annum respectively for development properties and property, plant and equipment.

31 Income tax expense

		Group	
	Note	2007 $'000	2006 $'000
Current tax expense			
Current year		**97,116**	96,378
Overprovision in respect of prior years		**(9,228)**	(7,730)
		87,888	88,648
Deferred tax expense			
Movements in temporary differences		**58,684**	39,853
Effect of changes in tax rates and legislations		**(59,421)**	18
(Over)/Underprovision in respect of prior years		**(21,757)**	5,575
Recognition of previously unrecognised deferred tax assets		**-**	(4,782)
	27	**(22,494)**	40,664
Total income tax expense		**65,394**	129,312

31 Income tax expenses (cont'd)

	Group 2007 $'000	Group 2006 $'000
Reconciliation of effective tax rate		
Profit before income tax	**954,613**	692,278
Income tax using Singapore tax rate of 18% (2006: 20%)	**171,830**	138,456
Income not subject to tax	**(67,879)**	(62,893)
Expenses not deductible for tax purposes		
- expenses	**33,003**	25,288
- write-back	**(14,130)**	–
Effect of changes in tax rates and legislations	**(59,421)**	18
Effect of different tax rates in other countries	**19,186**	28,596
Effect of share of results of jointly-controlled entities	**9,135**	2,646
Unrecognised deferred tax assets	**4,086**	7,388
Tax effect of losses not allowed to be set off against future taxable profits	**1,808**	2,425
Tax incentives	**(131)**	(32)
Utilisation of previously unrecognised deferred tax assets	**(1,108)**	(5,643)
Overprovision in respect of prior years	**(30,985)**	(2,155)
Recognition of previously unrecognised deferred tax assets	**–**	(4,782)
	65,394	129,312

32 Earnings per share

Basic earnings per share is calculated based on:

	Group 2007 $'000	Group 2006 $'000
Profit attributable to shareholders	**724,993**	351,659
Less:		
Dividends on non-redeemable convertible non-cumulative preference shares	**(12,904)**	(12,904)
Profit attributable to ordinary shareholders after adjustment of non-redeemable convertible non-cumulative preference dividends	**712,089**	338,755

	Group 2007 Number of shares	Group 2006 Number of shares
Weighted average number of ordinary shares outstanding during the year	**909,301,330**	903,756,707
Bonus element of warrants exercised in 2006	**–**	11,657,443
Weighted average number of ordinary shares	**909,301,330**	915,414,150
Basic earnings per share	**78.3 cents**	37.0 cents

32 Earnings per share (cont'd)

Diluted earnings per share is based on:

	Group 2007 $'000	Group 2006 $'000
Profit attributable to shareholders after adjustment of non-redeemable convertible non-cumulative preference dividends	**712,089**	338,755
Add:		
Dividends on non-redeemable convertible non-cumulative preference shares	**12,904**	12,904
Net profit used for computing diluted earnings per share	**724,993**	351,659

For the purpose of calculating the diluted earnings per ordinary share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding bonus warrants and conversion of the non-redeemable convertible non-cumulative preference shares, with the potential ordinary shares weighted for the period outstanding.

The effect of the potential ordinary shares on the weighted average number of ordinary shares in issue is as follows:

	Group 2007 Number of shares	Group 2006 Number of shares
Weighted average number of ordinary shares issued used in the calculation of basic earnings per share	**909,301,330**	915,414,150
Potential ordinary shares issuable under non-redeemable convertible non-cumulative preference shares	**44,998,898**	44,998,898
Weighted average number of ordinary shares issued and potential shares assuming full conversion	**954,300,228**	960,413,048
Diluted earnings per share	**76.0 cents**	36.6 cents

33 Dividends

	Company 2007 $'000	Company 2006 $'000
Special final ordinary dividend paid of 10.0 cents (2006: 5.0 cents) per ordinary share less tax at 18% (2006: 20%) in respect of financial year ended 31 December 2006	**74,563**	36,338
Final ordinary dividend paid of 7.5 cents (2006: 7.5 cents) per ordinary share less tax at 18% (2006: 20%) in respect of financial year ended 31 December 2006	**55,922**	54,507
Special interim ordinary dividend paid of 10.0 cents (2006: 7.5 cents) per ordinary share less tax at 18% (2006: 20%) in respect of financial year ended 31 December 2007	**74,563**	54,558
Non-cumulative preference dividend paid of 2.35 cents (2006: 2.41 cents) per preference share less tax at 18% (2006: 20%)	**6,386**	6,386
Non-cumulative preference dividend paid of 2.40 cents (2006: 2.46 cents declared) per preference share less tax at 18% (2006: 20%)	**6,518**	6,518
	217,952	158,307

33 Dividends (cont'd)

After the balance sheet date, the directors proposed the following ordinary dividends, which have not been provided for:

	Company	
	2007 $'000	2006 $'000
Final tax exempt (one-tier) ordinary dividend of 7.5 cents per ordinary share (2006: 7.5 cents per ordinary share less tax at 18%)	**68,198**	55,922
Special final tax exempt (one-tier) ordinary dividend of 12.5 cents per ordinary share (2006: 10.0 cents per ordinary share less tax at 18%)	**113,663**	74,563
	181,861	130,485

34 Acquisition of subsidiaries

There were no acquisitions in the year ended 31 December 2007.

On 30 November 2006, the Group acquired the remaining 50% interest in three foreign jointly-controlled entities in the business of hotel operations for a consideration of $51,934,000. In December 2006, these entities contributed an additional net loss of $1,289,000 to the consolidated profit for the year. If the acquisition had occurred on 1 January 2006, the Group's revenue and profit for the year would have been $2,563,956,000 and $559,384,000 respectively.

There are no revisions to the purchase price allocation numbers that were included in the financial statements for the year ended 31 December 2006.

The effect of the acquisition of the subsidiaries is set out below:

	Carrying amounts 2006 $'000	Fair value adjustments 2006 $'000	Recognised values 2006 $'000
Property, plant and equipment (Note 3)	126,145	20,059	146,204
Consumable stocks	464	–	464
Trade debtors	1,712	–	1,712
Other current assets	4,621	–	4,621
Cash at bank	3,260	–	3,260
Trade and other payables	(10,067)	–	(10,067)
Amount owing to shareholder	(39,680)	–	(39,680)
Long term loan (secured)	(59,284)	–	(59,284)
Net identifiable assets	27,171	20,059	47,230
Amounts previously accounted for as jointly-controlled entities			4,704
Cash consideration paid, satisfied in cash			51,934
Cash acquired			(3,260)
Net cash outflow			48,674

35 Commitments

The Group and the Company had the following commitments as at the balance sheet date:

	Group		Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Development expenditure contracted but not provided for in the financial statements	**1,100,209**	634,480	**679,896**	410,608
Capital expenditure contracted but not provided for in the financial statements	**161,600**	13,727	**–**	–
Commitment in respect of purchase of properties for which deposits have been paid	**8,025**	382,097	**–**	–
Capital contribution to an associate and a jointly-controlled entity	**86,679**	–	**–**	–

In addition, the Group and the Company had the following commitments:

(a) The Group holds a number of office facilities and hotel properties under operating leases. The leases typically run for an initial period of 1 to 30 years. The Group's and the Company's commitments for future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Within 1 year	**81,488**	85,064	**6,271**	3,509
After 1 year but within 5 years	**266,745**	275,509	**8,932**	2,147
After 5 years	**734,434**	642,956	**–**	–
	1,082,667	1,003,529	**15,203**	5,656

Contingent rents, generally determined based on a percentage of gross revenue and gross operating profit, of $43,727,000 (2006: $25,798,000) for the Group have been recognised as an expense in the income statement during the year.

(b) The Group and the Company lease out some of their investment properties. Non-cancellable operating lease rentals are receivable as follows:

	Group		Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Within 1 year	**190,497**	137,161	**20,435**	13,722
After 1 year but within 5 years	**196,813**	169,364	**13,648**	12,879
After 5 years	**34,197**	11,283	**–**	–
	421,507	317,808	**34,083**	26,601

Contingent rents, generally determined based on a percentage of tenants' revenue, of $35,000 (2006: $77,000) and $Nil (2006: $42,000) have been recognised as income by the Group and the Company respectively in the income statement during the year.

(c) Certain subsidiaries of the Group have obligations with the relevant authorities in Malaysia to reduce their present 100% interest in two hotel-owning subsidiaries to 51%, by sale of equity to Malaysians by 31 December 2008.

36 Related parties

Other than as disclosed elsewhere in the financial statements, the transactions with related parties based on terms agreed between the parties are as follows:

	Group		Company	
	2007 $'000	**2006 $'000**	**2007 $'000**	**2006 $'000**
Interest received and receivable from:				
- subsidiaries	**-**	–	**18,627**	3,563
- jointly-controlled entities	**7,304**	6,093	**6,201**	6,904
	7,304	6,093	**24,828**	10,467
Management services fees received and receivable from:				
- subsidiaries	**-**	–	**1,628**	1,785
- fellow subsidiaries	**1,489**	1,347	**1,296**	1,071
- jointly-controlled entities	**7,353**	11,800	**5,821**	10,608
- an associate	**9,802**	3,531	**49**	19
	18,644	16,678	**8,794**	13,483
Maintenance services fees received and receivable from:				
- fellow subsidiaries	**112**	109	**-**	–
- jointly-controlled entities	**109**	608	**-**	–
	221	717	**-**	–
Recovery of costs from:				
- subsidiaries	**-**	–	**3,750**	2,520
- jointly-controlled entities	**235**	398	**235**	398
	235	398	**3,985**	2,918
Rental received and receivable from:				
- subsidiaries	**-**	–	**1,410**	982
- fellow subsidiaries	**814**	772	**1**	38
- an associate	**453**	189	**453**	189
- a related party	**127**	–	**-**	–
	1,394	961	**1,864**	1,209
Sale of properties to:				
- key management personnel and their immediate families by jointly-controlled entities	**-**	27,520	**-**	27,520
- key management personnel and their immediate families by a joint venture in which the Company is a venturer	**1,266**	1,993	**1,266**	1,993
- a key management personnel and his immediate family	**15,050**	–	**15,050**	–
	16,316	29,513	**16,316**	29,513

36 Related parties (cont'd)

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Sale of long leasehold interests in hotels and property, plant and equipment to:				
- a subsidiary	–	–	–	1,504
- an associate	–	846,300	–	234,100
	–	846,300	–	235,604
Interest paid and payable to a subsidiary	–	–	**814**	–
Management services fees paid and payable to:				
- immediate and ultimate holding company	**915**	447	–	–
- subsidiaries	–	–	**192**	1,583
	915	447	**192**	1,583
Maintenance services fees paid and payable to subsidiaries	–	–	**1,916**	1,941
Professional fees paid and payable to firms of which directors of the Company are members:				
- charged to income statement	**127**	147	**2**	8
- included as cost of property, plant and equipment and cost of development properties	**1,169**	333	**1,169**	329
	1,296	480	**1,171**	337
Rental paid and payable to:				
- subsidiaries	–	–	**3,753**	3,745
- a jointly-controlled entity	**739**	460	–	–
- an associate	**67,442**	26,408	–	–
	68,181	26,868	**3,753**	3,745
Short-term employee benefits paid and payable to key management personnel	**20,519**	12,281	**19,852**	11,618

37 Contingent liabilities (unsecured)

As at the balance sheet date, the Group and the Company have the following indemnities and guarantees in issue:

	Group 2007 $'000	Group 2006 $'000	Company 2007 $'000	Company 2006 $'000
Guarantee issued on behalf of a subsidiary which will expire in 2008	–	–	**33,287**	37,112
Indemnities given to financial institutions for performance guarantees issued on behalf of:				
- subsidiaries	–	–	**155,089**	120,710
- jointly-controlled entities	**18,756**	4,391	**18,756**	4,391
	18,756	4,391	**207,132**	162,213

38 Financial risk management

Financial risk management objectives and policies

The Group is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks include credit risk, liquidity risk and market risk, including interest rate risk, foreign currency risk and equity price risk. The exposure to equity price risks is, however, insignificant to the Group.

The Group has a system of controls in place to maintain an acceptable balance between the cost of risks occurring and the cost of managing the risks. The management continually monitors the Group's risk management process to ensure that an appropriate balance between risk and control is achieved. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities.

The Audit Committee provides independent oversight to the effectiveness of the risk management process. It is, and has been throughout the current and previous financial year, the Group's policy that no derivatives shall be undertaken for speculative purposes except for its use as hedging instruments where appropriate and cost efficient.

Credit risk

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of these financial assets.

Transactions involving financial instruments are entered into only with counterparties that are of acceptable credit quality. Cash and fixed deposits are placed with banks and financial institutions which are regulated.

The Group establishes an allowance for impairment that represents its estimate of the specific loss component in respect of trade and other receivables. The allowance account in respect of trade receivables and other receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the financial asset is considered irrecoverable and the amount charged to the allowance account is written off against the carrying amount of the impaired financial asset.

In relation to financial guarantees issued by the Company on behalf of its subsidiaries or jointly-controlled entities, the credit risk, being the principal risk to which the Company is exposed, represents the loss that would be recognised upon a default by the subsidiary or jointly-controlled entity.

There are no terms and conditions attached to the financial guarantee contracts that would have a material effect on the amount, timing and uncertainty of the Company's future cash flows.

At the balance sheet date, there is no significant concentration of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents, and credit facilities deemed adequate by management to finance the Group's operations and to mitigate the effects of fluctuations in cash flows.

38 Financial risk management (cont'd)

Liquidity risk (cont'd)

The following are the expected contractual undiscounted cash inflows/(outflows) of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Carrying amount	Cash flows			
		Contractual cash flows	Within 1 year	Within 1 to 5 years	More than 5 years
	$'000	$'000	$'000	$'000	$'000
Group					
2007					
Non-derivative financial liabilities					
Term loans	2,281,369	2,521,389	484,153	2,033,384	3,852
Finance lease creditors	213	223	74	149	–
Bonds and notes	1,597,367	1,766,030	290,926	1,419,132	55,972
Bank loans	151,682	152,075	152,075	–	–
Trade and other payables (*)	212,762	212,762	212,762	–	–
Bank overdrafts	1,036	1,036	1,036	–	–
Other liabilities	76,975	76,975	2,236	73,260	1,479
	4,321,404	4,730,490	1,143,262	3,525,925	61,303
2006					
Non-derivative financial liabilities					
Term loans	1,707,042	1,904,795	607,978	1,296,817	–
Finance lease creditors	6,561	7,692	7,460	232	–
Bonds and notes	1,557,215	1,737,106	472,653	1,264,453	–
Bank loans	75,281	75,434	75,434	–	–
Trade and other payables (*)	243,617	243,617	243,617	–	–
Bank overdrafts	2,319	2,420	2,420	–	–
Other liabilities	55,821	55,821	2,498	41,531	11,792
	3,647,856	4,026,885	1,412,060	2,603,033	11,792
Company					
2007					
Non-derivative financial liabilities					
Term loans	1,289,116	1,434,510	85,110	1,349,400	–
Finance lease creditors	15	16	7	9	–
Bonds and notes	529,643	579,778	167,386	356,420	55,972
Bank loans	151,682	152,075	152,075	–	–
Trade and other payables (*)	117,709	117,709	117,709	–	–
Other liabilities	21,336	21,336	–	21,336	–
	2,109,501	2,305,424	522,287	1,727,165	55,972
2006					
Non-derivative financial liabilities					
Term loans	606,711	663,563	297,573	365,990	–
Finance lease creditors	20	22	6	16	–
Bonds and notes	517,799	551,588	272,063	279,525	–
Bank loans	75,281	75,434	75,434	–	–
Trade and other payables (*)	432,162	432,162	432,162	–	–
Other liabilities	10,070	10,070	–	10,070	–
	1,642,043	1,732,839	1,077,238	655,601	–

* Excluding accruals and deferred income

38 Financial risk management (cont'd)

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Interest rate risk

The Group's exposure to interest rate risk relates primarily to its interest-bearing financial assets and debt obligations. The Group adopts a policy of managing its interest rate exposure by maintaining a debt portfolio with both fixed and floating interest rates. Where appropriate, the Group uses interest rate derivatives to hedge its interest rate exposure for specific underlying debt obligations.

At 31 December 2007, the Group did not have interest rate swaps.

Interest rates analysis

In respect of interest-earning financial assets and interest-bearing financial liabilities, their nominal interest rates at the balance sheet date and carrying amounts are illustrated as below:

	Note	Interest rates per annum		Carrying amount		
		Floating rate %	Fixed rate %	Floating rate $'000	Fixed rate $'000	Total $'000
Group						
2007						
Financial assets						
Cash and cash equivalents		3.50 to 5.28	0.13 to 8.80	6,594	651,641	658,235
Amounts owing by jointly-controlled entities	7	–	0.60 to 4.75	–	494,588	494,588
Investments in debt securities held for trading	8	–	8.00	–	150	150
				6,594	1,146,379	1,152,973
Financial liabilities						
Bank overdrafts	14	9.20	–	(1,036)	–	(1,036)
Term loans	20					
- secured		2.33 to 9.37	–	(423,951)	–	(423,951)
- unsecured		1.14 to 6.66	–	(1,857,418)	–	(1,857,418)
Finance lease creditors	21	–	3.33 to 8.00	–	(213)	(213)
Bonds and notes	22					
- secured		6.04 to 6.11	3.73 to 3.88	(105,357)	(349,590)	(454,947)
- unsecured		3.02 to 7.12	2.92 to 5.50	(562,817)	(579,603)	(1,142,420)
Bank loans (unsecured)	23	1.24 to 2.85	–	(151,682)	–	(151,682)
				(3,102,261)	(929,406)	(4,031,667)
Total				(3,095,667)	216,973	(2,878,694)

38 Financial risk management (cont'd)

Interest rate risk (cont'd)

Interest rates analysis (cont'd)

	Note	Interest rates per annum Floating rate %	Fixed rate %	Carrying amount Floating rate $'000	Fixed rate $'000	Total $'000
Group						
2006						
Financial assets						
Cash and cash equivalents		0.50 to 7.20	0.50 to 7.70	38,463	672,914	711,377
Amounts owing by jointly-controlled entities	7	–	0.60 to 4.50	–	460,434	460,434
Investments in debt securities held for trading	8	–	2.62 to 6.00	–	12,270	12,270
				38,463	1,145,618	1,184,081
Financial liabilities						
Bank overdrafts	14	7.90 to 8.30	–	(2,319)	–	(2,319)
Term loans	20					
- secured		3.97 to 8.17	–	(682,277)	–	(682,277)
- unsecured		0.49 to 7.42	–	(1,024,765)	–	(1,024,765)
Finance lease creditors	21	–	2.70 to 7.96	–	(6,561)	(6,561)
Bonds and notes	22					
- secured		5.64	3.73 to 3.88	(125,780)	(349,414)	(475,194)
- unsecured		2.70 to 6.37	2.35 to 5.50	(602,214)	(479,807)	(1,082,021)
Bank loans (unsecured)	23	0.66 to 3.71	–	(75,281)	–	(75,281)
Advances from minority shareholders of subsidiaries	25	–	1.50	–	(125)	(125)
				(2,512,636)	(835,907)	(3,348,543)
Total				(2,474,173)	309,711	(2,164,462)

38 Financial risk management (cont'd)

Interest rate risk (cont'd)

Interest rates analysis (cont'd)

	Note	Interest rates per annum Floating rate %	Fixed rate %	Carrying amount Floating rate $'000	Fixed rate $'000	Total $'000
Company						
2007						
Financial assets						
Cash and cash equivalents		–	0.42 to 4.92	–	97,549	97,549
Amounts owing by:						
- subsidiaries	5	1.20 to 2.96	1.00 to 1.75	664,452	569,654	1,234,106
- jointly-controlled entities	7	–	1.50 to 2.50	–	370,618	370,618
				664,452	1,037,821	1,702,273
Financial liabilities						
Term loans (unsecured)	20	2.26 to 3.39	–	(1,289,116)	–	(1,289,116)
Finance lease creditors	21	–	6.51	–	(15)	(15)
Bonds and notes (unsecured)	22	–	2.92 to 5.50	–	(529,643)	(529,643)
Bank loans (unsecured)	23	1.24 to 2.85	–	(151,682)	–	(151,682)
				(1,440,798)	(529,658)	(1,970,456)
Total				(776,346)	508,163	(268,183)
2006						
Financial assets						
Cash and cash equivalents		–	2.95 to 5.26	–	87,056	87,056
Amounts owing by:						
- subsidiaries	5	0.67 to 3.97	1.00 to 1.75	60,753	326,703	387,456
- jointly-controlled entities	7	–	1.50 to 2.50	–	384,981	384,981
				60,753	798,740	859,493
Financial liabilities						
Term loans (unsecured)	20	3.96 to 4.57	–	(606,711)	–	(606,711)
Finance lease creditors	21	–	6.51	–	(20)	(20)
Bonds and notes (unsecured)	22	4.18 to 4.25	2.35 to 5.50	(67,992)	(449,807)	(517,799)
Bank loans (unsecured)	23	0.66 to 3.71	–	(75,281)	–	(75,281)
				(749,984)	(449,827)	(1,199,811)
Total				(689,231)	348,913	(340,318)

38 Financial risk management (cont'd)

Interest rate risk (cont'd)

Sensitivity analysis

For the variable rate financial assets and liabilities, a 100 bp increase at the balance sheet date would have the impact as shown below. A decrease in 100 bp in interest rate would have an equal but opposite effect. This analysis, which is based on average balance for the year of each interest-bearing financial asset and liability, assumes that all other variables, in particular foreign currency rates, remain constant and does not take into account effect of qualifying borrowing costs allowed for capitalisation.

	Group		Company	
	2007	**2006**	**2007**	**2006**
	$'000	**$'000**	**$'000**	**$'000**
100 basis points increase				
Profit before income tax (and accumulated profits)	**(22,840)**	(20,871)	**(10,844)**	(5,169)

There is no impact on other components of equity.

Foreign currency risk

The Group is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in currencies other than the respective functional currency of the Group's entities. The currencies giving rise to this risk are primarily Singapore dollar, Euro, Japanese Yen, Sterling pound and United States dollar.

The Group has a decentralized approach to the management of foreign exchange risk. The Group manages its foreign exchange exposure by adopting a policy of matching receipts and payments, and asset purchases and borrowings, in the currency of the relavant entity, where possible. Entities in the Group may have different approaches to the identification and management of this risk. Entities in the Group may borrow in currencies other than their functional currencies to fund investments that are denominated in their borrowing currencies. As at the balance sheet date, there are such borrowings denominated in Singapore dollar and United States dollar. Forward foreign exchange contracts are used purely as a hedging tool, where an active market for the relevant currency exists, to minimise the Group's exposure to movements in exchange rates on firm commitments and specific transactions.

38 Financial risk management (cont'd)

Foreign currency risk (cont'd)

The Group's and Company's exposure to foreign currencies are as follows:

	Singapore dollar $'000	Sterling pound $'000	United States dollar $'000	Euro $'000	Japanese yen $'000	Others $'000
Group						
2007						
Financial assets	–	14,645	–	–	–	1,401
Other non-current assets [1]	–	–	5,397	–	–	–
Trade and other receivables [2]	268	237	2,330	27	–	–
Cash and cash equivalents	1,683	30,472	26,077	12,129	64	3,324
Interest-bearing borrowings	(408,863)	–	(289,509)	–	(28,902)	–
Trade and other payables	(136)	(12)	(1,614)	–	(3,987)	(87)
	(407,048)	45,342	(257,319)	12,156	(32,825)	4,638
2006						
Financial assets	–	19,037	–	5,105	839	817
Other non-current assets [1]	–	–	10,879	–	–	–
Trade and other receivables [2]	269	84	1,046	–	–	1,211
Cash and cash equivalents	3,779	15,080	15,490	2,821	89	2,301
Interest-bearing borrowings	(287,064)	–	(343,772)	–	(29,531)	–
Trade and other payables	(97)	(12)	(1,292)	–	(4,039)	(140)
	(283,113)	34,189	(317,649)	7,926	(32,642)	4,189

Note:

[1] Excluding deferred tax assets, intangible assets and lease premium prepayments.

[2] Excluding lease premium prepayments.

	United States dollar $'000	Hong Kong dollar $'000	Thai baht $'000	Japanese yen $'000	Others $'000
Company					
2007					
Other non-current assets	–	–	–	30,391	–
Trade and other receivables	15,739	(45)	–	110	(6)
Cash and cash equivalents	311	165	–	–	–
Interest-bearing borrowings	–	–	–	(28,902)	–
Trade and other payables	(26,786)	(11,409)	–	(29)	(62)
	(10,736)	(11,289)	–	1,570	(68)
2006					
Other non-current assets	–	–	–	30,676	–
Trade and other receivables	768	(19)	42,888	29	192
Cash and cash equivalents	6,097	1,765	–	–	92
Interest-bearing borrowings	–	–	–	(29,531)	–
Trade and other payables	(67,251)	(13,272)	–	(6)	(60)
	(60,386)	(11,526)	42,888	1,168	224

38 Financial risk management (cont'd)

Foreign currency risk (cont'd)

Sensitivity analysis

A 10% strengthening of the following major currencies against the functional currency of each of the Group's entities at the balance sheet date held by the Group and Company would increase/(decrease) profit or loss (and accumulated profits) and other components of equity (before any tax effect) by the amounts shown below. Similarly, a 10% weakening would have had the equal but opposite effect. This analysis assumes that all other variables, in particular interest rates, remain constant.

	2007		2006	
	Profit before income tax $'000	Equity $'000	Profit before income tax $'000	Equity $'000
Group				
Singapore dollar	**(40,705)**	**-**	(28,311)	-
Sterling pound	**4,315**	**220**	3,419	-
United States dollar	**(26,271)**	**540**	(32,852)	1,088
Euro	**1,216**	**-**	793	-
Japanese yen	**(3,283)**	**-**	(3,264)	-
Company				
United States dollar	**(1,074)**	**-**	(6,038)	-
Hong Kong dollar	**(1,129)**	**-**	(1,152)	-
Japanese yen	**157**	**-**	117	-

As at 31 December 2007, the Group has no outstanding forward exchange contracts (2006: $21 million).

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognised in the income statement (see Note 2.7). The net fair value of forward exchange contracts used by the subsidiary as economic hedges of monetary assets and liabilities in foreign currencies at 31 December 2007 was $Nil (2006: $94,000). These amounts are recognised as derivative financial instruments in the balance sheet.

Estimation of fair values

Investments in equity and debt securities

The fair value of quoted investments that are classified as available for sale as well as quoted and unquoted investments held for trading are their quoted bid price at the balance sheet date. The fair values of unquoted securities classified as available for sale have not been determined as there is no quoted market price in an active market and other methods of determining fair value do not result in a reliable estimate.

38 Financial risk management (cont'd)

Estimation of fair values (cont'd)

Amounts owing by subsidiaries, associates and jointly-controlled entities

The fair values of amounts owing by subsidiaries, associates and jointly-controlled entities are estimated as the present value of future cash flows, discounted at market interest rates.

Derivatives

The fair value of forward exchange contracts is based on their quoted market price, if available. If a quoted market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual period to maturity of the contract using a risk-free interest rate (based on government bonds).

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the balance sheet date. For finance leases, the market rate of interest is determined by reference to similar agreements.

Other financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year (including trade and other receivables, cash and cash equivalents, trade and other payables and advances from minority shareholders of subsidiaries) are assumed to approximate their fair values because of the short period to maturity. All other financial assets and liabilities are discounted to determine their fair values.

Recognised financial instruments

The aggregate net fair values of financial assets and liabilities which are not carried at fair values in the balance sheet as at 31 December are represented in the following table:

	2007 Carrying amount $'000	2007 Fair value $'000	2006 Carrying amount $'000	2006 Fair value $'000
Group				
Financial assets				
Amounts owing by jointly-controlled entities	-	-	13,755	8,859
Deposit receivables	**4,144**	**4,946**	3,993	3,883
	4,144	**4,946**	17,748	12,742
Financial liabilities				
Finance lease creditors	-	-	(6,535)	(6,427)
Bonds and notes				
- secured	**(349,590)**	**(355,647)**	(349,414)	(350,040)
- unsecured	**(529,606)**	**(526,880)**	(259,827)	(255,568)
Long-term deposits	**(13,794)**	**(10,587)**	(14,339)	(11,351)
	(892,990)	**(893,114)**	(630,115)	(623,386)
Total	**(888,846)**	**(888,168)**	(612,367)	(610,644)
Unrecognised gains		**678**		1,723

38 Financial risk management (cont'd)

Estimation of fair values (cont'd)

Recognised financial instruments (cont'd)

	2007 Carrying amount $'000	2007 Fair value $'000	2006 Carrying amount $'000	2006 Fair value $'000
Company				
Financial asset				
Amounts owing by subsidiaries				
- non-trade, interest free	**75,448**	**74,301**	48,031	44,603
- non-trade, interest bearing	**9,630**	**9,778**	–	–
	85,078	**84,079**	48,031	44,603
Financial liability				
Bonds and notes (unsecured)	**(479,644)**	**(481,202)**	(259,827)	(255,568)
Total	**(394,566)**	**(397,123)**	(211,796)	(210,965)
Unrecognised (losses)/ gains		**(2,557)**		831

39 Segment reporting

Business Segments

	Property development $'000	Hotel operations $'000	Rental properties $'000	Others $'000	Total $'000
2007					
Segment revenue	861,791	1,986,513	201,467	56,335	3,106,106
Segment results	247,332	274,261	116,242	30,068	667,903
Share of after-tax profit/(loss) of associates and jointly-controlled entities	258,989	11,161	17,326	(766)	286,710
Profit before income tax	506,321	285,422	133,568	29,302	954,613
Income tax expense					(65,394)
Profit for the year					889,219
Significant Non-Cash Transactions					
Depreciation	349	86,053	46,740	762	133,904
Amortisation	–	2,223	–	12	2,235
Impairment losses on property, plant and equitment and investment properties	–	20,320	(75,017)	–	(54,697)

39 Segment reporting (cont'd)

Business Segments (cont'd)

	Property development $'000	Hotel operations $'000	Rental properties $'000	Others $'000	Total $'000
2006					
Segment revenue	484,980	1,846,378	168,066	47,380	2,546,804
Segment results	132,430	387,796	22,535	34,649	577,410
Share of after-tax profit of an associate and jointly-controlled entities	93,381	8,802	7,512	5,173	114,868
Profit before income tax	225,811	396,598	30,047	39,822	692,278
Income tax expense					(129,312)
Profit for the year					562,966
Significant Non-Cash Transactions					
Depreciation	372	99,429	48,242	1,701	149,744
Amortisation	204	5,140	570	47	5,961
Impairment losses on property, plant and equitment and investment properties	–	10,042	(822)	–	9,220

39 Segment reporting (cont'd)

Business Segments (cont'd)

	Property development $'000	Hotel operations $'000	Rental properties $'000	Others $'000	Total $'000
2007					
Assets and Liabilities					
Segment assets	3,588,985	4,519,429	2,914,706	343,941	11,367,061
Investments in associates	–	(111,491)	341,926	47,180	277,615
Investments in jointly-controlled entities	355,987	185,916	11,454	(144)	553,213
	3,944,972	4,593,854	3,268,086	390,977	12,197,889
Tax recoverable					17,503
Deferred tax assets					3,158
Total assets					12,218,550
Segment liabilities	2,036,638	1,670,995	939,830	111,984	4,759,447
Deferred tax liabilities					426,812
Provision for taxation					115,894
Total liabilities					5,302,153
Capital expenditure	811	125,004	290,553	1,202	417,570
2006					
Assets and Liabilities					
Segment assets	2,663,888	4,968,210	2,622,923	338,540	10,593,561
Investment in an associate	–	(111,846)	228,836	–	116,990
Investments in jointly-controlled entities	188,395	98,104	12,237	(9,722)	289,014
	2,852,283	4,954,468	2,863,996	328,818	10,999,565
Deferred tax assets					4,800
Total assets					11,004,365
Segment liabilities	1,264,360	1,709,992	988,628	83,318	4,046,298
Deferred tax liabilities					467,267
Provision for taxation					110,701
Total liabilities					4,624,266
Capital expenditure	2,634	128,481	44,593	2,453	178,161

39 Segment reporting (cont'd)

Geographical Segments

	Asia $'000	North America and Europe $'000	Australia and New Zealand $'000	Total $'000
2007				
Revenue	1,676,282	1,243,230	186,594	3,106,106
Segment assets	8,595,421	3,085,467	517,001	12,197,889
Capital expenditure	342,349	43,524	31,697	417,570
2006				
Revenue	1,164,184	1,188,178	194,442	2,546,804
Segment assets	7,059,291	3,505,668	434,606	10,999,565
Capital expenditure	111,724	55,829	10,608	178,161

40 New accounting standards and interpretations not yet adopted

The Group has not applied the following accounting standards (including its consequential amendments) and interpretations that have been issued as of the balance sheet date but are not yet effective:

- FRS 23 *Borrowing Costs*
- FRS 108 *Operating Segments*
- INT FRS 111 *FRS 102 Group and Treasury Share Transactions*
- INT FRS 112 *Service Concession Arrangements*

FRS 23 will become effective for financial statements for the year ending 31 December 2009. FRS 23 removes the option to expense borrowing costs and requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group's current policy is consistent with the FRS 23 requirement to capitalise borrowing costs.

FRS 108 will become effective for financial statements for the year ending 31 December 2009. FRS 108, which replaces FRS 14 *Segment Reporting,* requires identification and reporting of operating segments based on internal reports that are regularly reviewed by the Group's chief operating decision maker in order to allocate resources to the segment and to assess its performance.

Currently, the Group presents segment information in respect of its business and geographical segments (see note 39). At this juncture, the Group is reviewing the presentation of segment disclosures in respect of operating segments as stipulated under FRS 108. As this is a disclosure standard, it will have no impact on the financial position of the Group when implemented in 2009.

Other than the change in disclosures relating to FRS 108, the initial application of these standards (and its consequential amendments) and interpretations is not expected to have any material impact on the Group's financial statements. The Group has not considered the impact of accounting standards issued after the balance sheet date.

41 Significant investments

The following are the Group's significant investments:

	Principal Activity	Country of Incorporation	Effective Group Interest 2007 %	2006 %
Subsidiaries				
Direct/Indirect Subsidiaries of the Company				
* 100G Pasir Panjang Road Pte Ltd	Property holding	Singapore	99	99
* Allinvest Holding Pte Ltd	Property owner	Singapore	100	100
* Aston Properties Pte Ltd	Property owner, developer and investment holding	Singapore	100	100
* Bloomsville Investments Pte Ltd	Property owner, developer and investment holding	Singapore	100	100
* CBM Pte. Ltd. (formerly known as City Building Management Pte Ltd)	Provision of building maintenance, security, cleaning and related services to commercial and residential buildings	Singapore	100	100
* CBM Parking Pte. Ltd.	Provision of carpark operation, management and related services	Singapore	100	100
* CDL Land Pte Ltd	Property owner and developer	Singapore	100	100
* CDL Management Services Pte. Ltd.	Provision of project and property management and consultancy services	Singapore	100	100
* CDL Properties Ltd	Property owner and investment holding	Singapore	100	100
* Central Mall Pte Ltd	Property owner	Singapore	100	100
* Cideco Pte. Ltd.	Property owner	Singapore	100	100
* City Capital Corporation Pte Ltd	Property owner	Singapore	100	100
* City Centrepoint Pte Ltd	Property owner and investment holding	Singapore	100	100
* City Condominiums Pte Ltd	Property owner, developer and investment holding	Singapore	100	100
* City Developments Realty Limited	Investment in shares and investment holding	Singapore	100	100
* City e-Solutions Limited	Investment holding and provision of consultancy services	Cayman Islands	52	52
* City Serviced Offices Pte. Ltd.	Operating serviced offices	Singapore	100	100

41 Significant investments (cont'd)

	Principal Activity	Country of Incorporation	Effective Group Interest 2007 %	Effective Group Interest 2006 %
Subsidiaries (cont'd)				
Direct/Indirect Subsidiaries of the Company (cont'd)				
* Citydev Investments Pte. Ltd.	Investment in shares and investment holding	Singapore	100	100
* Citydev Real Estate (Singapore) Pte Ltd	Property owner	Singapore	100	100
* Cityview Place Holdings Pte. Ltd.	Property owner and developer	Singapore	100	100
* Darfera Pte Ltd	Property owner and developer	Singapore	100	100
* Eccott Pte Ltd	Investment holding and property owner	Singapore	100	100
*** Educado Company Limited	Investment in shares	Hong Kong	100	100
* Elishan Investments Pte Ltd	Property owner	Singapore	100	100
* Elite Holdings Private Limited	Property owner and developer	Singapore	100	100
* Empire City Consultant Pte Ltd	Management of properties	Singapore	100	100
^ eMpire Investments Limited	Investment holding	Bermuda	100	100
* Fairsteps Properties Pte. Ltd.	Property owner, developer and investment holding	Singapore	100	-
* Glades Properties Pte. Ltd.	Property owner, developer and investment holding	Singapore	100	-
* Guan Realty (Private) Limited	Property owner and developer	Singapore	100	100
* Highgrove Investments Pte Ltd	Property owner	Singapore	100	100
* Hong Leong Properties Pte. Limited	Property owner	Singapore	100	100
* Island City Garden Development Pte. Ltd.	Property owner, developer and investment holding	Singapore	100	100
* Land Equity Development Pte Ltd	Property owner	Singapore	100	100
** Lingo Enterprises Limited	Property holding and property investment	Hong Kong	100	100
** Millennium & Copthorne Hotels plc	Investment holding	United Kingdom	53	53
* North Bridge Commercial Complex Pte Ltd	Property holding	Singapore	99	99
** Pacific Height Enterprises Company Limited	Property investment	Hong Kong	100	100

41 Significant investments (cont'd)

	Principal Activity	Country of Incorporation	Effective Group Interest 2007 %	Effective Group Interest 2006 %
Subsidiaries (cont'd)				
Direct/Indirect Subsidiaries of the Company (cont'd)				
** Palmerston Holdings Sdn. Bhd.	Property owner and developer	Malaysia	51	51
^ Reach Across International Limited	Investment holding	British Virgin Islands	100	100
* Republic Plaza City Club (Singapore) Pte Ltd	Owner and operator of club	Singapore	100	100
* Singapura Developments (Private) Limited	Property owner, developer and investment holding	Singapore	100	100
* Sunshine Plaza Pte Ltd	Property owner, developer and investment holding	Singapore	100	100
* Target Realty Limited	Property owner, developer and investment holding	Singapore	99	99
**** Tianjin Trophy Real Estate Co., Ltd.	Property investment	People's Republic of China	100	–
* The Corporate Building Pte Ltd	Property holding	Singapore	99	99
* The Corporate Office Pte Ltd	Property holding	Singapore	99	99
* The Office Chamber Pte Ltd	Property holding	Singapore	99	99
^ Wideachieve Holdings Limited	Investment holding	British Virgin Islands	100	100
Direct/Indirect Subsidiaries of Millennium & Copthorne Hotels plc				
** Anchorage-Lakefront Limited Partnership	Hotel owner	United States of America	53	53
** Bostonian Hotel Limited Partnership	Hotel owner	United States of America	53	53
** CDL (New York) LLC	Hotel owner	United States of America	53	53
** CDL Hotels (Chelsea) Limited	Hotel owner and operator	United Kingdom	53	53
** CDL Hotels (Korea) Ltd.	Hotel owner and operator	Republic of Korea	53	53
** CDL Hotels (Malaysia) Sdn. Bhd.	Hotel owner and operator	Malaysia	53	53
** CDL Hotels (U.K.) Limited	Hotel owner and operator	United Kingdom	53	53

41 Significant investments (cont'd)

	Principal Activity	Country of Incorporation	Effective Group Interest 2007 %	Effective Group Interest 2006 %
Subsidiaries (cont'd)				
Direct/Indirect Subsidiaries of Millennium & Copthorne Hotels plc (cont'd)				
** CDL Hotels USA Inc.	Hotel investment holding company	United States of America	53	53
** CDL Investments New Zealand Limited	Investment and property/ management company	New Zealand	24	24
** CDL West 45th Street LLC	Hotel owner	United States of America	53	53
** Chicago Hotel Holdings, Inc.	Hotel owner and operator	United States of America	53	53
* City Hotels Pte. Ltd.	Hotel operator and investment holding company	Singapore	53	53
** Copthorne Hotel (Birmingham) Limited	Hotel owner and operator	United Kingdom	53	53
** Copthorne Hotel (Gatwick) Limited	Hotel owner and operator	United Kingdom	53	53
** Copthorne Hotel (Manchester) Limited	Hotel owner and operator	United Kingdom	53	53
** Copthorne Hotel (Newcastle) Limited	Hotel owner and operator	United Kingdom	50	50
** Copthorne Hotel (Slough) Limited	Hotel owner and operator	United Kingdom	53	53
** Copthorne Hotel Holdings Limited	Hotel investment holding company	United Kingdom	53	53
** Copthorne Hotels Limited	Hotel investment holding company	United Kingdom	53	53
* Copthorne Orchid Hotel Singapore Pte Ltd	Hotel owner and operator	Singapore	53	53
** Gateway Regal Holdings LLC	Hotel owner and operator	United States of America	53	53
** Grand Plaza Hotel Corporation	Hotel owner and operator and investment holding company	Philippines	35	35
* Harbour View Hotel Pte. Ltd.	Hotel operator	Singapore	53	53
** Hong Leong Hotel Development Limited	Hotel owner and operator	Taiwan	42	42
^ Hong Leong Hotels Pte Ltd.	Investment holding company	Cayman Islands	53	53

41 Significant investments (cont'd)

		Principal Activity	Country of Incorporation	Effective Group Interest 2007 %	Effective Group Interest 2006 %
Subsidiaries (cont'd)					
Direct/Indirect Subsidiaries of Millennium & Copthorne Hotels plc (cont'd)					
**	Hospitality Group Limited	Holding company	New Zealand	26	26
*	Hospitality Holdings Pte. Ltd.	Investment holding company	Singapore	53	53
*	King's Tanglin Shopping Pte. Ltd.	Property owner	Singapore	53	53
**	London Britannia Hotel Limited	Hotel owner and operator	United Kingdom	53	53
**	London Tara Hotel Limited	Hotel owner and operator	United Kingdom	53	53
**	M&C Crescent Interests, LLC	Property owner	United States of America	53	53
**	M&C Hotel Interest, Inc	Hotel management services company	United States of America	53	53
**	M&C Hotels France SAS	Hotel owner	France	53	53
*	M&C REIT Management Limited	REIT investment management services	Singapore	53	53
**	Millennium & Copthorne Hotels New Zealand Limited	Hotel investment holding company	New Zealand	37	37
*	Millennium & Copthorne International Limited	Hotels and resorts management	Singapore	53	53
**	Quantum Limited	Holding company	New Zealand	26	26
*	Republic Hotels & Resorts Limited	Hotel operator and investment holding company	Singapore	53	53
**	RHM-88, LLC	Hotel owner and operator	United States of America	53	53
**	WHB Biltmore LLC	Hotel owner and operator	United States of America	53	53
Direct/Indirect Subsidiaries of City e-Solutions Limited					
**	Richfield Hospitality, Inc.	Investment holding and provision of hospitality related services	United States of America	52	52
**	Sceptre Hospitality Resources, Inc.	Provision of reservation system services	United States of America	52	52
^	SWAN Holdings Limited	Investment holding	Bermuda	52	52
**	SWAN USA, Inc.	Holding company	United States of America	52	52

41 Significant investments (cont'd)

	Principal Activity	Country of Incorporation	Effective Group Interest 2007 %	Effective Group Interest 2006 %
Associates				
Associate of Millennium & Copthorne Hotels plc				
* CDL Hospitality Trusts	See Note (1)	Singapore	20	21
Associate of City e-Solutions Limited				
# Tune Hospitality Investments FZCO	Developer and owner of a portfolio of "no-frills" limited service hotels in ASEAN	United Arab Emirates	21	-
Jointly-controlled Entities				
Jointly-controlled Entities of the Company				
* Aster Land Development Pte Ltd	Property development and investment dealing activities	Singapore	30	30
* Branbury Investments Ltd	Property owner	Singapore	43	43
* Burlington Square Investment Pte Ltd	Property owner	Singapore	25	25
* Burlington Square Properties Pte Ltd	Property sales and ownership	Singapore	25	25
* City Sunshine Holdings Pte. Ltd.	Property owner	Singapore	50	50
** Exchange Tower Ltd.	Investment holding	Thailand	39	39
* Glengary Pte. Ltd.	Property owner and developer	Singapore	50	50
# Grange 100 Pte. Ltd.	Property investment and owner	Singapore	40	–
* Granmil Holdings Pte Ltd	Property owner and developer	Singapore	40	40
** Krungthep Rimnam Ltd.	Hotel business	Thailand	49	49
** P.T. City Island Utama	Property owner and developer	Indonesia	30	30
* Richmond Hotel Pte Ltd	Property owner and developer	Singapore	33	33
# South Beach Consortium Pte. Ltd.	Investment holding	Singapore	33	–
* Summervale Properties Pte. Ltd.	Property owner and developer	Singapore	50	–
* TC Development Pte. Ltd.	Property developer and owner	Singapore	50	50
* Tomlinson Hotel Pte. Ltd.	Hotel owner	Singapore	33	33
* Tripartite Developers Pte. Limited	Property developer	Singapore	33	33

41 Significant investments (cont'd)

	Principal Activity	Country of Incorporation	Effective Group Interest 2007 %	Effective Group Interest 2006 %
Jointly-controlled Entities (cont'd)				
Jointly-controlled Entity of Millennium & Copthorne Hotels plc				
^ New Unity Holdings Limited	Investment holding company	British Virgin Islands	27	26
Jointly-controlled Entity of City e-Solutions Limited				
* Mindchamps Holdings Pte. Ltd.	Provision of education and learning related services	Singapore	26	-

*	Audited by KPMG Singapore
**	Audited by other member firms of KPMG International
***	Audited by S.Y. Yang & Company, Hong Kong
****	Audited by Sino-Reality Certified Public Accountants, People's Republic of China
^	Not subject to audit by law of country of incorporation
#	Auditors have not been appointed as at 31 December 2007

Note (1) CDL Hospitality Trusts is a stapled group comprising CDL Hospitality Real Estate Investment Trust ("H-REIT"), a real estate investment trust, and CDL Hospitality Business Trust ("HBT"), a business trust. H-REIT has an investment strategy of investing directly or indirectly, in a diversified portfolio of income-producing real estate which is primarily used for hospitality and/or hospitality-related purposes, whether wholly or partially, and real-estate related assets in relation to the foregoing.

HBT is a business trust which is dormant. It exists primarily as a "master lessee of last resort" and will become active if H-REIT is unable to appoint a master lessee for any of the Singapore hotels in its portfolio at the expiry of the relevant master lease agreement or for a newly acquired hotel. HBT may also become active if it undertakes certain hospitality and hospitality-related development projects, acquisitions and investments which may not be suitable for H-REIT.

42 Comparative figures

Certain comparative figures have been restated due to the change in accounting policy as detailed in note 2.6. Certain items in the comparative figures have been reclassified to conform with the current year's presentation.

Statistics of Ordinary Shareholdings

As at 29 February 2008

Class of Shares	:	Ordinary shares
No. of Ordinary Shares issued	:	909,301,330
No. of Ordinary Shareholders	:	8,623
Voting Rights	:	1 vote for 1 ordinary share

Range of Ordinary Shareholdings	No. of Ordinary Shareholders	%	No. of Ordinary Shares	%
1 - 999	1,313	15.23	388,054	0.04
1,000 -10,000	6,563	76.11	17,365,230	1.91
10,001 -1,000,000	710	8.23	33,207,207	3.65
1,000,001 and above	37	0.43	858,340,839	94.40
	8,623	100.00	909,301,330	100.00

Based on information available to the Company as at 29 February 2008, approximately 51.22% of the total number of issued ordinary shares of the Company is held by the public, and accordingly, Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited has been complied with.

MAJOR ORDINARY SHAREHOLDERS LIST – Top 20 as at 29 February 2008

No.	Name	No. of Ordinary Shares Held	%
1	DBS Nominees Pte Ltd	158,551,736	17.44
2	Hong Leong Investment Holdings Pte. Ltd.	123,669,335	13.60
3	Citibank Nominees (Singapore) Pte Ltd	81,187,139	8.93
4	HSBC (Singapore) Nominees Pte Ltd	78,300,573	8.61
5	Hong Leong Holdings Limited	63,787,477	7.01
6	The HSBC Limited	57,000,000	6.27
7	DBSN Services Pte Ltd	46,128,781	5.07
8	UOB Nominees (Pte) Ltd	41,747,039	4.59
9	Raffles Nominees Pte Ltd	23,938,642	2.63
10	Hong Realty (Private) Limited	22,098,799	2.43
11	Garden Estates (Pte.) Limited	18,152,365	2.00
12	Euroform (S) Pte. Limited	17,603,045	1.94
13	Hong Leong Corporation Holdings Pte Ltd	15,929,833	1.75
14	NIN Investment Holdings Pte Ltd	13,161,490	1.45
15	SGI Investment Holdings Pte Ltd	12,752,414	1.40
16	Mayban Nominees (S) Pte Ltd	12,016,442	1.32
17	Morgan Stanley Asia (Singapore) Pte Ltd	8,038,959	0.88
18	Smith New Court (Singapore) Pte Ltd	7,348,581	0.81
19	Singapore Nominees Pte Ltd	6,544,000	0.72
20	Kay Hian James Capel Pte Ltd	5,322,436	0.59
		813,279,086	89.44

Statistics of Ordinary Shareholdings

As at 29 February 2008

Substantial Shareholders as shown in the Register of Substantial Shareholders

	No. of ordinary shares in which they have interest			
	Direct Interest	Deemed Interest	Total	%
Hong Realty (Private) Limited	32,088,024	30,499,756 [(1)]	62,587,780	6.883
Hong Leong Holdings Limited	148,787,477	19,547,220 [(2)]	168,334,697	18.513
Hong Leong Investment Holdings Pte. Ltd.	140,169,335	301,958,566 [(3)]	442,127,901	48.623
Davos Investment Holdings Private Limited	–	442,127,901 [(4)]	442,127,901	48.623
Kwek Holdings Pte Ltd	–	442,127,901 [(4)]	442,127,901	48.623
Aberdeen Asset Management plc and its subsidiaries	–	47,086,871 [(5)]	47,086,871	5.178

Notes

(1) Hong Realty (Private) Limited ("HR") is deemed under Section 7 of the Companies Act to have an interest in the 30,499,756 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) Hong Leong Holdings Limited ("HLH") is deemed under Section 7 of the Companies Act to have an interest in the 19,547,220 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) Hong Leong Investment Holdings Pte. Ltd. ("HLIH") is deemed under Section 7 of the Companies Act to have an interest in the 301,958,566 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 62,587,780 ordinary shares held directly and indirectly by HR; and (ii) the 168,334,697 ordinary shares held directly and indirectly by HLH, out of which 9,305,391 ordinary shares have been identified as ordinary shares in which HR is also deemed to have an interest in under note [(1)] above.

(4) Davos Investment Holdings Private Limited and Kwek Holdings Pte Ltd are deemed under Section 7 of the Companies Act to have an interest in the 442,127,901 ordinary shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(5) The deemed interest of Aberdeen Asset Management plc and its subsidiaries (the "Aberdeen Group") is based on the last notification to the Company on 11 February 2008 and relates to shares held by various accounts managed or advised by the Aberdeen Group whereby the Aberdeen Group is given proxy voting rights.

Statistics of Preference Shareholdings

As at 29 February 2008

Class of Shares	:	Non-Redeemable Convertible Non-Cumulative Preference Shares ("Preference Shares")
No. of Preference Shares issued	:	330,874,257
No. of Preference Shareholders	:	2,724
Voting Rights	:	Entitled to attend, speak and vote at any class meeting of the Holders of Preference Shares. 1 vote for each Preference Share.

Not entitled to attend and vote at any General Meeting of the Company except as provided below :

(a) If the Preference Dividend (or any part thereof) due and payable and accrued is in arrears and has remain unpaid for at least 6 months, such right to attend and vote shall continue until such Preference Dividend (or any part thereof) in arrears and unpaid has been paid in full;

(b) If the resolution in question varies the rights attached to the Preference Shares; or

(c) If the resolution in question is for the winding up of the Company.

Range of Preference Shareholdings	No. of Preference Shareholders	%	No. of Preference Shares	%
1 - 999	404	14.83	179,954	0.05
1,000 - 10,000	1,984	72.84	5,500,266	1.67
10,001 - 1,000,000	319	11.71	22,360,051	6.76
1,000,001 and above	17	0.62	302,833,986	91.52
	2,724	100.00	330,874,257	100.00

MAJOR PREFERENCE SHAREHOLDERS LIST – Top 20 as at 29 February 2008

No.	Name	No. of Preference Shares Held	%
1	DBS Nominees Pte Ltd	134,410,569	40.62
2	Mandai Properties Pte Ltd	64,931,000	19.62
3	Citibank Nominees (Singapore) Pte Ltd	35,453,133	10.72
4	Aster Land Development Pte Ltd	26,913,086	8.13
5	Fairmount Development Pte Ltd	7,000,000	2.12
6	Infocomm Investments Pte Ltd	5,700,000	1.72
7	Lim & Tan Securities Pte Ltd	5,027,864	1.52
8	Guan Hong Plantation Private Limited	5,000,000	1.51
9	Hong Leong Foundation	3,564,038	1.08
10	Upnorth Development Pte Ltd	3,000,000	0.91
11	HSBC (Singapore) Nominees Pte Ltd	2,594,805	0.78
12	Interfab Pte Ltd	2,054,102	0.62
13	DBS Vickers Securities (Singapore) Pte Ltd	1,875,580	0.57
14	Ng Kin In	1,550,000	0.47
15	Liew Chee Kong	1,450,000	0.44
16	United Overseas Bank Nominees Pte Ltd	1,303,809	0.39
17	Kim Eng Securities Pte. Ltd.	1,006,000	0.30
18	Sun Yuan Overseas Pte Ltd	972,000	0.29
19	Merrill Lynch (Singapore) Pte Ltd	817,925	0.25
20	Ku Gordon	717,000	0.22
		305,340,911	92.28

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Forty-Fifth Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Banquet Suite, Level 10, 81 Anson Road, Singapore 079908 on Thursday, 24 April 2008 at 3.00 p.m. for the following purposes:

(A) ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2007.

2. To declare a final tax-exempt (one-tier) ordinary dividend of 7.5 cents per ordinary share and a special final tax-exempt (one-tier) ordinary dividend of 12.5 cents per ordinary share for the year ended 31 December 2007 as recommended by the Directors.

3. (a) To approve Directors' Fees of $308,000.00 for the year ended 31 December 2007 (year 2006 : $291,124.00) and Audit Committee Fees of $47,500.00 per quarter for the period from 1 July 2008 to 30 June 2009 (period 1 July 2007 to 30 June 2008 : $47,500.00), with payment of the Audit Committee Fees to be made in arrears at the end of each calendar quarter.

   (b) To approve additional Directors' Fees of $50,000.00 for each Director for the year ended 31 December 2007 (year 2006 : Nil).

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   (a) Mr Chow Chiok Hock
   (b) Mr Han Vo-Ta

5. To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50 of Singapore (the "Companies Act") to hold office from the date of this Annual General Meeting until the next Annual General Meeting:

   (a) Mr Chee Keng Soon
   (b) Mr Tang See Chim

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

(B) SPECIAL BUSINESS

To consider and, if thought fit, to pass, with or without any modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors to:

   (a) (i) issue ordinary shares in the capital of the Company whether by way of rights, bonus or otherwise; and/or

   (ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into ordinary shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

   (b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue ordinary shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Ordinary Resolution (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) of this Ordinary Resolution), of which the aggregate number of ordinary shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) of this Ordinary Resolution);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of ordinary shares that may be issued under paragraph (1) of this Ordinary Resolution, the total number of issued ordinary shares, excluding treasury shares, shall be based on the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:

(i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding and subsisting at the time this Ordinary Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of ordinary shares;

(3) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

8. That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares ("Ordinary Shares") and/or non-redeemable convertible non-cumulative preference shares ("Preference Shares") in the capital of the Company not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) market purchases (each a "Market Purchase") on the SGX-ST; and/or

(ii) off-market purchases (each an "Off-Market Purchase") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally ("Share Purchase Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) in this Resolution:

"Prescribed Limit" means in relation to any purchase or acquisition of Ordinary Shares, the number of issued Ordinary Shares representing 10% of the total number of issued Ordinary Shares as at the date of the passing of this Resolution, (excluding any Ordinary Shares held as treasury shares), and in relation to any purchase or acquisition of Preference Shares, the number of issued Preference Shares representing 10% of the total number of issued Preference Shares as at the date of the passing of this Resolution; and

"Maximum Price" in relation to an Ordinary Share or Preference Share to be purchased (as the case may be) means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase, 105% of the Average Closing Price of the Ordinary Shares or Preference Shares (as the case may be); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price of the Ordinary Shares or Preference Shares (as the case may be),

where:

"Average Closing Price" means the average of the Closing Market Prices of the Ordinary Shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the Ordinary Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"Closing Market Price" means the last dealt price for an Ordinary Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"Highest Last Dealt Price" means the highest price transacted for an Ordinary Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Ordinary Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"day of the making of the offer" means the day on which the Company makes an offer for the Off-Market Purchase of Ordinary Shares or Preference Shares, as the case may be, from holders of Ordinary Shares or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Ordinary Share or Preference Share, and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"Market Day" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

9. That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of new ordinary shares to be issued pursuant to the Scheme shall not exceed 8% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company from time to time.

Notice of Annual General Meeting

10. (a) That approval be and is hereby given for the purpose of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and its associated companies that are not listed on the SGX-ST, or an approved exchange, over which the Company, its subsidiaries and/or its interested person(s), have control, or any of them, to enter into any of the transactions falling within the category of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 28 April 2003 (the "Circular") with any party who is of the class or classes of Interested Persons described in the Circular, provided that such transactions are entered into in accordance with the review procedures for Interested Person Transactions as set out in the Circular, and that such approval (the "IPT Mandate"), shall unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

    (b) That the Directors of the Company and each of them be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they or he may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

(C) TO TRANSACT ANY OTHER BUSINESS

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Singapore
27 March 2008

The Company had on 28 February 2008 advised that the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 9 May 2008. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 8 May 2008 will be registered to determine ordinary shareholders' entitlement to the dividends for the year ended 31 December 2007. Entitlements of ordinary shareholders, being Depositors, to the said dividends will be determined based on the ordinary shares credited to their securities accounts with The Central Depository (Pte) Limited as at 5.00 p.m. on 8 May 2008.

The Directors have recommended a final tax-exempt (one-tier) ordinary dividend of 7.5 cents per ordinary share and a special final tax-exempt (one-tier) ordinary dividend of 12.5 cents per ordinary share in respect of the financial year ended 31 December 2007 for approval by ordinary shareholders at the Annual General Meeting to be held on 24 April 2008. The final dividends, if approved, will be payable on 23 May 2008.

Notice of Annual General Meeting

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. Completion and return of the instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.

4. With reference to item 3(a) of the Ordinary Business above, the Directors' Fees of $308,000.00 excludes Audit Committee Fees of $47,500.00 per quarter.

5. With reference to item 3(b) of the Ordinary Business above, in view of the exceptionally good performance of the Group in 2007, a special one-time payment of additional Directors' Fees of $50,000.00 for each Director for the financial year ended 31 December 2007 is proposed (amounting in aggregate to $400,000.00 as there were 8 Directors in office during 2007). This payment, which is in addition to the ordinary Directors' Fees in item 3(a) of the Ordinary Business above, is to remunerate the Directors for their dedicated service, entrepreneurial leadership and invaluable contributions to the Company's success.

6. With reference to item 4(a) of the Ordinary Business above, Mr Chow Chiok Hock will, upon re-election as a Director of the Company, remain as a member of the Remuneration and City Developments Share Option Scheme 2001 Committees.

7. With reference to item 4(b) of the Ordinary Business above, Mr Han Vo-Ta will, upon re-election as a Director of the Company, remain as a member of the Audit Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

8. With reference to item 5(a) of the Ordinary Business above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit, Nominating, Remuneration and City Developments Share Option Scheme 2001 Committees, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

9. With reference to item 5(b) of the Ordinary Business, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit, Remuneration and City Developments Share Option Scheme 2001 Committees, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

10. The Ordinary Resolution proposed in 7 above, if passed, will empower the Directors of the Company from the date of the Meeting until the next Annual General Meeting to issue ordinary shares whether by way of rights, bonus or otherwise and/or make or grant Instruments that might require new ordinary shares to be issued up to and not exceeding 50% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company, with an aggregate sub-limit of 20% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company for any issue of new ordinary shares not made on a *pro-rata* basis to shareholders. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

11. The Ordinary Resolution proposed in 8 above, if passed, will empower Directors of the Company to make purchases or otherwise acquire the Company's issued Ordinary Shares and/or Preference Shares from time to time subject to and in accordance with the guidelines set out in Annexure I of the Appendix Accompanying this Notice. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

12. The Ordinary Resolution proposed in 9 above, if passed, will empower the Directors of the Company to offer and grant options under the Scheme and to issue from time to time such number of new ordinary shares in the capital of the Company pursuant to the exercise of share options under the Scheme subject to such limits or sub-limits as prescribed in the Scheme.

13. The Ordinary Resolution proposed in 10 above, if passed, will renew the IPT Mandate first approved by Shareholders on 29 May 2003 to facilitate the Company, its subsidiaries and its associated companies to enter into Interested Person Transactions, the details of which are set out in Annexure II and Appendix A of the Appendix Accompanying this Notice. The IPT Mandate will continue in force until the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

City Developments Limited
(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

PROXY FORM

IMPORTANT:
1. For investors who have used their CPF monies to buy the Company's ordinary shares, this Summary Report/Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF Investors and holders of the Company's Preference shares and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. CPF Investors who wish to attend the 45th Annual General Meeting as OBSERVERS have to submit their requests through their respective Agent Banks so that their Agent Banks may register, in the required format, with the Company Secretary of City Developments Limited. (Agent Banks : please see note No. 9 on required format).

* I/We, ______________________________ with NRIC/Passport Number : ______________

of ____

being a *member/members of City Developments Limited (the "Company"), hereby appoint

Name	**Address**	**NRIC/ Passport Number**	**Proportion of Shareholdings (%)**

*and/or

as *my/our *proxy/proxies to vote for *me/us on *my/our behalf at the Forty-Fifth Annual General Meeting of the Company ("AGM") to be held at M Hotel Singapore, Banquet Suite, Level 10, 81 Anson Road, Singapore 079908 on Thursday, 24 April 2008 at 3.00 p.m., and at any adjournment thereof. *I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM.

No.	Resolutions		For	Against
	ORDINARY BUSINESS:			
1.	Adoption of Reports and Financial Statements			
2.	Declaration of a Final Ordinary Dividend and a Special Final Ordinary Dividend			
3.	(a) Approval of Directors' Fees and Audit Committee Fees			
	(b) Approval of Additional Directors' Fees			
4.	Re-election of Directors:	(a) Mr Chow Chiok Hock		
		(b) Mr Han Vo-Ta		
5.	Re-appointment of Directors under Section 153(6) of the Companies Act, Chapter 50:	(a) Mr Chee Keng Soon		
		(b) Mr Tang See Chim		
6.	Re-appointment of KPMG as Auditors			
	SPECIAL BUSINESS:			
7.	Authority for Directors to issue ordinary shares and/or make or grant offers, agreements or options pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited			
8.	Renewal of Share Purchase Mandate			
9.	Authority for Directors to offer and grant options and issue new ordinary shares in accordance with the provisions of the City Developments Share Option Scheme 2001			
10.	Renewal of IPT Mandate for Interested Person Transactions			

Dated this ____________ day of ____________ 2008

No. of ordinary shares held

____
Signature(s) of
Member(s)/Common Seal

*Delete accordingly
IMPORTANT: PLEASE READ NOTES ON THE REVERSE

Notes:

1. Please insert the total number of ordinary shares held by you. If you have ordinary shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of ordinary shares. If you have ordinary shares registered in your name in the Register of Members, you should insert that number of ordinary shares. If you have ordinary shares entered against your name in the Depository Register and ordinary shares registered in your name in the Register of Members, you should insert the aggregate number of ordinary shares. If no number is inserted, this instrument appointing a proxy or proxies shall be deemed to relate to all the ordinary shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. Completion and return of this instrument appointing a proxy shall not preclude a member from attending and voting at the AGM. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the AGM in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under the instrument of proxy, to the AGM.
5. This instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the AGM.
6. This instrument appointing a proxy or proxies must be signed by the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its common seal or under the hand of its attorney duly authorised or a duly authorised officer. Where an instrument appointing a proxy or proxies is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must be lodged with the instrument, failing which the instrument may be treated as invalid.
7. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the AGM in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50.
8. The Company shall be entitled to reject an instrument of proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of ordinary shares entered in the Depository Register, the Company may reject any instrument of proxy or proxies lodged if the member, being the appointor, is not shown to have ordinary shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the AGM, as certified by The Central Depository (Pte) Limited to the Company.
9. Agent Banks acting on the request of CPF Investors who wish to attend the AGM as Observers are required to submit in writing, a list with details of the investor's name, NRIC/Passport Number, addresses and number of ordinary shares held. The list, signed by an authorised signatory of the agent bank, should reach the Company Secretary, at the registered office of the Company not less than 48 hours before the appointed time for the AGM.

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AGM
Proxy Form

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Stamp
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The Secretary
CITY DEVELOPMENTS LIMITED
36 Robinson Road
#04-01 City House
Singapore 068877

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Notice of Cessation Of Substantial Shareholding *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	03-Apr-2008 17:20:49
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	03-04-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	02-04-2008
2.	The change in the percentage level	From 5.0027 % To 4.8891 %
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions (from 7 March 2008 to 2 April 2008).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	45,489,871
As a percentage of issued share capital	0 %	5.0027 %
No. of shares held after the change	0	44,274,871
As a percentage of issued share capital	0 %	4.8691 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 2 April 2008.

No. of shares held without voting rights but with disposal rights (provided pursuant to the position taken by the Monetary Authority of Singapore for fund managers to disclose by way of segregated reporting the fund manager's interest in shares over which the fund manager has no voting rights but has disposal rights) : 25,491,817.

Attachments:

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Apr-2008 17:16:16
Announcement No.	00051

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Appointment of Chief Executive Officer
Description	Please see attached the announcement released by Millennium & Copthorne Hotels plc on 7 April 2008.
Attachments:	CEO_Appt.pdf Total size = **21K** (2048K size limit recommended)

For immediate release 7 April 2008

Millennium & Copthorne Hotels plc
Appointment of Chief Executive Officer

Millennium & Copthorne Hotels plc, the international group with a global portfolio of over 110 hotels announces the appointment of Richard Hartman as Chief Executive Officer with effect from today, 7 April 2008.

Richard will be joining the Board of Millennium & Copthorne immediately following the Company's annual general meeting which is being held on 7 May 2008.

Richard, aged 62, has over 30 years experience in the hotel and restaurant industry. From 1999 he has held senior positions at InterContinental Hotels Group (formerly known as Six Continents Hotels Group and Bass Hotels & Resorts) where he was a main Board Director from 2003 until 2007, most recently as Managing Director of InterContinental Hotels Group, Europe, Middle East and Africa with responsibility for 620 hotels. Previously he was Managing Director of InterContinental Hotels Group Asia Pacific between 1998 and 2003, where he increased the company portfolio, making it the second largest hotel chain in Asia Pacific.

Prior to joining InterContinental Hotels Group in 1998 he was President of ITT Sheraton North America between 1992 and 1998, where he led a turnaround in performance, repositioning the Sheraton North America as the premier brand of choice, and President of ITT Sheraton Asia Pacific between 1985 and 1992.

During his tenure as President of the Asia Pacific Division, he successfully executed an aggressive development strategy, growing the Division, substantially increasing earnings and firmly establishing Sheraton as one of the three leading hotel chains in Asia and the market leader in Australia, New Zealand and South Pacific.

Richard has achieved numerous awards from governments, universities and business associations.

Following the appointment of Richard as Chief Executive Officer, Wong Hong Ren who is currently acting as Interim Chief Executive will revert to being an Executive Director. Wong Hong Ren's executive responsibilities will include overseeing the Group's finance function.

The Company confirms that there are no other matters requiring disclosure in relation to paragraphs 9.6.13(1) to (6) of the Listing Rules.

The Company also announces that Kwek Leng Joo, a non-executive director, has appointed Kwek Eik Sheng, as his alternate as permitted by the Company's Articles of Association.

Commenting on the appointment, Mr Kwek Leng Beng, Chairman said:

"The Board of Millennium & Copthorne is delighted to announce the appointment of Richard as Chief Executive Officer. We are very fortunate to have secured such an experienced, and senior

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	09-Apr-2008 19:19:05
Announcement No.	00175

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Joint Venture marks M&C Hotels' Entry into Indian Market
Description	Please find attached the announcement relating to the above released by Millennium & Copthorne Hotels plc on 9 April 2008.
Attachments:	PressRelease090408.pdf Total size = **41K** (2048K size limit recommended)

For Immediate Release **9 April 2008**

MILLENNIUM & COPTHORNE HOTELS PLC

"Joint Venture marks M&C Hotels' entry into Indian market"

- Joint venture will own and develop hotels in Southern India
- First entry into the Indian sub-continent
- M&C to manage hotels under a new brand currently being developed

Millennium and Copthorne Hotels plc (M&C) provides details on its joint venture company (JV) in India with Rakindo Developers Pvt. Ltd., to develop hospitality projects in India, marking M&C hotels' first entry into India. Under this non-exclusive agreement, the joint venture company, M&C Rakindo Hospitality, will develop two hotels in Chennai and Bangalore. The JV partners are also looking into developing more hotels in Southern India.

Under the JV agreement, M&C Rakindo Hospitality is developing hotels catering to the needs of the business traveller. The two new hotels will be managed under a new urban brand aimed at offering affordable contemporary business hotels to the market. M&C is investing up to USD100 million in the JV. M&C owns 60 percent of the JV and Rakindo Developers own 40 percent.

The demand for hotel rooms is soaring in India due to an increase in the influx of foreign tourists and corporate travelers, as well as a growth in domestic tourism. Room prices in India have risen considerably due to the shortage of hotel type accommodation, according to recent figures released at the Arabian Hotel Investment Conference (AHIC). According to the 2007 Jones Lang LaSalle Hotels India Digest, aggressive growth in RevPar has been recorded in three key Indian cities of Delhi, Bangalore and Mumbai over the last five financial years.

The hotel in Chennai is expected to be completed in 2009 while completion of the Bangalore hotel is expected in 2010.

Chairman of Millennium and Copthorne Hotels plc, Mr Kwek Leng Beng, comments:,
"The Group's first foray into India is to take advantage of the rapid growth of the Indian economy. With very high room rates throughout India, we believe that there is demand for a well-designed product catered to the business traveller who may be unwilling to pay 5-star hotel rates. There is a strong basis to believe in the long-term attractiveness of the Indian hospitality market. In view of this, we hope to focus on markets with high investment potential and build new business hotels in major growth cities in India over the next five years. Rakindo is a valuable partner who has a strong network in the local business community and government and knows the conditions and potential of the Southern Indian market."

Managing Director, Rakindo Developers, Prasad Koneru further comments:,
"The tie-up between M&C and Rakindo Developers, makes tremendous business sense keeping in mind the booming demand for business class hotel rooms in India. The Indian economy is slated to grow at an average of eight per cent plus for the next decade and we feel that this tie-up will help us tremendously into and cater to the growing needs of the business traveller in India."

– END –

Enquiries:
Hong Leong Group Singapore
Cassandra Kong – Assistant Manager Group Corporate Affairs Tel: (65) 6428 9306
Email: casskong@cdl.com.sg

Buchanan Communications **Tel: 020 7466 5000**
Tim Anderson / Charles Ryland / Rebecca Skye Dietrich rebeccad@buchanan.uk.com

Notes to Editors:

Rakindo Developers Pvt. Ltd is a 50:50 joint venture between Chennai based Trimex Group and UAE based Rakeen Pvt. Ltd. Rakindo Developers Pvt. Ltd, plans to expand into the hospitality sector.

Incorporating advanced technology, smart design and modern styles in a comfortable, casual environment with a lifestyle element, the hotels will be located centrally in key cities in India. The first hotel to be completed will be in Chennai's vibrant T Nagar area - a large commercial district and one of the major hubs for business, shopping and entertainment, Chennai is the hub for the textile and jewellery industry in India. The Chennai hotel will be a 120-room property.

The second hotel in the offing is the 300-room hotel in Bangalore located in the Whitefield KIAB Export area. It is a key IT district housing offices of major international IT giants, lending Bangalore its pride of place as the "Silicon Valley of India". Bangalore is also the manufacturing hub of such heavy industries such as aerospace, space and defence sectors, providing an excellent base and hinterland for business travel into the cities.

This new product is now in its final phase of completion and underscores M&C's commitment to building a stronger footprint in hospitality within Asia. This vibrant urban brand promises to provide synergistic value to the new generation business traveller who are independent and technology savvy travellers. Thus, this new approach that will offer guests an overall sensory brand experience - not just a hotel - aimed at redefining the business hotel segment in India," added Mr Tan Kim Seng, Senior Vice President, Millennium & Copthorne International Limited (MCIL).

The new brand being developed by M&C meets the current need in the India market for players to bridge between the five-star and two-star market segments and will cater to the demand for a superior product at an affordable price point. The brand promise is to deliver a unique lifestyle experience relevant to both the corporate and leisure set of the new generation traveller mentioned above continued Mr. Tan Kim Seng.

The hotels will feature contemporary, urban-inspired guestrooms with smart design features that promise to make guest stays memorable - from modular furniture designed to encourage multi-tasking and productivity, to swiveling flat-screen televisions. Featuring landscaped areas, the hotel will enhance the guest experience with well-integrated technology that is user friendly and fuss free, offered in a welcoming environment that provides road warriors with connectivity for business needs and also a casual environment to unwind after the flurry of an extensive business day.

One-hundred percent wireless, the hotels will open with a first-of-its-kind business concept which will include private business booths in a casual setting, specially equipped for conducting business meetings.

Our upcoming hotel properties in Chennai and Bangalore will set a new benchmark in quality and offerings for the business traveller. Both Chennai and Bangalore are witnessing unprecedented business travel growth and this tie-up between Rakindo and M&C will offer the right mix between amenities, ambience and pricing for business travellers to these two booming Indian cities, said Kishore Kothapalli, Director, Rakindo Hospitality.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Mar-2008 17:13:08
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of Annual General Meeting
Description	Please find attached the following issued by the Company : (i) Notice of Annual General Meeting; and (ii) Appendix Accompanying the Notice.
Attachments:	NoticeAGM.pdf Appendix.pdf Total size = **220K** (2048K size limit recommended)

(b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue ordinary shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Ordinary Resolution (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) of this Ordinary Resolution), of which the aggregate number of ordinary shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) of this Ordinary Resolution);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of ordinary shares that may be issued under paragraph (1) of this Ordinary Resolution, the total number of issued ordinary shares, excluding treasury shares, shall be based on the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:

    (i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding and subsisting at the time this Ordinary Resolution is passed; and

    (ii) any subsequent bonus issue, consolidation or subdivision of ordinary shares;

(3) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

8. That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares ("Ordinary Shares") and/or non-redeemable convertible non-cumulative preference shares ("Preference Shares") in the capital of the Company not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

    (i) market purchases (each a "Market Purchase") on the SGX-ST; and/or

    (ii) off-market purchases (each an "Off-Market Purchase") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Forty-Fifth Annual General Meeting of City Developments Limited (the "Company") will be held at M Hotel Singapore, Banquet Suite, Level 10, 81 Anson Road, Singapore 079908 on Thursday, 24 April 2008 at 3.00 p.m. for the following purposes:

(A) ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2007.

2. To declare a final tax-exempt (one-tier) ordinary dividend of 7.5 cents per ordinary share and a special final tax-exempt (one-tier) ordinary dividend of 12.5 cents per ordinary share for the year ended 31 December 2007 as recommended by the Directors.

3. (a) To approve Directors' Fees of $308,000.00 for the year ended 31 December 2007 (year 2006 : $291,124.00) and Audit Committee Fees of $47,500.00 per quarter for the period from 1 July 2008 to 30 June 2009 (period 1 July 2007 to 30 June 2008: $47,500.00), with payment of the Audit Committee Fees to be made in arrears at the end of each calendar quarter.

   (b) To approve additional Directors' Fees of $50,000.00 for each Director for the year ended 31 December 2007 (year 2006 : Nil).

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   (a) Mr Chow Chiok Hock
   (b) Mr Han Vo-Ta

5. To re-appoint the following Directors pursuant to Section 153(6) of the Companies Act, Chapter 50 of Singapore (the "Companies Act") to hold office from the date of this Annual General Meeting until the next Annual General Meeting:

   (a) Mr Chee Keng Soon
   (b) Mr Tang See Chim

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

(B) SPECIAL BUSINESS

To consider and, if thought fit, to pass, with or without any modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors to:

   (a) (i) issue ordinary shares in the capital of the Company whether by way of rights, bonus or otherwise; and/or

   (ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into ordinary shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may, in their absolute discretion, deem fit; and

(b) (notwithstanding the authority conferred by this Ordinary Resolution may have ceased to be in force) issue ordinary shares in pursuance of any Instrument made or granted by the Directors while this Ordinary Resolution was in force;

provided that:

(1) the aggregate number of ordinary shares to be issued pursuant to this Ordinary Resolution (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument), does not exceed 50% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) of this Ordinary Resolution), of which the aggregate number of ordinary shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including ordinary shares to be issued in pursuance of Instruments made or granted pursuant to this Ordinary Resolution but excluding ordinary shares which may be issued pursuant to any adjustments effected under any relevant Instrument) does not exceed 20% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company (as calculated in accordance with paragraph (2) of this Ordinary Resolution);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of ordinary shares that may be issued under paragraph (1) of this Ordinary Resolution, the total number of issued ordinary shares, excluding treasury shares, shall be based on the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for:

    (i) new ordinary shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding and subsisting at the time this Ordinary Resolution is passed; and

    (ii) any subsequent bonus issue, consolidation or subdivision of ordinary shares;

(3) in exercising the authority conferred by this Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Ordinary Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

8. That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares ("Ordinary Shares") and/or non-redeemable convertible non-cumulative preference shares ("Preference Shares") in the capital of the Company not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors of the Company from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

    (i) market purchases (each a "Market Purchase") on the SGX-ST; and/or

    (ii) off-market purchases (each an "Off-Market Purchase") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors of the Company as they may, in their absolute discretion, deem fit, which schemes shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally ("Share Purchase Mandate");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors of the Company at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next annual general meeting of the Company is held; or

(ii) the date by which the next annual general meeting of the Company is required by law to be held;

(c) in this Resolution:

"Prescribed Limit" means in relation to any purchase or acquisition of Ordinary Shares, the number of issued Ordinary Shares representing 10% of the total number of issued Ordinary Shares as at the date of the passing of this Resolution, (excluding any Ordinary Shares held as treasury shares), and in relation to any purchase or acquisition of Preference Shares, the number of issued Preference Shares representing 10% of the total number of issued Preference Shares as at the date of the passing of this Resolution; and

"Maximum Price" in relation to an Ordinary Share or Preference Share to be purchased (as the case may be) means an amount (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase, 105% of the Average Closing Price of the Ordinary Shares or Preference Shares (as the case may be); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price of the Ordinary Shares or Preference Shares (as the case may be),

where:

"Average Closing Price" means the average of the Closing Market Prices of the Ordinary Shares or Preference Shares (as the case may be) over the last five (5) Market Days on the SGX-ST, on which transactions in the Ordinary Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"Closing Market Price" means the last dealt price for an Ordinary Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"Highest Last Dealt Price" means the highest price transacted for an Ordinary Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Ordinary Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"day of the making of the offer" means the day on which the Company makes an offer for the Off-Market Purchase of Ordinary Shares or Preference Shares, as the case may be, from holders of Ordinary Shares or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Ordinary Share or Preference Share, and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road, #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for holding the Meeting.

3. Completion and return of the instrument appointing a proxy shall not preclude a member from attending and voting at the Meeting. Any appointment of a proxy or proxies shall be deemed to be revoked if a member attends the Meeting in person, and in such event, the Company reserves the right to refuse to admit any person or persons appointed under this instrument of proxy, to the Meeting.

4. With reference to item 3(a) of the Ordinary Business above, the Directors' Fees of $308,000.00 excludes Audit Committee Fees of $47,500.00 per quarter.

5. With reference to item 3(b) of the Ordinary Business above, in view of the exceptionally good performance of the Group in 2007, a special one-time payment of additional Directors' Fees of $50,000.00 for each Director for the financial year ended 31 December 2007 is proposed (amounting in aggregate to $400,000.00 as there were 8 Directors in office during 2007). This payment, which is in addition to the ordinary Directors' Fees in item 3(a) of the Ordinary Business above, is to remunerate the Directors for their dedicated service, entrepreneurial leadership and invaluable contributions to the Company's success.

6. With reference to item 4(a) of the Ordinary Business above, Mr Chow Chiok Hock will, upon re-election as a Director of the Company, remain as a member of the Remuneration and City Developments Share Option Scheme 2001 Committees.

7. With reference to item 4(b) of the Ordinary Business above, Mr Han Vo-Ta will, upon re-election as a Director of the Company, remain as a member of the Audit Committee, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

8. With reference to item 5(a) of the Ordinary Business above, Mr Chee Keng Soon will, upon re-appointment as a Director of the Company, remain as Chairman of the Audit, Nominating, Remuneration and City Developments Share Option Scheme 2001 Committees, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

9. With reference to item 5(b) of the Ordinary Business, Mr Tang See Chim will, upon re-appointment as a Director of the Company, remain as a member of the Audit, Remuneration and City Developments Share Option Scheme 2001 Committees, and is considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited.

10. The Ordinary Resolution proposed in 7 above, if passed, will empower the Directors of the Company from the date of the Meeting until the next Annual General Meeting to issue ordinary shares whether by way of rights, bonus or otherwise and/or make or grant Instruments that might require new ordinary shares to be issued up to and not exceeding 50% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company, with an aggregate sub-limit of 20% of the total number of issued ordinary shares, excluding treasury shares, in the capital of the Company for any issue of new ordinary shares not made on a *pro-rata* basis to shareholders. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

11. The Ordinary Resolution proposed in 8 above, if passed, will empower Directors of the Company to make purchases or otherwise acquire the Company's issued Ordinary Shares and/or Preference Shares from time to time subject to and in accordance with the guidelines set out in Annexure I of the Appendix Accompanying this Notice. This authority will expire at the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

12. The Ordinary Resolution proposed in 9 above, if passed, will empower the Directors of the Company to offer and grant options under the Scheme and to issue from time to time such number of new ordinary shares in the capital of the Company pursuant to the exercise of share options under the Scheme subject to such limits or sub-limits as prescribed in the Scheme.

13. The Ordinary Resolution proposed in 10 above, if passed, will renew the IPT Mandate first approved by Shareholders on 29 May 2003 to facilitate the Company, its subsidiaries and its associated companies to enter into Interested Person Transactions, the details of which are set out in Annexure II and Appendix A of the Appendix Accompanying this Notice. The IPT Mandate will continue in force until the conclusion of the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

APPENDIX ACCOMPANYING THE NOTICE OF ANNUAL GENERAL MEETING DATED 27 MARCH 2008

IN RELATION TO

(1) THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE; AND

(2) THE PROPOSED RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

CONTENTS

CITY DEVELOPMENTS LIMITED

(Co. Reg. No. 196300316Z)
(Incorporated in the Republic of Singapore)

Board of Directors:

Kwek Leng Beng (Executive Chairman)
Kwek Leng Joo (Managing Director)
Chee Keng Soon
Chow Chiok Hock
Foo See Juan
Kwek Leng Peck
Han Vo-Ta
Tang See Chim

Registered Office:

36 Robinson Road
#04-01 City House
Singapore 068877

27 March 2008

To: The Shareholders of City Developments Limited
("**Shareholders**")

Dear Sir/Madam

(I) PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE
(II) PROPOSED RENEWAL OF IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

We refer to the Notice of the Forty-Fifth Annual General Meeting of City Developments Limited ("**CDL**" or the "**Company**") ("**45th AGM**") issued by the Company on 27 March 2008 (the "**Notice**").

Item 8 of the Notice of the 45th AGM is an Ordinary Resolution ("**Resolution 8**") to be proposed at the 45th AGM for the renewal of the Company's Share Purchase Mandate which will empower the Directors to make purchases or otherwise acquire issued ordinary shares in the capital of the Company ("**Ordinary Shares**") and/or issued non-redeemable convertible non-cumulative preference shares in the capital of the Company ("**Preference Shares**") from time to time subject to certain restrictions set out in the Listing Manual ("**Listing Manual**") of the Singapore Exchange Securities Trading Limited.

Item 10 of the Notice of the 45th AGM is an Ordinary Resolution ("**Resolution 10**") to be proposed at the 45th AGM for the renewal of the Company's IPT Mandate for interested person transactions which will facilitate the Company, its subsidiaries and its associated companies, to enter into transactions with its interested persons, the details of which are set out in Annexure II.

The purpose of this letter is to provide Shareholders with information relating to Resolutions 8 and 10. These are set out in Annexures I and II respectively and Appendix A.

2. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The interests of the Directors in issued Ordinary Shares and Preference Shares, and the interests of the Substantial Shareholders in issued Ordinary Shares based on the Company's Register of Directors' Shareholdings and Register of Substantial Shareholders respectively as at 17 March 2008 (the "**Latest Practicable Date**"), were as follows:

Directors	**Class of Shares**	**Number of Shares held**	**%** [1]
Kwek Leng Beng	Ordinary	397,226	0.044
	Preference	144,445	0.044
Kwek Leng Joo	Ordinary	65,461	0.007
	Preference	100,000	0.030
Kwek Leng Peck	Ordinary	43,758	0.005
Tang See Chim	Ordinary	11,000	0.001
	Preference	4,000	0.001

Substantial Shareholders	**Number of Ordinary Shares** Direct Interest	**Number of Ordinary Shares** Deemed Interest	**Total**	**%** [1]
Hong Realty (Private) Limited ("**HR**")	32,088,024	30,499,756 [2]	62,587,780	6.883
Hong Leong Holdings Limited ("**HLH**")	148,787,477	19,547,220 [3]	168,334,697	18.513
Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**")	140,169,335	301,958,566 [4]	442,127,901	48.623
Davos Investment Holdings Private Limited ("**Davos**")	–	442,127,901 [5]	442,127,901	48.623
Kwek Holdings Pte Ltd ("**KH**")	–	442,127,901 [5]	442,127,901	48.623
Aberdeen Asset Management plc and its subsidiaries (the "**Aberdeen Group**")	–	47,086,871 [6]	47,086,871	5.178
Aberdeen Asset Management Asia Limited ("**AAMAL**")	–	45,489,871 [7]	45,489,871	5.003

Notes:

(1) Based on 909,301,330 issued Ordinary Shares as at the Latest Practicable Date (none of which were held as treasury shares) and 330,874,257 issued Preference Shares as at that date.

(2) HR is deemed under Section 7 of the Companies Act to have an interest in the 30,499,756 Ordinary Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) HLH is deemed under Section 7 of the Companies Act to have an interest in the 19,547,220 Ordinary Shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[4] HLIH is deemed under Section 7 of the Companies Act to have an interest in the 301,958,566 Ordinary Shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof which includes (i) the 62,587,780 Ordinary Shares held directly and indirectly by HR; and (ii) the 168,334,697 Ordinary Shares held directly and indirectly by HLH, out of which 9,305,391 Ordinary Shares have been identified as Ordinary Shares in which HR is also deemed to have an interest in under note [1] above.

[5] Davos and KH are deemed under Section 7 of the Companies Act to have an interest in the 442,127,901 Ordinary Shares held directly and/or indirectly by HLIH in which they are entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

[6] The deemed interest of the Aberdeen Group is based on the last notification to the Company on 11 February 2008 and relates to Ordinary Shares held by various accounts managed or advised by the Aberdeen Group whereby the Aberdeen Group is given proxy voting rights.

[7] The deemed interest of AAMAL is based on the last notification to the Company on 7 March 2008 and relates to Ordinary Shares held by various accounts managed or advised by AAMAL whereby AAMAL is given proxy voting rights.

Directors of the Company will abstain from voting their shareholdings in the Company, if any, and have undertaken to ensure that their associates will abstain from voting their respective shareholdings in the Company, if any, on Resolution 10 relating to the proposed renewal of the IPT Mandate at the 45th AGM.

The relevant companies within the Hong Leong Investment Holdings Pte. Ltd. ("**HLIH**") group (which includes HLIH, a controlling shareholder of the Company and their associates), being Interested Persons under the IPT Mandate, will abstain from voting their respective shareholdings in the Company on Resolution 10 at the 45th AGM.

3. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter (including the Annexures and Appendix A) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate in all material respects and that there are no material facts the omission of which would make any statement in this letter misleading.

Where information contained in this letter has been extracted from published or otherwise publicly available sources, the sole responsibility of the Directors has been to ensure that such information has been accurately and correctly extracted from these sources and reflected in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
CITY DEVELOPMENTS LIMITED

KWEK LENG BENG
Executive Chairman

Note : The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Letter to Shareholders.

PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

1. BACKGROUND

At the Annual General Meeting of the Company held on 26 April 2007 (the "**2007 AGM**"), Ordinary Shareholders had approved, *inter alia*, the renewal of the Share Purchase Mandate to enable the Company to purchase or otherwise acquire its issued Shares. The rationale for, authority and limitations on, and the financial effects of, the Share Purchase Mandate were set out in the Company's Appendix Accompanying Notice of Annual General Meeting dated 27 March 2007 and Ordinary Resolution 8 set out in the Notice of 2007 AGM.

The Share Purchase Mandate was expressed to take effect from the passing of the Ordinary Resolution at the 2007 AGM and will expire on the date of the forthcoming Forty-Fifth Annual General Meeting to be held on 24 April 2008 (the "**45th AGM**"). Accordingly, Ordinary Shareholders' approval will be sought for the renewal of the Share Purchase Mandate at the 45th AGM.

Since the renewal of the Share Purchase Mandate at the 2007 AGM, the Company has not purchased or acquired any Shares under the Share Purchase Mandate.

2. DEFINITIONS

In this Annexure I, the following definitions shall apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company, as amended or modified from time to time
"CDL" or the "Company"	:	City Developments Limited
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore, as amended and modified from time to time
"EPS"	:	Earnings per Ordinary Share
"Group"	:	The Company and its subsidiaries
"HLIH"	:	Hong Leong Investment Holdings Pte. Ltd.
"HLIH Group"	:	HLIH and its subsidiaries
"Income Tax Act"	:	Income Tax Act, Chapter 134 of Singapore, as amended or modified from time to time
"Latest Practicable Date"	:	17 March 2008, being the latest practicable date prior to the printing of this Appendix
"Listing Manual"	:	The Listing Manual of the SGX-ST, as amended or modified from time to time
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"Market Purchase"	:	An on-market purchase of Shares by the Company effected on SGX-ST, through one or more duly licensed stockbrokers appointed by the Company for the purpose

"Memorandum"	:	The Memorandum of Association of the Company, as amended or modified from time to time
"NAV"	:	Net Asset Value
"Ordinary Shares"	:	Ordinary shares in the capital of the Company
"Off-Market Purchase"	:	An off-market purchase of Shares by the Company effected in accordance with an equal access scheme
"Preference Shares"	:	Non-redeemable convertible non-cumulative preference shares in the capital of the Company
"SFA"	:	Securities and Futures Act, Chapter 289 of Singapore, as amended or modified from time to time
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shares"	:	Ordinary Shares and Preference Shares
"Shareholders"	:	Registered holders of Shares, except where the registered holder is The Central Depository (Pte) Limited ("**CDP**"), the term "**Shareholders**" shall in relation to such Shares, mean the Depositors whose securities accounts maintained with CDP are credited with the Shares
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares
"SIC"	:	Securities Industry Council of Singapore
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers

The terms "**Depositor**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Annexure I to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Annexure I shall have the same meaning assigned to it under the Companies Act, the Income Tax Act, the SFA, the Listing Manual or Take-over Code or any statutory modification thereof, as the case may be.

Any discrepancies in the tables in this Annexure I between the listed amounts and the totals thereof are due to rounding.

3. RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 Rationale for the Share Purchase Mandate.

The Share Purchase Mandate will give the Directors the flexibility to purchase Shares, if and when circumstances permit, with a view to enhancing the EPS and/or the NAV per Ordinary Share. The Directors believe that share purchases also provide the Company and its Directors with an alternative to facilitate the return of surplus cash over and above its ordinary capital requirements and exercise greater control over the Company's share capital structure.

The Directors further believe that share purchases may bolster confidence of Ordinary Shareholders and/or holders of Preference Shares. With the Share Purchase Mandate, the Directors will have the ability to purchase Shares on the SGX-ST, where appropriate, to stabilise the demand for the Shares and to buffer against short-term share price volatility due to market speculation.

Purchases of Shares by the Company will be made only in circumstances where it is considered, to be in the best interests of the Company. Further, the Directors do not propose to carry out share purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or Group, or result in the Company being delisted from the SGX-ST.

3.2 **Authority and Limits of the Share Purchase Mandate.**

The authority and limitations placed on the purchase or acquisition of issued Shares by the Company under the Share Purchase Mandate are summarised below:

3.2.1 ***Maximum Number of Shares***

Only Shares which are issued and fully paid may be purchased or acquired by the Company under the Share Purchase Mandate.

Subject to the Companies Act, the Share Purchase Mandate will authorise the Company, from time to time, to purchase such number of Shares which represent up to:

(i) in the case of Ordinary Shares, a maximum of 10% of the total number of issued Ordinary Shares (excluding any Ordinary Shares which are held as treasury shares); and

(ii) in the case of Preference Shares, a maximum of 10% of the total number of issued Preference Shares,

as at the date of the 45th AGM at which the renewal of the Share Purchase Mandate is approved.

As at the Latest Practicable Date, no Ordinary Shares were held as treasury shares.

3.2.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, by the Company from the date of the 45th AGM up to the earlier of:

(i) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority conferred by the Share Purchase Mandate is varied or revoked in General Meeting.

3.2.3 ***Manner of Purchase***

Purchases or acquisitions of Shares may be made by way of Market Purchases and/or Off-Market Purchases.

Market Purchases refer to purchases of Shares by the Company effected on the SGX-ST through the Central Limit Order Book (CLOB) trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose.

Off-Market Purchases refer to purchases of Shares by the Company made under an equal access scheme or schemes for the purchase of Shares. The Directors may impose such terms and conditions, which are not inconsistent with the Share Purchase Mandate, the Listing Manual, the Companies Act or the Memorandum and the Articles, as they consider fit in the interests of the Company in connection with or in relation to an equal access scheme or schemes. Under the Companies Act, an equal access scheme must satisfy all the following conditions:

(i) the offers for the purchase or acquisition of shares under the scheme are to be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii) all of those persons have a reasonable opportunity to accept the offers made to them; and

(iii) the terms of all the offers are the same except that there shall be disregarded:

(aa) differences in consideration attributable to the fact that the offers relate to shares with different accrued dividend entitlements;

(bb) differences in consideration attributable to the fact that the offers relate to shares with different amounts remaining unpaid; and

(cc) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.

In addition, the Listing Manual provides that in making an Off-Market Purchase, a listed company must issue an offer document to all shareholders containing, *inter alia*:

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed share purchases;

(4) the consequences, if any, of share purchases by the listed company that will arise under the Take-over Code or other applicable take-over rules;

(5) whether the share purchases, if made, could affect the listing of the listed company's shares on the SGX-ST; and

(6) details of any share purchases made by the listed company in the previous 12 months (whether Market Purchases or Off-Market Purchases), giving the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for the purchases, where relevant, and the total consideration paid for the purchases.

3.2.4 ***Maximum Purchase Price***

The purchase price (excluding brokerage, stamp duties, applicable goods and services tax and other related expenses) to be paid for the Shares will be determined by the Directors. However, the purchase price must not exceed:

(i) in the case of a Market Purchase, 105% of the Average Closing Price (as defined below); and

(ii) in the case of an Off-Market Purchase, 120% of the Highest Last Dealt Price (as defined below),

(**"Maximum Price"**).

For the above purposes:

"Average Closing Price" means the average of the closing market prices of the Ordinary Shares or Preference Shares (as the case may be) over the last five Market Days on the SGX-ST, on which transactions in the Ordinary Shares or Preference Shares were recorded, immediately preceding the day of the Market Purchase by the Company, and deemed to be adjusted for any corporate action that occurs after such 5-Market Day period;

"Closing Market Price" means the last dealt price for an Ordinary Share or Preference Share (as the case may be) transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system as shown in any publication of the SGX-ST or other sources;

"Highest Last Dealt Price" means the highest price transacted for an Ordinary Share or Preference Share (as the case may be) as recorded on the SGX-ST on the Market Day on which there were trades in the Ordinary Shares or Preference Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"day of the making of the offer" means the day on which the Company makes an offer for the Off-Market Purchase of Ordinary Shares or Preference Shares (as the case may be) from Ordinary Shareholders or holders of Preference Shares, stating the purchase price (which shall not be more than the Maximum Price for an Off-Market Purchase, calculated on the foregoing basis) for each Ordinary Share or Preference Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.3 **Source of Funds.**

In purchasing or acquiring Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Articles and applicable laws in Singapore. Payment may be made by the Company in consideration of the purchase or acquisition of its own Shares out of the Company's capital as well as from its profits.

The Company intends to use internal resources and/or external borrowings to finance purchases or acquisitions of its Shares under the Share Purchase Mandate. The Directors do not intend to exercise the Share Purchase Mandate to such extent as would have a material adverse effect on the working capital requirements or the gearing levels of the Group. In determining whether to undertake any purchases or acquisitions of Shares under the Share Purchase Mandate, the Directors will take into account, *inter alia*, the prevailing market conditions, the financial position of the Group and other relevant factors.

3.4 **Status of Purchased or Acquired Shares.**

Under the Companies Act, Preference Shares which are purchased or acquired by the Company will be deemed cancelled immediately on purchase or acquisition. Ordinary Shares purchased or acquired by the Company may be held or dealt with as treasury shares or cancelled. As such, cancelled Shares purchased or acquired by the Company will be automatically delisted by the SGX-ST, and certificates in respect thereof will be cancelled and destroyed by the Company as soon as practicable following settlement of any such purchase or acquisition.

Some of the provisions on treasury shares under the Companies Act are summarised below:

3.4.1 ***Maximum Holdings***

The number of Ordinary Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Ordinary Shares.

3.4.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote in respect of treasury shares and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a sub-division or consolidation of any treasury share into treasury shares of a smaller or larger amount is allowed so long as the total value of the treasury shares after the sub-division or consolidation is the same as before.

3.4.3 ***Disposal and Cancellation***

Where Ordinary Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares (in each case, the **"usage"**). Such announcement must include details such as the date of the usage, the purpose of the usage, the number of treasury shares of the usage, the number of treasury shares before and after the usage, and the percentage of the number of treasury shares of the usage against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after the usage.

3.5 **Financial Effects.**

The financial effects on the Company and the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of capital or profits of the Company, the aggregate number of Shares purchased or acquired, the consideration paid at the relevant time and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Company and the Group based on the audited financial accounts of the Group for the financial year ended 31 December 2007 are based on the assumptions set out below:

3.5.1 ***Purchase or Acquisition out of Capital or Profits***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's capital or profits so long as the Company is solvent.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by the Company. Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced.

The purchases or acquisitions of Shares by the Company will reduce the cash reserves and/or increase the borrowings of the Company and the Group, thereby reducing the working capital and shareholders' funds of the Company and the Group. As a result of this, the gearing ratio of the Company and the Group will increase and the current ratios will decrease on the assumption that the additional external borrowings obtained, if any, are classified as current liabilities.

3.5.2 ***Maximum Price Paid for Shares Acquired or Purchased***

Based on the existing number of issued Ordinary Shares and Preference Shares in the capital of the Company as at the Latest Practicable Date, the exercise in full of the Share Purchase Mandate would result in the purchase of 90,930,133 Ordinary Shares (representing 10% of the total number of issued Ordinary Shares in the capital of the Company) and 33,087,425 Preference Shares (representing 10% of the total number of issued Preference Shares in the capital of the Company).

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires the 90,930,133 Ordinary Shares at the Maximum Price of $10.97 for one Ordinary Share (being the price equivalent to 5% above the Average Closing Price as at the Latest Practicable Date) and the 33,087,425 Preference Shares at the Maximum Price of $1.86 for one Preference Share (being the price equivalent to 5% above the Average Closing Price as at the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 90,930,133 Ordinary Shares and 33,087,425 Preference Shares is approximately $1,059 million.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires the 90,930,133 Ordinary Shares at the Maximum Price of $12.14 for one Ordinary Share (being the price equivalent to 20% above the Highest Last Dealt Price as at the Latest Practicable Date) and the 33,087,425 Preference Shares at the Maximum Price of $2.10 for one Preference Share (being the price equivalent to 20% above the Highest Last Dealt Price as at the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 90,930,133 Ordinary Shares and 33,087,425 Preference Shares is approximately $1,173 million.

3.5.3 ***Whether the underlying Shares are cancelled or held in treasury***

The financial effects on the Group arising from purchases or acquisitions of Shares will also depend on whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only, on the basis that the Company purchases or acquires 90,930,133 Ordinary Shares and 33,087,425 Preference Shares by way of Market Purchases made out of profits and/or capital and held in treasury for Ordinary Shares purchased or acquired and cancelled for Preference Shares purchased or acquired, and that the Share Purchase Mandate had been effective on 1 January 2007, the financial effects on the audited financial accounts of the Group and the Company for the financial year ended 31 December 2007 would have been as follows:

As at 31 December 2007	GROUP Before Purchase of Ordinary Shares and Preference Shares $'000	GROUP After Purchase of Ordinary Shares and Preference Shares[1],[8] $'000	COMPANY Before Purchase of Ordinary Shares and Preference Shares $'000	COMPANY After Purchase of Ordinary Shares and Preference Shares[1],[8] $'000
Share Capital and Reserves[1]	5,198,784	5,138,532	4,334,846	4,274,594
Treasury Shares	–	(997,504)	–	(997,504)
NAV	5,198,784	4,141,028	4,334,846	3,277,090
Total Equity	6,916,397	5,858,641	4,334,846	3,277,090
Current Assets[2]	4,448,950	4,432,040	3,810,012	3,793,102
Current Liabilities[2]	1,524,762	2,565,608	635,284	1,676,130
Working Capital	2,924,188	1,866,432	3,174,728	2,116,972
Net Borrowings[2],[3]	3,327,896	4,385,652	1,869,749	2,927,505
Number of Ordinary Shares[7]	909,301,330	818,371,197	909,301,330	818,371,197
Financial Ratios				
NAV per Ordinary Share ($)	5.72	5.06	4.77	4.00
Basic EPS (Ordinary) (cents)[4]	78.31	87.17	69.64	77.54
Net Gearing (times)[5]	0.48	0.75	0.43	0.89
Current Ratio (times)[6]	2.92	1.73	6.00	2.26

Notes:

(1) Assuming no Preference Shares are converted.

(2) Assuming the purchases or acquisitions of Ordinary Shares and Preference Shares are funded using all available cash and cash equivalents (excluding project accounts) of the Company and the balance via short term bank borrowings. For the purpose of this calculation, we have not taken into account any interest foregone on the utilised cash and cash equivalents, or any interest payable on the additional borrowings.

(3) Net borrowings refer to the aggregate borrowings from banks and financial institutions, and finance lease creditors, after deducting cash and cash equivalents. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

(4) Basic EPS is based on the net attributable profit to ordinary shareholders and the number of Ordinary Shares.

(5) Net gearing is computed based on the ratio of net borrowings to total equity.

(6) Current ratio is computed based on the ratio of current assets to current liabilities.

(7) Number of Ordinary Shares refers to number of issued and paid-up Ordinary Shares as at Latest Practicable Date as well as the weighted average number of shares outstanding during the year.

(8) The funds used for effecting the number of Shares acquired or purchased are taken from capital (50%) and out of accumulated profits (50%).

Shareholders should note that the financial effects set out above, based on the respective aforementioned assumptions, are for illustration purposes only.

In particular, it is important to note that the above analysis is based on the latest audited financial statements of the Group for the financial year ended 31 December 2007, and is not necessarily representative of the future financial performance of the Group or the Company. In addition, the actual impact will depend on the actual number and price of Shares that may be acquired or purchased by the Company as well as how the purchase or acquisition is funded, and the Company may not carry out the Share Purchase Mandate to the full 10% mandated and may cancel or hold in treasury all or part of the Ordinary Shares purchased or acquired.

3.6 **Taxation.**

Purchase or Acquisition of Ordinary Shares

Under Section 10J of the Income Tax Act, a Singapore company which purchases or acquires its own ordinary shares using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares are purchased. Where a company purchases or acquires its own ordinary shares using its profits under the Companies Act, it will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired. Where a company acquires or purchases its ordinary shares using its contributed capital, the payment made to shareholders shall not be regarded as a payment of dividends to shareholders.

With effect from 1 January 2008, all companies in Singapore are under the one-tier corporate tax system. Under this system, all dividends paid by the company out of its distributable reserves would be tax exempt in the hands of shareholders (the "**tax exempt (1-tier) dividends**").

The tax treatment of the receipt from a share purchase in the hands of shareholders is set out below.

Where the buyback is undertaken by way of a Market Purchase through a special trading counter established by the SGX-ST, to the extent that the payment is not made out of the contributed capital of the company, the proceeds received by a shareholder will be regarded as a dividend if:

(a) the shares sold through the special trading counter were not acquired by the shareholder through any securities lending or repurchase arrangement;

(b) the shareholder has beneficially owned the shares for a continuous period of at least 183 days ending immediately before the day of the sale of the shares through the special trading counter;

(c) the shareholder has furnished to the Comptroller of Income Tax, or such other person as the Comptroller of Income Tax may direct, a declaration relating to the ownership and other particulars of the shares sold in such form and manner as may be approved by the Comptroller of Income Tax; and

(d) the company has complied with such requirements as may be imposed by the Comptroller of Income Tax.

Where the buyback is undertaken by way of an Off-Market Purchase in accordance with an equal access scheme authorised in advance by the company in general meeting, to the extent that the payment is not made out of the contributed capital of the company, the proceeds received by the shareholder will be regarded as a dividend provided that the shareholder has not obtained the shares under a securities lending or repurchase arrangement.

In all other cases, the proceeds that the shareholder receives from the buyback will be treated as proceeds from the disposal of shares and not a dividend. Whether or not such proceeds are taxable in the hands of such shareholder will depend on whether such proceeds are receipt of an income or capital nature. Where the proceeds received by the shareholder is treated as a dividend, the tax exempt (1-tier) dividend would be tax exempt in the hands of the shareholder.

Preference Shares Redemption

As the Preference Shares are non-redeemable, Section 10K of the Income Tax Act detailing the tax consequences of redemption of redeemable shares is not relevant.

Purchase or Acquisition of Preference Shares

Under Section 10M of the Income Tax Act, a Singapore company which purchases or acquires its own shares of a preferential nature using its distributable profits is deemed to have paid a dividend to its shareholders from whom the shares of a preferential nature are purchased or acquired. Where a company purchases or acquires its own shares of a preferential nature using its distributable profits under the Companies Act, it will therefore be regarded as having paid a dividend to shareholders from whom such shares are purchased or acquired. Where a company acquires or purchases its own shares of a preferential nature using its contributed capital, the payment made to shareholders shall not be regarded as a payment of dividend to shareholders.

With effect from 1 January 2008, all companies in Singapore are under the one-tier corporate tax system. Under this system, all dividends paid by the company out of its distributable reserves would be tax exempt in the hands of shareholders.

Notwithstanding that any purchase or acquisition by a company of its shares of a preferential nature would be regarded as the payment of a dividend from the company's perspective, the receipt from such purchase or acquisition in the hands of the relevant shareholders would not be deemed to be dividends.

Shareholders should note that the foregoing does not constitute, and should not be regarded as constituting, advice on the tax position of any Shareholder. Shareholders who are in doubt as to their respective tax positions or any tax implications, including those who may be subject to tax in a jurisdiction outside Singapore, should consult their own professional advisers.

3.7 **Listing Manual.**

The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST, in such reporting format as prescribed by the SGX-ST or the Listing Manual, not later than 9.00 a.m. (a) in the case of a Market Purchase, on the Market Day following the day of purchase of any of its shares; and (b) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. The Listing Manual restricts a listed company from purchasing shares by way of a Market Purchase at a price which is more than 5% above the Average Closing Market Price (as defined in Paragraph 3.2.4 of this Annexure I). Hence, the Maximum Price for the purchase or acquisition of Shares by the Company by way of a Market Purchase complies with this requirement.

Although the Listing Manual does not prescribe a maximum price in relation to purchase or acquisition of shares by way of an Off-Market Purchase, the Company has set a cap of 20% above the Highest Last Dealt Price of an Ordinary Share or Preference Share (as the case may be) as the Maximum Price for an Ordinary Share or Preference Share to be purchased or acquired by way of an Off-Market Purchase.

While the Listing Manual does not expressly prohibit any purchase or acquisition of shares by a listed company during any particular time or times, the Company will not undertake any purchase or acquisition of Shares pursuant to the Share Purchase Mandate at any time after any matter or development of a price sensitive nature has occurred or has been the subject of a decision until such price sensitive information has been publicly announced. In particular, in line with the Company's Internal Code On Securities Trading, the Company will not purchase or acquire any Shares during the period of two weeks before the announcement of the Company's financial statements for each of the first three quarters of its financial year, and one month before the announcement of the Company's financial statements for the full financial year (as the case may be).

The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares excluding treasury shares (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by public shareholders. Under the Listing Manual, "public" is defined as persons other than the directors, substantial shareholders, chief executive officer or controlling shareholders of the company and its subsidiaries, as well as the associates of such persons.

As at the Latest Practicable Date, approximately 51.22% of the issued Ordinary Shares were held by public Ordinary Shareholders. In the event that the Company purchases the maximum of 10% of its issued Ordinary Shares from such public Ordinary Shareholders, the resultant percentage of the issued Ordinary Shares held by public Ordinary Shareholders would be reduced to approximately 45.80%. Accordingly, the Directors are of the view that there is, at present, a sufficient number of Ordinary Shares in issue held by public Ordinary Shareholders that would permit the Company to potentially undertake purchases or acquisitions of the Ordinary Shares through Market Purchases up to the full 10% limit pursuant to the Share Purchase Mandate without affecting adversely the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or adversely affect orderly trading of the Ordinary Shares.

3.8 Obligation to Make a Take-Over Offer.

(a) As the Preference Shares do not carry general voting rights, there will be no Take-over Code implications arising from the purchase or acquisition by the Company of Preference Shares pursuant to the Share Purchase Mandate.

(b) If, as a result of any purchase or acquisition of Ordinary Shares made by the Company under the Share Purchase Mandate, an Ordinary Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 14 of the Take-over Code. Consequently, an Ordinary Shareholder or group of Ordinary Shareholders acting in concert could obtain or consolidate effective control of the Company and become obliged to make a take-over offer for the Company under Rule 14.

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will, *inter alia,* be presumed to be acting in concert: (a) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); (b) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other, and (c) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing companies for the purchase of voting rights. For this purpose, a company is an associated company of another company if the second-mentioned company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.

The circumstances under which Ordinary Shareholders, including Directors, and persons acting in concert with them, respectively, will incur an obligation to make a take-over offer after a purchase or acquisition of Ordinary Shares by the Company are set out in Rule 14 and Appendix 2 of the Take-over Code.

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that unless exempted (or if exempted, such exemption is subsequently revoked), Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of a purchase or acquisition of Ordinary Shares by the Company:

(i) the percentage of voting rights held by such Directors and their concert parties in the Company increase to 30% or more; or

(ii) if the Directors and their concert parties hold 30% or more but less than 50% of the Company's voting rights, and their voting rights increase by more than 1% in any period of six months.

In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 of the Take-over Code, an Ordinary Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing its Ordinary Shares, the voting rights of such Ordinary Shareholder would increase to 30% or more, or, if such Ordinary Shareholder holds 30% or more but less than 50% of the Company's voting rights, the voting rights of such Ordinary Shareholder would increase by more than 1% in any period of six months. Such Ordinary Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to whether they would incur any obligation to make a take-over offer under the Take-over Code as a result of any purchase or acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate are advised to consult their professional advisers and/or the SIC at the earliest opportunity.

3.9 **Certain General Take-Over Code Implications Arising from the Share Purchase Mandate.**

Based on information available to the Company as at the Latest Practicable Date, HLIH and its concert parties (**"HLIH Concert Parties"**) hold approximately 49.30% of the total number of issued Ordinary Shares.

Assuming that there is no change in the said shareholding interests of the HLIH Concert Parties in the Company, the acquisition by the Company of the maximum 90,930,133 Ordinary Shares (being 10% of the total number of issued Ordinary Shares in the capital of the Company as at the Latest Practicable Date) from Ordinary Shareholders other than the HLIH Concert Parties, will result in their collective shareholding interests increasing from 49.30% to 54.77%. In addition, if the Company were to exercise its right to convert the Preference Shares into Ordinary Shares, the percentage shareholding of the HLIH Concert Parties may also increase (depending on whether and the extent to which, the Company converts the Preference Shares into Ordinary Shares).

Based on the above information as at the Latest Practicable Date, the percentage of voting rights held by the HLIH Concert Parties in the Company may be increased by more than 1% in any 6-month period as a result of acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate and/or the conversion of the Preference Shares. However, in general terms, the HLIH Concert Parties will not be obliged under the Take-over Code to make a take-over offer for the Ordinary Shares even if their aggregate shareholdings were to so increase by more than 1% in any 6-month period, provided that their collective shareholdings amount to more than 49% for at least six months prior to such increase. As at the Latest Practicable Date, the HLIH Concert Parties have collectively held more than 49% of the Company for more than six months.

The HLIH Concert Parties has made an application to SIC and it has been confirmed by SIC, *inter alia*, that no take-over obligation will arise even if any individual member or sub-group within the HLIH Concert Parties group increases its holding to 30% or more, or if already holding between 30% and 50%, acquires further voting rights in the Company sufficient to increase its holding by more than 1% in any 6-month period.

Save as disclosed above, based on the Register of Substantial Shareholders of the Company as at the Latest Practicable Date, the Directors are not aware of any substantial shareholder (together with persons acting in concert with it) who would become obliged to make a mandatory take-over offer for the Company under the Take-over Code in the event that the Company purchases the maximum 90,930,133 Ordinary Shares pursuant to the Share Purchase Mandate.

4. RECOMMENDATION

For the reasons set out in Section 3 of Annexure I, the Directors recommend that Ordinary Shareholders vote in favour of the Ordinary Resolution 8 for the renewal of the Share Purchase Mandate at the forthcoming 45th AGM.

PROPOSED RENEWAL OF THE IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. BACKGROUND

On 29 May 2003, the Company obtained shareholders' approval at an Extraordinary General Meeting of the Company ("**2003 EGM**") for the Company, its subsidiaries and its associated companies not listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or an approved exchange, over which the Company, its subsidiaries and/or interested persons have control (collectively "**CDL EAR Group**"), to enter into transactions within the categories of Interested Person Transactions set out in the Company's circular to shareholders dated 28 April 2003, with such persons within the class or classes of Interested Persons as described in the said circular, provided that such transactions are entered into in accordance with the review procedures set out in the said circular (the "**IPT Mandate**"). The IPT Mandate was renewed at each of the Company's Annual General Meetings since 2004, including the last 44th Annual General Meeting. Given that such Interested Person Transactions are expected to occur with some degree of frequency and may arise at any time, and to allow the Group to undertake such transactions in an expeditious manner, shareholders' approval will be sought at the coming 45th AGM of the Company for the renewal of the IPT Mandate.

2. RENEWAL OF THE IPT MANDATE

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The IPT Mandate approved at the 44th AGM was expressed, unless revoked or varied by the Company in general meeting, to continue in force until the next Annual General Meeting of the Company, being the 45th AGM, which is to be held on 24 April 2008. Accordingly, it is proposed that the IPT Mandate be renewed at the 45th AGM, to take effect until the conclusion of the next annual general meeting of the Company to be held in 2009.

The nature of the Interested Person Transactions and the classes of Interested Persons in respect of which the IPT Mandate is sought to be renewed remain unchanged.

Particulars of the IPT Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix A.

3. INTERESTED PERSON TRANSACTIONS CONDUCTED IN THE YEAR ENDED 31 DECEMBER 2007

Interested Person Transactions conducted by the CDL EAR Group for the year ended 31 December 2007 ("**FY2007**") were as follows:

Interested Persons	Aggregate value of all interested person transactions conducted in FY2007 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(leases, marketing, construction award, and carpark operation and management services)*	$3,483,043
Directors and their relatives		Nil

4. AUDIT COMMITTEE'S STATEMENT

The Audit Committee of the Company confirms that:

(a) the methods and procedures for determining the transaction prices of the Interested Person Transactions conducted under the IPT Mandate have not changed since the 2003 EGM; and

(b) the methods and procedures referred to in (a) above continue to be sufficient to ensure that these Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

5. RECOMMENDATION

The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Messrs Chee Keng Soon, Foo See Juan, Han Vo-Ta and Tang See Chim.

They are of the opinion that the entry into of the Interested Person Transactions (as described in Section 6 of Appendix A) between the CDL EAR Group (as defined in Section 2 of Appendix A) and the Interested Persons (as described in Section 5 of Appendix A) in the ordinary course of business will be entered into to enhance the efficiency of the Group and are in the best interests of the Company. For the reasons set out in Sections 2 and 4 of Appendix A, they recommend that Shareholders vote in favour of Resolution 10 for the renewal of the IPT Mandate at the forthcoming 45th AGM.

THE IPT MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") ("**Chapter 9**") applies to transactions between a party that is an entity at risk and a counter party that is an interested person. The objective of Chapter 9 (as stated in Rule 901 of the Listing Manual) is to guard against the risk that interested persons could influence a listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders. The aforementioned terms "entity at risk", "interested person" and "associated companies" are defined below.

1.2 <u>Main terms used in Chapter 9</u>:

(a) An "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has or have control over the associated company.

(b) An "**associated company**" of a listed company means a company in which at least 20 per cent. but not more than 50 per cent. of its shares are held by the listed company or the listed group.

(c) An "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9.

(d) An "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder.

(e) An "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder of the listed company (being an individual) means an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder; the trustees of any trust of which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and any company in which the director and/or his immediate family, or the chief executive officer and/or his immediate family or the controlling shareholder and/or his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent. or more; and, where a controlling shareholder of the listed company is a corporation, its "associate" means its subsidiary or holding company or fellow subsidiary or a company in which it and/or such other companies taken together have (directly or indirectly) an interest of 30 per cent. or more.

(f) A **"chief executive officer"** of a listed company means the most senior executive officer who is responsible under the immediate authority of the board of directors for the conduct of the business of the listed company.

(g) A **"controlling shareholder"** of a listed company means a person who holds directly or indirectly 15 per cent. or more of the nominal amount of all voting shares in the listed company; or a person who in fact exercises control over a company.

(h) An **"interested person transaction"** means a transaction between an entity at risk and an interested person.

1.3 Materiality thresholds, announcement requirements and shareholders' approval

When Chapter 9 applies to a transaction with an interested person (except for any transaction which is below $100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and are hence excluded from certain requirements of Chapter 9) and the value of the transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated net tangible assets (**"NTA"**)[1]), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction.

In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5 per cent. of the listed company's latest audited consolidated NTA[2]; or

(b) 5 per cent. of the listed company's latest audited consolidated NTA, when aggregated with the values of other transactions entered into with the same interested person (such term as construed under Chapter 9) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

1.4 Shareholders' general mandate

Chapter 9 allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials, but not in respect of the purchase or sale of assets, undertakings or businesses, which may be carried out with the listed company's interested persons.

2. INTRODUCTION AND RATIONALE FOR THE IPT MANDATE

2.1 Hong Leong Investment Holdings Pte. Ltd. (**"HLIH"**), the controlling shareholder of the Company, is also the ultimate holding company of two other publicly listed companies on the SGX-ST, namely, Hong Leong Asia Ltd. and Hong Leong Finance Limited. HLIH and its associates (the **"HLIH Group"**) are interested persons of the Company.

---

[1] Based on the audited consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2007, the annual consolidated NTA of the Group was $5,190,909,000.

[2] In relation to the Company, for the purposes of Chapter 9, in the current financial year and until such time that the annual consolidated accounts of the Company and its subsidiaries for the year ending 31 December 2008 are published by the Company, 5 per cent. of the latest annual audited consolidated NTA of the Group would be $259,545,450.

2.2 Due to the size of the HLIH Group and the diversity of the activities of CDL and its subsidiaries (the "**Group**"), it is anticipated that:

(a) CDL;

(b) subsidiaries of CDL that are not listed on the SGX-ST or an approved exchange; and

(c) associated companies of CDL that are not listed on the SGX-ST or an approved exchange, provided that the Group or the Group and its interested person(s), has or have control over the associated companies,

(together, the "**CDL EAR Group**"), or any of them, would, in the ordinary course of its businesses, enter into certain transactions with its interested persons. It is likely that such interested person transactions will occur with some degree of frequency and may arise at any time. Thus, the IPT Mandate is intended to facilitate transactions in the normal course of business of the CDL EAR Group falling within the categories of interested person transactions as set out in Section 6 below (the "**Interested Person Transactions**"), that are transacted from time to time with the interested persons as specified in Section 5 below (the "**Interested Persons**") provided that they are carried out at arm's length and on the Group's normal commercial terms and which are not prejudicial to the interests of the Company and its minority Shareholders.

3. SCOPE OF THE IPT MANDATE

3.1 The IPT Mandate will not cover any Interested Person Transaction which has a value below $100,000 as the threshold and aggregation requirements of Chapter 9 of the Listing Manual of the SGX-ST do not apply to such transactions.

3.2 Transactions with interested persons, which do not fall within the ambit of the IPT Mandate (including any renewal thereof), will be subject to the applicable provisions of Chapter 9 and/or any other applicable provisions of the Listing Manual.

4. BENEFITS OF THE IPT MANDATE

4.1 The Directors are of the view that it will be beneficial to the CDL EAR Group to transact or continue to transact with the Interested Persons, especially since the Interested Person Transactions are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies and will not be prejudicial to the interests of the Company and its minority Shareholders.

4.2 Where the Interested Person Transactions relate to the provision to, and the obtaining from, Interested Persons of products or services as contemplated in Sections 6(a), (b) and (d), the CDL EAR Group will benefit from having access, where applicable, to competitive quotes from its Interested Persons as well as from unrelated third parties, and may also derive savings in terms of cost efficiencies and greater economies of scale in its transactions with Interested Persons. The provision of products and services to Interested Persons are also an additional source of revenue for the CDL EAR Group, provided that such products and services are provided on arm's length basis and on normal commercial terms. Where the Interested Person Transactions relate to financial and treasury transactions as contemplated in Section 6(c), the CDL EAR Group will benefit from the competitive quotes received from its Interested Persons, thus leveraging on the financial strength and credit standing of the Interested Persons.

4.3 The adoption of the IPT Mandate and the renewal of the same on an annual basis would eliminate the need for the Company to convene separate general meetings on each occasion to seek Shareholders' approval as and when such Interested Person Transactions with the Interested Persons arise, thereby reducing substantial administrative time and expenses associated with the convening of such meetings without compromising the corporate objectives of the Group. This would also enable the Group to maximise its business opportunities especially in commercial transactions which are time-sensitive in nature. At the same time, the Group would be able to channel the significant amount of administrative resources, including time and expenses, saved towards its other corporate objectives.

5. CLASSES OF INTERESTED PERSONS

The IPT Mandate will apply to transactions with the following classes of Interested Persons:

(a) the HLIH Group; and

(b) Directors, chief executive officer(s) and controlling shareholders of the Company (other than entities who fall under the HLIH Group described in paragraph (a) above) and their respective associates.

6. CATEGORIES OF INTERESTED PERSON TRANSACTIONS

The Interested Person Transactions between the CDL EAR Group and Interested Persons which will be covered by the IPT Mandate relate to recurrent transactions of a revenue or trading nature or those necessary for the Group's day-to-day operations, and are set out as follows:

(a) Property-related Transactions

Transactions within the ambit of this category comprise the leasing or rental of properties; the award of contracts to main contractors, suppliers and consultants for property development projects; and the provision and/or receipt of project management services; marketing and property agency services; cleaning, security and building maintenance services; property and estate management services including serviced apartments and serviced offices management services; and carpark management services.

(b) Management and Support Services

This category comprises transactions in relation to the receipt or provision of management services; legal; and financial advisory and consultancy services.

(c) Financial and Treasury Transactions

This category comprises transactions in relation to the placement of funds with Interested Persons, the borrowing of funds from Interested Persons, and the entry into foreign exchange, swap and option transactions with Interested Persons that do not fall under the exceptions to interested person transactions pursuant to Rule 915(6) and Rule 915(7) of Chapter 9[3]; and the subscription by the CDL EAR Group of debt securities issued by any Interested Person and the issue of debt securities by the CDL EAR Group to any Interested Person.

[3] Pursuant to Rule 915(6) and Rule 915(7) of Chapter 9, the provision of receipt of financial assistance or services by or from a financial institution that is licensed or approved by the Monetary Authority of Singapore, on normal commercial terms and in the ordinary course of business does not constitute an interested person transaction which would require compliance with Rules 905, 906 and 907 of Chapter 9. Rule 905 relates to requirements for immediate announcement of interested person transactions, Rule 906 relates to requirements for seeking shareholders' approval for interested person transactions, and Rule 907 relates to requirements for disclosure of the aggregate value of interested person transactions in the listed company's annual report.

Pursuant to Rule 916(3) of Chapter 9, the provision of a loan by the CDL EAR Group to a joint venture with an Interested Person does not require the seeking of shareholders' approval provided that such loan is extended by all joint venture partners on the same terms and in proportion to their equity interest in the joint venture; the Interested Person does not have an existing equity interest in the joint venture prior to the participation of the CDL EAR Group in the joint venture; and the Company has announced that its Audit Committee is of the view that: (i) the provision of the loan is not prejudicial to the interests of the Company and its minority Shareholders; (ii) the risks and rewards of the joint venture are in proportion to the equity of each of the joint venture partners; and (iii) the terms of the joint venture are not prejudicial to the interests of the Company and its minority Shareholders.

(d) General Transactions

This category comprises transactions in relation to the purchase and sale of goods including building materials, electronic and engineering equipment, building automation systems, computer systems (hardware and software), vehicles, parts and accessories, and the provision and receipt of after-sales services.

7. REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

7.1 In general, there are procedures established by the Group to ensure that Interested Person Transactions, which are reviewed and approved by the management, are undertaken on an arm's length basis, on normal commercial terms consistent with the Group's usual business practices and policies, are not prejudicial to the interests of the Company and its minority Shareholders, and on terms which are generally no more favourable to the Interested Persons than those extended to or received from unrelated third parties.

7.1.1 Property-related Transactions, Management and Support Services, and General Transactions

All Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 7.1.2 below) are to be carried out at the published or prevailing rates/prices of the service or product providers (including, where applicable, preferential rates/prices/discounts accorded to a class or classes of customers or for bulk purchases where the giving of such preferential rates/prices/discounts are commonly practiced within the applicable industry and may be similarly extended to unrelated third parties), on the service or product provider's usual commercial terms which may also be similarly extended to unrelated third parties, or otherwise in accordance with other applicable industry norms.

In addition, the CDL EAR Group will monitor the Interested Person Transactions (other than the Financial and Treasury Transactions covered in Section 7.1.2 below) as follows:

(a) Property-related Transactions comprising the award of contracts to main contractors, suppliers and consultants for property development projects

(i) an Interested Person Transaction under this sub-paragraph (a) with a value in excess of $10 million shall be reviewed and approved by the audit committee of the Company (the **"Audit Committee"**) prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (a) with a value below or equal to $10 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (a) shall be undertaken based on tenders which may be conducted for the award of such contracts with at least two bids from unrelated third parties to be obtained for comparison purposes. In the absence of tenders or the ability to obtain at least two bids for any tender, an Interested Person Transaction under this sub-paragraph (a) shall be undertaken based on comparison of rates/prices and terms offered by the Interested Person with the rates/prices and terms offered or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products.

(b) Property-related Transactions comprising the leasing or rental of properties

(i) an Interested Person Transaction under this sub-paragraph (b) with a value in excess of $5 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (b) with a value below or equal to $5 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (b) shall be entered into after comparison of rates quoted to at least two unrelated third parties (in the case of leases granted to Interested Persons) or comparison of rates quoted by or obtained from at least two unrelated third parties (in the case of leases granted by Interested Persons) and after taking into account the prevailing market rental rates for other properties within its vicinity of similar or comparable standing and facilities, the tenure of the lease, the area of the leased premises and any other factor which may affect the rental rates or terms of the lease.

(c) Property-related Transactions (other than those covered under sub-paragraphs (a) and (b) herein), Management and Support Services and General Transactions

(i) an Interested Person Transaction under this sub-paragraph (c) with a value in excess of $3 million shall be reviewed and approved by the Audit Committee prior to the entry into of such Interested Person Transaction, or if it is expressed to be conditional on Shareholders' approval, prior to the completion of such Interested Person Transaction;

(ii) an Interested Person Transaction under this sub-paragraph (c) with a value below or equal to $3 million but in excess or equal to $100,000 shall be reviewed by the Audit Committee at its quarterly meetings; and

(iii) Interested Person Transactions under this sub-paragraph (c) shall be entered into, where applicable:

(1) in the case of the provision of services or products by an Interested Person, based on tenders (with at least two bids from unrelated third parties to be obtained for comparison purposes) or comparison of rates and terms offered by or generally quoted by at least two unrelated third parties who are engaged in providing similar services or products; and

(2) in the case of the provision of services or products to an Interested Person, based on comparison of rates and terms offered to at least two unrelated third parties for transactions of a similar nature, size or complexity and taking into account the availability of resources, expertise or manpower for the performance of such services or provision of such goods and the existence of any cost and/or time saving factors.

(d) In the event that comparison quotations cannot be obtained in respect of the Interested Person Transactions covered under sub-paragraphs (a), (b) and (c) above (for example, where there are no unrelated third party providers or users of such services or products, or where the service or product is a proprietary item or due to the nature, speciality or confidentiality of the service or product to be supplied), such Interested Person Transactions shall be entered into only after the senior management staff of the relevant company in the CDL EAR Group (having no interest, direct or indirect, in the interested person transaction and having the authority in such company to approve the entering into of transactions of such nature and value), has evaluated and weighed the benefits of, and rationale for, transacting with the Interested Person and in their report submitted to the Audit Committee, confirmed that the price and terms offered to or by the Interested Person are fair and reasonable. In such evaluation and confirmation, the factors which may be taken into account include, but shall not be limited, to the following:

(i) in relation to the sale of goods or services to the Interested Person and as determined by the senior management staff of the relevant company in the CDL EAR Group and reported to the Audit Committee, the terms of supply should be in accordance with the CDL EAR Group's usual business practice and consistent with the margins obtained by the CDL EAR Group in its business operations or the margins obtained for the same or substantially the same type of transactions;

(ii) in relation to the purchase of goods or services from the Interested Person, the terms of supply will be compared to those for the same or substantially the same types of transactions entered into between the Interested Person and unrelated third parties. The review procedures in such cases may include where applicable, reviewing the standard price lists provided by the Interested Person to its customers for such products or services;

(iii) the efficiencies and flexibilities derived by the CDL EAR Group in transacting with the Interested Person as compared with transacting with unrelated third parties; and

(iv) prevailing industry norms.

7.1.2 Financial and Treasury Transactions

(a) Placement of Funds

In relation to the placement with any Interested Person by the CDL EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two principal bankers or financial institutions of the Group ("**Principal Bankers**") for rates offered by such Principal Bankers for deposits of an amount and currency and for a period equivalent to that of the funds to be placed by the CDL EAR Group. The CDL EAR Group will only place its funds with such Interested Person provided that the interest rate quoted is not less than the highest of the rates quoted by such Principal Bankers and after evaluating and taking into account any factor that may materially and adversely affect the credit standing of the Interested Person with whom the funds are to be placed by the CDL EAR Group or the risks associated in the placement of such funds with the Interested Person, and such other factors relevant for consideration.

(b) Borrowing of Funds

In relation to the borrowing of funds from any Interested Person by a company within the CDL EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two bankers of the borrowing company within the CDL EAR Group for rates offered by such bankers for loans of an amount and currency and for a period equivalent to that of the funds to be borrowed by such borrowing company within the CDL EAR Group. The CDL EAR Group will only borrow funds from such Interested Person provided that the interest rate quoted is not more than the lowest of the rates quoted by such bankers.

(c) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the CDL EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two Principal Bankers. The CDL EAR Group will only enter into such foreign exchange, swap and option transactions with such Interested Person provided that such rates quoted are no less favourable than the rates quoted by such Principal Bankers.

(d) Subscription of Debt Securities

In relation to the subscription by the CDL EAR Group of debt securities issued by the Interested Persons, the CDL EAR Group will only enter into the subscription of such debt securities provided that the price(s) at which the CDL EAR Group subscribes for such debt securities will not be higher than the price(s) at which such debt securities are subscribed for by unrelated third parties.

In relation to the issue of debt securities by the CDL EAR Group to Interested Persons, the CDL EAR Group will only issue such debt securities to Interested Persons provided that the price(s) at which the CDL EAR Group issues such debt securities will not be lower than the price(s) at which such debt securities are issued to unrelated third parties.

In addition to the foregoing, the following threshold limits will be applied to ensure further monitoring by the Group of the Financial and Treasury Transactions entered into by the CDL EAR Group:

Placement of Funds and Subscription of Debt Securities

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person (as such term is construed under Chapter 9) shall at any time exceed the equivalent of 10 per cent. of the consolidated shareholders' funds of the Group (based on its latest audited accounts), each subsequent placement of funds with, or subscription of debt securities from, the same Interested Person shall require the prior approval of the Audit Committee.

Where the aggregate of the outstanding principal amount of funds placed with, and debt securities subscribed from, the same Interested Person does not at any time exceed the limit set out above, the placement of funds with, and subscription of debt securities from, that Interested Person will not require the prior approval of the Audit Committee but shall be reviewed by the Audit Committee at its quarterly meetings.

7.2 A register will be maintained by the Group to record all Interested Person Transactions (and the basis including the quotations, if any and where relevant, obtained to support such basis on which they are entered into) which are entered into pursuant to the IPT Mandate.

The Company shall, on a quarterly basis, report to the Audit Committee on all Interested Person Transactions, and the basis of such transactions, entered into with Interested Persons during the preceding quarter. The Audit Committee shall review such Interested Person Transactions at its quarterly meetings except where such Interested Person Transactions are required under the review procedures to be approved by the Audit Committee prior to the entry thereof.

7.3 The annual internal audit plan shall incorporate a review of the established review procedures for the monitoring of Interested Person Transactions entered into pursuant to the IPT Mandate.

The Audit Committee shall review the internal audit report on Interested Person Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with. If, during a review by the Audit Committee, the Audit Committee is of the view that the established review procedures are not sufficient or have become inappropriate, in view of changes to the nature of, or the manner in which, the business activities of the CDL EAR Group are conducted, it will take such actions as it deems appropriate and/or institute additional procedures as necessary to ensure that future transactions of a similar nature are on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, and the Company will revert to the Shareholders for a fresh mandate based on new review procedures for transactions with Interested Persons.

For the purpose of the review process, if a member of the Audit Committee has an interest in the transaction to be reviewed by the Audit Committee, he will abstain from any decision making by the Audit Committee in respect of that transaction. For example, where two members of the Audit Committee have an interest each in the transaction to be reviewed by the Audit Committee, the review of that transaction will be undertaken by the remaining member(s) of the Audit Committee.

8. EXPIRY AND RENEWAL OF THE IPT MANDATE

The IPT Mandate will take effect from the date of receipt of Shareholders' approval, and will (unless revoked or varied by the Company in general meeting) continue in force until the next annual general meeting of the Company and will apply to Interested Person Transactions entered into from the date of receipt of Shareholders' approval. Approval from Shareholders will be sought for the renewal of the IPT Mandate at each subsequent annual general meeting, subject to review by the Audit Committee of its continued application to the Interested Person Transactions.

If the Audit Committee is of the view that the review procedures under the IPT Mandate are not sufficient to ensure that the Interested Person Transactions are transacted on normal commercial terms and will be prejudicial to the interests of the Company and its minority Shareholders, the Company will seek a fresh mandate from the Shareholders based on new review procedures for Interested Person Transactions.

9. DISCLOSURE

In accordance with Chapter 9, the Company will disclose in its annual report the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year (as well as in the Company's annual reports for subsequent financial years that the IPT Mandate continues to be in force). In addition, the Company will announce the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate for the financial periods which it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report. These disclosures will be in the form set out in Rule 907 of the Listing Manual.

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